PROSPECTUS

Navios Maritime Holdings Inc.

OFFER TO EXCHANGE

Cash and/or 9.75% Senior Notes Due 2024

For

946,100 American Depositary Shares, Each Representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock

AND

SERIES G ADS CONSENT SOLICITATION STATEMENT

To Adopt The Series G Proposed Amended and Restated

Certificate of Designation

Title of Class of Securities	CUSIP No.	Consideration Offered
American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (NYSE: NMpG)	63938Y 100	(i) $1.00 in cash, which shall not be subject to the cash cap, plus (ii) either (a) $7.75 and/or (b) $8.78 principal amount of 9.75% Senior Notes due 2024, per Series G ADS.

THE EXCHANGE OFFER AND THE SERIES G ADS CONSENT SOLICITATION (EACH AS DEFINED BELOW) WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MARCH 29, 2019 UNLESS EXTENDED OR EARLIER TERMINATED BY US AT ANY TIME (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED OR TERMINATED, THE “EXPIRATION DATE”). TENDERS MAY BE WITHDRAWN AT ANY TIME BEFORE 11:59 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE.

The Depository Trust Company (“DTC”) and its direct and indirect participants will establish their own cutoff dates and times to receive instructions to tender in this Exchange Offer, which will be earlier than the Expiration Date. You should contact your broker or other securities intermediary to determine the cutoff date and time applicable to you.

As of December 19, 2018, 1,419,055 Series G ADSs were outstanding. The last reported sales price of the Series G ADSs on the New York Stock Exchange (the “NYSE”) on March 15, 2019 was $5.38 per Series G ADS.

We are offering to exchange:

(1)	cash; and/or

(2)	newly issued 9.75% Senior Notes due 2024 (the “2024 Notes”),

on the terms and conditions set forth in this prospectus (the “Exchange Offer”), for 946,100 outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred Shares”).

If Series G ADSs are validly tendered and not properly withdrawn in excess of the number of Series G ADSs set forth above that we are seeking in the Exchange Offer, they will be subject to the tender acceptance proration procedures described in this prospectus. Any Series G ADSs in excess of the number of Series G ADSs sought in the Exchange Offer will be not be accepted for exchange and will be returned to tendering holders promptly after the consummation of the Exchange Offer. Any such returned Series G ADSs will be subject to the Series G Proposed Amendments (defined below), if adopted. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Tender Acceptance Proration Procedures.”

If the Exchange Offer is completed, the consideration to be received for the Series G ADSs shall be cash and/or 2024 Notes according to the applicable holder’s election, subject to the next sentence. Excluding the Additional Series G ADS Cash Consideration (defined below), no more than 50% of the number of Series G ADSs validly tendered and accepted will receive cash consideration (the “cash cap”). If more than 50% of the Series G ADSs that are validly tendered and accepted for exchange, after giving effect to the tender acceptance proration described in the prior paragraph, have elected to receive cash consideration, they will be subject to consideration proration and all such Series G ADSs in excess of the cash cap will be deemed to have been tendered for, and will automatically receive, 2024 Notes.

Navios Holdings plans to pay the cash consideration to tendering holders who elected cash consideration (subject to the consideration proration described above) and to issue the 2024 Notes to tendering holders who elected, or were deemed to have elected, the 2024 Notes consideration, promptly following the Expiration Date. Fractional interest in the 2024 Notes will not be issued in exchange for Series G ADSs. Instead, any holder who would otherwise receive a fractional interest in the 2024 Notes will have its distribution of 2024 Notes rounded down to the nearest $25.00 denomination and will receive a cash payment for the fractional interest. The 2024 Notes will bear interest at a rate of 9.75% per annum, payable semi–annually in arrears on each April 15 and October 15, commencing on October 15, 2019, and will mature on April 15, 2024. The 2024 Notes will be senior unsecured obligations and will not benefit from any guarantees. See “Description of Notes.” Navios Holdings does not intend to list the 2024 Notes on the NYSE or any other national or regional securities exchange.

Concurrently with the Exchange Offer, we are also soliciting consents from the holders of the Series G ADSs to amend and restate the certificate of designation under which the Series G Preferred Shares were issued (the “Series G Proposed Amendments”) to eliminate substantially all of the restrictive covenants and our obligation to pay or accrue any unpaid dividends from any past periods or future periods and to amend certain voting rights relating to the Series G Preferred Shares (the “Series G ADS Consent Solicitation”). The tender by a holder of Series G ADSs that are accepted for exchange pursuant to this Exchange Offer will constitute the granting of consent by such holder to the proposed amended and restated Series G Preferred Shares certificate of designation. Such consent will be provided as an instruction to The Bank of New York Mellon, the Depositary, as the only “holder” of Series G Preferred Shares, to consent in favor of the Series G Proposed Amendments with respect to the Series G Preferred Shares underlying the tendered Series G ADSs. However, the consent will not be deemed given and the Series G Proposed Amendments will not become effective with respect to the Series G Preferred Shares unless (i) 66 2/3% of the Series G ADSs are tendered in the Exchange Offer and the Series G Proposed Amendments are approved pursuant to the Series G ADS Consent Solicitation, and (ii) the Series G Preferred Shares amended and restated certificate of designation is approved by the holders of the majority of our outstanding Common Stock in a future vote.

The Exchange Offer is conditioned upon the satisfaction or waivers, where permitted, of the conditions set forth discussed under “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Conditions of the Exchange Offer.”

The Exchange Offer is being made exclusively to existing holders of Series G ADSs.

You should consider carefully the “Risk Factors” beginning on page 16 of this prospectus and the risk factors set forth in Annex A to this prospectus before you decide whether to participate in the Exchange Offer and Series G ADS Consent Solicitation.

You must make your own decision whether to tender your Series G ADSs in the Exchange Offer and, if so, how many of such Series G ADSs to tender and the form of consideration to be paid therefor. Neither we, our Board of Directors, the Information Agent, the Exchange Agent, the Depositary, nor any affiliate of any of the foregoing or any other person is making any recommendation as to whether or not you should tender your Series G ADSs in the Exchange Offer or which form of consideration you should elect as payment therefor. You are urged to discuss your decision with your own tax advisor, financial advisor and/or broker.

The Exchange Offer has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”), any state securities commission, or the similar commission or governmental agency of any foreign jurisdiction, nor has the SEC, any state securities commission, or the similar commission or governmental agency of any foreign jurisdiction determined whether the information in this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 18, 2019.

EXPLANATORY NOTE

This prospectus previously related to an exchange offer for both the Series G ADSs and the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H ADSs”), as well as the Series G ADS Consent Solicitation.

With respect to the Series H ADSs, as of 11:59 p.m., New York City time, on Friday, March 15, 2019, the exchange offer relating to the Series H ADSs (the “Series H ADS Exchange Offer”) expired. Effective March 18, 2019, Navios Holdings has accepted all validly tendered Series H ADSs and will pay approximately $4.2 million in cash consideration and issue approximately $4.8 million of 2024 Notes on the settlement date for the Series H ADS Exchange Offer. As a result of the expiration of the Series H ADS Exchange Offer on March 15, 2019, the terms and conditions of such exchange offer have been removed from this prospectus, other than to the extent the information relating to the Series H ADS Exchange Offer is relevant to the Exchange Offer. The final terms of the Series H ADS Exchange Offer are located in Navios Holdings’ prospectus dated March 4, 2019.

With respect to the Series G ADSs, Navios Holdings has extended the expiration date of the Exchange Offer and the Series G ADS Consent Solicitation through 11:59 p.m., New York City time, on Friday, March 29, 2019. The amended terms of the Exchange Offer provide that, for each Series G ADS surrendered and accepted, Navios Holdings is offering:

•	$1.00 in cash, which shall not be subject to the cash cap (the “Additional Series G ADS Cash Consideration”); plus

•	$7.75 in cash; and/or

•	$8.78 principal amount of the 2024 Notes.

The revised consideration for the Series G ADSs represents a premium of (1) 154% per share in cash and (2) 183% per share in 2024 Notes to the unaffected share price at the launch of the Exchange Offer.

Unless the context otherwise requires, references to “Exchange Offer” in this prospectus refer solely to the amended offer for the Series G ADSs.

Interest on the 2024 Notes issued in the Exchange Offer will accrue interest from and including the settlement date of the Exchange Offer, or, if interest has already been paid, from the date it was most recently paid. Because the 2024 Notes issued as consideration in this Exchange Offer and the Series H ADS Exchange Offer will be issued on and will accrue interest from different settlement dates, the 2024 Notes issued as consideration in this Exchange Offer and Series H ADS Exchange Offer will have separate CUSIP numbers. While Navios Holdings may determine subsequent to the settlement of the Exchange Offer that the 2024 Notes issued as consideration to holders of the Series G ADSs and Series H ADSs are fungible, Navios Holdings cannot guarantee that the 2024 Notes issued in the two exchange offers will ever trade under the same CUSIP number. See “Description of Notes—Principal, Maturity and Interest,” “Description of Notes – No Assurance of an Active Trading Market” and “Certain U.S. Federal Income Tax Consequences—Tax Consequences of Holding the 2024 Notes.”

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-4 with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), with regard to the Exchange Offer and the securities described in this prospectus. This prospectus, which forms a part of the registration statement, including amendments, does not contain all the information included in the registration statement. This prospectus is based on information provided by us and other sources that we believe to be reliable. This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus.

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers. We, as a “foreign private issuer,” are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we have in the past filed, and anticipate continuing to file, with the SEC, within 120 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also have in the past furnished, anticipate continuing to furnish, quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 75 days after the end of such quarter. Our SEC filings are available to the public through the SEC’s website at http://www.sec.gov.

General information about us, including our annual reports on Form 20-F and quarterly reports on Form 6-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.navios.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus. Our Annual Report on Form 20-F for the year ended December 31, 2017 is included in this prospectus as Annex A and our Quarterly Report on Form 6-K for the quarter ended September 30, 2018 is included in this prospectus as Annex B.

This information contained in this registration statement is available to you without charge upon your request. You can obtain a copy of the registration statement of which this prospectus forms a part, including the documents filed as exhibits to such registration statement, by requesting it in writing or by telephone. You should direct your requests to the Information Agent for the Exchange Offer:

Georgeson LLC

Call Toll-Free (888) 566-3252

Contact via E-mail at: Navios@georgeson.com

To ensure timely delivery of the documents in advance of the Expiration Date, please make your request as soon as practicable and, in any event, no later than March 22, 2019, which is five business days prior to the Expiration Date.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or solicitation of an offer to buy, to any person in any jurisdiction in which such an offer to sell or solicitation would be unlawful. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

NEITHER WE, OUR BOARD OF DIRECTORS, THE INFORMATION AGENT, THE EXCHANGE AGENT, THE DEPOSITARY, NOR ANY AFFILIATE OF ANY OF THE FOREGOING NOR ANY OTHER PERSON IS MAKING ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR SERIES G ADSs IN THE EXCHANGE OFFER OR WHICH FORM OF CONSIDERATION YOU SHOULD ELECT AS PAYMENT THEREFOR. YOU MUST MAKE YOUR OWN INVESTMENT DECISION REGARDING THE EXCHANGE OFFER BASED UPON YOUR OWN ASSESSMENT OF THE MARKET VALUE OF THE SERIES G ADSs AND THE 2024 NOTES, YOUR LIQUIDITY NEEDS, YOUR INVESTMENT OBJECTIVES AND ANY OTHER FACTORS YOU DEEM RELEVANT. SEE “RISK FACTORS.”

This prospectus does not constitute an offer to participate in the Exchange Offer and Series G Consent Solicitation to any person in any jurisdiction where it is unlawful to make such an offer or solicitations. The Exchange Offer are being made on the basis of this prospectus and are subject to the terms described herein and those that may be set forth in any amendment or supplement thereto or incorporated by reference herein. Any decision to participate in the Exchange Offer and/or Series G ADS Consent Solicitation should be based on the information contained in this prospectus, any amendment or supplement thereto, which should be read before making any decision to participate in the Exchange Offer and/or Series G ADS Consent Solicitation. In making an investment decision or decisions, prospective investors must rely on their own examination of us and the terms of the Exchange Offer and/or Series G ADS Consent Solicitation and the consideration being offered and the terms of the Series G Proposed Amendments being sought, including the merits and risks involved. Prospective investors should not construe anything in this prospectus as legal, business or tax advice. Each prospective investor should consult its advisors as needed to make its investment decision and to determine whether it is legally permitted to participate in the Exchange Offer and/or Series G ADS Consent Solicitation under applicable legal investment or similar laws or regulations.

Each prospective investor must comply with all applicable laws and regulations in force in any jurisdiction in which it participates in the Exchange Offer and/or Series G ADS Consent Solicitation or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for participation in the Exchange Offer and/or Series G ADS Consent Solicitation under the laws and regulations in force in any jurisdiction to which it is subject, and neither we nor any of our respective representative shall have any responsibility therefor.

No action with respect to the offer of exchange consideration has been or will be taken in any jurisdiction (except the United States) that would permit a public offering of the offered securities, or the possession, circulation or distribution of this prospectus or any material relating to Navios Holdings or the offered securities where action for that purpose is required. Accordingly, the offered securities may not be offered, sold or exchanged, directly or indirectly, and neither this prospectus nor any other offering material or advertisement in connection with the Exchange Offer may be distributed or published, in or from any such jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All of those summaries are qualified in their entirety by this reference. Copies of documents referred to herein will be made available to prospective investors upon request to the Information Agent at the address and telephone number set forth on the back cover of this prospectus.

The delivery of this prospectus shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of Navios Holdings or its affiliates since the date hereof.

i

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context indicates otherwise:

•	References to “the company,” “Navios Holdings,” “we,” “our” and “us,” refer to Navios Maritime Holdings Inc. and its subsidiaries.

•

References to “Navios Logistics” are to Navios South American Logistics Inc., Navios Holding’s South American subsidiary and one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Holdings owns 63.8% of Navios Logistics as of the date of this prospectus.

•

References to “Navios Partners” are to Navios Maritime Partners L.P. (NYSE: NMM), a separate NYSE-listed limited partnership formed by us in August 2007. Navios Holdings owns a 20.2% interest in Navios Partners as of the date of this prospectus, which includes a 2% general partner interest.

•

References to “Navios Acquisition” are to Navios Maritime Acquisition Corporation (NYSE: NNA), a separate NYSE-listed company formed by us in March 2008. Navios Holdings owns 45.3% of the outstanding voting stock of Navios Acquisition as of September 30, 2018.

•

References to “Navios Europe I” are to Navios Europe Inc., a Republic of the Marshall Islands corporation formed by Navios Holdings, Navios Acquisition and Navios Partners in October 2013 to engage in the marine transportation industry. Navios Holdings, Navios Acquisition and Navios Partners as of the date of this Prospectus have economic interests in Navios Europe I of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively.

•

References to “Navios Europe II” are to Navios Europe (II) Inc., a Republic of the Marshall Islands corporation formed by Navios Holdings, Navios Acquisition and Navios Partners in February 2015 to engage in the marine transportation industry. Navios Holdings, Navios Acquisition and Navios Partners as of the date of this Prospectus have economic interests in Navios Europe II of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively.

•

References to “Navios Containers” are to Navios Maritime Containers L.P. (NASDAQ: NMCI), a publicly traded master limited partnership which is a growth vehicle dedicated to the container sector of the maritime industry. As of the date of this prospectus, Navios Holdings owns 3.7% of the common units in Navios Containers.

Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars and financial information presented in this prospectus that is derived from financial statements included in Annex A and Annex B is prepared in accordance with accounting principles generally accepted in the United States. The data related to our fleet reflected in this prospectus, including without limitation, the number of our owned vessels, the number of our chartered-in vessels and deadweight tons, is as of December 13, 2018 unless otherwise indicated.

This prospectus is part of a registration statement that we filed with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” and similar expressions identify forward-looking statements.

The forward-looking statements in this prospectus and in other written or oral statements we make from time to time are based upon current assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

•	the strength of world economies,

•	fluctuations in currencies and interest rates,

•	general market conditions, including fluctuations in charter hire rates and vessel values,

•	changes in demand in the dry cargo shipping industry,

•	changes in Navios Holdings’ operating expenses, including bunker prices, drydocking and insurance costs,

•	expectations of dividends and distributions from affiliates,

•	Navios Holdings’ ability to maintain compliance with the continued listing standards of the NYSE,

•	changes in governmental rules and regulations or actions taken by regulatory authorities,

•	potential liability from pending or future litigation,

•	general domestic and international political conditions,

•	potential disruption of shipping routes due to accidents or political events,

•	the value of our publicly traded subsidiaries, and other important factors described in this prospectus.

See also “Risk Factors” in this prospectus, as well as the risk factors set forth in Annex A to this prospectus.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

ENFORCEABILITY OF CIVIL LIABILITIES AND INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

We are incorporated under the laws of the Republic of the Marshall Islands. A majority of the directors and officers named in the prospectus reside outside the United States. In addition, a substantial portion of the assets and the assets of the directors and officers are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon Navios Holdings or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against Navios Holdings or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws. See “Risk Factors—Risks Associated with the Shipping Industry and Our Drybulk Operations—We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law” and “—We, and certain of our officers and directors, may be difficult to serve with process, as we are incorporated in the Republic of the Marshall Islands and such persons may reside outside of the United States” in Annex A to this prospectus.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We have obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus contains our trademarks, service marks and trade names, including our proprietary logos and the domain name for our website, and also contains the trademarks, service marks and trade names of other companies.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER AND SERIES G ADS CONSENT SOLICITATION

The following are questions and answers regarding the Exchange Offer and Series G ADS Consent Solicitation. It does not contain all of the information that may be important to you. You should carefully read this prospectus, including the Annexes, to fully understand the terms of the Exchange Offer and Series G ADS Consent Solicitation, as well as the other considerations that are important to you in making your decision whether to participate in the Exchange Offer and Series G ADS Consent Solicitation. You should pay special attention to the financial and business information and risk factors set forth in Annex A and Annex B and the information included in this prospectus under the captions entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” as well as the descriptions of the Series G Preferred Shares and the 2024 Notes included in this prospectus filed as exhibits to the registration statement of which the prospectus is a part.

What is the purpose of the Exchange Offer?

Navios Holdings is not required to, and over the last 12 quarters has exercised its discretion not to, pay cash dividends to its holders of the Series G ADSs. This Exchange Offer offers holders of the Series G ADSs the opportunity to exchange the substantial majority of their Series G ADSs for (i) cash, which will provide immediate liquidity, and/or (ii) 2024 Notes, which will require Navios Holdings to pay, and which Navios Holdings will not have the discretion to avoid paying, interest (aside from in a bankruptcy). This Exchange Offer may be appropriate for a holder seeking liquidity and/or greater certainty that it will receive current cash payments on its security and willing to forego the possibility that previously accrued dividends on the Series G ADSs might be paid in the future and that Navios Holdings will elect to redeem the Series G Preferred Shares at their liquidation preference.

Accordingly, while we believe the Exchange Offer offers benefits to Navios Holdings and to holders of Series G ADSs, the Exchange Offer is not equally suitable for all holders of Series G ADSs, and the decision as to whether to tender Series G ADSs in the Exchange Offer will not be the same for all holders.

Neither we, our Board of Directors, the Information Agent, the Exchange Agent, the Depositary, nor any affiliate of any of the foregoing or any other person is making any recommendation as to whether or not you should tender your Series G ADSs in the Exchange Offer or which form of consideration you should elect as payment therefor. You must make your own investment decision regarding the Exchange Offer based upon your own assessment of the market value of the Series G ADSs and the 2024 Notes, your liquidity needs, your investment objectives and any other factors you deem relevant. See “Risk Factors” in this prospectus as well as the risk factors included in Annex A to this prospectus.

The Exchange Offer is being made exclusively to existing holders of Series G ADSs. The record date for participating in the Exchange Offer and/or Series G ADS Consent Solicitation is the Expiration Date.

Who is offering to buy my Series G ADSs? Who is seeking the consent of the holders of Series G ADSs to adopt the Series G Proposed Amendments?

Navios Maritime Holdings Inc., a Republic of the Marshall Islands corporation and issuer of the Series G Preferred Shares underlying your Series G ADSs, is offering to acquire 66 2/3% of the outstanding Series G ADSs and seeking relating consents of 66 2/3% of the outstanding Series G Preferred Shares to the Series G Proposed Amendments which will, if adopted, eliminate substantially all of the restrictive covenants and our obligation to pay or accrue any unpaid dividends from any past periods or future periods and amend certain voting rights relating to the Series G Preferred Shares.

The address of Navios Holdings’ principal executive office is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and its telephone number is (011)+(377) 9798-2140.

v

Who may participate in the Exchange Offer?

All holders of the Series G ADSs may participate in the Exchange Offer. However, upon the terms and subject to the conditions of the Exchange Offer, if more than 946,100 of the outstanding Series G ADSs are validly tendered and not properly withdrawn, the Series G ADSs in excess of such amounts will, in each case, be subject to tender acceptance proration procedures. This means, if you tender all of your Series G ADSs and the Exchange Offer and the tender acceptance proration procedures are applied in either case, your tendered Series G ADSs in excess of the proration threshold will be returned to you. Any such returned Series G ADSs will be subject to the Series G Proposed Amendments discussed below, assuming the Series G ADS Consent Solicitation is consummated with respect to the Series G Preferred Shares and the requisite consent of the holders of Common Stock is received. In applying the proration procedure to the individual tenders made by holders of Series G ADSs, including DTC participants, the Exchange Agent may make adjustments approved by Navios Holdings, up or down, so that no fraction of an ADS is purchased from any holders, including DTC participants.

See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Tender Acceptance Proration Procedures.”

Is there a minimum tender condition to the Exchange Offer?

No.

However, with respect to the Series G ADS Consent Solicitation, we cannot waive or amend the requirement that we obtain:

(i)

the consent of the holders of approximately 66 2/3% of Series G ADSs for the Series G ADS Consent Solicitation as it relates to the Series G Proposed Amendments relating to the Series G Preferred Shares; and

(ii)	the approval of the holders of the majority of our outstanding Common Stock,

before the Series G Proposed Amendments to the amended and restated certificate of designation of the Series G Preferred Shares can become effective.

See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Terms of the Series G ADS Consent Solicitation.”

What will I receive in the Exchange Offer if I tender my Series G ADSs and they are accepted?

We are offering to acquire Series G ADSs for (i) $1.00 in cash, which shall not be subject to the cash cap, plus (ii) either (a) $7.75 and/or (b) $8.78 principal amount of 9.75% Senior Notes due 2024, per Series G ADS.

You may elect to tender any portion of your Series G ADSs for cash and any portion of your Series G ADSs for 2024 Notes, subject to the cash cap and related consideration proration procedures. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Consideration Elections and Consideration Proration” for additional information.

The 2024 Notes will bear interest at a rate of 9.75% per annum, payable semi–annually and will mature on April 15, 2024. Interest on the 2024 Notes issued in the Exchange Offer will accrue from and including the settlement date of the Exchange Offer, or, if interest has already been paid, from the date it was most recently paid. Because the 2024 Notes issued as consideration in this Exchange Offer and the Series H ADS Exchange Offer will be issued on and will accrue interest from different settlement dates, the 2024 Notes issued as consideration in this Exchange Offer and the Series H ADS Exchange Offer will have separate CUSIP numbers. See “Description of Notes—Principal, Maturity and Interest,” “Description of Notes – No Assurance of an Active Trading Market” and “Certain U.S. Federal Income Tax Consequences—Tax Consequences of Holding the 2024 Notes.” The 2024 Notes will be senior unsecured obligations effectively and structurally subordinated to Navios Holdings’ existing indebtedness, much of which is secured and guaranteed. See “Description of Notes.”

What is sought in the Series G ADS Consent Solicitation?

We are seeking the consent of the holders of Series G ADSs to the Series G Proposed Amendments. The Series G Proposed Amendments, if adopted, with respect to the Series G Preferred Shares, will eliminate substantially all of the restrictive covenants and our obligation to pay or accrue any unpaid dividends for any past periods or future periods and will amend certain voting rights in our existing Series G Preferred Shares certificate of designation, including:

•	eliminating the requirement that future unpaid dividends accrue for payment in the future;

•

eliminating all previously accrued and unpaid dividends on the Series G Preferred Shares and any obligation of Navios Holdings to pay such accrued and unpaid dividends at any time in the future, including on liquidation;

•	prohibiting the payment of a dividend on the Common Stock in any quarter in which Navios Holdings does not pay a dividend on the Series G Preferred Shares;

•

eliminating the increase of the dividend rate on the Series G Preferred Shares in the event Navios Holdings Articles of Incorporation are not amended to permit the holders of the Series G Preferred Shares to elect a director if and when six or more quarterly dividends are in arrears;

•

amending the requirement that, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding series of Series G Preferred Shares, voting as a class together with holders of any other parity securities, Navios Holdings shall not issue any parity securities if any dividends payable on outstanding Series G Preferred Shares have not been declared or paid, to be revised to be the affirmative vote or consent of the holders of at least a majority of the outstanding series of Series G Preferred Shares or of the holders of at least a majority of the outstanding series of Series G Preferred Shares voting as a class together with holders of any other parity securities; and

•

eliminating the requirement that, in the event that full cumulative dividends on the Series G Preferred Shares and any parity securities shall not have been declared or paid and set apart for payment, none of Navios Holdings or any Affiliate of Navios Holdings may repurchase, redeem or otherwise acquire any series of Series G Preferred Shares or parity securities or any junior securities, including Common Stock.

Even if the Series G Proposed Amendments are adopted, we will remain subject to the analogous restrictions in the Series H Preferred Shares certificate of designation that were contained in the Series G Preferred Shares certificate of designation prior to the adoption of the Series G Proposed Amendments.

How do I vote for the Series G Proposed Amendments?

If a holder validly tenders Series G ADSs prior to 11:59 p.m., New York City time, on the Expiration Date, and we accept such Series G ADSs, such tender will be deemed to constitute the delivery of consent to the Series G Proposed Amendments as a holder of Series G ADSs with respect to the tendered Series G ADSs. You may not consent to the Series G Proposed Amendments without tendering your Series G ADSs in the Exchange Offer prior to the Expiration Date. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Proposed Amended and Restated Certificate of Designation Sought in the Series G ADS Consent Solicitation.”

Any such consent will be provided as an instruction to The Bank of New York Mellon, the Depositary, as the only “holder” of Series G Preferred Shares, to consent in favor of the Series G Proposed Amendments with respect to the Series G Preferred Shares underlying the tendered Series G ADSs. Consents of at least 66 2/3% of the outstanding shares of the Series G Preferred Shares must be received in order to amend and restate the certificate of designation under which the Series G Preferred Shares were issued. In addition to approval by holders of the Series G Preferred Shares, the Series G Preferred Shares amended and restated certificate of designation must also be approved by the holders of the majority of our outstanding Common Stock before the

Series G Proposed Amendments can become effective. If we complete the Exchange Offer and the Series G ADS Consent Solicitation with respect to the Series G ADSs, we intend to seek the approval of our holders of Common Stock at a special meeting of stockholders to the Series G Proposed Amendments which we intend to hold following the consummation of the Exchange Offer.

What are the U.S. federal income tax consequences of the Exchange Offer to me?

The U.S. federal income tax consequences to you of participating in the Exchange Offer are complex and will vary depending on whether you tender all or less than all of your Series G ADSs (or a portion of your tendered Series G ADSs are returned to you under the tender offer acceptance proration procedures), whether you receive solely 2024 Notes, solely cash or a combination of 2024 Notes and cash, whether your receipt of such consideration is considered to have the effect of a dividend distribution for U.S. federal income tax purposes, the “issue price” for U.S. federal income tax purpose of the 2024 Notes (if any) that you receive, whether the Series G Proposed Amendments are approved and become effective and other facts and circumstances. Even if you do not participate in the Exchange Offer, there may be U.S. federal income tax consequences to you if the Series G Proposed Amendments are approved and become effective. Please see “Risk Factors—Tax Risks” and “Certain U.S. Federal Income Tax Consequences” in this prospectus. Because the U.S. federal income tax consequences of the Exchange Offer are complex, you are urged to consult with your own tax advisor.

Will I lose the right to receive distributions for past periods on any Series G ADSs that I tender in the Exchange Offer?

Yes, if you tender Series G ADSs in the Exchange Offer, you will lose your right to receive any unpaid distributions on the underlying Series G Preferred Shares for periods during which you held such Series G ADSs. In addition, if the Series G Proposed Amendments are adopted pursuant to the Series G ADS Consent Solicitation, and the holders of the majority of our outstanding Common Stock approve such amendments, the holders of Series G ADSs will lose their right to receive any unpaid distributions for past periods and future periods, even if they did not tender their Series G ADSs in the Exchange Offer or they tendered their Series G ADSs and a portion of such Series G ADSs were returned under the proration procedures applicable to the Exchange Offer.

Will the newly issued 2024 Notes received by tendering holders of Series G ADSs be freely tradable under the federal securities laws?

The 2024 Notes received in exchange for Series G ADSs tendered pursuant to the Exchange Offer will not be restricted securities for purposes of the Securities Act and will generally be tradable without regard to any holding period by those tendering holders who are not our “affiliates” (as the term is defined in the Securities Act). The 2024 Notes issued pursuant to the Exchange Offer to a holder of Series G ADSs who is deemed to be our affiliate would constitute control securities and may be sold or transferred only in accordance with the requirements of Rule 144 or other available exemption under the Securities Act.

We do not intend to list the 2024 Notes on the NYSE or any national or regional securities exchange. Therefore, it is unlikely that a trading market for the 2024 Notes will exist upon consummation of the Exchange Offer and we cannot assure you that an active trading market will develop. In addition, because the 2024 Notes issued in the Exchange Offer may not be fungible with the 2024 Notes issued in the Series H ADS Exchange Offer as a result of having different issue dates, the 2024 Notes issued as consideration for each of the Series G ADSs and Series H ADSs will trade under separate CUSIP numbers and, therefore, the trading market for the 2024 Notes issued to the Series G ADS holders may be further limited. While we may determine subsequent to the settlement of the Exchange Offer that the 2024 Notes issued as consideration to holders of the Series G ADSs and Series H ADSs are fungible, we cannot guarantee that the 2024 Notes issued in the two exchange offers will ever trade under the same CUSIP number. See “Risk Factors—Risks Relating to the Exchange Offer and the 2024 Notes—There is currently no market for the 2024 Notes and we cannot assure you that an active trading market will develop for the 2024 Notes.”

Will the Series G ADSs remain listed on the NYSE following the completion of the Exchange Offer?

We expect that the Series G ADSs will remain listed on the NYSE if the Exchange Offer is completed, however, the number of outstanding Series G ADSs, and likely the trading volume, will be reduced.

Are you making a recommendation regarding whether I should tender in the Exchange Offer?

No. Neither we, our Board of Directors, the Information Agent, the Exchange Agent, the Depositary, nor any affiliate of any of the foregoing or any other person is making any recommendation as to whether or not you should tender your Series G ADSs in the Exchange Offer or which form of consideration you should elect as payment therefor. You must make your own investment decision regarding the Exchange Offer based upon your own assessment of the relative market value of the Series G ADSs and the 2024 Notes, your liquidity needs, your investment objectives and any other factors you deem relevant. You should carefully read this entire prospectus before deciding whether or not to tender your Series G ADSs. You should consult with your personal financial advisor or other legal, tax or investment professionals regarding your individual circumstances.

What is the maximum number of Series G ADSs Navios Holdings will acquire in the Exchange Offer?

We are offering to exchange cash and/or newly issued 2024 Notes for 66 2/3% of the outstanding Series G ADSs. If all conditions to the Exchange Offer are satisfied or waived, we will acquire up to 946,100 (representing approximately 66 2/3%) of the outstanding Series G ADSs from tendering holders of the Series G ADSs. You will receive cash in lieu of any entitlement to a fraction of a 2024 Note equal to the principal amount. If more than 66 2/3% of the outstanding Series G ADSs are tendered in the Exchange Offer, the tender acceptance proration procedures described under “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Tender Acceptance Proration Procedures” will apply to such Series G ADSs.

When and how will I receive cash and/or the 2024 Notes in exchange for my tendered Series G ADSs?

If all terms and conditions for completion of the Exchange Offer are satisfied or waived, we will pay cash and/or issue the 2024 Notes in exchange for up to 66 2/3% of the outstanding, validly tendered and not properly withdrawn Series G ADSs, promptly after the Expiration Date. We refer to the date on which such exchange is made as the “settlement date.” The settlement date is expected to be as soon as practicable after the Expiration Date. We currently anticipate the Exchange Offer settlement date will occur on or about April 5, 2019, although the date is subject to change as described in this prospectus. We reserve the right to delay settlement pending receipt of any required governmental or regulatory approvals.

If you are to receive cash for your Series G ADSs, we will pay cash by wire transfer to the Exchange Agent, which will then be paid to you. If you are to receive 2024 Notes for your Series G ADSs, we will issue the 2024 Notes in exchange for your Series G ADSs that are validly tendered, not properly withdrawn, and accepted by us by delivering the 2024 Notes to the Exchange Agent, which will act as your agent for purposes of receiving the 2024 Notes from us and delivering the 2024 Notes to you. In all cases, issuance of 2024 Notes in exchange for tendered Series G ADSs will be made only after timely receipt by the Exchange Agent of properly tendered Series G ADSs and any required documents for such Series G ADSs.

See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Tender of Series G ADSs; Acceptance of Series G ADSs.”

May I tender only a portion of the Series G ADSs that I hold?

Yes. You may choose to tender any or all of your Series G ADSs, except to the extent that more than 66 2/3% of the outstanding Series G ADSs are tendered, your tendered Series G ADSs may be subject to the tender acceptance proration procedure, as described under “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Tender Acceptance Proration Procedures.” In such case, the prorated portion of the Series G ADSs in excess of the threshold will be returned to you promptly after the consummation of the Exchange Offer. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Tender Acceptance Proration Procedures.”

Furthermore, if the Series G Proposed Amendments with respect to the Series G Preferred Shares amended and restated certificate of designation are approved pursuant to the Series G ADS Consent Solicitation and by a majority of the holders of the Common Stock, substantially all of the restrictive covenants and our obligation to pay or accrue any unpaid dividends for any past periods or future periods and certain voting rights applicable to the Series G Preferred Shares, and, therefore, any Series G ADSs you continue to hold after completion of the Exchange Offer, will be eliminated or amended.

What will happen if I do not tender my Series G ADSs or my tendered Series G ADSs are prorated and the Exchange Offer is successfully completed?

If the Exchange Offer is successfully completed but you do not tender your Series G ADSs you tendered your Series G ADSs and some or all of such Series G ADSs were returned to you under the tender acceptance proration procedure applicable to the Exchange Offer (as described under “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Tender Acceptance Proration Procedures”), you will remain a holder of those Series G ADSs. The Series G Proposed Amendments are adopted pursuant to the Series G ADS Consent Solicitation, and approved by the holders of the majority of our outstanding Common Stock, substantially all of the restrictive covenants and our obligation to pay or accrue any unpaid dividends for any past periods or future periods in the Series G Preferred Shares certificate of designation will be eliminated and certain voting rights will be amended. In addition the liquidity of the Series G ADSs will be reduced and the Series G ADSs also may be delisted from the NYSE if the number of outstanding Series G ADSs falls below the requirement for such listing.

We currently have no plans or intentions to pay dividends on the Series G Preferred Shares or on our Common Stock, however, the Series G Proposed Amendments, if adopted, will provide that we cannot pay a dividend to holders of our Common Stock in respect to any given quarter unless we also pay a dividend to holders of our Series G Preferred Shares in respect to such quarter.

Do I need to do anything if I do not wish to tender my Series G ADSs?

No. If you do not tender your Series G ADSs electronically through DTC’s system before the Expiration Date, your ADSs will remain outstanding subject to their terms (as amended pursuant to the Series G Proposed Amendments resulting from the Series G ADS Consent Solicitation, if adopted).

What happens if my Series G ADSs are not accepted in the Exchange Offer or if my tendered Series G ADSs are subject to proration because more than 66 2/3% of the outstanding class was tendered?

If we decide for any reason not to accept your Series G ADSs for exchange, the Series G ADSs will be returned to you promptly after the expiration or termination of the Exchange Offer. In the case of Series G ADSs tendered by book entry transfer to the Exchange Agent’s account at DTC, any unaccepted Series G ADSs will be credited to your account at DTC. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Terms of the Exchange Offer.”

If the proration procedures relating to the Exchange Offer are applied because more than 66 2/3% of the Series G ADSs were tendered, and you have validly tendered and have not properly withdrawn your Series G ADSs, any tendered Series G ADSs not accepted for exchange will be returned to you promptly after the consummation of the Exchange Offer. Any such returned Series G ADSs will be subject to the Series G Proposed Amendments, if adopted.

x

What are the conditions to the consummation of the Exchange Offer?

The Exchange Offer and Series G ADS Consent Solicitation are subject to, and conditional upon, the satisfaction or, where permitted, the waiver of, the following conditions:

1.	The SEC having declared the registration statement of which this prospectus forms a part effective;

2.	no litigation arises regarding the Exchange Offer and/or Series G ADS Consent Solicitation:

•	that challenges or seeks to make illegal, materially delay, restrain or prohibit the Exchange Offer or our acceptance of tendered Series G ADSs and is likely to be successful; or

•	which could have a material adverse effect on us;

3.	no governmental authority issues an order or takes any action restraining, enjoining or prohibiting or materially delaying or preventing the consummation of the Exchange Offer;

4.	the consummation of the Exchange Offer does not violate any law, rule or regulation applicable to us, including the distribution limitations under Republic of the Marshall Islands law;

5.

no law, rule, regulation or governmental order becomes applicable to us or the transactions contemplated by the Exchange Offer that could result, directly or indirectly, in the consequences described under condition 2 above; or

6.

no situation arises that could render the delivery of the 2024 Notes in exchange for Series G ADSs or the adoption of the Series G Proposed Amendments impermissible under Republic of the Marshall Islands law.

We will, in our reasonable judgment, determine whether each condition to the Exchange Offer has been satisfied or may be waived and whether any such condition(s) should be waived. We may, at our option and sole discretion, waive any such condition, except the condition that the registration statement of which this prospectus forms a part has been declared effective by the SEC. If any condition to the Exchange Offer is unsatisfied on the Expiration Date and we do not or cannot waive such condition, the Exchange Offer will expire and we will not accept the Series G ADSs that have been validly tendered. In addition, we reserve the right, in our sole discretion, but subject to applicable law, to terminate the Exchange Offer at any time prior to the Expiration Date.

See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Conditions of the Exchange Offer” and “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Extension, Termination and Amendment.”

When will the Exchange Offer expire?

The Exchange Offer is currently scheduled to expire at 11:59 p.m., New York City Time, on March 29, 2019, the Expiration Date. We may, however, extend the Exchange Offer, from time to time, in our discretion, until all the conditions to the Exchange Offer have been satisfied or waived, or terminate the Exchange Offer at any time prior to the Expiration Date, in our sole discretion and subject to applicable law. We will also extend the Expiration Date if required by applicable law or regulation.

DTC and its direct and indirect participants will establish their own cutoff dates and times to receive instructions to tender in this Exchange Offer, which will be earlier than the Expiration Date. You should contact your broker or other securities intermediary to determine the cutoff date and time applicable to you. In addition:

•

the Exchange Agent must receive, before the Expiration Date, a timely confirmation of a book-entry transfer of the tendered outstanding Series G ADSs into the Exchange Agent’s account at DTC according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Extension, Termination and Amendment” and “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Guaranteed Delivery Procedure.”

Under what circumstances may the Exchange Offer be terminated, and what happens to my tendered Series G ADSs if that occurs?

The Exchange Offer may be terminated if the conditions to the Exchange Offer are not satisfied or (where within Navios Holdings’ discretion) waived. In addition, we reserve the right, in our sole discretion, but subject to applicable law, to terminate the Exchange Offer at any time prior to the Expiration Date.

If the Exchange Offer is terminated and you previously have tendered Series G ADSs, those Series G ADSs will be credited back to an appropriate account promptly following the termination of the Exchange Offer without expense to you.

See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Tender of Series G ADSs; Acceptance of Series G ADSs.”

How will I be notified if the Exchange Offer and/or Series G ADS Consent Solicitation are extended, amended or terminated?

If the Exchange Offer and/or Series G ADS Consent Solicitation are extended, amended or terminated, we will promptly make a public announcement by issuing a press release. In the case of an extension, the announcement will be issued no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date.

See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Extension, Termination and Amendment.”

Will I have to pay any fees or commissions for participating in the Exchange Offer?

You will not pay any fees to Navios Holdings, the Exchange Agent, the Information Agent or the Depositary to participate in the Exchange Offer. Any fees due to the Depositary for cancellation of tendered Series G ADSs will be paid by Navios Holdings. If you hold Series G ADSs through a broker or other securities intermediary, and your broker or other securities intermediary tenders the Series G ADSs on your behalf, your broker, dealer or other nominee may charge you a fee for doing so. You should consult your broker, dealer or other nominee to determine whether any charges will apply.

See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Terms of the Exchange Offer” and “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Expenses.”

How do I tender my Series G ADSs?

Series G ADSs held in a securities account with a broker or other securities intermediary can be tendered by your broker or other securities intermediary through DTC upon your request.

If you tender your Series G ADSs without indicating the number of Series G ADSs being tendered or the consideration you wish to receive in exchange for the Series G ADSs that you tender, it will be assumed that you are electing to tender all of the Series G ADSs held by you for 2024 Notes.

If you have questions, please call the Information Agent at the toll-free number on the back cover of this prospectus.

See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Procedure for Tendering.”

If I recently purchased Series G ADSs, can I still tender my Series G ADSs in the Exchange Offer?

Yes. If you have recently purchased Series G ADSs, you may tender those Series G ADSs in the Exchange Offer but you must make sure that your purchase transaction settles prior to the Expiration Date or you must comply with the guaranteed delivery procedures. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Guaranteed Delivery Procedure.”

What must I do if I want to withdraw my Series G ADSs from the Exchange Offer?

You may withdraw previously tendered Series G ADSs at any time before the expiration of the Exchange Offer. Any Series G ADSs not accepted will be credited back to the appropriate account promptly following the expiration or termination of the Exchange Offer. In addition, after the expiration of the Exchange Offer, you may withdraw any Series G ADSs that you tendered that are not accepted by us for exchange after the expiration of 40 business days following commencement of the Exchange Offer. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Withdrawal of Tenders and Revocation of Corresponding Series G Consents.”

A withdrawal of your Series G ADSs will be effective if you and your broker or other securities intermediary comply with the appropriate procedures of DTC’s automated system prior to the expiration of the Exchange Offer or after the expiration of 40 business days following the commencement of the Exchange Offer. Any notice of withdrawal must identify the Series G ADSs to be withdrawn, including the name and number of the account at DTC to be credited and otherwise comply with the procedures of DTC. Your broker or other securities intermediary can assist you with this process.

Any effective withdrawal with respect to the Series G ADSs will be deemed to be a revocation of the corresponding consent to the Series G Proposed Amendments.

See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Withdrawal of Tenders and Revocation of Corresponding Series G Consents.”

Who can answer questions concerning the Exchange Offer and Series G ADS Consent Solicitation?

Requests for assistance in connection with the tender of your Series G ADSs pursuant to the Exchange Offer may be directed to the Information Agent at the address set forth on the back cover of this prospectus or by telephone toll free at (888) 566-3252.

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus and does not contain all of the information that you should consider in deciding whether to participate in the Exchange Offer and Series G ADS Consent Solicitation. Before participating in the Exchange Offer and Series G ADS Consent Solicitation, you should carefully read this entire prospectus, including the financial and business information and risk factors set forth in Annex A and Annex B to this prospectus, and the information in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus.

Business Overview

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For over 60 years, Navios Holdings has had an in-house ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding the Navios Logistics fleet), the average age of which is approximately 7.9 years, basis fully delivered fleet, consists of a total of 67 vessels, aggregating approximately 6.9 million dwt. Navios Holdings owns 13 Capesize vessels (169,000-182,000 dwt), 11 modern Ultra Handymax vessels (50,000-59,000 dwt), 10 Panamax vessels (74,000-85,000 dwt) and one Handysize vessel. It also time charters-in and operates a fleet of three Ultra Handymax, one Handysize, 21 Panamax, and seven Capesize vessels under long-term time charters. Navios Holdings has options to acquire 24 time chartered-in vessels (on one of which Navios Holdings holds an initial 50% purchase option).

Recent Developments

Fleet Update

On December 6, 2018, Navios Holdings completed the sale to an unrelated third party of the Navios Magellan, a 2000-built Panamax vessel of 74,333 dwt, for a total net sale price of $7.0 million paid in cash.

In November 2018, two Ultra-Handymax chartered-in vessels of Navios Holdings were redelivered to owners.

In October 2018, Navios Holdings paid $2.8 million, representing a scheduled deposit for the option to acquire a 82,000 dwt newbuilding bulk carrier vessel, which in January 2018, Navios Holdings agreed to charter-in under a ten year bareboat contract.

Navios Acquisition—Agreement to acquire Navios Midstream

On October 8, 2018 Navios Midstream and Navios Acquisition announced that they entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition.

The conflicts committee of the board of directors of Navios Midstream negotiated the transaction on behalf of Navios Midstream and its public unitholders. The merger closed on December 13, 2018.

Reverse stock split

On December 24, 2018 Navios Holdings announced that a one-for-ten reverse split of its common stock was approved by the company’s stockholders at its annual regular meeting held December 21, 2018. The reverse stock split was effected on January 3, 2019. The common stock began trading on January 3, 2019 on a split-adjusted basis on the NYSE, under the same ticker symbol, NM.

Litigation Relating to the Exchange Offer and Consent Solicitation

On January 23, 2019, a putative class action complaint was filed against Navios Holdings and five of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G ADSs and Series H ADSs. The complaint asserts claims for alleged breaches of fiduciary duties. The complaint seeks, among other things, unspecified monetary damages, a declaration that the defendants breached their fiduciary duties, a declaration that the consent solicitation is invalid, and an award of plaintiff’s costs. We believe that the asserted claims are without merit and intend to vigorously defend against the complaint.

Principal Executive Offices

The legal and commercial name of Navios Holdings is Navios Maritime Holdings Inc. Navios Holdings’ office and principal place of business is located at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and its telephone number is (011) + (377) 9798-2140. Navios Holdings is a corporation incorporated under the BCA and the laws of the Republic of the Marshall Islands. Trust Company of the Marshall Islands, Inc. serves as Navios Holdings’ agent for service of process, and Navios Holdings’ registered address, as well as address of its agent for service of process, is Trust Company Complex, Ajeltake Island P.O. Box 1405, Majuro, Marshall Islands MH96960. Our website address is https://www.navios.com. Our website and the information contained on our website are not part of this prospectus. Our Common Stock is listed on the NYSE under the symbol “NM”.

THE EXCHANGE OFFER AND SERIES G CONSENT SOLICITATION

The following is a summary of the terms of the Exchange Offer and Series G ADS Consent Solicitation being provided for your convenience. It highlights certain material information in this prospectus, but before you make any decision with respect to the Exchange Offer and Series G ADS Consent Solicitation, we urge you to read carefully this entire prospectus, including the Annexes, the section entitled “Risk Factors” and the “Comparison of Rights Between the Preferred Shares and the 2024 Notes.” See “Terms of the Exchange Offer and Series G ADS Consent Solicitation.”

Offeror and Issuer	Navios Maritime Holdings Inc., a Republic of the Marshall Islands corporation

Series G ADSs Outstanding	1,419,055

The Exchange Offer	We are offering to exchange

(1)	cash; and/or

(2)	newly issued 2024 Notes,

on the terms and conditions set forth in this prospectus, for 946,100 Series G ADSs.

For additional information regarding the terms of the 2024 Notes, see “Description of Notes.”

If all conditions to the Exchange Offer are satisfied or waived, we will acquire 946,100 (representing approximately 66 2/3%) of the Series G ADSs. If more than 946,100 Series G ADSs are tendered, the tender acceptance proration procedures described under the heading “Tender Acceptance Proration Procedures” below will apply.

The Exchange Offer is being made exclusively to existing holders of Series G ADSs. The record date for participating in the Exchange Offer and Series G ADS Consent Solicitation is the Expiration Date.

Exchange Offer Consideration	We are offering to exchange (i) $1.00 in cash, which shall not be subject to the cash cap, plus (ii) either (a) $7.75 and/or (b) $8.78 principal amount of 9.75% Senior Notes due 2024, per Series G ADS.

See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Terms of the Exchange Offer.”

You may elect to tender any portion of your Series G ADSs for cash and any portion of your Series G ADSs for 2024 Notes, subject to the cash cap and related consideration proration procedures. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Consideration Elections and Consideration Proration” for additional information.

Tender Acceptance Proration Procedures	Upon the terms and subject to the conditions of the Exchange Offer, we will accept for tender 66 2/3% of the outstanding Series G ADSs. If Series G ADSs are tendered in excess of this limit, they will be subject to the tender acceptance proration procedures outlined below. Any remaining tendered Series G ADSs that have not been accepted for exchange as a result of proration will be returned to tendering holders promptly after the consummation of the Exchange Offer.

•

Where more than 66 2/3% of the outstanding Series G ADSs are tendered for exchange, the Series G ADSs will be accepted for tender from holders who validly tendered and did not properly withdraw their Series G ADSs on a pro rata basis based on the following calculation (the “Series G Prorated Amount”): (A) (i) 946,100 (the Series G ADS Proration Threshold) divided by (ii) the cumulative number of Series G ADSs actually tendered by holders of the Series G ADSs multiplied by (B) the number of Series G ADSs actually tendered by the relevant holder of the Series G ADSs.

•

In applying the proration procedure to the individual tenders made by holders of the Series G ADSs, including DTC participants, the Exchange Agent may make adjustments approved by the Navios Holdings, up or down, so that no fraction of a Series G ADS is purchased from a holder of Series G ADSs, including any DTC participant.

See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Tender Acceptance Proration Procedures.”

Guaranteed Delivery Procedures	If you wish to tender your Series G ADSs, but cannot properly do so prior to the Expiration Date, you may tender your Series G ADSs in accordance with the guaranteed delivery procedures described in “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Procedure for Tendering” and “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Guaranteed Delivery Procedures.”

Series G ADS Consent Solicitation	We are seeking the consent of holders of the Series G ADSs to the Series G Proposed Amendments.

The tender by a holder of Series G ADSs and acceptance by us of such Series G ADSs pursuant to the Exchange Offer will constitute the granting of consent by such holder to the Series G Proposed Amendments, as applicable. If 66 2/3% of the Series G ADSs consent to the Series G Proposed Amendments, such consent will be provided as an instruction to The Bank of New York Mellon, the Depositary, as the only “holder” of Series G Preferred Shares, to consent in favor of the Series G Proposed Amendments with respect to the Series G Preferred Shares underlying the tendered Series G ADSs. Consents of holders of at least 66 2/3% of the outstanding Series G Preferred Shares must be received in order to amend and restate the certificate of designation under which the Series G Preferred Shares were issued.

In addition to approval by holders of the Series G Preferred Shares, the amended and restated certificate of designation relating to the Series G Preferred Shares must also be approved by the holders of the majority of our outstanding Common Stock before the amendments can become effective. If we complete the Exchange Offer and Series G ADS Consent Solicitation, we intend to seek the approval of our holders of Common Stock at a special meeting of stockholders which we intend to hold following the consummation of the Exchange Offer and Series G ADS Consent Solicitation.

Series G Proposed Amendments	The Series G Proposed Amendments will eliminate substantially all of the restrictive covenants and our obligation to pay or accrue any unpaid dividends for any past periods or future periods and amend certain voting rights in our existing Series G Preferred Shares certificate of designation, including:

•	eliminating the requirement that future unpaid dividends accrue for payment in the future;

•

eliminating all previously accrued and unpaid dividends on the Series G Preferred Shares and any obligation of Navios Holdings to pay such accrued and unpaid dividends at any time in the future, including on liquidation;

•

amending the restriction on paying dividends on junior securities from being in effect so long as cumulative dividends on the Series G Preferred Stock are in arrears to only being in effect in any quarter in which a dividend on the Series G Preferred Shares has not been declared or paid in respect of such quarter;

•

eliminating the increase of the dividend rate on the Series G Preferred Shares in the event Navios Holdings Articles of Incorporation are not amended to permit the holders of the Series G Preferred Shares to elect a director if and when six or more quarterly dividends are in arrears;

•

eliminating the requirement that, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding series of Series G Preferred Shares, voting as a class together with holders of any other parity securities, if the cumulative dividends payable on outstanding Series G Preferred Shares are in arrears, Navios Holdings shall not issue any parity securities; and

•

eliminating the requirement that, in the event that full cumulative dividends on the Series G Preferred Shares and any parity securities shall not have been declared or paid and set apart for payment, none of Navios Holdings or any Affiliate of Navios Holdings may repurchase, redeem or otherwise acquire any series of Series G Preferred Shares or parity securities or any junior securities, including Common Stock.

Even if the Series G Proposed Amendments are adopted, we will remain subject to the analogous restrictions in the Series H Preferred Shares certificate of designation that were contained in the Series G

Preferred Shares certificate of designation prior to the adoption of the Series G Proposed Amendments.

No Recommendation	Neither we, our Board of Directors, the Information Agent, the Exchange Agent, the Depositary, nor any affiliate of any of the foregoing or any other person is making any recommendation as to whether or not you should tender your Series G ADSs in the Exchange Offer or the form of consideration you should choose to receive if you tender Series G ADSs in the Exchange Offer. You must make your own investment decision regarding the Exchange Offer based upon your own assessment of the market value of the Series G ADSs and the 2024 Notes, your liquidity needs, your investment objectives and any other factors you deem relevant.

You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in this prospectus and in Annex A to this prospectus before deciding whether to participate in the Exchange Offer and Series G ADS Consent Solicitation.

Conditions to Completion of the Exchange Offer and Series G ADS Consent Solicitation	The completion of the Exchange Offer and Series G ADS Consent Solicitation are subject to certain additional conditions. See “The Exchange Offer and Series G ADS Consent Solicitation—Conditions of the Exchange Offer” and “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Proposed Amended and Restated Certificate of Designation Sought in the Series G ADS Consent Solicitation.”

Expiration of the Exchange Offer	The Exchange Offer and Series G ADS Consent Solicitation for the Series G ADSs will expire at 11:59 p.m., New York City Time, on March 29, 2019, unless extended or earlier terminated. DTC and its direct and indirect participants will establish their own cutoff dates and times to receive instructions to tender in the Exchange Offer, which will be earlier than the Expiration Date. You should contact your broker or other securities intermediary to determine the cutoff date and time applicable to you.

Closing Date	The closing date will be promptly after the Expiration Date. Assuming the Exchange Offer and Series G ADS Consent Solicitation is not extended, we expect the closing date will be on or about April 5, 2019.

How to Tender Your Series G ADSs	Series G ADSs held in a securities account with a broker or other securities intermediary can be tendered by your broker or other securities intermediary through DTC upon your request.

If you tender your Series G ADSs without indicating the consideration you wish to receive in exchange for the Series G ADSs that you tender, it will be assumed that you are electing to tender all of your Series G ADSs tendered for 2024 Notes.

If you have questions, please call the Information Agent at the toll-free number below. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Procedure for Tendering.”

Fractional Interest in the 2024 Notes	Fractional interest in the 2024 Notes will not be issued in exchange for Series G ADSs. Instead, any holder who would otherwise receive a fractional interest in the 2024 Notes will receive a cash payment equal to the principal amount of the fractional interest.

See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Terms of the Exchange Offer” and “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Fractional 2024 Notes.”

Withdrawal of Tendered Series G ADSs	You may withdraw previously tendered Series G ADSs at any time before the Expiration Date. Any Series G ADSs not accepted will be credited back to the appropriate account promptly following the expiration or termination of the Exchange Offer. In addition, after the expiration of the Exchange Offer, you may withdraw any Series G ADSs that you tendered that are not accepted by us for exchange after the expiration of 40 business days following commencement of the Exchange Offer. Any effective withdrawal with respect to the Series G ADSs will be deemed to be a revocation of the corresponding consent to the Series G Proposed Amendments. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Withdrawal of Tenders and Revocation of Corresponding Series G Consents.”

Consequences of Not Exchanging Series G ADSs	If you currently hold Series G ADSs and do not tender them, or you tendered your Series G ADSs and some of such Series G ADSs were returned to you under the tender acceptance proration procedures applicable to the Exchange Offer, then, following the settlement date, your unexchanged Series G ADSs will continue to be outstanding according to their terms (as amended pursuant to any amendments resulting from the Series G ADS Consent Solicitation). Moreover, if we complete the Exchange Offer, the liquidity of any Series G ADSs that remain outstanding after settlement of the Exchange Offer may be adversely affected and the value of the Series G ADSs may otherwise be affected by the completion of the Exchange Offer.

Amendment and Termination

We may terminate the Exchange Offer and the Series G ADS Consent Solicitation if the conditions to the Exchange Offer are not met on or prior to the Expiration Date. We reserve the right, subject to applicable law, (i) to waive any and all of the conditions of the Exchange Offer and the Series G ADS Consent Solicitation prior to the Expiration Date or (ii) to amend the terms of the Exchange Offer and the Series G ADS Consent Solicitation. In the event that the Exchange Offer and/or the Series G ADS Consent Solicitation are terminated, withdrawn or otherwise not consummated prior to the Expiration Date, no 2024 Notes will be issued and no cash will become payable to holders who have tendered their Series G ADSs. In any such event, the Series G ADSs previously tendered pursuant to the Exchange Offer will be promptly returned to the tendering holders and the Series G Proposed Amendments will not become effective. See “Terms of the Exchange and Series G ADS Consent Solicitation—Extension, Termination and Amendment.”

Use of Proceeds	We will not receive any cash proceeds from the Exchange Offer. In consideration for the cash consideration and/or the issuance of up to $8.3 million aggregate principal amount of 2024 Notes, we will receive up to 66 2/3% of the outstanding Series G ADSs validly tendered and accepted in the Exchange Offer. The Series G ADSs acquired by us pursuant to the Exchange Offer will be cancelled upon receipt thereof.

Certain U.S. Federal Income Tax Consequences	See “Certain U.S. Federal Income Tax Consequences.”

Appraisal Rights	Under Republic of the Marshall Islands law, holders of Series G Preferred Shares that do not consent to the Series G Proposed Amendments have a right to dissent from the Series G Proposed Amendments and to receive payment for their Series G Preferred Shares equal to the “fair value” of such shares, as determined by the High Court of the Republic of the Marshall Islands. However, the Depositary will not exercise those appraisal rights on behalf of a holder of Series G ADSs, even if requested to do so. In order for holders of Series G ADSs to exercise their appraisal rights, they would have to surrender their Series G ADSs as soon as possible with ample time to become a registered holder of Series G Preferred Shares not later than March 29, 2019. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Appraisal Rights.”

Information Agent	Georgeson LLC

Exchange Agent	The Bank of New York Mellon

Depositary	The Bank of New York Mellon

Soliciting Dealer Fee	With respect to any tender and acceptance of a Series G ADS, we will pay a soliciting dealer a fee of 2.0% of the original liquidation preference ($25.00) applicable to each Series G ADS tendered on the terms and conditions set forth in the prospectus. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Soliciting Dealer Fee.”

Additional Documentation; Further Information; Assistance	Any requests for assistance concerning the Exchange Offer may be directed to the Information Agent at the address set forth on the back cover of this prospectus or by telephone toll free at (888) 566-3252. Beneficial owners may also contact their broker or other securities intermediary.

Any requests for additional copies of this prospectus may be directed to the Information Agent at the address set forth on the back cover of this prospectus or by telephone toll free at (888) 566-3252.

You should read this entire prospectus carefully before deciding whether or not to tender your Series G ADSs. You should consult with your personal financial advisor or other legal, tax or investment professional(s) regarding your individual circumstances.

SUMMARY DESCRIPTION OF NOTES

The following summary contains basic information about the 2024 Notes and is not intended to be complete. It may not contain all the information that is important to you. For a more complete understanding of the 2024 Notes, you should read the section of this prospectus entitled “Description of Notes.”

Issuer	Navios Maritime Holdings Inc.

Securities Offered	Up to $8.3 million principal amount of 9.75% Senior Notes due 2024, assuming no cash consideration elections.

Issue Price	100%.

Maturity Date	April 15, 2024.

Interest	9.75% per annum on the principal amount, payable semi-annually in arrears in cash on April 15 and October 15 of each year, commencing on October 15, 2019.

Interest on the 2024 Notes issued in the Exchange Offer will accrue from and including the settlement date of the Exchange Offer, or, if interest has already been paid, from the date it was most recently paid. Because the 2024 Notes issued as consideration in this Exchange Offer and the Series H ADS Exchange Offer will be issued on and will accrue interest from different settlement dates, the 2024 Notes issued as consideration in this Exchange Offer and the Series H ADS Exchange Offer will have separate CUSIP numbers. See “Description of Notes—Principal, Maturity and Interest,” “Description of Notes – No Assurance of an Active Trading Market” and “Certain U.S. Federal Income Tax Consequences—Tax Consequences of Holding the 2024 Notes.”

Guarantees	None.

Ranking	The 2024 Notes will be our senior unsecured general obligations. Accordingly, they will rank:

•	senior in right of payment to any of our existing and future debt that expressly provides that it is subordinated to the 2024 Notes;

•	pari passu in right of payment with all of our existing and future senior obligations;

•	structurally subordinated in right of payment to the obligations of our subsidiaries; and

•

effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations.

Sinking Fund	None.

Redemption	We will have the option to redeem the 2024 Notes, in whole or in part, at our option at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest on the 2024 Notes to be redeemed to, but excluding, the date on which the 2024 Notes are to be redeemed.

Events of Default	If an event of default on the 2024 Notes has occurred and is continuing, the aggregate principal amount of the 2024 Notes, plus any accrued and unpaid interest, may be declared immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of Notes—Events of Default and Remedies.”

Restrictive Covenants	None.

United States Federal Income Tax Consequences	See “Certain U.S. Federal Income Tax Consequences.”

No Assurance of an Active Trading Market	We cannot assure you that an active and liquid market for the 2024 Notes will develop or be maintained. If an active and liquid market for the 2024 Notes does not develop or is not maintained, the market price of the 2024 Notes may be adversely affected. In addition, because the 2024 Notes issued in the Exchange Offer may not be fungible with the 2024 Notes issued in the Series H ADS Exchange Offer as a result of having different issue dates, the 2024 Notes issued as consideration for each of the Series G ADSs and Series H ADSs will trade under separate CUSIP numbers and, therefore, the trading market for the 2024 Notes issued to the Series G ADS holders may be further limited. While we may determine subsequent to the settlement of the Exchange Offer that the 2024 Notes issued as consideration to holders of the Series G ADSs and Series H ADSs are fungible, we cannot guarantee that the 2024 Notes issued in the two exchange offers will ever trade under the same CUSIP number. See “Risk Factors—Risks Relating to the Exchange Offer and the 2024 Notes—There is currently no market for the 2024 Notes and we cannot assure you that an active trading market will develop for the 2024 Notes.”

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors” in this prospectus and in Annex A before participating in the Exchange Offer and Series G ADS Consent Solicitation and electing the form of consideration to be paid.

Trustee	Wilmington Trust, National Association

Governing Law	The governing law for the 2024 Notes and the indenture will be New York law.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The summary consolidated financial and other data of Navios Holdings for the years ended December 31, 2017, 2016 and 2015 is derived from our audited consolidated financial statements included in this prospectus in Annex A, which have been audited by an independent registered public accounting firm. The summary consolidated statement of comprehensive (loss)/income data and other financial data of Navios Holdings for and as of the nine month periods ended September 30, 2018 and September 30, 2017 is derived from our unaudited consolidated financial statements included in this prospectus in Annex B. The summary consolidated balance sheet data as of September 30, 2017 have been derived from our unaudited interim financial statements, which are not included in this prospectus. The information is only a summary and should be read in conjunction with the historical financial statements and related notes included in the annexes to this prospectus. In the opinion of management, the unaudited financial statements referenced above include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. The information below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in our Annual Report on Form 20-F included in this prospectus as Annex A and our Form 6-K included in this prospectus as Annex B.

The historical results included below and elsewhere in this prospectus are not necessarily indicative of the future performance of Navios Holdings.

	Nine Months Ended		Fiscal Years Ended
	September 30, 2018	September 30, 2017	December 31, 2017	December 31, 2016	December 31, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Statement of Comprehensive (Loss)/income Data
Revenue	$390,386	$334,519	$463,049	$419,782	$480,820
Administrative fee revenue from affiliates	21,488	16,942	23,667	21,799	16,177
Time charter, voyage and logistics business expenses	(155,363)	(161,628)	(213,929)	(175,072)	(247,882)
Direct vessel expenses	(73,756)	(90,566)	(116,713)	(127,396)	(128,168)
General and administrative expenses incurred on behalf of affiliates	(21,488)	(16,942)	(23,667)	(21,799)	(16,177)
General and administrative expenses	(21,757)	(19,203)	(27,521)	(25,295)	(34,183)
Depreciation and amortization	(75,247)	(77,893)	(104,112)	(113,825)	(120,310)
Interest expense and finance cost, net	(97,797)	(83,812)	(114,780)	(108,692)	(110,781)
Impairment losses	(16,070)	(14,239)	(50,565)	—	—
Gain/(loss) on bond and debt extinguishment	6,464	1,715	(981)	29,187	—
Other (expense)/income, net	(8,928)	(4,790)	(6,826)	5,206	(30,201)

Loss before equity in net earnings of affiliated companies	$(52,068)	$(115,897)	$(172,378)	$(96,105)	$(190,705)
Equity in net (losses)/earnings of affiliated companies	(13,720)	2,208	4,399	(202,779)	61,484

Losses before taxes	$(65,788)	$(113,689)	$(167,979)	$(298,884)	$(129,221)
Income tax benefit/(expense)	1,324	562	3,192	(1,265)	3,154

Net loss	$(64,464)	$(113,127)	$(164,787)	$(300,149)	$(126,067)

	Nine Months Ended		Fiscal Years Ended
	September 30, 2018	September 30, 2017	December 31, 2017	December 31, 2016	December 31, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Less: Net income attributable to the noncontrolling interest	(3,501)	(1,182)	(1,123)	(3,674)	(8,045)

Net loss attributable to Navios Holdings common stockholders	$(67,965)	$(114,309)	$(165,910)	$(303,823)	$(134,112)

Loss attributable to Navios Holdings common stockholders, basic and diluted	$(75,644)	$(121,049)	$(175,298)	$(273,105)	$(150,314)

Basic and diluted net loss per share attributable to Navios Holdings common stockholders	$(0.63)	$(1.04)	$(1.50)	$(2.54)	$(1.42)

Weighted average number of shares, basic and diluted	$119,423,025	$116,260,640	$116,673,459	$107,366,783	$105,896,235

Balance Sheet Data (at period end)
Current assets, including cash and cash equivalents and restricted cash	$276,738	$232,865	$256,076	$273,140	$302,959
Total assets	2,488,857	2,660,607	2,629,981	2,752,895	2,958,813
Total long-term indebtedness, including current portion	1,599,331	1,643,215	1,682,488	1,651,095	1,581,308
Navios Holdings’ stockholders’ equity	$451,633	$566,687	$516,098	$678,287	$988,960
Other Financial Data
Net cash provided by operating activities	$39,591	$33,578	$50,784	$36,920	$43,478
Net cash provided by/(used in) investing activities	51,870	(32,987)	(42,365)	(150,565)	(36,499)
Net cash (used in)/provided by financing activities	(82,670)	(22,730)	(16,779)	86,225	(91,123)
Book value per common share	3.62	4.74	4.29	5.79	8.95
Cash dividends per common share	—	—	—	—	0.17
Cash dividends per preferred share	—	—	—	74.4	216.7
Cash paid for Common Stock dividend declared	—	—	—	—	19,325
Cash paid for preferred stock dividend declared	—	—	—	3,681	16,025
Adjusted EBITDA	$118,066	$61,144	$68,813	$(62,827)	$112,756

(1)

EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as a liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) (provision)/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

The following table reconciles net cash provided by operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation from Cash from Operations

	Nine Months Ended		Fiscal Years Ended
	September 30, 2018	September 30, 2017	December 31, 2017	December 31, 2016	December 31, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$39,591	$33,578	$50,784	$36,920	$43,478
Net increase/(decrease) in operating assets	13,742	(30,954)	(25,052)	20,599	(43,042)
Net increase in operating liabilities	(3,095)	(12,103)	(20,814)	(38,928)	(39,288)
Payments for drydock and special survey costs	6,189	10,024	10,824	11,096	24,840
Net interest cost	91,834	79,518	108,389	103,039	106,257
(Provision)/recovery for losses on accounts receivable	(418)	276	(269)	(1,304)	(59)
Impairment losses	(16,070)	(14,239)	(50,565)	—	—
Gain on sale of assets	28	1,075	1,064	—	—
Gain on bond and debt extinguishment	6,464	1,715	185	29,187	—
(Losses)/earnings in affiliates and joint ventures, net of dividends received	(16,698)	(6,564)	(4,610)	(219,417)	30,398
Reclassification to earnings of available-for-sale securities	—	—	—	(345)	(1,783)
Noncontrolling interest	(3,501)	(1,182)	(1,123)	(3,674)	(8,045)

Adjusted EBITDA	$118,066	$61,144	$68,813	$(62,827)	$112,756

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the risk factors set forth in Annex A to this prospectus, and the other information contained in this prospectus before deciding to participate in the Exchange Offer and Series G ADS Consent Solicitation. The risks described below and in Annex A are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you could lose all or part of your investment in the 2024 Notes.

Risks Relating to the Exchange Offer and the 2024 Notes

If you tender Series G ADSs, you may subject to proration as to the number of Series G ADSs we accept and you also may not receive all of your consideration for accepted Series G ADSs in the form you elect.

Upon the terms and subject to the conditions of the Exchange Offer, we will accept for exchange 946,100 (representing approximately 66 2/3%) of the outstanding Series G ADSs. If Series G ADSs are validly tendered and not properly withdrawn in excess of this limit, they will be subject to the tender acceptance proration procedures described in this prospectus. Any Series G ADSs in excess of the number of Series G ADSs sought in the Exchange Offer will be not be accepted for exchange and will be returned to tendering holders promptly after the consummation of the Exchange Offer. Any such returned Series G ADSs will be subject to the Series G Proposed Amendments, if adopted. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Tender Acceptance Proration Procedures.”

In addition, the consideration to be received for the Series G ADSs accepted by us for exchange shall be at the holder’s election, provided that, excluding the Additional Series G ADS Cash Consideration, no more than 50% of the total number of Series G ADSs tendered will receive cash consideration. If Series G ADSs are tendered in excess of this cash cap, they will be subject to consideration proration procedures and all such Series G ADSs in excess of this cash cap will be deemed to have been tendered for, and will automatically receive, 2024 Notes. Therefore, despite your election, the form of consideration you receive will be dependent on the elections of other holders of Series G ADSs that also tender their Series G ADSs in the Exchange Offer. Accordingly, some of the consideration you receive in the Exchange Offer may differ from the type of consideration you select. See “The Exchange Offer—Consideration Elections and Consideration Proration.”

We have not obtained a third-party determination that the Exchange Offer is fair to holders of Series G ADSs and Series G Preferred Shares.

Neither we, our Board of Directors, the Information Agent, the Exchange Agent, the Depositary, nor any affiliate of any of the foregoing or any other person is making any recommendation as to whether or not you should tender your Series G ADSs in the Exchange Offer or the form of consideration you should choose to receive if you tender Series G ADSs in the Exchange Offer. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of Series G ADSs and Series G Preferred Shares for purposes of negotiating the Exchange Offer or preparing a report concerning the fairness of the Exchange Offer. You must make your own independent decision regarding your participation in the Exchange Offer.

If the Exchange Offer is successfully completed and the Series G Proposed Amendments are adopted, the holders of the remaining Series G ADSs will generally no longer have certain voting rights or the protection of restrictive covenants under the Series G Preferred Shares certificate of designation.

If the Exchange Offer is successfully completed and the Series G Proposed Amendments are adopted pursuant to the Series G ADS Consent Solicitation, and we obtain the vote of a majority of the outstanding Common Stock, substantially all of the restrictive covenants and our obligation to pay or accrue any unpaid dividends for any past periods or future periods will be eliminated and certain voting rights will be amended in the certificate of designation of the Series G Preferred Shares. Consequently, substantially all of the protections of holders of the Series G ADSs will be eliminated and certain voting rights will be amended. If you do not tender, or if your tender of Series G ADSs or is subject to proration, and the Exchange Offer and Series G ADS Consent Solicitation is successful and we obtain the vote of a majority of the outstanding Common Stock then the Series G ADSs that we do not accept, or that are not tendered, will also lose the right to receive any unpaid dividends for past periods and future periods and substantially all of the restrictive covenants and certain voting rights that they previously had. Additionally, the liquidity of the Series G ADSs may be reduced.

The indenture governing the 2024 Notes will not contain restrictive covenants and only provides for limited events of default.

The indenture governing the 2024 Notes will not contain any negative covenants, including any restrictions on:

•	incurring or guaranteeing additional indebtedness;

•	creating liens on our assets;

•	making new investments;

•	engaging in mergers and acquisitions;

•	paying dividends or redeeming capital stock;

•	making capital expenditures; or

•	entering into transactions with affiliates.

There will be no limitation to the amount of indebtedness, including secured indebtedness, that we may incur under the indenture governing the 2024 Notes. While there are restrictive covenants in the terms of our other existing indebtedness, they are subject to significant exceptions and, there is no guarantee that such indebtedness will remain a part of our capital structure in the future, that we will not seek a consent to amend the restrictive covenants contained in such indebtedness or that any refinancing indebtedness will contain the same or similar restrictive covenants as our existing indebtedness. Additionally, the indenture governing the 2024 Notes will not contain any covenants or other provisions to afford protection to holders of the 2024 Notes in the event of a change of control. Further, the indenture governing the 2024 Notes will only provide for an event of default in the event of non-payment of interest due on or principal due of the 2024 Notes and upon certain events of bankruptcy or insolvency and does not provide for an event of default with respect to any covenants in the indenture, defaults on any other of our existing indebtedness or borrowings or defaults on court judgments that may be rendered in the future. See “Description of Notes—Events of Default and Remedies.” The lack of restrictive covenants and the limited events of default may limit your rights as holder of the 2024 Notes.

The 2024 Notes will not be, guaranteed by any of Navios Holdings’ subsidiaries or secured by the properties or assets of Navios Holdings or any of Navios Holdings’ subsidiaries. Accordingly, Navios Holdings secured creditors and Navios Holdings’ subsidiaries secured and unsecured creditors will have priority over you as a holder of the 2024 Notes with respect to substantially all of our properties, assets and earnings.

The 2024 Notes will not be guaranteed by any of our subsidiaries or secured by any of the properties or assets of Navios Holdings or Navios Holdings’ subsidiaries. As a consequence, the 2024 Notes will be structurally and/or effectively subordinated to substantially all of our existing and future liabilities (other than trade creditors of Navios Holdings) and those of our subsidiaries. Navios Holdings is a holding company without substantial assets other than the equity of its subsidiaries. Claims of creditors of our subsidiaries, including trade creditors, generally will have priority with respect to the properties, assets and earnings of such subsidiaries over our claims or those of our creditors, including you as a holder of the 2024 Notes. In the event that any of our subsidiaries become insolvent, liquidate, reorganize, dissolve or otherwise wind up, the properties, assets and earnings of those subsidiaries will be used first to satisfy the claims of their creditors, trade creditors, banks and other lenders and judgment creditors.

There is currently no market for the 2024 Notes and we cannot assure you that an active trading market will develop for the 2024 Notes.

The 2024 Notes are new securities for which there presently is no established market. Accordingly, we cannot give you any assurance as to the development or liquidity of any market for the 2024 Notes. We do not intend to apply for listing of the 2024 Notes on any securities exchange. Therefore, it is unlikely that a trading market for the 2024 Notes will exist upon consummation of the Exchange Offer. In addition, because the 2024 Notes issued in the Exchange Offer may not be fungible with the 2024 Notes issued in the Series H ADS Exchange Offer as a result of having different issue dates, the 2024 Notes issued as consideration for each of the Series G ADSs and Series H ADSs will trade under separate CUSIP numbers and, therefore, the trading market for the 2024 Notes issued to the Series G ADS holders may be further limited. While we may determine subsequent to the settlement of the Exchange Offer that the 2024 Notes issued as consideration to holders of the Series G ADSs and Series H ADSs are fungible, we cannot guarantee that the 2024 Notes issued in the two exchange offers will ever trade under the same CUSIP number. See “Risk Factors—Risks Relating to the Exchange Offer and the 2024 Notes—There is currently no market for the 2024 Notes and we cannot assure you that an active trading market will develop for the 2024 Notes.”

Even if a limited trading market for the 2024 Notes does develop, you may not be able to sell your 2024 Notes at a particular time, if at all, or you may not be able to obtain the price you desire for your 2024 Notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuations in the price of securities. If the 2024 Notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on many factors, including prevailing interest rates, the market for similar securities, our credit rating, the interest of securities dealers in making a market for the 2024 Notes, the price of any other securities we issue, our performance, prospects, operating results and financial condition, as well as of other companies in our industry.

The liquidity of, and trading market for the 2024 Notes also may be adversely affected by general declines in the market or by declines in the market for similar securities. Such declines may adversely affect such liquidity and trading markets independent of our financial performance and prospects.

The successful completion of the Exchange Offer will result in an increase in our annual interest expense.

In February 2016, we announced the suspension of payment of quarterly dividends on the Series G ADSs and Series H ADSs. The issuance of the 2024 Notes pursuant to this Exchange Offer and the issuance of the 2024 Notes pursuant to the Series H ADS Exchange Offer will result in us having an obligation to the holders of the 2024 Notes to make a semi-annual, cash interest payment of 9.75% whereas we are not currently under a legal obligation to pay the dividends on the Series G ADSs and Series H ADSs in arrears, or any future dividends, on the Series G ADSs and Series H ADSs. Assuming the Exchange Offer is successful, and we issue the maximum principal amount of 2024 Notes contemplated by this Exchange Offer, assuming no cash consideration elections and including the issuance of approximately $4.8 million of the 2024 Notes issued in the Series H ADS Exchange Offer, our annual interest expense will increase by approximately $1.3 million per annum.

Series G ADSs that you continue to hold after the Exchange Offer are expected to become less liquid following the Exchange Offer.

Following consummation of the Exchange Offer, the number of Series G ADSs that are publicly traded will be reduced and the trading market for the remaining outstanding Series G ADSs may be less liquid and market prices may fluctuate significantly depending on the volume of trading in the Series G ADSs. Therefore, holders whose Series G ADSs are not repurchased will own a greater percentage interest in the remaining outstanding Series G ADSs following consummation of the Exchange Offer. This may reduce the volume of trading and make it more difficult to buy or sell significant amounts of Series G ADSs without affecting the market price. Decreased liquidity may make it more difficult for holders of Series G ADSs to sell their Series G ADSs.

If you tender Series G ADSs in the Exchange Offer, a portion of the Series G ADSs that you tender may be rejected or subject to proration.

The amount of Series G ADSs that we intend to accept in the Exchange Offer in exchange for the 2024 Notes is limited to 66 2/3% of the Series G ADSs. As a result, we may not be able to accept for exchange a portion of the Series G ADSs that you validly tender and do not properly withdraw in the Exchange Offer and the amount of the Series G ADSs that you validly tender and do not properly withdraw that we accept may be subject to proration. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Tender Acceptance Proration Procedure.” If you tender all of your Series G ADSs and the Exchange Offer and/or Series G ADS Consent Solicitation are consummated and the proration procedures are applied, your tendered Series G ADSs in excess of the proration threshold will be returned to you and any such returned Series G ADSs will be subject to the Series G Proposed Amendments, if adopted. Consequently, substantially all of the protections of holders of the Series G ADSs will be eliminated. See “Risk Factors—Risks Relating to the Exchange Offer and the 2024 Notes—If the Exchange Offer is successfully completed and the Series G Proposed Amendments are adopted, the holders of the remaining Series G ADSs will generally no longer have voting rights or the protection of restrictive covenants under the Series G Preferred Shares certificate of designation” and “Risk Factors Risks—Relating to Our Series G Preferred Shares and the American Depositary Shares.”

By participating in the Exchange Offer and tendering your Series G ADSs and having such Series G ADSs accepted in this Exchange Offer, you will relinquish any appraisal rights you may have under Republic of the Marshall Islands law with respect to the Series G Preferred Shares.

If you participate in the Exchange Offer and we accept your outstanding Series G ADSs in exchange for cash consideration and/or the 2024 Notes, you will, as a matter of Marshall Islands law, effective upon our acceptance of your tendered Series G ADSs and without any further action on your part, relinquish any appraisal rights you may have under Republic of the Marshall Islands law with respect to such Series G ADSs, and will have thereby automatically withdrawn any outstanding demand for appraisal rights you have made or make with respect thereto. As such, by participating in the Exchange Offer and relinquishing appraisal rights, you are foregoing any potential for such additional value that an appraisal proceeding may determine you would have been entitled to had you asserted your appraisal rights. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Appraisal Rights.”

If you have claims against us resulting from your acquisition or ownership of Series G ADSs, you will give up those claims if you exchange such Series G ADSs.

By tendering Series G ADSs in the Exchange Offer, upon closing of the Exchange Offer, holders of the Series G ADSs will be deemed to have released and waived any and all claims they, their successors and their assigns have or may have had against:

•	us, our subsidiaries, our affiliates and their stockholders, and

•

our directors, officers, employees, attorneys, accountants, advisors, agents and representatives, in each case whether current or former, as well as the directors, officers, employees, attorneys, accountants, advisors, agents and representatives of our subsidiaries, our affiliates and our stockholders, arising from, related to, or in connection with their acquisition or ownership of the Series G ADSs, unless those claims arise under federal or state securities laws.

Because it is not possible to estimate the likelihood of their success in pursuing any legal claims or the magnitude of any recovery to which they ultimately might be entitled, it is possible that the consideration that the tendering holders receive in the Exchange Offer will have a value less than the value of any legal claims such holders are relinquishing. Moreover, holders who do not tender their Series G ADSs for exchange and former holders who have already sold their Series G ADSs will continue to have the right to prosecute their claims against us.

Tax Risks

The tax consequences of the Exchange Offer are complex and will vary depending on your particular facts and circumstances.

The U.S. federal income tax consequences to you of participating in the Exchange Offer are complex and will vary depending on whether the Series G Proposed Amendments are approved and become effective, whether you tender all or less than all of your Series G ADSs (or a portion of your tendered Series G ADSs are returned to you under the tender offer acceptance proration procedures), whether you receive solely 2024 Notes, solely cash or a combination of 2024 Notes and cash, whether your receipt of such consideration is considered to have the effect of a dividend distribution for U.S. federal income tax purposes, the “issue price” for U.S. federal income tax purpose of the 2024 Notes (if any) that you receive and other facts and circumstances. Even if you do not participate in the Exchange Offer, there may be U.S. federal income tax consequences to you if the Series G Proposed Amendments are approved and become effective.

If you participate in the Exchange Offer and you are a holder that is subject to U.S. federal income taxation, it is possible that you may be required to recognize gain (which may exceed the amount of any cash you receive), but not permitted to recognize loss, for U.S. federal income tax purposes on the exchange of your Series G ADSs. If you are permitted to recognize loss, such a loss generally would be a capital loss and would not be utilizable to offset ordinary income that you generally would be required to recognize for U.S. federal income tax purposes if you receive 2024 Notes and the 2024 Notes are issued with “original issue discount” for U.S. federal income tax purposes. Please see “Certain U.S. Federal Income Tax Consequences” in this prospectus. Because the U.S. federal income tax consequences of the Exchange Offer are complex, you are urged to consult with your own tax advisor.

The 2024 Notes may not be rated or may receive a lower rating than anticipated.

The 2024 Notes are not rated, and we do not intend to seek a rating on the 2024 Notes. However, if one or more rating agencies rates the 2024 Notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the trading price of the 2024 Notes and the market price of our Common Stock could be harmed. In addition, the trading price of the 2024 Notes is directly affected by market perceptions of our creditworthiness. Consequently, if a credit ratings agency rates any of our debt in the future or downgrades or withdraws any such rating, or puts us on credit watch, the trading price of the 2024 Notes is likely to decline.

The 2024 Notes may be issued with original issue discount for U.S. federal income tax purposes.

If you receive 2024 Notes in the Exchange Offer and you are a holder that is subject to U.S. federal income taxation, your U.S. federal income tax consequences will depend in part on the “issue price” of the 2024 Notes (as defined in “Certain U.S. Federal Income Tax Consequences—Tax Consequences of Holding the 2024 Notes—Issue Price of the 2024 Notes” in this prospectus) for U.S. federal income tax purposes, which is uncertain and will not be determined until after consummation of the Exchange Offer. If the principal amount of the 2024 Notes exceeds their issue price by an amount that equals or exceeds the statutory de minimis amount, then the 2024 Notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes in an amount equal to such excess. A holder that is subject to U.S. federal income taxation generally will be required to accrue and include OID in its gross income as it accrues as ordinary income using a constant yield method, in advance of the receipt of the cash payment attributable to the OID, regardless of the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. You should review the discussion under “Certain U.S. Federal Income Tax Consequences—Tax Consequences of Holding the 2024 Notes” and consult your own tax advisor concerning the tax consequences to you of the acquisition, ownership and disposition of the 2024 Notes in light of your particular facts and circumstances.

Risks Relating to Our Series G Preferred Shares and the American Depositary Shares

If the Series G Proposed Amendments are adopted then we will not be obligated to pay accrued and unpaid dividends or future dividends on the Series G Preferred Shares.

In February 2016, we announced the suspension of payment of quarterly dividends on the Series G Preferred Shares and have not paid a quarterly dividend on the Series G Preferred Shares since then. If the Series G Proposed Amendments are adopted then we will no longer be obligated to pay accrued and unpaid dividends or future dividends on the Series G Preferred Shares and future unpaid dividends in any quarter will not cumulate. We currently have no plans or intentions to pay dividends on the Series G Preferred Shares or on our Common Stock, however, the Series G Proposed Amendments, if adopted, will provide that we cannot pay a dividend to holders of our Common Stock in respect to any given quarter unless we also pay a dividend to holders of our Series G Preferred Shares in respect of such quarter. Accordingly, if the Series G Proposed Amendments are adopted then holders of the Series G Preferred Shares, including the Series G ADSs, may not receive the investment return anticipated.

Our Series G Preferred Shares and Series H Preferred Shares are subordinated to our debt obligations, including any new 2024 Notes issued pursuant to this Exchange Offer, and a holder’s interests could be diluted by the issuance of additional shares, including additional Series G Preferred Shares and Series H Preferred Shares and by other transactions.

Our Series G Preferred Shares, with a liquidation preference of $2,500.00 per share and our Series H Preferred Shares, with a liquidation preference of $2,500.00 per share, are subordinated to all of our existing and future indebtedness. As of September 30, 2018, our total debt was $1,628.6 million and, assuming the Exchange Offer is consummated and no cash consideration elections are made and including approximately $4.8 million of 2024 Notes to be issued in the Series H ADS Exchange Offer, we will issue approximately $13.1 million of 2024 Notes. We may incur substantial additional debt from time to time in the future, and the terms of the Series G Preferred Shares and Series H Preferred Shares do not, and will not, limit the amount of indebtedness we may incur. We announced the suspension of dividends on our Common Stock in November 2015 and on the Series G Preferred Shares and Series H Preferred Shares in February 2016. The payment of principal and interest on our debt reduces cash available for distribution to us and on our shares, including the Series G ADSs and Series H ADSs, should such dividends be reinstated. We currently have no plans or intentions to pay dividends on the Series G Preferred Shares and Series H Preferred Shares or on our Common Stock. The Series G Proposed Amendments, if adopted, will provide that unpaid dividends on the Series G ADSs will not cumulate but also that we cannot pay a dividend to holders of our Common Stock in respect to any given quarter unless we also pay a dividend to holders of our Series G Preferred Shares in respect to such quarter. The issuance of additional preferred shares on a parity with or senior to our Series G Preferred Shares and Series H Preferred Shares would dilute the interests of the holders of our Series G Preferred Shares and Series H Preferred Shares, and any issuance of any preferred shares senior to or on parity with our Series G Preferred Shares and Series H Preferred Shares or additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series G Preferred Shares and Series H Preferred Shares. No provisions relating to our Series G Preferred Shares protect the holders of our Series G Preferred Shares in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series G Preferred Shares.

Our Series G Preferred Shares will rank pari passu with any other class or series of our capital stock established after the original issue date of the Series G Preferred Shares that is not expressly subordinated or senior to the Series G Preferred Shares as to the payment of dividends and amounts payable upon liquidation or reorganization.

Our ability to redeem our Series G Preferred Shares, and therefore holders’ ability to receive a return on their investment is limited by the requirements of Republic of the Marshall Islands law.

Republic of the Marshall Islands law provides that we may redeem the Series G Preferred Shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Republic of the Marshall Islands law we may not redeem Series G Preferred Shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

The Series G Preferred Shares represent perpetual equity interests.

The Series G Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series G Preferred Shares (and accordingly the Series G ADSs) may be required to bear the financial risks of an investment in the Series G Preferred Shares (and accordingly the Series G ADSs) for an indefinite period of time. In addition, the Series G Preferred Shares will rank junior to all our indebtedness and other liabilities, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

The Series G Preferred Shares represented by the Series G ADSs have not been rated, and ratings of any other of our securities may affect the trading price of the Series G ADSs.

We have not sought to obtain a rating for the Series G Preferred Shares, and both stocks may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series G Preferred Shares or that we may elect to obtain a rating of our Series G Preferred Shares in the future. In addition, we have issued securities that are rated and may elect to issue other securities for which we may seek to obtain a rating. Any ratings that are assigned to the Series G Preferred Shares in the future, that have been issued on our outstanding securities or that may be issued on our other securities, if they are lower than market expectations or are subsequently lowered or withdrawn, could imply a lower relative value for the Series G Preferred Shares and could adversely affect the market for or the market value of the Series G ADSs. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series G Preferred Shares and the Series G ADSs. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series G Preferred Shares and the Series G ADSs may not reflect all risks related to us and our business, or the structure or market value of the Series G Preferred Shares and the Series G ADSs.

The amount of the liquidation preference of our Series G Preferred Shares is fixed and holders will have no right to receive any greater payment regardless of the circumstances.

The payment due upon liquidation for our Series G Preferred Shares is fixed at the liquidation preference of $2,500.00 per share (equivalent to $25.00 per ADS). If the Exchange Offer is successfully completed and the Series G Proposed Amendments are adopted pursuant to the Series G ADS Consent Solicitation, and we obtain the vote of a majority of the outstanding Common Stock with respect to the Series G Preferred Shares, unpaid dividends on the Series G ADSs will not cumulate. In the event of our liquidation, if there are remaining assets to be distributed after payment of the liquidation preference of $2,500.00 per share (equivalent to $25.00 per ADS), holders will have no right to receive or to participate in these amounts. Furthermore, if the market price for the Series G Preferred Shares, is greater than the liquidation preference, holders will have no right to receive the market price from us upon our liquidation.

The Series G Preferred Shares are only redeemable at our option and investors should not expect us to redeem either the Series G Preferred Shares on the dates they respectively become redeemable or on any particular date afterwards.

We may redeem, at our option, all or from time to time part of the Series G Preferred Shares on or after January 28, 2019 and July 8, 2019 respectively. If we redeem the Series G Preferred Shares, holders of the Series G Preferred Shares will be entitled to receive a redemption price equal to $2,500.00 per share (equivalent to $25.00 per ADS). Any decision we may make at any time to propose redemption of either the Series G Preferred Shares will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time. In addition, investors might not be able to reinvest the money they receive upon redemption of the Series G Preferred Shares, as the case may be, in a similar security or at similar rates. We may elect to exercise our partial redemption right on multiple occasions.

Holders of the Series G ADSs may be subject to additional risks related to holding the Series G ADSs rather than Series G Preferred Shares.

Because holders of the Series G ADSs do not hold their Series G Preferred Shares directly, they are subject to the following additional risks, among others:

•	a holder of either Series G ADSs will not be treated as one of our direct shareholders and may not be able to exercise shareholder rights;

•

distributions on the Series G Preferred Shares represented by the Series G ADSs will be paid to the Depositary, and before the Depositary makes a distribution to holder on behalf of the Series G ADSs, withholding taxes or other governmental charges, if any, and fees of the Depositary that must be paid will be deducted;

•

we and the Depositary may amend or terminate the Deposit Agreement without the consent of holders of the Series G ADSs in a manner that could prejudice holders of Series G ADSs or that could affect their ability to transfer Series G ADSs, among others; and

•	the Depositary may take other actions inconsistent with the best interests of holders of the Series G ADSs.

Risks Relating to our Debt

We have substantial debt and may incur substantial additional debt, including secured debt and debt at the level of our subsidiaries, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments under the 2024 Notes.

As of September 30, 2018, we had $1,628.6 million in aggregate principal amount of debt outstanding, of which $402.9 million was unsecured.

Our substantial debt could have important consequences to holders of our equity and debt securities. Because of our substantial debt:

•

our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to our debt may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we will be exposed to the risk of increased interest rates because our borrowings under the majority of our credit facilities will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•

we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and, as a result, we may not be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•

our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital expenditures that are necessary or important to our growth strategy and efforts to improve operating margins or our business.

We and our subsidiaries may be able to incur substantial additional indebtedness, including secured indebtedness, in the future as the terms of the indenture governing our 11.25% Senior Secured Notes due 2022 (the “2022 Senior Secured Notes”) and the indenture governing our 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”) do not fully prohibit us or our subsidiaries from doing so and the indenture governing the 2024 Notes does not contain any limitation to the amount of indebtedness, including secured indebtedness, that we may incur. The terms of the indenture governing the 7.25% Senior Notes due 2022 (the “2022 Logistics Senior Notes”) of Navios South American Logistics (“Navios Logistics”), the agreements governing the terms of Term Loan B Facility (the “Term Loan B Facility”) and the agreements governing the terms of the other indebtedness of Navios Logistics also permit Navios Logistics to incur substantial additional indebtedness in accordance with the terms of such agreements. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations.

The agreements and instruments governing our debt other than the 2024 Notes contain restrictions and limitations that could significantly impact our ability to operate our business.

Our secured credit facilities and our indentures governing our 2022 Senior Secured Notes and our 2022 Notes impose certain operating and financial restrictions on us. These restrictions limit our ability to:

•	incur or guarantee additional indebtedness;

•	create liens on our assets;

•	make new investments;

•	engage in mergers and acquisitions;

•	pay dividends or redeem capital stock;

•	make capital expenditures;

•	engage in certain FFA trading activities;

•	change the flag, class or commercial and technical management of our vessels;

•	enter into long-term charter arrangements without the consent of the lender; and

•	sell any of our vessels.

The agreements governing the terms of Navios Logistics’ indebtedness impose similar restrictions upon Navios Logistics.

Therefore, we and Navios Logistics will need to seek permission from our respective lenders in order to engage in some corporate and commercial actions that believe would be in the best interest of our respective business, and a denial of permission may make it difficult for us or Navios Logistics to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. The interests of our and Navios Logistics’ lenders may be different from our respective interests or those of our holders of our equity and debt securities, and we cannot guarantee that we or Navios Logistics will be able to obtain the permission of lenders when needed. This may prevent us or Navios Logistics from taking actions that are in best interests of us, Navios Logistics or our stockholders. Any future debt agreements may include similar or more restrictive restrictions.

Our ability to generate the significant amount of cash needed to pay interest and principal and otherwise service our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on multiple factors, many of which may be beyond our control.

Our ability to make scheduled payments on or to refinance our respective debt obligations will depend on our respective financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond the control of us and Navios Logistics.

The principal and interest on such debt will be paid in cash. The payments under our debt will limit funds otherwise available for our respective working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, current liabilities may exceed our current assets. We may need to take on additional debt as we expand our fleet or other operations, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes, and our inability to service debt in the future could lead to acceleration of such debt, the foreclosure on assets such as owned vessels or otherwise negatively affect us.

The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure of our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry cargo commodity supply;

•	types and sizes of vessels;

•	development viability and increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	cost of newbuilding vessels;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry; and

•

the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the market values of our owned vessels decrease, we may breach covenants contained in our secured credit facilities. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on their collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

In addition, as vessels grow older, they generally decline in value. We will review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels, which can be volatile for vessels employed on short-term charters or in the spot market. Any impairment charges incurred as a result of declines in charter rates would negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

We may require additional financing to acquire vessels or business or to exercise vessel purchase options, and such financing may not be available.

In the future, we may be required to make substantial cash outlays to exercise options or to acquire vessels or business and will need additional financing to cover all or a portion of the purchase prices. We intend to cover the cost of such items with new debt collateralized by the vessels to be acquired, if applicable, but there can be no assurance that we will generate sufficient cash or that debt financing will be available. Moreover, the covenants in our senior secured credit facility, the indentures or other debt, may make it more difficult to obtain such financing by imposing restrictions on what we can offer as collateral.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are also incorporated under the laws of the Republic of the Marshall Islands, the Republic of Liberia, Malta, Belgium and certain other countries other than the United States, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply, which laws may differ materially from those of the United States in a number of important respects. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

We are a holding company, and therefore our ability to make any required payments on our indebtedness depends upon the ability of our subsidiaries to pay dividends or to advance funds.

We have no direct operations and no significant assets other than the equity interests of our subsidiaries. Because we conduct our operations through our operating subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, including our required obligations under the 2024 Notes. The ability of our subsidiaries to pay dividends and make distributions to us will be subject to, among other things, the terms of any debt instruments of our subsidiaries then in effect and applicable law. If distributions from our subsidiaries to us were eliminated, delayed, reduced or otherwise impaired, our ability to make payments on the 2024 Notes would be substantially impaired.

We have substantial equity investments in six companies, five of which are not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.

As of the date of this prospectus, we had a 63.8% ownership interest in Navios Logistics, and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are shown in our consolidated financial statements.

We also have substantial equity investments in two public companies that are accounted for under the equity method—Navios Acquisition and Navios Partners. As of September 30, 2018, we held 45.3% of the voting stock and 48.6% of the economic interest of Navios Acquisition. As of the date of this prospectus, we held 20.2% of the equity interest in Navios Partners (including a 2.0% general partner interest). As of September 30, 2018, the carrying value of our investments in these two affiliated companies amounted to $149.3 million.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investments, during the nine month period ended September 30, 2018, we received $4.4 million and $1.4 million in dividends from Navios Acquisition and Navios Partners, respectively. Furthermore, we receive management and general and administrative fees from Navios Acquisition and Navios Partners, which amounted to $76.3 million and $58.2 million, respectively, during the nine month period ended September 30, 2018.

On October 9, 2013, we, Navios Acquisition and Navios Partners established Navios Europe I and as of the date of this prospectus have economic interests of 47.5%, 47.5% and 5.0%, respectively and 50%, 50% and 0%, voting interests, respectively.

On February 18, 2015, we, Navios Acquisition and Navios Partners established Navios Europe II and as of the date of this prospectus have economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively.

On June 8, 2017, Navios Containers completed a private placement in which we invested $5.0 million. On November 30, 2018, Navios Containers converted into to a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distribution by, the partnership.

Following the conversion of Navios Containers into a limited partnership, on December 3, 2018, Navios Partners distributed approximately 2.5% of the outstanding equity of Navios Containers to the unitholders of Navios Partners in connection with the listing of Navios Containers on The Nasdaq Global Select Market. As of the date of this prospectus, we had a 3.7% ownership interest in Navios Containers.

Our ownership interest in Navios Logistics, Navios Acquisition, Navios Partners, Navios Containers, Navios Europe I and Navios Europe II, and the reflection of such companies (or the investment relating thereto) on our balance sheets and any income generated from or related to such companies are subject to a variety of risks, including risks relating to the respective business of Navios Logistics, Navios Acquisition, Navios Partners, Navios Containers, Navios Europe I and Navios Europe II as disclosed in their respective public filings with the SEC or management reports. The occurrence of any such risks may negatively affect our financial condition.

We evaluate our investments in Navios Acquisition, Navios Partners, Navios Containers, Navios Europe I, Navios Europe II for “other-than-temporary impairment” (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near term prospects, and (iii) our intent and ability to retain our investment in these companies, for a period of time sufficient to allow for any anticipated recovery in fair value.

As of September 30, 2018, we consider the decline in the market value of our investment in Navios Acquisition and Navios Partners to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their respective fair values do not recover and an OTTI analysis indicates such write downs are necessary, which may have a material adverse impact on our results of operations in the period recognized. During the nine month period ended September 30, 2018 and during the year ended December 31, 2017, we did not recognize any impairment loss in earnings.

We and our subsidiaries are incorporated in the Republic of the Marshall Islands and in other non-U.S. jurisdictions, and certain of our and their officers and directors are non-U.S. residents. Although you may bring an original action in the courts of the Republic of the Marshall Islands or obtain a judgment against us, our directors or our management in the event you believe your rights have been infringed, it may be difficult to enforce judgments against us, our directors or our management.

We and our subsidiaries are organized under the laws of the Republic of the Marshall Islands and in other non-U.S. jurisdictions, and all of our assets are located outside of the United States. Our business is operated primarily from our office in Monaco and in Piraeus, Greece. In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Although you may bring an original action against us or our affiliates in the courts of the Republic of the Marshall Islands, and the courts of the Republic of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Republic of the Marshall Islands law, it may impracticable for you to do so. See “Enforceability of Civil Liabilities and Indemnification for Securities Act Liabilities.”

Our being subject to certain fraudulent transfer and conveyance statutes may have adverse implications for the holders of the 2024 Notes.

The 2024 Notes may be voided, subordinated, or limited under fraudulent transfer and insolvency laws.

The Republic of the Marshall Islands

Navios Holdings is organized under the laws of the Republic of the Marshall Islands. While the Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, a Republic of the Marshall Islands court could apply general U.S. principles of fraudulent conveyance, discussed below, in light of the provisions of the BCA. In such case, a Republic of the Marshall Islands court could void or subordinate the 2024 Notes.

United States

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the 2024 Notes. Under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer or conveyance laws, if any such law would be deemed to apply, which may vary from state to state, the 2024 Notes could be voided as a fraudulent transfer or conveyance if (1) we issued the 2024 Notes with the intent of hindering, delaying or defrauding creditors or (2) we received less than reasonably equivalent value or fair consideration in return for issuing the 2024 Notes and, in the case of (2) only, one of the following is also true at the time thereof:

•	we were insolvent or rendered insolvent by reason of the issuance of the 2024 Notes;

•	the issuance of the 2024 Notes left us with an unreasonably small amount of capital to carry on the business;

•	we intended to incur debts beyond our ability to pay as they mature; or

•	we were a defendant in an action for money damages, or had a judgment for money damages docketed against us or after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the 2024 Notes was a fraudulent transfer or conveyance, the court could void the payment obligations under the 2024 Notes or further subordinate the 2024 Notes. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the 2024 Notes. Further, the voidance of the 2024 Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor did not substantially benefit directly or indirectly from the transaction. In that regard, a debtor will generally not be considered to have received value if the proceeds of a debt offering were used to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

The measures of insolvency for purposes of fraudulent transfer or conveyance laws vary depending upon the applicable jurisdiction’s governing law, such that we cannot be certain as to the standards a court would use to determine whether or not we were solvent at the relevant time. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair value of all its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

In addition, any payment by us pursuant to the 2024 Notes at a time when we are subsequently found to be insolvent could be avoided and required to be returned to us or to a fund for the benefit of our creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days to any non-insider party and such payment would give the holders of the 2024 Notes more than such holders of the 2024 Notes would have received in a liquidation under Chapter 7 of the U.S. Bankruptcy Code.

If we file a bankruptcy petition, or if a bankruptcy petition is filed against us, you may receive a lesser amount for your claim under the 2024 Notes than you would have been entitled to receive under the indentures governing the 2024 Notes.

If we file a bankruptcy petition under the United States Bankruptcy Code after the issuance of the 2024 Notes, or if such a bankruptcy petition is filed against us, your claim against us for the principal amount of your 2024 Notes may be limited to an amount equal to:

•	the original issue price for the 2024 Notes; and

•	the portion of original issue discount that does not constitute “unmatured interest” for purposes of the United States Bankruptcy Code.

Any original issue discount that was not amortized as of the date of any bankruptcy filing would constitute unmatured interest. Accordingly, under these circumstances, you may receive a lesser amount than you would have been entitled to receive under the terms of the indenture that will govern the 2024 Notes, even if sufficient funds are available.

USE OF PROCEEDS

We will not receive any cash proceeds from the Exchange Offer. In consideration for the cash consideration and/or the issuance of up to approximately $8.3 million aggregate principal amount of 2024 Notes, we will receive up to 66 2/3% of the outstanding Series G ADSs validly tendered and accepted in the Exchange Offer. The Series G ADSs acquired by us pursuant to the Exchange Offer will be cancelled upon receipt thereof.

TRADING MARKET AND PRICE OF SERIES G ADSs

Our Series G ADSs trade on the NYSE under the symbol “NMpG.” The following table contains, for the periods indicated, the intraday high and low sale prices per Series G ADS.

	Series G ADSs
	High	Low
2017
First Quarter	16.0900	7.3400
Second Quarter	18.8600	14.3000
Third Quarter	17.6600	13.5000
Fourth Quarter	19.9900	13.8700
2018
First Quarter	17.3250	12.1800
Second Quarter	14.2000	10.1800
Third Quarter	15.0000	9.9900
Fourth Quarter	11.4100	2.8300
2019
First Quarter (through March 15, 2019)	6.8242	3.0500

There were two holders of record of our Series G ADSs as of December 19, 2018.

As of March 15, 2019, the last reported sale prices of the Series G ADSs on the NYSE was $5.38.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2018:

(i)	on a historical basis; and

(ii)

on an as adjusted basis after giving effect to the exchange by us of approximately $4.2 million aggregate principal amount of the 2024 Notes for 66 2/3% of our outstanding Series G ADSs, assuming the tender and acceptance of all of Series G ADSs in the Exchange Offer and the cash cap in respect to the consideration elections having been reached for the Series G ADSs, and of approximately $4.8 million in aggregate principal amount of the 2024 Notes to be issued in the Series H ADS Exchange Offer.(1)

The information in this table should be read in conjunction with our unaudited condensed consolidated financial statements for the quarterly period ended September 30, 2018 and related notes thereto and other information included in this prospectus.

	As of September 30, 2018
	Historical (unaudited)	As Adjusted (unaudited)
	(expressed in thousands of U.S. dollars)
Cash and cash equivalents including restricted cash	$142,981	$134,151

Long-term indebtedness (including current portion)
Senior secured credit facilities	$167,393	$167,393
7.375% First Priority Ship Mortgage Notes due 2022	614,339	614,339
11.25% Senior Secured Notes due 2022	305,000	305,000
Notes offered in the Exchange Offer(1)	—	8,938
Other long-term indebtedness	541,853	541,853

Total long-term indebtedness (including current portion)(2)(3)	$1,628,585	$1,637,523

Total Navios Holdings stockholders’ equity(4)	451,633	433,865

Total capitalization	$2,080,218	$2,071,388

(1)	Up to $13.1 million aggregate principal amount of the 2024 Notes.
(2)	The 2024 Notes are structurally and effectively subordinated to borrowings and other long-term indebtedness presented under “Total long-term indebtedness (including current portion).”
(3)	Total long-term indebtedness (including current portion) is presented gross of deferred financing costs of $29.3 million as of September 30, 2018.
(4)

Navios Holdings stockholders’ equity is adjusted for the $8.9 million aggregate principal amount of the 2024 Notes and the cash cap in respect to the consideration elections having been reached for each of the Series G ADSs and Series H ADSs.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Navios Holdings’ selected historical financial information and operating results for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 are derived from the consolidated financial statements of Navios Holdings. The selected consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2017, 2016, and 2015 and the selected consolidated balance sheet data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements, which are included in this prospectus in Annex A. The selected consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements, which are not included in this prospectus.

Navios Holdings’ selected historical financial information and operating results for the nine month periods ended September 30, 2018 and September 30, 2017 are derived from the consolidated financial statements of Navios Holdings. The selected consolidated statement of comprehensive (loss)/income data for the nine months ended September 30, 2018 and September 30, 2017 and the selected consolidated balance sheet data as of September 30, 2018 have been derived from our unaudited interim financial statements, which are included in this prospectus in Annex B. The selected consolidated balance sheet data as of September 30, 2017 have been derived from our unaudited interim financial statements, which are not included in this prospectus.

The selected consolidated financial data should be read in conjunction with Item 5. “Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included in our Form 20-F included as Annex A and our Form 6-K included as Annex B to this prospectus. The historical data included below and elsewhere in this prospectus is not necessarily indicative of our future performance. Selected Financial Data is as follows (in thousands, except share and per share data):

	Nine Months Ended		Fiscal Years Ended
	September 30, 2018	September 30, 2017	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Statement of Comprehensive (Loss)/income Data
Revenue	$390,386	$334,519	$463,049	$419,782	$480,820	$569,016	$512,279
Administrative fee revenue from affiliates	21,488	16,942	23,667	21,799	16,177	14,300	7,868
Time charter, voyage and logistics business expenses	(155,363)	(161,628)	(213,929)	(175,072)	(247,882)	(263,304)	(244,412)
Direct vessel expenses	(73,756)	(90,566)	(116,713)	(127,396)	(128,168)	(130,064)	(114,074)
General and administrative expenses incurred on behalf of affiliates	(21,488)	(16,942)	(23,667)	(21,799)	(16,177)	(14,300)	(7,868)
General and administrative expenses	(21,757)	(19,203)	(27,521)	(25,295)	(34,183)	(45,590)	(44,634)
Depreciation and amortization	(75,247)	(77,893)	(104,112)	(113,825)	(120,310)	(104,690)	(98,124)
Interest expense and finance cost, net	(97,797)	(83,812)	(114,780)	(108,692)	(110,781)	(108,145)	(108,506)
Impairment losses	(16,070)	(14,239)	(50,565)	—	—	—	—
Loss on Derivatives	—	—	—	—	—	—	(260)
Gain/(loss) on bond and debt extinguishment	6,464	1,715	(981)	29,187	—	(27,281)	(37,136)
Other (expense)/income, net	(8,928)	(4,790)	(6,826)	5,206	(30,201)	(9,673)	5,972
Loss before equity in net earnings of affiliated companies	$(52,068)	$(115,897)	$(172,378)	$(96,105)	$(190,705)	$(119,731)	$(128,895)
Equity in net (losses)/earnings of affiliated companies	(13,720)	2,208	4,399	(202,779)	61,484	57,751	19,344

	Nine Months Ended		Fiscal Years Ended
	September 30, 2018	September 30, 2017	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Losses before taxes	$(65,788)	$(113,689)	$(167,979)	$(298,884)	$(129,221)	$(61,980)	$(109,551)
Income tax benefit/(expense)	1,324	562	3,192	(1,265)	3,154	(84)	4,260

Net loss	$(64,464)	$(113,127)	$(164,787)	$(300,149)	$(126,067)	$(62,064)	$(105,291)
Less: Net (income)/loss attributable to the noncontrolling interest	(3,501)	(1,182)	(1,123)	(3,674)	(8,045)	5,861	(3,772)

Net loss attributable to Navios Holdings common stockholders	$(67,965)	$(114,309)	$(165,910)	$(303,823)	$(134,112)	$(56,203)	$(109,063)

Loss attributable to Navios Holdings common stockholders, basic and diluted	$(75,644)	$(121,049)	$(175,298)	$(273,105)	$(150,314)	$(66,976)	$(110,990)

Basic and diluted net loss per share attributable to Navios Holdings common stockholders	$(0.63)	$(1.04)	$(1.50)	$(2.54)	$(1.42)	$(0.65)	$(1.09)

Weighted average number of shares, basic and diluted	119,423,025	116,260,640	116,673,459	107,366,783	105,896,235	103,476,614	101,854,415

Balance Sheet Data (at period end)
Current assets, including cash and cash equivalents and restricted cash	$276,738	$232,865	$256,076	$273,140	$302,959	$417,131	$339,986

Total assets	2,488,857	2,660,607	2,629,981	2,752,895	2,958,813	3,127,697	2,886,453
Total long-term indebtedness, including current portion	1,599,331	1,643,215	1,682,488	1,651,095	1,581,308	1,612,890	1,478,089

Navios Holdings’ stockholders’ equity	$451,633	$566,687	$516,098	$678,287	$988,960	$1,152,963	$1,065,695
Other Financial Data
Net cash provided by operating activities	$39,591	$33,578	$50,784	$36,920	$43,478	$56,323	$59,749
Net cash provided by/(used in) investing activities	51,870	(32,987)	(42,365)	(150,565)	(36,499)	(244,888)	(258,571)
Net cash (used in)/provided by financing activities	(82,670)	(22,730)	(16,779)	86,225	(91,123)	248,290	128,785
Book value per common share	3.62	4.74	4.29	5.79	8.95	10.89	10.22
Cash dividends per common share	—	—	—	—	0.17	0.24	0.24
Cash dividends per preferred share	—	—	—	74.4	216.7	99.9	200.0
Cash paid for Common Stock dividend declared	—	—	—	—	19,325	25,228	24,710
Cash paid for preferred stock dividend declared	—	—	—	3,681	16,025	7,502	1,696
Adjusted EBITDA	$118,066	$61,144	$68,813	$(62,827)	$112,756	$176,698	$107,909

(1)

EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as a liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/

(losses) on bond and debt extinguishment, (v) (provision)/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

The following table reconciles net cash provided by operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation from Cash from Operations

	Nine Months Ended		Fiscal Years Ended
	September 30, 2018	September 30, 2017	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
(in thousands of U.S. dollars—except per share data)	(unaudited)	(unaudited)
Net cash provided by operating activities	$39,591	$33,578	$50,784	$36,920	$43,478	$56,323	$59,749
Net increase/(decrease) in operating assets	13,742	(30,954)	(25,052)	20,599	(43,042)	18,025	(57,792)
Net (increase)/decrease in operating liabilities	(3,095)	(12,103)	(20,814)	(38,928)	(39,288)	(23,613)	27,087
Payments for drydock and special survey costs	6,189	10,024	10,824	11,096	24,840	10,970	12,119
Net interest cost	91,834	79,518	108,389	103,039	106,257	104,084	103,122
(Provision)/recovery for losses on accounts receivable	(418)	276	(269)	(1,304)	(59)	(792)	(630)
Impairment losses	(16,070)	(14,239)	(50,565)	—	—	—	—
Gain on sale of assets	28	1,075	1,064	—	—	—	18
Unrealized loss on FFA derivatives, warrants, interest rate swaps	—	—	—	—	—	—	(69)
Gain/(Loss) on bond and debt extinguishment	6,464	1,715	185	29,187	—	(4,786)	(12,142)
(Losses)/earnings in affiliates and joint ventures, net of dividends received	(16,698)	(6,564)	(4,610)	(219,417)	30,398	22,179	(19,781)
Reclassification to earnings of available-for-sale securities	—	—	—	(345)	(1,783)	(11,553)	—
Noncontrolling interest	(3,501)	(1,182)	(1,123)	(3,674)	(8,045)	5,861	(3,772)

Adjusted EBITDA	$118,066	$61,144	$68,813	$(62,827)	$112,756	$176,698	$107,909

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Common Stock of Navios Holdings as of December 19, 2018 based on shares of Common Stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of Common Stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of Common Stock. The information contained in this section does not reflect the one-for-ten reverse split that became effective on January 3, 2019. See “Prospectus Summary—Recent Developments—Reverse Stock Split.”

Unless otherwise indicated, based upon Schedules 13D filed with the SEC and Navios Holdings’ knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)(2)(3)	39,665,352	30.6%

(1)	The amount and nature of beneficial ownership and the percentage of outstanding Common Stock includes 5,111,991 options, each for one share, vested but not yet exercised.
(2)	As disclosed in a 13D Amendment dated March 29, 2018, Ms. Frangou has disclosed that she and her affiliates have pledged 14,511,171 of the shares of Common Stock disclosed in the table above.
(3)

Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of Common Stock and as of December 19, 2018, she had purchased approximately $10.0 million in value of Common Stock.

Management

The following table sets forth information regarding the beneficial ownership of Common Stock as of December 19, 2018, based on 125,559,137 shares of Common Stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated based upon Schedules 13D filed with the SEC and to Navios Holdings’ knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(2)(3)	39,665,352	30.6%
George Achniotis	*	*
Ted C. Petrone	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Shunji Sasada	*	*
Leonidas Korres	*	*
Efstratios Desypris	*	*
Ioannis Karyotis	*	*
Erifili Tsironi	*	*
Chris Christopoulos	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Efstathios Loizos	*	*
George Malanga	*	*

*	Less than one percent
(1)	The business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
(2)

Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of Common Stock and as of December 19, 2018, she had purchased approximately $10.0 million in value of Common Stock.

(3)	The amount and nature of beneficial ownership and the percentage of outstanding Common Stock includes 5,111,991 options, each for one share, vested but not yet exercised.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this “Description of Notes”, the term “Issuer” refers only to Navios Maritime Holdings Inc. and not to any of its subsidiaries or affiliates.

The Issuer will issue the 9.75% Senior Notes due 2024 under an indenture to be dated the Issue Date, between the Issuer and Wilmington Trust, National Association, as trustee (the “Trustee”). The terms of the notes include those stated in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus forms a part.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

The notes will be:

•	general senior obligations of the Issuer;

•	senior in right of payment to any of our existing and future debt that expressly provides that it is subordinated to the notes;

•	pari passu in right of payment with all of our existing and future senior obligations;

•	structurally subordinated in right of payment to the obligations of our subsidiaries; and

•

effectively subordinated in right of payment to any existing and future obligations of the Issuer that are secured by property or assets that do not secure the notes, including the Issuer’s 2022 Senior Secured Notes and 2022 Notes, to the extent of the value of any such property and assets securing such other obligations.

As of September 30, 2018, the Issuer’s subsidiaries had approximately $1,628.6 million of indebtedness outstanding, all of which is structurally senior to the 2024 Notes. The Issuer is not prohibited from incurring additional indebtedness, including secured indebtedness.

Principal, Maturity and Interest

The Issuer will issue up to $8.3 million in aggregate principal amount of notes in the Exchange Offer, assuming no cash consideration elections. The Issuer will also issue approximately $4.8 million in aggregate principal amount of notes in the Series H ADS Exchange Offer. The final aggregate principal amount of notes to be issued is dependent upon the allocation of the Exchange Offer consideration elections made by tendering holders in the Exchange Offer. See “Terms of the Exchange Offer and Series G ADS Consent Solicitation—Consideration Elections and Consideration Proration.”

The Issuer is permitted to issue additional notes under the Indenture from time to time after the Issue Date (the “Additional Notes”). The notes and any Additional Notes that are issued will be treated as a single class for all purposes of the Indenture, including, without limitation, those with respect to waivers, amendments, redemptions and offers to purchase. However, the notes and additional notes may trade under separate CUSIP numbers, including the notes issued in the Series H ADS Exchange Offer and this Exchange Offer, which will result in separate trading markets. While the Issuer may determine subsequent to the settlement of the Exchange Offer that the notes issued as consideration to holders of the Series G ADSs and Series H ADSs are fungible, the Issuer cannot guarantee that the notes issued in the two exchange offers will ever trade under the same CUSIP number. See “—No Assurance of an Active Trading Market.” Unless the context otherwise requires, references to the “notes” for all purposes of the Indenture and in this “Description of the Notes” include references to any Additional Notes that are issued.

The Issuer will issue the notes in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof. The notes will mature on April 15, 2024.

Interest on the notes will accrue at the rate of 9.75% per annum and will be payable semi-annually in arrears on each April 15 and October 15, commencing on October 15, 2019. Interest on overdue principal and interest, if any, will accrue at the then applicable interest rate on the notes. The Issuer will make each interest payment to the holders of record on the immediately preceding April 1 and October 1.

Interest on the 2024 Notes issued in the Exchange Offer will accrue interest from and including the settlement date of the Exchange Offer, or, if interest has already been paid, from the date it was most recently paid. See “Certain U.S. Federal Income Tax Consequences—Tax Consequences of Holding the 2024 Notes.” Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional Amounts

All payments made by the Issuer under or with respect to the notes will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes imposed or levied by or on behalf of any Taxing Authority in any jurisdiction in which the Issuer is organized or is otherwise resident for tax purposes, or any jurisdiction from or through which payment is made (each, a “Relevant Taxing Jurisdiction”), unless the Issuer is required to withhold or deduct Taxes by law or by the official interpretation or administration thereof. If the Issuer is required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction, from any payment made under or with respect to the notes, the Issuer will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of notes (including Additional Amounts) after such withholding or deduction will equal the amount the holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to any Tax:

(1)

that would not have been imposed, payable or due but for the existence of any present or former connection between the holder (or the beneficial owner of, or person ultimately entitled to obtain an interest in, such notes) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) other than the mere holding of the notes or enforcement of rights under such note;

(2)

that would not have been imposed, payable or due but for the failure to satisfy any certification, identification or other reporting requirements whether imposed by statute, treaty, regulation or administrative practice; provided, however, that the Issuer has delivered a request to the holder to comply with such requirements at least 30 days prior to the date by which such compliance is required;

(3)

that would not have been imposed, payable or due if the presentation of notes (where presentation is required) for payment had occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later;

(4)	subject to the last paragraph of this section, that is an estate, inheritance, gift, sales, excise, transfer or personal property tax, assessment or charge; or

(5)	as a result of a combination of the foregoing.

In addition, Additional Amounts will not be payable if the beneficial owner of, or person ultimately entitled to obtain an interest in, such notes had been the holder of the notes and such beneficial owner would not be entitled to the payment of Additional Amounts by reason of clause (1), (2), (3), (4) or (5) above. In addition, Additional Amounts will not be payable with respect to any Tax which is payable otherwise than by withholding from any payment under or in respect of the notes.

Whenever in the indenture or in this “Description of Notes” there is mentioned, in any context, the payment of amounts based upon the principal amount of the notes or of principal, interest or of any other amount payable under or with respect to any of the notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Upon request, the Issuer will provide the Trustee with documentation satisfactory to the Trustee evidencing the payment of Additional Amounts.

The Issuer will pay any present or future stamp, court or documentary taxes, or any similar taxes, charges or levies which arise in any Relevant Taxing Jurisdiction from the execution, delivery or registration of the notes or any other document or instrument referred to therein, or the receipt of any payments with respect to or enforcement of the notes.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to the Issuer, the Issuer will pay all principal, interest and premium, if any, on that holder’s notes in accordance with those instructions so long as such holder holds at least $100,000 aggregate principal amount of notes. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the United States unless the Issuer elects to make interest payments by check mailed to the holders of notes at their respective addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar. The Issuer may change the paying agent or registrar without prior notice to the holders of the notes, and the Issuer or any of its subsidiaries may act as paying agent or registrar other than in connection with the discharge or defeasance provisions of the indenture.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any note selected for redemption. Also, the Issuer is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The transferor of any note shall upon request by the Trustee provide or cause to be provided to the Trustee all information requested by the Trustee to allow the Trustee to comply with any applicable tax reporting obligations, including without limitation any cost basis reporting obligations under Section 6045 of the Internal Revenue Code of 1986, as amended. The Trustee may rely on information provided to it and shall have no responsibility to verify or ensure the accuracy of such information.

Optional Redemption

We will have the option to redeem the notes, in whole or in part, at our option at any time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest and Additional Amounts, if any, on the notes to be redeemed to, but excluding, the date on which the notes are to be redeemed.

Selection and Notice of Redemption

If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)

if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method in accordance with the Trustee’s customary procedures (or, in the case of notes issued in global form based on the method required by DTC, if it is not so required, a method that most nearly approximates a pro rata selection in accordance with the Trustee’s customary procedures).

Notices of redemption will be delivered electronically or mailed by first class mail at least 15 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. In connection with any redemption of notes, any such redemption may, at our discretion, be subject to one or more conditions precedent. In addition, if such redemption or notice is subject to one or more conditions precedent, such notice shall state that, in the Issuer’s discretion, the redemption date may be delayed until such time as any or all of such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed. If any such condition precedent has not been satisfied, the Issuer shall provide written notice to the Trustee prior to the close of business two business days prior to the redemption date (or such shorter period as may be acceptable to the Trustee). Upon receipt of such notice, the notice of redemption shall be rescinded or delayed, and the redemption of the notes shall be rescinded or delayed as provided in such notice. Upon receipt, the Trustee shall provide such notice to each holder in the same manner in which the notice of redemption was given.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption subject to the satisfaction of any conditions precedent. On and after the redemption date, interest, if any, shall cease to accrue on notes or portions of them called for redemption, unless the Issuer defaults in the payment of the redemption price or any conditions precedent are not satisfied.

Reports

The Issuer shall deliver to the Trustee, within 15 days after it files the same with the Commission, copies of the annual reports and the information, documents and other reports (or copies of those portions of any of the foregoing as the Commission may by rules and regulations prescribe) that the Issuer is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Issuer shall also comply with the provisions of TIA Section 314(a).

Notwithstanding the foregoing, the Issuer will be deemed to have furnished in compliance with this covenant such reports referred to in the first paragraph of this covenant to the Trustee and the holders of notes if the Issuer has filed such reports with the Commission via the EDGAR filing system and such reports are publicly available.

The Trustee shall have no responsibility for the filing, timeliness or content of reports.

Delivery of the reports, information and documents in accordance with this covenant shall satisfy the Issuer’s obligation to make such delivery, but, in the case of the Trustee, such delivery shall be for informational purposes only, and the Trustee’s receipt of such reports, information and documents shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of its covenants (as to which the Trustee is entitled to conclusively rely on an Officers’ Certificate).

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default by the Issuer for 30 consecutive days in the payment when due and payable of interest and Additional Amounts, if any, on the notes;

(2)	default by the Issuer in payment when due and payable of the principal of or premium, if any, on the notes; and

(3)	certain events of bankruptcy or insolvency described in the indenture with respect to the Issuer.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency specified in clause (3), all outstanding notes will become due and payable immediately without further action or notice. If any Event of Default occurs and is continuing, the Trustee, by written notice to the Issuer, or the holders of at least 30% in principal amount of the then outstanding notes, by written notice to the Trustee and the Issuer, may declare all the notes to be due and payable. Any notice from the Trustee or noteholders shall specify the applicable Event(s) of Default and state that such notice is a “Notice of Acceleration.” Upon such declaration of acceleration pursuant to a Notice of Acceleration, the aggregate principal of and accrued and unpaid interest on the outstanding notes shall become due and payable without further action or notice.

Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the notes.

The Issuer will be required to deliver to the Trustee annually a written statement regarding compliance with the indenture. Within 30 days of becoming aware of any Default or Event of Default, the Issuer will be required to deliver to the Trustee a written statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, future or present director, officer, employee, incorporator, member, manager, agent or shareholder of the Issuer will have any liability for any obligations of the Issuer under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws of the United States or the laws of the Republic of the Marshall Islands.

Legal Defeasance and Covenant Defeasance

The Issuer may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding notes (“Legal Defeasance”). Such Legal Defeasance means that the Issuer shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(2)

the Issuer’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

In addition, the Issuer may, at their option and at any time, elect to have their obligations released with respect to certain covenants (including all the covenants described in this Description of Notes) in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not, in each case, constitute a Default or Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)

the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of or interest and premium, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)

in the case of Legal Defeasance, the Issuer must deliver to the Trustee an Opinion of Counsel confirming that (a) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)

in the case of Covenant Defeasance, the Issuer must deliver to the Trustee an Opinion of Counsel confirming that the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)

no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from, or otherwise arising in connection with, the borrowing of funds to be applied to such deposit and the grant of any lien securing such borrowing);

(5)

such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which either the Issuer or any of its subsidiaries is a party or by which either the Issuer or any of its subsidiaries are bound;

(6)

the Issuer must deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of notes over the other creditors of the Issuer or any of its subsidiaries or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or any of its subsidiaries or others; and

(7)

the Issuer must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Notwithstanding the foregoing, the Opinion of Counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the Trustee for cancellation will become due and payable within one year under arrangements reasonably satisfactory to the Trustee for the giving of a notice of redemption by the Trustee in the name and at the expense of the Issuer.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the notes when due, then the obligations of the Issuer under the indenture will be revived and no such defeasance will be deemed to have occurred.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)

all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from the trust, have been delivered to the Trustee for cancellation; or

(b)

all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or have been called for redemption pursuant to the provisions described under “—Optional Redemption” and the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash or Cash Equivalents in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the Trustee for cancellation for principal and premium, if any, and accrued interest to the date of maturity or redemption;

(2)

no Default or Event of Default has occurred and is continuing on the date of the deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit including the incurrence of liens in connection with such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, the indenture;

(3)	the Issuer has paid or caused to be paid all sums payable by them under the indenture; and

(4)

the Issuer has delivered irrevocable instructions to the Trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Issuer and the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of the Issuer and each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder to the extent permitted under the indenture):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)

reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than, subject to the procedures of the applicable securities depository, if applicable, the number of days in advance of the redemption of notes that notice of redemption must be given);

(3)	reduce the rate of or change the time for payment of interest on any note;

(4)

waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes in accordance with the provisions of the indenture and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)

make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, if any, on the notes or Additional Amounts, if any;

(7)	waive a redemption payment with respect to any note;

(8)	[Reserved];

(9)	expressly subordinate in right of payment the notes to any other indebtedness of the Issuer; or

(10)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Issuer and the Trustee may amend, waive, supplement or otherwise modify the indenture or the notes:

(1)	to cure any ambiguity, omission, mistake, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)

to provide for the assumption of the Issuer’s obligations to holders of notes in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Issuer’s assets, as applicable;

(4)

to make any change that would provide any additional rights or benefits to the holders of notes or that does not materially adversely affect the legal rights under the indenture of any such holder as set forth in an Officer’s Certificate delivered to the Trustee;

(5)	to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	[Reserved];

(7)	[Reserved];

(8)	to evidence and provide for the acceptance of appointment under the indenture by a successor Trustee;

(9)	to comply with the rules of any applicable securities depository;

(10)

to conform the text of the indenture or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended by the Issuer (as demonstrated by an Officer’s Certificate) to be a substantially verbatim recitation of a provision of the indenture or the notes;

(11)	to add to the covenants of the Issuer for the benefit of the noteholders or surrender any rights or powers conferred upon the Issuer;

(12)	subject to any requirements of the applicable securities depository, to provide for a reduction in the minimum denomination of the notes; and

(13)	to add collateral securing the notes.

Concerning the Trustee

If the trustee becomes a creditor of the Issuer, the indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. The Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the Trustee security and indemnity satisfactory to the Trustee against any loss, liability or expense.

The Trustee assumes no responsibility for the accuracy or completeness of the information concerning the Issuer or its affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

No Assurance of an Active Trading Market

There is no assurance that an active and liquid market for the notes will develop or be maintained. If an active and liquid market for the notes does not develop or is not maintained, the market price of the notes may be adversely affected. In addition, because the notes issued in this Exchange Offer may not be fungible with the notes issued in the Series H ADS Exchange Offer as a result of having different issue dates, the notes issued as consideration for each of the Series G ADSs and Series H ADSs will trade under separate CUSIP numbers and, therefore, the trading market for the notes issued to the Series G ADS holders may be further limited. While the Issuer may determine subsequent to the settlement of the Exchange Offer that the notes issued as consideration to holders of the Series G ADSs and Series H ADSs are fungible, the Issuer cannot guarantee that the notes issued in the two exchange offers will ever trade under the same CUSIP number. See “Risk Factors—Risks Relating to the Exchange Offer and the 2024 Notes—There is currently no market for the 2024 Notes.”

Additional Information

A copy of the form of the indenture is filed as an exhibit to the registration statement of which this prospectus forms a part.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Cash Equivalents” means:

(1)

United States dollars or Euro or other currency of a member of the Organization for Economic Cooperation and Development (including such currencies as are held as overnight bank deposits and demand deposits with banks);

(2)

securities issued or directly and fully guaranteed or insured by the government of the United States or any Member State of the European Union or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A- from S&P or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;

(3)

demand and time deposits and eurodollar time deposits and certificates of deposit or bankers’ acceptances with maturities of one year or less from the date of acquisition, in each case, with any financial institution organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development (a) whose commercial paper is rated at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Rating Agency) or (b) having capital and surplus and undivided profits in excess of US$250.0 million;

(4)

repurchase obligations with a term of not more than 60 days for underlying securities of the types described in clause (2) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper and variable or fixed rate notes rated P-l or higher by Moody’s or A-1 or higher by S&P and, in each case, maturing within one year after the date of acquisition;

(6)	money market funds that invest primarily in Cash Equivalents of the kinds described in clauses (1) through (5) of this definition;

(7)

instruments equivalent to those referred to in clauses (1) through (6) above denominated in any other foreign currency and comparable in credit quality and tenor to those referred to above and customarily to the extent reasonably required in connection with (a) any business conducted by the Issuer in such jurisdiction or (b) any investment in the jurisdiction in which such investment is made; and

(8)	local currency held by the Issuer from time to time in the ordinary course of business.

“Commission” means the U.S. Securities and Exchange Commission.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time, or any successor statute or statutes thereto and, in each case, the rules and regulations promulgated by the Commission thereunder.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“guarantee” means as to any Person, a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including through letters of credit and reimbursement agreements in respect thereof), of all or any part of any indebtedness of another Person.

“Issue Date” means,             , 2019 the date of the original issuance of the notes under the indenture.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and any successor to its rating agency business.

“Officer” means, with respect to any Person, any of the following: the Chairman of the board of directors or such equivalent entity, the Chief Executive Officer, the Chief Financial Officer, the President, the Chief Operating Officer, any Vice President, any Assistant Vice President, the Treasurer, any Assistant Treasurer, the Secretary, any Assistant Secretary, the Controller or any other officer designated by the relevant board of directors, or such equivalent entity, serving in a similar capacity.

“Officer’s Certificate” means a certificate delivered to the Trustee and signed on behalf of the Issuer by any one Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer, the controller, the general counsel or the principal accounting officer of the Issuer.

“Opinion of Counsel” means a written opinion from legal counsel that meets the requirements of the indenture. The counsel may be an employee of, or counsel to, the Issuer. Opinions of Counsel required to be delivered under the indenture may have qualifications customary for opinions of the type required in the relevant jurisdiction or related to the items covered by the opinion and counsel delivering such Opinions of Counsel may rely on certificates of the Issuer or governmental authority or other officials customary for opinions of the type required, including certificates certifying as to matters of fact, including that various covenants have been complied with.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity, whether legal or not.

“Rating Agencies” means Moody’s and S&P, or if Moody’s or S&P or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“S&P” means S&P Global Ratings (a division of S&P Global Inc.) or any successor to the rating agency business thereof.

“Stated Maturity” means, with respect to any installment of principal on any series of indebtedness, the date on which the payment of principal was scheduled to be paid in the documentation governing such indebtedness as of the Issue Date (or, if incurred after the Issue Date, as of the date of the initial incurrence thereof) and shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Tax” means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).

“Taxing Authority” means any government or political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

TERMS OF THE EXCHANGE OFFER AND SERIES G ADS CONSENT SOLICITATION

No Recommendation

THE EXCHANGE OF SERIES G ADSs FOR CASH AND/OR 2024 NOTES IN THE EXCHANGE OFFER MAY NOT BE SUITABLE FOR YOU. NEITHER WE, OUR BOARD OF DIRECTORS, THE INFORMATION AGENT, THE EXCHANGE AGENT, THE DEPOSITARY, NOR ANY AFFILIATE OF ANY OF THE FOREGOING OR ANY OTHER PERSON IS MAKING ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR SERIES G ADSs IN THE EXCHANGE OFFER OR WHICH FORM OF CONSIDERATION YOU SHOULD ELECT AS PAYMENT THEREFOR. YOU MUST MAKE YOUR OWN INVESTMENT DECISION REGARDING THE EXCHANGE OFFER BASED UPON YOUR OWN ASSESSMENT OF THE MARKET VALUE OF THE SERIES G ADSs AND THE 2024 NOTES, YOUR LIQUIDITY NEEDS, YOUR INVESTMENT OBJECTIVES AND ANY OTHER FACTORS YOU DEEM RELEVANT. BEFORE YOU MAKE YOUR DECISION, WE URGE YOU TO CAREFULLY READ THIS PROSPECTUS IN ITS ENTIRETY, INCLUDING THE INFORMATION SET FORTH UNDER “RISK FACTORS” AND THE INFORMATION INCLUDED IN THE ANNEXES TO THIS PROSPECTUS. WE ALSO URGE YOU TO CONSULT YOUR OWN FINANCIAL AND TAX ADVISORS IN MAKING YOUR OWN DECISIONS ON WHAT ACTION, IF ANY, TO TAKE IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES.

Terms of the Exchange Offer

We are offering to acquire Series G ADSs for (i) $1.00 in cash, which will not be subject to the cash cap, plus (ii) either (a) $7.75 and/or (b) $8.78 principal amount of 9.75% Senior Notes due 2024, per Series G ADS. You may elect to tender any portion of your Series G ADSs for cash and any portion of your Series G ADSs for 2024 Notes, subject to the cash cap and related consideration proration procedures described below under the heading “Tender Acceptance Proration Procedures.”

If all conditions to the Exchange Offer are satisfied or waived, we will acquire 66 2/3% of the outstanding Series G ADSs from tendering holders, subject to the tender acceptance proration procedures described below in the circumstance where more than 66 2/3% of outstanding Series G ADSs are validly tendered and not properly withdrawn.

Fractional interest in the 2024 Notes will not be issued in exchange for Series G ADSs. Instead, any holder who would otherwise receive a fractional interest in the 2024 Notes will have its distribution of 2024 Notes rounded down to the nearest $25.00 denomination. You will receive cash in lieu of any entitlement to a fraction of a 2024 Note.

For a detailed description of the 2024 Notes, see “Description of Notes.”

You may validly withdraw Series G ADSs that you tender at any time prior to the Expiration Date, which is 11:59 p.m., New York City Time, on March 29, 2019, unless we extend it. Any Series G ADSs not accepted will be credited back to the appropriate account promptly following the expiration or termination of the Exchange Offer. In addition, after the expiration of the Exchange Offer, you may withdraw any Series G ADSs that you tendered that are not accepted by us for exchange after the expiration of 40 business days following commencement of the Exchange Offer.

Our obligation to accept existing Series G ADSs that are tendered is subject to the conditions described below under “Conditions of the Exchange Offer.”

Terms of the Series G ADS Consent Solicitation

Concurrently with the Exchange Offer, we are also soliciting consents from holders of 66 2/3% of the Series G ADSs to amend and restate the certificate of designation under which the Series G Preferred Shares were issued to eliminate substantially all of the restrictive covenants and our obligation to pay or accrue any unpaid dividends from any past periods or future periods and to amend certain voting rights. The tender by a holder of Series G ADSs that are accepted for exchange pursuant to this Exchange Offer will constitute the granting of consent by such holder to the proposed amended and restated Series G Preferred Shares certificate of designation with respect to the number of Series G Preferred Shares represented by the Series G ADSs. If 66 2/3% of the Series G ADSs consent to the Series G Proposed Amendments, such consent will be provided as an instruction to The Bank of New York Mellon, the Depositary, as the only “holder” of Series G Preferred Shares, to consent in favor of the Series G Proposed Amendments with respect to the Series G Preferred Shares underlying the tendered Series G ADSs. However, the Series G Proposed Amendments will not become effective until the Exchange Offer is completed and the amended and restated certificate of designation relating to the Series G Preferred Shares is approved by the holders of the majority of our outstanding Common Stock in a future vote.

The Series G Proposed Amendments, if adopted, will eliminate substantially all of the restrictive covenants and our obligation to pay or accrue any unpaid dividends for any past periods or future periods and to amend certain voting rights of the Series G Preferred Shares, including:

•	eliminating the requirement that future unpaid dividends accrue for payment in the future;

•

eliminating all previously accrued and unpaid dividends on the Series G Preferred Shares and any obligation of Navios Holdings to pay such accrued and unpaid dividends at any time in the future, including on liquidation;

•

amending the restriction on paying dividends on junior securities from being in effect so long as cumulative dividends on the Series G Preferred Stock are in arrears to only being in effect in any quarter in which a dividend on the Series G Preferred Shares has not been declared or paid in respect of such quarter;

•

eliminating the increase of the dividend rate on the Series G Preferred Shares in the event Navios Holdings Articles of Incorporation are not amended to permit the holders of the Series G Preferred Shares to elect a director if and when six or more quarterly dividends are in arrears;

•

eliminating the requirement that, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding series of Series G Preferred Shares, voting as a class together with holders of any other parity securities, if the cumulative dividends payable on outstanding Series G Preferred Shares are in arrears, Navios Holdings shall not issue any parity securities; and

•

eliminating the requirement that, in the event that full cumulative dividends on the Series G Preferred Shares and any parity securities shall not have been declared or paid and set apart for payment, none of Navios Holdings or any Affiliate of Navios Holdings may repurchase, redeem or otherwise acquire any series of Series G Preferred Shares or parity securities or any junior securities, including Common Stock.

Even if the Series G Proposed Amendments are adopted, we will remain subject to the analogous restrictions in the Series H Preferred Shares certificate of designation that were contained in the Series G Preferred Shares certificate of designation prior to the adoption of the Series G Proposed Amendments.

Approval of the majority of our outstanding Common Stock, and at least 66 2/3% of the outstanding Series G Preferred Shares must be received in order to amend and restate the Series G Preferred Shares certificate of designation to reflect the Series G Proposed Amendments. If the requisite approval is received with respect to the Series G Preferred Shares, and if we receive the approval of the holders of the majority of our outstanding Common Stock, we will be able to amend and restate the Series G Preferred Shares certificate of designation to give effect to the Series G Proposed Amendments without the approval of any other holder of Series G ADSs. Each non-exchanging holder of Series G ADSs, including holders of Series G ADSs who tendered their Series G ADSs but had some of such Series G ADSs returned as a result of the Tender Acceptance Proration Procedures described below, will be bound by the amended and restated certificate of designation giving effect to the Series G Proposed Amendments even if such holder did not give its consent. If the Exchange Offer is terminated or withdrawn, the Series G Proposed Amendments will not become effective and all consents received as a result of this Exchange Offer will be deemed revoked. For more complete information regarding the restrictive covenants, dividend rights and voting rights affected, we urge you to review the existing certificate of designation for the Series G Preferred Shares and the proposed amended and restated certificate of designation for the Series G Preferred Shares. See “Where You Can Find More Information” and see “Annex C-1—Form of Amended and Restated Series G Preferred Shares Certificate of Designation.”

Georgeson LLC is acting as Information Agent and The Bank of New York Mellon is acting as Exchange Agent in connection with the Exchange Offer. The Information Agent may contact holders of Series G ADSs by mail, telephone, facsimile and/or other customary means and may request brokers and other securities intermediaries to forward materials relating to the Exchange Offer to beneficial owners. The Information Agent and the Exchange Agent will each receive reasonable and customary compensation for their respective services and will be reimbursed by us for reasonable out-of-pocket expenses. The Information Agent and the Exchange Agent will be indemnified against certain liabilities in connection with the Exchange Offer, including certain liabilities under the federal securities laws.

In addition, we will request that brokers and other securities intermediaries forward copies of this prospectus to the beneficial owners of Series G ADSs, and will provide reimbursement for the cost of forwarding such material. In addition, we may pay certain fees or commissions to brokers, other securities intermediaries or other persons (other than as described above) for soliciting tenders and related consents of Series G ADSs.

You should rely only on the information contained in this prospectus. Except as described above, we have no arrangements for and have no understanding with any dealer, salesman or other person regarding the solicitation of tenders and related consents hereunder. None of us, the Depositary, the Exchange Agent or the Information Agent has authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Navios Holdings or its subsidiaries since the respective dates as of which information is given in this prospectus. We are offering to acquire and seeking tenders of the Series G ADSs and are seeking the consent of the Series G ADSs only in U.S. jurisdictions where the offers or tenders and related consent are permitted pursuant to the laws of such jurisdiction.

Any fees due to the Depositary for cancellation of the tendered Series G ADSs will be paid by Navios Holdings. Holders who tender their Series G ADSs through a broker or other securities intermediary may be charged a fee by their broker or other securities intermediary for doing so. Such holders should consult their broker or other securities intermediary to determine whether any charges will apply.

The Expiration Date is 11:59 p.m., New York City Time, on March 29, 2019, unless we extend the period of time for which the Exchange Offer with respect to Series G ADSs is open, in which case the Expiration Date would be the latest time and date on which the Exchange Offer with respect to such series of Series G ADSs, as so extended, expires.

DTC and its direct and indirect participants will establish their own cutoff dates and times to receive instructions to tender in this Exchange Offer, which will be earlier than the Expiration Date. You should contact your broker or other securities intermediary to determine the cutoff date and time applicable to you.

If the Exchange Offer expires or terminates without any Series G ADSs being accepted by us following the expiration or termination of the Exchange Offer, you will continue to hold your Series G ADSs, and your Series G ADSs will not be subject to the Series G Proposed Amendments.

Conditions of the Exchange Offer and Series G ADS Consent Solicitation

The Exchange Offer and Series G ADS Consent Solicitation are subject to, and conditional upon, the satisfaction or, where permitted, the waiver of, the following conditions:

1.	The SEC having declared the registration statement of which this prospectus forms a part effective;

2.	no litigation arises regarding the Exchange Offer and Series G ADS Consent Solicitation:

•	that challenges or seeks to make illegal, materially delay, restrain or prohibit the Exchange Offer or our acceptance of tendered Series G ADSs and is likely to be successful; or

•	which could have a material adverse effect on us;

3.	no governmental authority issues an order or takes any action restraining, enjoining or prohibiting or materially delaying or preventing the consummation of the Exchange Offer;

4.	the consummation of the Exchange Offer does not violate any law, rule or regulation applicable to us, including the distribution limitations under the Republic of the Marshall Islands law;

5.

no law, rule, regulation or governmental order becomes applicable to us or the transactions contemplated by the Exchange Offer that could result, directly or indirectly, in the consequences described under condition 2 above; or

6.

no situation arises that could render the delivery of the 2024 Notes in exchange for Series G ADSs or the adoption of the Series G Proposed Amendments impermissible under the Republic of the Marshall Islands law.

We will, in our reasonable judgment, determine whether each condition to the Exchange Offer has been satisfied or may be waived and whether any such condition(s) should be waived. We may, at our option and sole discretion, waive any such condition, except the condition that the registration statement of which this prospectus forms a part has been declared effective by the SEC. If any condition to the Exchange Offer is unsatisfied on the Expiration Date and we do not or cannot waive such condition, the Exchange Offer will expire and we will not accept the Series G ADSs that have been validly tendered. In addition, we reserve the right, in our sole discretion, but subject to applicable law, to terminate the Exchange Offer at any time prior to the Expiration Date.

See “The Exchange Offer—Conditions of the Exchange Offer” and “The Exchange Offer—Extension, Termination and Amendment.”

Tender Acceptance Proration Procedures

Upon the terms and subject to the conditions of the Exchange Offer, we will accept for tender 946,100 (representing approximately 66 2/3%) of the outstanding Series G ADSs. The tender acceptance proration procedures described below will apply if either the Series G ADSs are tendered in excess the number of Series G ADSs sought in the Exchange Offer.

As of March 15, 2019, there were 1,419,055 Series G ADSs outstanding. Accordingly, the proration threshold is 946,100 Series G ADSs, validly tendered and not properly withdrawn (the “Series G ADS Proration Threshold”).

Where more than 946,100 (representing approximately 66 2/3%) of the outstanding Series G ADSs are tendered for exchange, the Series G ADSs will be accepted for tender from holders who validly tendered and did not properly withdraw their Series G ADSs on a pro rata basis based on the following calculation (the “Series G Prorated Amount”): (A) (i) the Series G ADS Proration Threshold divided by (ii) the cumulative number of Series G ADSs actually tendered by holders of the Series G ADSs multiplied by (B) the number of Series G

ADSs actually tendered by the relevant holder of the Series G ADSs. However, in applying the proration procedure to the individual tenders made by holders of the Series G ADSs, including DTC participants, the Exchange Agent may make adjustments approved by Navios Holdings, up or down, so that no fraction of an ADS is purchased from any holder of Series G ADSs, including any DTC participant.

We will tender for the Series G Prorated Amount from each holder who validly tendered and did not properly withdraw their Series G ADSs, as applicable, if we effect a proration of the Exchange Offer with respect to the Series G ADSs. Any remaining tendered Series G ADSs that have not been accepted for exchange as a result of proration will be returned to tendering holders promptly after the consummation of the Exchange Offer. Any such returned Series G ADSs will be subject to the Series G Proposed Amendments, if adopted.

Consideration Elections and Consideration Proration

When you tender Series G ADSs, you are entitled to $1.00 of cash consideration for every Series G ADS validly tendered and not properly withdrawn, plus, you may request either:

(i) $7.75 in cash for every Series G ADS validly tendered and not validly withdrawn (a “Cash Election”) and/or

(ii) $8.78 principal amount of 2024 Notes for every Series G ADS validly tendered and not validly withdrawn (a “2024 Notes Election”).

If the Exchange Offer is completed with respect to the Series G ADSs, the consideration to be received for the Series G ADSs shall be at the holder’s election, subject to the next sentence. Excluding the Additional Series G ADS Cash Consideration, no more than 50% of the number of Series G ADSs validly tendered and accepted will receive cash consideration. If more than 50% of the Series G ADSs is validly tendered and accepted for exchange, after giving effect to the proration described in “—Tender Acceptance Proration Procedures,” have made a Cash Election, they will be subject to consideration proration and all such Series G ADSs in excess of the cash cap will be deemed to have been tendered for, and will automatically receive, 2024 Notes. Series G ADSs tendered in excess of this limitation will be deemed to have made a cash election instead.

Fractional 2024 Notes

Fractional interest in the 2024 Notes will not be issued in exchange for Series G ADSs. Instead, any holder who would otherwise receive a fractional interest in the 2024 Notes will have its distribution of 2024 Notes rounded down to the nearest $25.00 denomination. You will receive cash in lieu of any entitlement to a fraction of a 2024 Note equal to the principal amount of that fraction.

Extension, Termination and Amendment

We expressly reserve the right, at any time and from time to time, to extend the period of time during which the Exchange Offer and/or Series G ADS Consent Solicitation, as applicable, with respect to the Series G ADSs is open, in our sole discretion. We will extend the Expiration Date if required by applicable law or regulation or for any reason we deem appropriate. During any such extension, all Series G ADSs previously tendered and not properly withdrawn will remain subject to the Exchange Offer and subject to your right to withdraw your Series G ADSs in accordance with the terms of the Exchange Offer.

Subject to the SEC’s applicable rules and regulations, we reserve the right, at any time or from time to time, to:

•	amend or make changes to the terms of the Exchange Offer and Series G ADS Consent Solicitation, including the conditions to the Exchange Offer and Series G ADS Consent Solicitation;

•

delay our acceptance or our acquisition of any Series G ADSs pursuant to the Exchange Offer or terminate the Exchange Offer and not accept or acquire any Series G ADSs not previously accepted or acquired, upon the determination that any of the conditions of the Exchange Offer have not been satisfied, as determined by us; and

•	waive any condition.

We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. If we amend the Exchange Offer and/or Series G ADS Consent Solicitation in a manner we determine to constitute a material change, we will promptly disclose the amendment as required by law and, depending on the significance of the amendment and the manner of disclosure to the registered holders, we will extend the Exchange Offer and/or Series G ADS Consent Solicitation, as applicable, as required by law if the Exchange Offer and/or Series G ADS Consent Solicitation would otherwise expire during that period.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension termination or amendment of the Exchange Offer and/or Series G ADS Consent Solicitation, as applicable, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to an appropriate news agency.

If we make a material change in the terms of the Exchange Offer and/or Series G ADS Consent Solicitation or the information concerning the Exchange Offer and/or Series G ADS Consent Solicitation, or if we waive a material condition of the Exchange Offer and/or Series G ADS Consent Solicitation, we will extend the Exchange Offer and/or Series G ADS Consent Solicitation to the extent required under the Exchange Act. If, prior to the Expiration Date, we increase or decrease the percentage of Series G ADSs being sought or increase or decrease the consideration, or change the type of consideration, offered to holders of Series G ADSs, such modification will be applicable to all holders of Series G ADSs whose Series G ADSs are accepted pursuant to the Exchange Offer and Series G ADS Consent Solicitation and, if, at the time notice of any such modification is first published, sent or given to holders of Series G ADSs, the Exchange Offer and/or Series G ADS Consent Solicitation, is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Exchange Offer and Series G ADS Consent Solicitation will be extended until the expiration of such ten business day period. For purposes of the Exchange Offer and Series G ADS Consent Solicitation, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 11:59 p.m., New York City Time.

We reserve the right, in our sole discretion, but subject to applicable law, to terminate the Exchange Offer and/or Series G ADS Consent Solicitation at any time prior to the Expiration Date.

Series G Proposed Amended and Restated Certificate of Designation Sought in the Series G ADS Consent Solicitation

The Series G Proposed Amendments are provided in the form of Series G Preferred Shares amended and restated certificate of designation, a copy of which is attached as Annex C-1. Upon our receipt of consents representing 66 2/3% of the outstanding Series G Preferred Shares, and after a subsequent vote of the holders of the majority of our outstanding Common Stock, the Series G Preferred Shares amended and restated certificate of designation will become operative and effective. The Series G Preferred Shares amended and restated certificate of designation, if adopted, will be binding on all the holders of Series G Preferred Shares who do not tender their Series G ADSs in the Exchange Offer or who tenders all or a portion of their Series G ADSs but some or all of such Series G ADSs were returned as a result of the tender acceptance proration procedures described above. The Series G Proposed Amendments if adopted and operative, will eliminate substantially all of the restrictive covenants and our obligation to pay or accrue any unpaid dividends for any past periods or future periods and amend certain voting rights in the Series G Preferred Shares certificate of designation. For more complete information regarding the certificate of designation, you should consult our existing Series G Preferred Shares certificate of designation, and the form of Series G Preferred Shares amended and restated certificate of designation, a copy of which is attached as Annex C-1.

The Series G Proposed Amendments would:

•	eliminate the requirement that future unpaid dividends accrue for payment in the future;

•

eliminate all previously accrued and unpaid dividends on the Series G Preferred Shares and any obligation of Navios Holdings to pay such accrued and unpaid dividends at any time in the future, including on liquidation;

•

amend the restriction on paying dividends on junior securities from being in effect so long as cumulative dividends on the Series G Preferred Stock are in arrears to only being in effect in any quarter in which a dividend on the Series G Preferred Shares has not been declared or paid in respect of such quarter;

•

eliminate the increase of the dividend rate on the Series G Preferred Shares in the event Navios Holdings Articles of Incorporation are not amended to permit the holders of the Series G Preferred Shares to elect a director if and when six or more quarterly dividends are in arrears;

•

eliminate the requirement that, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding series of Series G Preferred Shares, voting as a class together with holders of any other parity securities, if the cumulative dividends payable on the outstanding Series G Preferred Shares are in arrears; and

•

eliminate the requirement that, in the event that full cumulative dividends on the Series G Preferred Shares and any parity securities shall not have been declared or paid and set apart for payment, none of Navios Holdings or any Affiliate of Navios Holdings may repurchase, redeem or otherwise acquire any series of Series G Preferred Shares or parity securities or any junior securities, including Common Stock.

Even if the Series G Proposed Amendments are adopted, we will remain subject to the analogous restrictions in the Series H Preferred Shares certificate of designation that were contained in the Series G Preferred Shares certificate of designation prior to the adoption of the Series G Proposed Amendments.

The definitions relating solely to the eliminated covenants will also be eliminated. Some other sections of the Series G Preferred Shares certificate of designation may be amended to reflect the elimination or amendments of the foregoing provisions.

The Series G Proposed Amendments require the consent of holders of 66 2/3% of the outstanding Series G Preferred Shares as well as the affirmative vote of the holders of the majority of our outstanding Common Stock.

If the Series G Proposed Amendments become effective with regards to the Series G Preferred Shares:

•

we will, as soon as practicable, transmit a notice describing the amended and restated certificate of designation to all registered holders of our Series G Preferred Shares that remain outstanding; and

•

non-tendering holders, including holders of Series G ADSs who tendered their Series G ADSs but had some of such Series G ADSs returned as a result of the proration procedures described below, will hold their Series G Preferred Shares under the Series G Preferred Shares certificate of designation, as amended and restated, whether or not that holder consented to the Series G Proposed Amendments.

The tender by a holder of Series G ADSs that are accepted for exchange pursuant to this Exchange Offer will constitute the granting of consent by such holder of Series G ADSs to the Series G Proposed Amendments with respect to the number of Series G Preferred Shares those Series G ADSs represent. If 66 2/3% of the Series G ADSs consent to the Series G Proposed Amendments, such consent will be provided as an instruction to The Bank of New York Mellon, the Depositary, as the only “holder” of Series G Preferred Shares, to consent in favor of the Series G Proposed Amendments with respect to the Series G Preferred Shares underlying the tendered Series G ADSs. We are not soliciting and will not accept consents from holders who are not tendering their Series G ADSs pursuant to the Exchange Offer.

The Series G Proposed Amendments constitute a single proposal with respect to the certificate of designation for the Series G Preferred Shares, and a tendering and consenting holder must consent to the Series G Proposed Amendments in their entirety and may not consent selectively with respect to certain of the Series G Proposed Amendments.

The elimination and modification effected by the Series G Preferred Shares amended and restated certificate of designation for the Series G Preferred Share of the covenants and other provisions set forth in the Series G Proposed Amendments will not become operative unless and until the Series G ADSs are accepted for exchange by us and, the Series G Preferred Shares amended and restated certificate of designation is approved by the holders of the majority of our outstanding Common Stock.

If the Series G Preferred Shares proposed amended and restated certificate of designation becomes effective, it will apply to all of the Series G Preferred Shares and each holder of Series G Preferred Shares that are not properly tendered and accepted for payment hereunder, including holders of Series G ADSs who tendered their Series G ADSs but had some of such Series G ADSs returned as a result of the proration procedures described above, will be bound by the Series G Proposed Amendments regardless of whether the holder consented to the Series G Proposed Amendments. The Series G Preferred Shares underlying Series G ADSs that are not tendered and accepted for payment pursuant to the Exchange Offer will remain obligations of Navios Holdings.

Tender of Series G ADSs; Acceptance of Series G ADSs

Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment), we will acquire, promptly after the Expiration Date, by accepting, Series G ADSs validly tendered and not properly withdrawn promptly after the Expiration Date. The settlement date is expected to be as soon as practicable after Expiration Date. In addition, subject to the applicable rules of the SEC, we expressly reserve the right to delay acceptance of, or the acquisition of, any Series G ADSs in order to comply with any applicable law. The reservation of this right to delay the acceptance or acquisition of, or payment for, the Series G ADSs is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return the Series G ADSs deposited by, or on behalf of, holders, promptly after the termination or withdrawal of the Exchange Offer.

For purposes of the Exchange Offer, we will be deemed to have accepted (and thereby acquired) Series G ADSs validly tendered, not properly withdrawn, and subject to proration if necessary, if and when we notify the Exchange Agent of our acceptance of the tenders of Series G ADSs pursuant to the Exchange Offer. Upon the terms and subject to the conditions of the Exchange Offer, (i) with respect to the cash consideration, we will pay cash by wire transfer to the Exchange Agent, which will then be paid to holders entitled to receive cash and (ii) with respect to 2024 Notes consideration, we will deliver the 2024 Notes to the Exchange Agent, which will act as agent for tendering holders entitled to receive 2024 Notes consideration for the purpose of receiving the 2024 Notes consideration from us and transmitting the 2024 Notes through a book-entry transfer or otherwise to such tendering holders receiving 2024 Notes consideration. 2024 Notes delivered to tendering holders of Series G ADSs that hold through securities accounts with direct or indirect participants in DTC will be registered in the name of DTC’s nominee and security entitlements will be allocated by DTC and DTC participants to those holders’ securities accounts.

Under no circumstances will we pay interest on the consideration payable for Series G ADSs, regardless of any delay in making such delivery or extension of the Expiration Date.

If, prior to the Expiration Date, we increase the consideration to be paid for each Series G ADS tendered pursuant to this Exchange Offer, we will pay or deliver such increased consideration for all such Series G ADSs acquired pursuant to the Exchange Offer, whether or not such Series G ADSs were tendered prior to such increase in consideration.

If certain events occur, we may not be obligated to acquire Series G ADSs pursuant to the Exchange Offer. See “Summary—Conditions of the Exchange Offer.”

In all cases, delivery to a tendering holder of the consideration for Series G ADSs accepted pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of the confirmation of a book-entry transfer of the Series G ADSs or Series H ADSs into the designated account at DTC (the book-entry transfer facility) (a “Book-Entry Confirmation”) pursuant to the procedures set forth in “The Exchange Offer—Procedure for Tendering.”

If we do not accept any tendered Series G ADSs pursuant to the terms and conditions of the Exchange Offer for any reason, those Series G ADSs will be credited back to the appropriate account promptly following expiration or termination of the Exchange Offer.

All Series G ADSs that are validly tendered and accepted by us in the Exchange Offer will, upon our instruction, be surrendered by the Exchange Agent to the Depositary for cancellation, and the Preferred Shares underlying those Series G ADSs will be delivered by the Depositary’s custodian to us for cancellation.

Procedure for Tendering

In order for a holder that holds Series G ADSs in a securities account with a broker or other securities intermediary to validly tender Series G ADSs pursuant to the Exchange Offer, the Series G ADSs must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary prior to the Expiration Date. The Depositary will designate accounts with respect to the Series G ADSs at DTC, the book-entry transfer facility, for purposes of the Exchange Offer within two business days after the date of this prospectus. The holder should instruct its broker or other securities intermediary to make the appropriate election on its behalf when they tender Series G ADSs through DTC. The holder may change its election by transmitting, or instructing its broker, dealer or other nominee to transmit, revised election information through DTC. Any securities intermediary that is a participant in the system of DTC may make a book-entry delivery of Series G ADSs by causing DTC to transfer those Series G ADSs into a designated account at DTC in accordance with DTC’s procedures for transfer. The securities intermediary must also send the Exchange Agent an Agent’s Message, which is a message transmitted to the Exchange Agent by the tendering DTC participant confirming that the participant has received a copy of the Offer to Exchange and that Navios Holdings may enforce the terms of the Exchange Offer against the participant.

Holders of Series G ADSs who are unable to deliver confirmation of the book-entry tender of their Series G ADSs into the Exchange Agent’s account at DTC on or prior to the Expiration Date must tender their Series G ADSs according to the guaranteed delivery procedures described below.

Fees. If you tender your Series G ADSs, you will not be obligated to pay any charges or expenses of the Depositary or any brokerage commissions. If you own your Series G ADSs through a broker or other securities intermediary, and your broker or other securities intermediary tenders the Series G ADSs on your behalf, such institution may charge you a fee for doing so. You should consult your broker or other securities intermediary to determine whether any charges will apply.

Transfer Taxes. We will pay any transfer taxes imposed by the United States or the Republic of the Marshall Islands or any jurisdiction therein with respect to the exchange of Series G ADSs pursuant to the Exchange Offer (for the avoidance of doubt, transfer taxes do not include income or back-up withholding taxes). If a transfer tax is imposed for any reason other than the exchange of Series G ADSs pursuant to the Exchange Offer, or by any jurisdiction outside the United States or the Republic of the Marshall Islands, then the amount of such transfer tax (whether imposed on the registered holder or any other person) will be payable by the tendering holders.

Guaranteed Delivery Procedures

Holders wishing to tender their Series G ADSs but whose Series G ADSs are not immediately available or who cannot deliver such Series G ADSs or any other available required documents to the Exchange Agent or comply with the applicable procedures under DTC’s ATOP system prior to the Expiration Date may tender if:

•	the tender is made through an eligible institution;

•

prior to the Expiration Date, the Exchange Agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by mail, overnight courier or pdf email guaranteeing that, within two NYSE trading days, a book-entry confirmation, and any other required documents will be deposited by the eligible institution with the Exchange Agent and the Exchange Agent receives a book-entry confirmation and all other documents required within two New York Stock Exchange trading days after the date of the notice of guaranteed delivery.

Upon request to the Exchange Agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Series G ADSs according to the guaranteed delivery procedures set forth above.

Effects of Tenders

By tendering your Series G ADSs as set forth above, you irrevocably appoint the Exchange Agent and Navios Holdings and their designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your Series G ADSs tendered and accepted by us, including to (i) transfer the tendered Series G ADSs to, or to the order of, Navios Holdings, (ii) surrender the tendered Series G ADSs and instruct the Depositary to deliver the underlying Series G Preferred Shares to, or to the order of, Navios Holdings and (iii) with respect to tendered Series G ADSs, instruct the Depositary to consent in favor of the Series G Proposed Amendments with respect to the Series G Preferred Shares underlying the tendered Series G ADSs. Such appointment will be automatically revoked with respect to any Series G ADSs that you have tendered but that are not accepted for exchange. All such powers and proxies shall be considered coupled with an interest in the tendered Series G ADSs and therefore shall not be revocable; provided that the Series G ADSs tendered pursuant to the Exchange Offer may be withdrawn at any time on or prior to the Expiration Date, as it may be extended by us, and unless theretofore accepted and not returned as provided for herein, may also be withdrawn after the expiration of 40 business days following the commencement of the Exchange Offer, subject to the withdrawal rights and procedures set forth below. Upon the effectiveness of such appointment, all prior proxies or consents given by you will be revoked, and no subsequent proxies or consents may be given (and, if given, will not be deemed effective) unless the tendered Series G ADSs are validly withdrawn.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Series G ADSs in the Exchange Offer, and our determination shall be final and binding, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. We reserve the right to reject any and all tenders of Series G ADSs in the Exchange Offer determined by us not to be in proper form or the acceptance or acquisition of which may, in our opinion, be unlawful. No alternative, conditional or contingent tenders will be accepted and no fractional Series G ADSs will be purchased.

Subject to the applicable rules and regulations of the SEC, we also reserve the right to waive, prior to the Expiration Date, in our sole discretion, any of the conditions to the Exchange Offer, including the absolute right to waive any defect or irregularity in the tender of any Series G ADSs in the Exchange Offer. No tender of Series G ADSs in the Exchange Offer will be deemed to have been made until all defects and irregularities in the tender of such Series G ADSs in the Exchange Offer have been cured or waived. Neither we, the Exchange Agent, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Series G ADSs in the Exchange Offer or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Exchange Offer will be final and binding, subject to a challenge to our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary.

Rule 14e-4 “Net Long Position” Requirement

It is a violation of Rule 14e-4 (promulgated under the Exchange Act) for a person, directly or indirectly, to tender securities in a partial tender offer for their own account unless the person so tendering their securities (a) has a net long position equal to or greater than the aggregate principal amount of the securities being tendered and (b) will cause such securities to be delivered in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of Series G ADSs in the Exchange Offer under any of the procedures described above will constitute the tendering holder’s representation and warranty that (a) such holder has a net long position in the Series G ADSs being tendered pursuant to the Exchange Offer within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Series G ADSs complies with Rule 14e-4.

The tender of Series G ADSs, pursuant to any of the procedures described above, will constitute a binding agreement between you and us upon the terms and subject to the conditions of the Exchange Offer.

Withdrawal of Tenders and Revocation of Corresponding Series G Consents

You may validly withdraw Series G ADSs that you tender at any time prior to the Expiration Date, which is 11:59 p.m., New York City Time, on March 29, 2019, unless we extend it. Any Series G ADSs not accepted will be credited back to the appropriate account promptly following the expiration or termination of the Exchange Offer. In addition, after the expiration of the Exchange Offer, you may withdraw any Series G ADSs that you tendered that are not accepted by us for exchange after the expiration of 40 business days following commencement of the Exchange Offer.

For a withdrawal to be effective, a withdrawal of Series G ADSs must comply with the appropriate DTC procedures prior to the Expiration Date or, if your Series G ADSs are not previously accepted for exchange by us, after the expiration of 40 business days following the commencement of the Exchange Offer.

If we extend the Exchange Offer, are delayed in our acceptance of the Series G ADSs or are unable to accept Series G ADSs pursuant to the Exchange Offer for any reason, then, without prejudice to our rights under the Exchange Offer, the Exchange Agent may retain tendered Series G ADSs, and those Series G ADSs may not be withdrawn except as otherwise provided in this prospectus, subject to provisions under the Exchange Act that provide that an issuer making a tender offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the Exchange Offer.

Any effective withdrawal with respect to the Series G ADSs will be deemed to be a revocation of the corresponding consent to the Series G Proposed Amendments.

All questions as to the validity, form and eligibility, including time or receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. Any Series G ADSs withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no consideration will be given, unless the Series G ADSs so withdrawn are validly re-tendered and not properly withdrawn. Properly withdrawn Series G ADSs may be re-tendered by following the procedures described above under “Terms of the Exchange Offer And Series G ADS Consent Solicitation—Procedure for Tendering” at any time prior to the Expiration Date.

None of us, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any Series G ADSs properly withdrawn will be deemed to not have been validly tendered for purposes of the Exchange Offer.

Source and Amount of Funds

The Exchange Offer is not conditioned upon our receipt of financing. We intend to fund all cash payments to the holders of Series G ADSs pursuant to the Exchange Offer, including any payments for fractional shares of 2024 Notes, with cash on hand.

Liquidity; Listing

The Series G ADSs are currently listed and traded on the NYSE.

Following the completion of the Exchange Offer, the number of Series G ADSs that are publicly traded may be reduced. Therefore, holders who choose not to tender their Series G ADSs will own a greater percentage interest in our outstanding Series G ADSs. This may reduce the volume of trading and make it more difficult to buy or sell significant amounts of Series G ADSs without affecting the market price. See “Risk Factors—Risks Associated with the Exchange Offer—Series G ADSs that you continue to hold after the Exchange Offer are expected to become less liquid following the Exchange Offer.”

We do not intend to list the 2024 Notes on the NYSE or any national or regional securities exchange. Therefore, it is unlikely that a trading market for the 2024 Notes will exist upon consummation of the Exchange Offer. See “Risk Factors—Risks Relating to the Exchange Offer and the 2024 Notes.” There is currently no market for the 2024 Notes and we cannot assure you that an active trading market will develop for the 2024 Notes. In addition, because the 2024 Notes issued in the Exchange Offer may not be fungible with the 2024 Notes issued in the Series H ADS Exchange Offer as a result of having different issue dates, the 2024 Notes issued as consideration to holders of the Series G ADSs and Series H ADSs will trade under separate CUSIP numbers and, therefore, the trading market for the 2024 Notes issued to the Series G ADS holders may be further limited. While we may determine subsequent to the settlement of the Exchange Offer that the 2024 Notes issued as consideration for each of the Series G ADSs and Series H ADSs are fungible, we cannot guarantee that the 2024 Notes issued in the two exchange offers will ever trade under the same CUSIP number. See “Risk Factors—Risks Relating to the Exchange Offer and the 2024 Notes—There is currently no market for the 2024 Notes and we cannot assure you that an active trading market will develop for the 2024 Notes.”

Appraisal Rights

Under Republic of the Marshall Islands law, holders of Series G Preferred Shares that do not consent to the Series G Preferred Shares amended and restated certificate of designation have a right to dissent from the Series G Proposed Amendments and receive payment for their Series G Preferred Shares equal to the “fair value” of such shares, as determined by the High Court of the Republic of the Marshall Islands. However, the Depositary will not exercise those appraisal rights on behalf of a holder of Series G ADSs, even if requested to do so. In order for holders of Series G ADSs to exercise their appraisal rights, they would have to surrender their Series G ADSs as soon as possible with ample time to become a registered holder of Series G Preferred Shares not later than March 29, 2019. A shareholder that elects to become a registered holder of Series G Preferred Shares and exercise dissenters’ rights must comply with all provisions of Section 101 of the BCA in order to perfect such rights. Such provisions, which include but are not limited to (i) making an objection to the Series G Proposed Amendments prior to their adoption and (ii) providing a notice of an election to dissent within 20 days after the Corporation provides notice of the adoption of the Series G Preferred Shares amended and restated certificate of designation, are detailed and complicated, and failure to follow precisely any of the statutory procedures set forth in Section 101 of the BCA will result in a termination or waiver of appraisal rights. In view of the complexity of Section 101 of the BCA, holders who may wish to pursue appraisal rights should consult their legal advisors as soon as possible. In addition, relevant sections of the BCA can be made available at the request of a dissenting holder. See “Where You Can Find Additional Information.”

Certain Legal and Regulatory Matters

Except as set forth in this prospectus, we are not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of Series G Preferred Shares underlying Series G ADSs. We intend to make all required filings under the Exchange Act.

Subsequent Repurchases of Series G ADSs

Whether or not the Exchange Offer is consummated, subject to applicable contractual restrictions, the terms of our Articles of Incorporation and applicable law, we or our affiliates may from time to time acquire Series G ADSs, other than pursuant to this Exchange Offer, through open market purchases, privately negotiated transactions, exchange offers, exercise of optional redemption rights, offers to purchase, upon such terms and at such prices as we may determine, which may be more or less than the amount to be paid pursuant to the Exchange Offer and could be paid in cash or other consideration not provided for in this Exchange Offer. So long as we remain in arrears, any subsequent acquisition of Series G ADSs cannot be executed other than on a pro rata basis. However, we have no current plan or commitment to acquire Series G ADSs, other than pursuant to this Exchange Offer. Until the expiration of at least ten business days after the date of termination of the Exchange Offer, neither we nor any of our affiliates will make any purchases of Series G ADSs otherwise than pursuant to the Exchange Offer. If required by Rule 13e-3 under the Exchange Act, any subsequent repurchases will be made in accordance with Rule 13e-3 and any other applicable provisions of the Exchange Act.

Exchange Agent

We have retained The Bank of New York Mellon as the Exchange Agent. We will pay the Exchange Agent reasonable and customary compensation for its services in connection with the Exchange Offer and reimburse it for its reasonable out-of-pocket expenses. Requests for assistance in connection with the tender of the Series G ADSs pursuant to the Exchange Offer may be directed to the Exchange Agent for the Exchange Offer at the address set forth below:

The Bank of New York Mellon

By Mail: The Bank of New York Mellon Voluntary Corporation Actions—Suite V P.O. Box 43031 Providence, Rhode Island 02940-3031 United States of America	By Hand or Courier: The Bank of New York Mellon Voluntary Corporate Actions—Suite V 250 Royall Street Canton, Massachusetts 02021 United States of America

Information Agent

Georgeson LLC is serving as Information Agent in connection with the Exchange Offer and Series G ADS Consent Solicitation. The Information Agent will assist with the mailing of this prospectus and related materials to holders of Series G ADSs, respond to inquiries of and provide information to holders of Series G ADSs in connection with the Exchange Offer and Series G ADS Consent Solicitation, and provide other similar advisory services as we may request from time to time. Questions regarding the terms of the Exchange Offer and Series G ADS Consent Solicitation, and requests for assistance or for additional copies of this prospectus and any other required documents, may be directed to the Information Agent for the Exchange Offer and Series G ADS Consent Solicitation at the address and telephone numbers set forth below:

Georgeson LLC

Call Toll-Free (888) 566-3252

Contact via E-mail at: Navios@georgeson.com

Soliciting Dealer Fee

With respect to any tender and acceptance of Series G ADSs, we will pay a soliciting dealer, if applicable, a fee of 2.0 % of the original liquidation preference ($25.00) applicable to each Series G ADS tendered (the “Soliciting Dealer Fee”). For example, the Soliciting Dealer Fee would be calculated as (.02 x $25) per Series G ADSs tendered. The Soliciting Dealer Fee will only be paid with respect to Series G ADSs that are accepted for tender by us.

In order to be eligible to receive the Soliciting Dealer Fee, a properly completed soliciting dealer form must be delivered by a soliciting dealer to the Exchange Agent prior to the Expiration Date. We will, in our sole discretion, determine whether a broker has satisfied the criteria for receiving a Soliciting Dealer Fee (including, without limitation, the submission of the appropriate documentation without defects or irregularities and in respect of bona fide tenders). Other than the foregoing, no fees or commissions have been or will be paid by us to any broker, dealer or other person, other than the Information Agent and the Exchange Agent, in connection with the Exchange Offer and Series G ADS Consent Solicitation.

A soliciting dealer is a retail broker designated in the soliciting dealer form and is:

•	a broker or dealer in securities which is a member of any national securities exchange in the United States or of FINRA; or

•	a bank or trust company located in the United States.

Soliciting dealers will include any of the organizations described above even when the activities of such organization in connection with the Exchange Offer and Series G ADS Consent Solicitation consist solely of forwarding to clients materials relating to the Exchange Offer and Series G ADS Consent Solicitation and tendering ADSs as directed by beneficial owners thereof. Each soliciting dealer will confirm that each holder of ADSs that it solicits has received a copy of this prospectus, or concurrently with such solicitation provide the holder with a copy of this prospectus. No soliciting dealer is required to make any recommendation to holders of shares ADSs as to whether to tender or refrain from tendering in the Exchange Offer. No assumption is made, in making payment to any soliciting dealer, that its activities in connection with the Exchange Offer and Series G ADS Consent Solicitation included any activities other than those described in this paragraph. For all purposes noted in materials relating to the Exchange Offer and Series G ADS Consent Solicitation, the term “solicit” shall be deemed to mean no more than “processing ADSs tendered” or “forwarding to customers material regarding the Exchange Offer and Series G ADS Consent Solicitation.”

Soliciting dealers are not entitled to a Soliciting Dealer Fee with respect to ADSs beneficially owned by such soliciting dealer or with respect to any ADSs that are registered in the name of a soliciting dealer unless such ADSs are held by such soliciting dealer as nominee and are tendered for the beneficial owner of such ADSs.

Expenses

We expect to incur reasonable and customary fees and expenses of approximately $1.0 million in connection with the Exchange Offer and Series G ADS Consent Solicitation. We also will pay brokers and other securities intermediaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of Series G ADSs and in handling or forwarding tenders and related consents of Series G ADSs by their customers, and we may also make payments to such brokers and other securities intermediaries for assisting their clients with tenders.

In connection with the Exchange Offer and Series G ADS Consent Solicitation, our officers, directors and employees may solicit tenders and related consents of Series G ADSs by use of the mails, personally or by telephone, facsimile, telegram, electronic communication or other similar methods.

No brokerage commissions will be payable by tendering holders of Series G ADSs to us, the Information Agent or the Depositary. Navios Holdings will pay any fees due to the Depositary for the cancellation of the tendered Series G ADSs. Holders who tender their Series G ADSs through a broker or other securities intermediary should contact such institution as to whether it charges any service fees.

Additional Information

Pursuant to Exchange Act Rule 13e-4, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), which contains additional information with respect to the Exchange Offer. We will file an amendment to the Schedule TO to report any material changes in the terms of the Exchange Offer and to report the final results of the Exchange Offer as required by Exchange Act Rule 13e-4(c)(3) and 13e-4(c)(4), respectively. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, free of charge, by requesting it in writing or by telephone from the appropriate company at the following address:

Information Agent:

Georgeson LLC

Call Toll-Free (888) 566-3252

Contact via E-mail at: Navios@georgeson.com

To ensure timely delivery of the documents in advance of the Expiration Date, please make your request as soon as practicable and, in any event, no later than March 22, 2019, which is five business days prior to the Expiration Date.

COMPARISON OF RIGHTS BETWEEN THE SERIES G PREFERRED SHARES AND THE 2024 NOTES

The following briefly summarizes the material differences between the rights of holders of Series G Preferred Shares and of holders of the 2024 Notes to be issued in the Exchange Offer. This comparison is based on the existing Series G Preferred Shares certificates of designation and does not take any of the Series G Proposed Amendments included in the proposed Series G Preferred Shares’ amended and restated certificate of designation into account. The 2024 Notes issued in the Exchange Offer will be governed by the 2024 Notes Indenture (as defined below). The discussion below is a summary and is qualified in its entirety by reference to our Articles of Incorporation (including the certificates of designation establishing each of the Series G Preferred Shares) and the form of the 2024 Notes Indenture, applicable Republic of the Marshall Islands law and other documents referred to herein and filed as exhibits or incorporated by reference to the registration statement of which this Prospectus forms a part. These documents are also available from the Information Agent upon request. See “Where You Can Find Additional Information.” We urge you to read these documents for a more complete understanding of the differences between the Series G Preferred Shares and the 2024 Notes.

Governing Documents

Series G Preferred Shares: The rights of holders of Series G Preferred Shares are set forth in our Articles of Incorporation (including the certificate of designation establishing the Series G Preferred Shares) and Republic of the Marshall Islands law. These documents have been filed with the SEC and are available on EDGAR.

The 2024 Notes: The rights of holders of the 2024 Notes will be set forth in the indenture, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Dividends/Coupon

Series G Preferred Shares: Holders of the Series G Preferred Shares are entitled to receive preferential annual cash dividends at a rate of 8.75% per annum per $2,500.00 stated liquidation preference per Series G Preferred Share (equivalent to $25.00 per ADS), when, as and if declared by our board of directors out of legally available funds for such purpose. Dividends on the Series G Preferred Shares are payable quarterly in arrears on each January 15, April 15, July 15 and October 15. Distributions on the Series G Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends, and whether or not dividends are declared.

The 2024 Notes: Holders of the 2024 Notes are entitled to receive 9.75% cash pay interest semi-annually in arrears on the principal amount on April 15 and October 15 of each year, commencing on October 15, 2019. Interest on the 2024 Notes issued in the Exchange Offer will accrue from and including the settlement date of the Exchange Offer, or, if interest has already been paid, from the date it was most recently paid. Because the 2024 Notes issued as consideration in this Exchange Offer and the Series H ADS Exchange Offer will accrue interest from different settlement dates, the 2024 Notes issued as consideration in this Exchange Offer and be issued on and will the Series H ADS Exchange Offer will have separate CUSIP numbers. See “Description of Notes—Principal, Maturity and Interest,” “Description of Notes – No Assurance of an Active Trading Market” and “Certain U.S. Federal Income Tax Consequences—Tax Consequences of Holding the 2024 Notes.”

Ranking

Series G Preferred Shares: With respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up, the Series G Preferred Shares rank (i) senior to all classes or series of our Common Stock and to all classes or series of stock now or hereafter authorized, issued or outstanding, the terms of which specifically provide that such stock ranks junior to the Series G Preferred Shares; (ii) on parity with any class or series of stock expressly designated as ranking on parity with the Series G Preferred Shares; and (iii) junior to any class or series of stock expressly designated as ranking senior to the Series G Preferred Shares. The Series G Preferred Shares will also rank junior in right of payment to the Company’s other existing and future debt obligations including the 2024 Notes.

The 2024 Notes: The 2024 Notes rank (i) senior in right of payment to any of our existing and future debt that expressly provides that it is subordinated to the 2024 Notes and all of our existing and future equity interest, including the Preferred Shares; (ii) pari passu in right of payment with all of our existing and future senior obligations; (iii) structurally subordinated in right of payment to the obligations of our subsidiaries; and (iv) effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations.

Voting Rights

Series G Preferred Shares: The Series G Preferred Shares have no voting rights except as set forth below or as otherwise provided by Republic of the Marshall Islands law. In the event that one quarterly dividend payable on the Series G Preferred Shares is in arrears (whether or not such dividend shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), we shall use commercially reasonable efforts to obtain an amendment to our Articles of Incorporation to effectuate any and all such changes thereto as may be necessary to permit the holders of the Series G Preferred Shares to exercise the voting rights described in clause (x) of the following sentence. If and when dividends payable on the Series G Preferred Shares are in arrears for six or more quarterly periods, whether or not consecutive (and whether or not such dividends shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), then (x) if our Articles of Incorporation have been amended as described in the preceding sentence, the holders of Series G Preferred Shares will have the right, voting as a class together with holders of any other parity securities upon which like voting rights have been conferred and are exercisable, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Series G Preferred Shares voted as a class for the election of such director), and (y) if our Articles of Incorporation have not been amended as described in the preceding sentence, then, until such amendment is fully approved and effective, the dividend rate on the Series G Preferred Shares shall increase by 25 basis points. There can be no assurance that any such amendment to our Articles of Incorporation will be approved by our common stockholders and in past years our Common Stockholders have not approved such amendment. For avoidance of doubt, commercially reasonable efforts shall not be deemed to include the requirement to pay any consent or other fee to obtain such amendment. Dividends payable on the Series G Preferred Shares will be considered to be in arrears for any quarterly period for which full cumulative dividends through the most recent dividend payment date have not been paid on all outstanding Series G Preferred Shares. Any such amendment to our Articles of Incorporation, if obtained, shall also provide that the right of such holders of Series G Preferred Shares to elect members of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series G Preferred Shares have been paid in full or sufficient funds for such payment have been declared and set apart for such purpose, at which time such right will terminate, subject to the revesting of such right in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Series G Preferred Shares and any other parity securities to vote as a class for such director, the term of office of such directors then in office elected by such holders voting as a class will terminate immediately. Any director elected by the holders of the Series G Preferred Shares and any other parity securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series G Preferred Shares of each series, voting as a single class, we may not adopt any amendment to our Articles of Incorporation that materially and adversely alters the preferences, powers or rights of the Series G

Preferred Shares. In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series G Preferred Shares, voting as a class together with holders of any other parity securities upon which like voting rights have been conferred and are exercisable, we may not:

•	issue any parity securities if the cumulative dividends payable on outstanding Series G Preferred Shares are in arrears; or

•	create or issue any senior securities.

On any matter described above in which the holders of Series G Preferred Shares are entitled to vote as a class, such holders will be entitled to one vote per share. Any Series G Preferred Shares held by us or any of our subsidiaries or affiliates will not be entitled to vote.

No vote or consent of Series G Preferred Shares shall be required for (i) the creation or incurrence of any indebtedness, (ii) the authorization or issuance of any Common Stock or other junior securities or (iii) except as expressly provided above, the authorization or issuance of any of our preferred stock.

Series G Preferred Shares held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

The 2024 Notes: The 2024 Notes have no voting rights.

Mandatory Redemption Rights

Series G Preferred Shares: Commencing on January 2, 2019 with respect to the Series G Preferred Shares, we may redeem, at our option, in whole or in part, the Series G Preferred Shares at a redemption price in cash equal to $2,500.00 per share (equivalent to $25.00 per ADS) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose. We may undertake multiple partial redemptions.

A “fundamental change” means an event that shall be deemed to have occurred at the time after the date when our Common Stock cease to be listed or admitted for trading on the NYSE, the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market (or any of their respective successors).

The 2024 Notes: We will have the option to redeem the 2024 Notes, in whole or in part, at our option at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest on the notes to be redeemed to, but excluding, the date on which the 2024 Notes are to be redeemed.

Restrictions on Ownership and Transfer

Series G Preferred Shares: Generally, Series G Preferred Shares are freely transferable, subject to restrictions imposed by the security laws with respect to affiliates. Notwithstanding the foregoing, transfers of Series G Preferred Shares are subject to certain limitations described in the Articles of Incorporation. Transfers of Series G Preferred Shares will be effective as of the first day of the next succeeding fiscal quarter of Navios Holdings.

The 2024 Notes: Generally, the 2024 Notes are freely transferable, subject to restrictions imposed by the security laws with respect to affiliates. There are no restrictions on ownership of the 2024 Notes.

Listing

Series G Preferred Shares: Series G ADSs are listed on the NYSE.

The 2024 Notes: The 2024 Notes will not be listed on any securities exchange and we cannot guarantee that there will be an established market for their trading. Accordingly, we cannot give you any assurance as to the development or liquidity of any market for the 2024 Notes. In addition, because the 2024 Notes issued in the Exchange Offer may not be fungible with the 2024 Notes issued in the Series H ADS Exchange Offer as a result of having different issue dates, the 2024 Notes issued as consideration to holders of the Series G ADSs and Series H ADSs will trade under separate CUSIP numbers and, therefore, the trading market for the 2024 Notes issued to the Series G ADS holders may be further limited. While we may determine subsequent to the settlement of the Exchange Offer that the 2024 Notes issued as consideration for each of the Series G ADSs and Series H ADSs are fungible, we cannot guarantee that the 2024 Notes issued in the two exchange offers will ever trade under the same CUSIP number. See “Risk Factors—Risks Relating to the Exchange Offer and the 2024 Notes—There is currently no market for the 2024 Notes and we cannot assure you that an active trading market will develop for the 2024 Notes.”

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain U.S. federal income tax consequences of the Exchange Offer and the ownership and disposition of the 2024 Notes received in the Exchange Offer. This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to a beneficial owner in light of its particular investment or other circumstances. This summary only applies to a beneficial owner of Series G ADSs, or 2024 Notes received in exchange for Series G ADSs, that holds the Series G ADSs, and will hold any 2024 Notes received in exchange therefor, as a capital asset (generally, investment property). References in this summary to the “2024 Notes” are solely to the 2024 Notes that are issued in exchange for Series G ADSs in the Exchange Offer, and not the 2024 Notes that were previously issued in exchange for Series H ADSs, unless the context requires otherwise. This summary does not address U.S. federal income tax rules that may be applicable to certain categories of beneficial owners of Series G ADSs or 2024 Notes, such as:

•	dealers in securities or currencies;

•	traders securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding Series G ADSs or 2024 Notes as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	persons subject to the alternative minimum tax;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	controlled foreign corporations, passive foreign investment companies and regulated investment companies and shareholders of such corporations;

•	entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

•	pass-through entities, including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes, and beneficial owners of pass-through entities;

•	persons that acquire 2024 Notes other than pursuant to the Exchange Offer and persons that acquire 2024 Notes other than in exchange for Series G ADSs; and

•	persons that exercise appraisal rights with respect to their Series G ADSs.

In addition, this summary only addresses U.S. federal income tax consequences, and does not address other U.S. federal tax consequences, including, for example, estate or gift tax consequences or the Medicare tax on certain investment income. This summary also does not address any U.S. state or local or non-U.S. income or other tax consequences.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Series G ADSs or 2024 Notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Entities or arrangements classified as partnerships for U.S. federal income tax purposes, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Exchange Offer and the ownership and disposition of the 2024 Notes.

This summary is based on U.S. federal income tax law, including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect or in existence as of the date of this Offer to Exchange and Series G ADS Consent Solicitation Statement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences set forth in this summary. We cannot assure you that the Internal Revenue Service (the “IRS”), will not challenge one or more of the tax consequences described in this summary, and we have not obtained, nor do we intend to obtain, any ruling from the IRS or opinion of counsel with respect to the tax consequences of the Exchange Offer or the ownership or disposition of the 2024 Notes. Each beneficial owner of Series G ADSs or 2024 Notes should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. income and other tax consequences of the Exchange Offer and the ownership and disposition of the 2024 Notes.

As used in this summary, a “U.S. holder” means a beneficial owner of Series G ADSs or 2024 Notes that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation without regard to its source; or

•

a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more “United States persons” have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.”

As used in this summary, a “non-U.S. holder” is a beneficial owner of Series G ADSs or 2024 Notes that is neither a U.S. holder nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

U.S. holders that use an accrual method of accounting for U.S. federal income tax purposes generally are required to include certain amounts in income no later than the time such amounts are reflected on certain applicable financial statements. The application of this rule may require the accrual of income earlier than would be the case under the general U.S. federal income tax rules described below. U.S. holders that use an accrual method of accounting for U.S. federal income tax purposes should consult with their tax advisors regarding the potential applicability of this rule to their particular situation.

Tax Treatment of the Series G ADSs

A beneficial owner of the Series G ADSs is generally treated, for U.S. federal income tax purposes, as the owner of the applicable underlying Preferred Shares represented by such Series G ADSs. References in this summary to Series G ADSs should be deemed to also include the applicable underlying Preferred Shares represented by such Series G ADSs.

Tax Consequences of the Exchange Offer

Except as specifically described below, the following discussion applies to you only if you are a U.S. holder.

The Exchange. If you tender all of your Series G ADSs in the Exchange Offer (and none of your tendered Series G ADSs are returned to you under the tender offer acceptance proration procedures) you generally will be treated as for U.S. federal income tax purposes as having your Series G ADSs redeemed by us in exchange for the cash, 2024 Notes or a combination thereof that you receive in the Exchange Offer. In such case, your U.S. federal income tax consequences generally will depend upon whether the “dividend non-equivalence tests” described below are satisfied.

If you tender only a portion of your Series G ADSs in the Exchange Offer (or a portion of your tendered Series G ADSs are returned to you under the tender offer acceptance proration procedures), your U.S. federal income tax treatment will depend on whether the Proposed Amendments are approved and become effective with respect to the Series G ADSs that you did not tender (or that were returned to you). If the Proposed Amendments are not approved or do not become effective, you generally will have the same U.S. federal income tax consequences with respect to your tendered Series G ADSs as are described above with respect to a holder that tendered all of its Series G ADSs. If the Proposed Amendments are approved and become effective with respect to the Series G ADSs that you did not tender (or that were returned to you), it is likely that the changes to the terms of the Preferred Shares underlying the Series G ADSs would be substantial enough to cause you to be treated, for U.S. federal income tax purposes, as exchanging the Series G ADSs that you retained for deemed new preferred shares. In such case, your receipt of deemed new preferred shares and 2024 Notes, cash or a combination of 2024 Notes and cash for your Series G ADSs generally would be treated as a “recapitalization” for U.S. federal income tax purposes, subject to the discussion below of possible bifurcation treatment.

If your receipt of deemed new preferred shares and 2024 Notes, cash or a combination of 2024 Notes and cash for your Series G ADSs is treated as a recapitalization for U.S. federal income tax purposes, you generally will be required to recognize gain but will not be permitted to recognize a loss, for U.S. federal income tax purposes. The amount of gain that you will be required to recognize will equal the lesser of (i) the sum of the amount of cash and the “issue price” of the 2024 Notes (determined as discussed below under “—Tax Consequences of Holding the 2024 Notes—Issue Price of the 2024 Notes”) that you receive and (ii) the amount of gain that you “realize” in the exchange. The amount of gain that you “realize” will equal the amount by which (a) the sum of the “issue price” of the 2024 Notes, plus the cash, plus the fair market value of the deemed new preferred shares that you receive exceed (b) your tax basis in the Series G ADSs that you tender. If none of the “dividend non-equivalence tests” described above are satisfied, any gain that you are required to recognize generally will be treated as dividend income for U.S. federal income tax purposes. Conversely, if any of the “dividend non-equivalence tests” described above are satisfied, any gain that you are required to recognize generally will be treated as capital gain for U.S. federal income tax purposes. In either case, your tax basis in the deemed new preferred shares that you receive will be the same as your tax basis in the Series G ADSs that you tender, increased by the amount of gain, if any, that you are required to recognize and reduced by the issue price of the 2024 Notes and the amount of cash that you receive and your holding period for the deemed new preferred shares that you receive will include the holding period during which you held the Series G ADSs that you tendered.

If you tender more than one “block” of Series G ADSs (that is, groups of Series G ADSs that you purchased at different times or at different prices), you must calculate your recognized gain separately with respect to each block, and the results for each block may not be netted in determining your overall recognized gain. Instead, you will recognize gain on those shares on which gain is realized. If you tender more than one block of Series G ADSs, you are urged to consult your own tax advisor.

If the changes to the terms of the Preferred Shares underlying the Series G ADSs are not substantial enough to cause you to be treated, for U.S. federal income tax purposes, as exchanging the Series G ADSs that you retained for deemed new preferred shares, you generally will have the same U.S. federal income tax consequences with respect to your tendered Series G ADSs as are described above with respect to a holder that tendered all of its Series G ADSs. In such case, you generally would not have any U.S. federal income tax consequences with respect to the Series G ADSs that you retain (or that are returned to you).

Possible Bifurcation Treatment. If you tender only a portion of your Series G ADSs in the Exchange Offer (or a portion of your tendered Series G ADSs are returned to you under the tender offer acceptance proration procedures) and the changes to the terms of the Preferred Shares underlying the Series G ADSs would be substantial enough to cause you to be treated, for U.S. federal income tax purposes, as exchanging the Series G ADSs that you retained for deemed new preferred shares, it is possible that the transaction could be bifurcated for U.S. federal income tax purposes and treated as an exchange of the Series G ADSs that you tender for the 2024 Notes and cash, or a combination thereof, and a separate deemed exchange of your remaining Series G ADSs for deemed new preferred shares. In such case, you generally will have the same U.S. federal income tax consequences with respect to your tendered Series G ADSs as are described above with respect to a holder that tendered all of its Series G ADSs (and you generally would not have any U.S. federal income tax consequences with respect to the Series G ADSs that you retain or that are returned to you). It is unclear whether treatment as a bifurcated transaction could apply and you are urged to consult with your tax advisor about this possibility.

If bifurcation treatment applies to your tender of Series G ADSs and you retain any Series G ADSs following such tender (and the exchange of your Series G ADSs is treated as a recapitalization or subject to bifurcation treatment), then you may not be permitted to recognize a loss for U.S. federal income tax purposes on any Series G ADSs that you tendered. You are urged to consult with your tax advisor regarding whether you would be permitted to claim a loss in these circumstances for U.S. federal income tax purposes.

Dividend Non-Equivalence Tests. If any of the “dividend non-equivalence tests” are satisfied, you generally will be treated as recognizing capital gain or loss for U.S. federal income tax purposes, as described below under “Treatment as Capital Gain or Loss”. If none of the “dividend non-equivalence tests” are satisfied, you generally will be treated as recognizing dividend income for U.S. federal income tax purposes, as described below under “Treatment as Dividend Income”.

The “dividend non-equivalence tests” are as follows:

•

your percentage of our total outstanding voting shares that you actually and constructively own immediately following the Exchange Offer is less than 80% of the percentage of our total outstanding voting shares that you actually and constructively own immediately before the Exchange Offer and you have a similar reduction in your percentage ownership of our total outstanding stock;

•	as a result of the Exchange Offer, you no longer actually or constructively own any of our outstanding shares of stock; or

•

the Exchange Offer results in a meaningful reduction of your proportionate interest in our stock (which is determined based on your particular facts and circumstances; however, under published IRS guidance, the redemption of any preferred stock from a stockholder that does not own, actually or constructively, any common stock of the issuing corporation is treated as a meaningful reduction in that stockholder’s proportionate interest in the issuing corporation’s stock).

In determining whether any of the “dividend non-equivalence tests” is satisfied, you must take into account not only shares of our stock that you actually own, but also shares of our stock that you constructively own, including shares of our stock actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which you have an interest, or that have an interest in you.

Contemporaneous dispositions or acquisitions of shares by you (or persons or entities related to you) may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the “dividend non-equivalence tests” have been satisfied with respect to shares of our Series G ADSs exchanged pursuant to the Exchange Offer. For example, if you sell shares of our Series G ADSs to persons other than us at or about the time you participate in the Exchange Offer, and these transactions are part of an overall plan to reduce or terminate your proportionate interest in our stock, then the sales to persons other than us may, for U.S. federal income tax purposes, be integrated with your exchange of shares of our Series G ADSs pursuant to the Exchange Offer and, if integrated, should be taken into account in determining whether you satisfy any of the “dividend non-equivalence tests” described above.

If you are contemplating participating in the Exchange Offer, we urge you to consult your tax advisors regarding the “dividend non-equivalence tests” described above, including the effect of the attribution rules and the possibility that a substantially contemporaneous sale of Series G ADSs or other shares to persons other than us may assist in satisfying one or more of the “dividend non-equivalence tests.”

Treatment as Capital Gain or Loss. If any of the “dividend non-equivalence tests” described above are satisfied, you generally will be treated as recognizing capital gain or loss for U.S. federal income tax purposes.

Except in the case of a “recapitalization” (as discussed above), your capital gain or loss would be an amount equal to the difference between (i) the sum the “issue price” of the 2024 Notes (determined as discussed below under “—Tax Consequences of Holding the 2024 Notes—Issue Price of the 2024 Notes”) and the amount of any cash payment that you receive in the Exchange Offer and (ii) your adjusted tax basis in the Series G ADSs that you tender. Any such capital gain or loss generally will be treated as long-term capital gain or loss if your holding period for the Series G ADSs that you tender is greater than one year at the time of the exchange. Your ability to deduct capital losses against ordinary income is subject to limitations. Capital gain or loss that you recognize generally will be treated as a U.S.-source capital gain or loss for U.S. foreign tax credit purposes.

Treatment as Dividend Income. If none of the “dividend non-equivalence tests” described above are satisfied, you generally will be treated as recognizing dividend income for U.S. federal income tax purposes. Except in the case of a “recapitalization” (as discussed above), your dividend income would be an amount equal to the “issue price” of the 2024 Notes and the amount of any cash payment that you receive in the Exchange Offer. In such case, your tax basis in the Series G ADSs that you tender will be added to the tax basis of any Series G ADSs that you retain (or any Common Stock or Series H ADSs, that you own, as the case may be, if you tender all of your Series G ADSs). Any amounts that are treated pursuant to the discussion above as dividend income generally will be taxable to you as either ordinary dividend income or “qualified dividend income” as described below (and without regard to the extent of our earnings and profits, since we do not maintain calculations of earnings and profits under U.S. federal income tax principles). Because we are not a U.S. corporation, if you are a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), you will not be entitled to claim a dividends-received deduction with respect to any dividend income that you receive from us. Dividend income that you recognize generally will be treated as “passive category income” for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividend income that you are treated as receiving from us pursuant to the Exchange Offer generally should be treated as “qualified dividend income,” provided that: (1) the Series G ADSs are readily tradable on an established securities market in the United States (such as the New York Stock Exchange), at the time of the exchange; (2) we are not a “passive foreign investment company” for the taxable year during which you are treated as receiving the dividend income or the immediately preceding taxable year (see the discussion under “E. Taxation–Material U.S. Federal Income Tax Considerations–Taxation of U.S. Holders of our Common Stock–Passive Foreign Investment Company Status” in our Annual Report on Form 20-F for the year ended December 31, 2017, attached hereto as Annex A); (3) you have owned the Series G ADSs for more than 60 days in the 121-day period beginning 60 days before the date on which the Series G ADSs become ex-dividend (and have not entered into certain risk limiting transactions with respect to such Series G ADSs); (4) you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and (5) you do not treat the dividends as “investment income” for purposes of the investment interest deduction. Qualified dividend income is taxed at a preferential rates applicable to long-term capital gain, depending on the income level of the taxpayer. Dividends you receive from us that are not eligible for the preferential rates will be taxed at the ordinary income rates.

Special rules may apply to any dividend income you are treated as receiving from us pursuant to the Exchange Offer that is treated as an “extraordinary dividend.” Generally, an extraordinary dividend is a dividend with respect to a share of stock in an amount that is equal to or in excess of 10% of your tax basis (or fair market value in certain circumstances) in such share of stock. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of your tax basis (or fair market value in certain circumstances). If you are treated as receiving an extraordinary dividend that is treated as “qualified dividend income” on any share of our stock and you are an individual, estate or trust, then any loss you derive from a subsequent sale or exchange of such share of our stock will be treated as long-term capital loss to the extent of such dividend.

Basis and Holding Period of 2024 Notes. Regardless of whether you receipt of the 2024 Notes is treated as giving rise to capital gain or loss or dividend income, your initial tax basis in the 2024 Notes generally will be equal to the “issue price” of the 2024 Notes, and your holding period for the 2024 Notes generally will begin on the day after the Exchange.

Non-U.S. Holders. If you are a non-U.S. holder and you tender Series G ADSs in the Exchange Offer, your U.S. federal income tax consequences generally will be the same as described above. However:

•

Any amounts that are treated pursuant to the discussion above as dividend income generally will not be subject to U.S. federal income or withholding tax, unless the dividend income is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with the United States with respect to that income, such income generally will be taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States; and

•	Any amounts that are treated pursuant to the discussion above as capital gain generally will not be subject to U.S. federal income tax or withholding tax, unless:

(A)

the gain is effectively connected with your conduct of a trade or business in the United States (and, if you are entitled to the benefits of an applicable income tax treaty with the United States with respect to that gain, that gain is attributable to a permanent establishment maintained by you in the United States); or

(B)	you are an individual who is present in the United States for 183 days or more during the taxable year in which the gain is recognized and certain other conditions are met.

Any income or gain that is effectively connected with your conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the U.S. federal income tax rates applicable to United States persons. If you are a corporation, your earnings and profits that are attributable to your effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Any gain described in clause (B) above (net of certain U.S.-source losses) will be taxed at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Potential for Recharacterization. We intend for the 2024 Notes to be treated as indebtedness for U.S. federal income tax purposes. However, it is possible that this characterization could be challenged and the 2024 Notes could be treated as equity for U.S. federal income tax purposes. If such a challenge were sustained, your exchange of Series G ADSs for 2024 Notes in the Exchange Offer would likely have different U.S. federal income tax consequences than those described above. In particular, you may not be permitted to recognize a loss on the exchange and/or your 2024 Notes may be treated as having “preferred OID” which you would be required to recognize as taxable income over the term of the 2024 Notes (and, in the case of a non-U.S. holder, would be subject to withholding of U.S. federal income tax) in advance of your receipt of cash, and certain additional information reporting requirements may apply.

Tax Consequences of Holding the 2024 Notes

Except as specifically described below, the following discussion applies to you only if you are a U.S. holder.

Stated Interest. Stated interest on the 2024 Notes will be included in your gross income and taxed as ordinary interest income at the time it is paid or accrued in accordance with your usual method of accounting for U.S. federal income tax purposes. Stated interest on the 2024 Notes will constitute income from sources without the United States for foreign tax credit purposes. Such income generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income,” for foreign tax credit purposes.

Issue Price of the 2024 Notes. The determination of the “issue price” of the 2024 Notes generally will depend on whether a substantial amount of the Series G ADSs for which such notes are exchanged, are treated as

“traded on an established securities market” within the meaning of the applicable Treasury regulations at any time during the 31-day period ending 15 days after the issue date of the 2024 Notes. In general, the Series G ADSs will be treated as traded on an established securities market if, during the applicable period, (i) a price exists for an executed purchase or sale of the Series G ADSs, (ii) a firm price quote for the Series G ADSs is available form at least one broker, dealer or pricing service and the identity of the person providing the quote is reasonably ascertainable or (iii) under certain circumstances, an indicative price quote for the Series G ADSs is available. If the Series G ADSs are treated as traded on an established securities market, the issue price of the 2024 Notes generally will be determined by reference to the fair market value of the Series G ADSs, as adjusted to take into account the cash consideration paid in the Exchange Offer. If the Series G ADSs are not treated as traded on an established securities market, the issue price of the 2024 Notes generally will be their stated principal amount. We will determine our position concerning the issue price of the 2024 Notes following consummation of the Exchange.

Original Issue Discount. If the principal amount of the 2024 Notes exceeds their issue price (as defined above) by an amount that equals or exceeds the statutory de minimis amount (generally, 25 basis points multiplied by the number of complete years to maturity of the 2024 Notes), then the 2024 Notes would be issued with original issue discount (“OID”) for U.S. federal income tax purposes in an amount equal to such excess.

If the 2024 Notes are issued with OID, you will be required to accrue and include OID in your gross income as it accrues as ordinary income using a constant yield method, in advance of the receipt of the cash payment attributable to the OID, regardless of your regular method of accounting for U.S. federal income tax purposes. The amount of OID that you must include in your gross income for each taxable year is the sum of the daily portions of OID that accrue on your 2024 Notes for each day of the taxable year during which you hold the 2024 Notes. The daily portion of OID is determined by allocating to each day of an accrual period (generally, the period between interest payment dates or compounding dates) a pro rata portion of the OID allocable to such accrual period. The amount of OID allocable to an accrual period is the product of the “adjusted issue price” of the 2024 Notes at the beginning of the accrual period multiplied by the yield to maturity of the 2024 Notes (adjusted to reflect the length of the accrual period), reduced by the amount of any qualified stated interest allocable to such accrual period. All of the stated interest on the 2024 Notes will be qualified stated interest. The adjusted issue price of the 2024 Notes at the beginning of an accrual period generally will equal their issue price, increased by the aggregate amount of OID that has accrued on the 2024 Notes in all prior accrual periods. For purposes of calculating the adjusted issue price of a 2024 Note, the amount of OID previously includible in your gross income is determined without regard to “bond premium” and “acquisition premium,” as those terms are defined below. You should consult your own tax advisor concerning the consequences of, and accrual of, OID on the notes.

Qualified Reopening. Notwithstanding the above discussion of the issue price of the 2024 Notes (and any original issue discount), if the issue price of the 2024 Notes, as determined under the rules described above (the “2024 Notes’ acquisition price”), is greater than or equal to a threshold price, the 2024 Notes will be treated as issued pursuant to a “qualified reopening” of the 2024 Notes that were previously issued in exchange for Series H ADSs. For this purpose, the threshold issue price, is the price at which the yield of the 2024 Notes on the date on which the 2024 Notes are issued (the “2024 Notes’ acquisition date”) would not exceed 110% of the yield of the 2024 Notes that were previously issued in exchange for Series H ADSs on their issue date. For purposes of this calculation, the yield of the 2024 Notes that were previously issued in exchange for Series H ADSs will be treated as equal to the stated interest rate of such notes, if such notes were issued with less than a de minimis amount of OID. If the 2024 Notes are treated as issued pursuant to a “qualified reopening” of the 2024 Notes that were previously issued in exchange for Series H ADSs, then the 2024 Notes will be treated as having the same issue price, adjusted issue price and issue date as the 2024 Notes that were previously issued in exchange for Series H ADSs. In such case, if the 2024 Notes that were previously issued in exchange for Series H ADSs were issued with OID, then the 2024 Notes will be treated as having been issued with OID in an amount in an amount determined by reference to the adjusted issue price of the 2024 Notes that were previously issued in exchange for Series H ADSs on the 2024 Notes’ acquisition date. We will determine our position concerning whether the 2024 Notes are treated as issued pursuant to a “qualified reopening” of the 2024 Notes that were previously issued in exchange for Series H ADSs following consummation of the Exchange.

Bond Premium and Acquisition Premium. If the 2024 Notes are treated as issued pursuant to a “qualified reopening” of the 2024 Notes that were previously issued in exchange for Series H ADSs, and the 2024 Notes’ acquisition price is in excess of the amount payable at maturity of the 2024 Notes (other than payments of stated interest), you will be considered to have acquired the 2024 Notes with “bond premium” in an amount equal to such excess. It may be possible for you to elect to amortize the premium over the remaining term of the 2024 Notes. Any amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the 2024 Notes includible in your gross income in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of your prior interest inclusions on the 2024 Notes, and finally as a carryforward allowable against your future interest inclusions on the 2024 Notes. If you make such an election, your tax basis in the 2024 Notes will be reduced by the amount of the allowable amortization. If you do not elect to amortize bond premium, the premium will decrease the gain or increase the loss that you would otherwise recognize on a disposition of your 2024 Notes. Your election to amortize premium will apply to all taxable debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. Once made, you may not revoke the election without the consent of the Internal Revenue Service. If the 2024 Notes are treated as issued with bond premium, you will not be required to include any OID in your gross income with respect to the 2024 Notes.

If the 2024 Notes are treated as issued pursuant to a “qualified reopening” of the 2024 Notes that were previously issued in exchange for Series H ADSs, and are treated as issued with OID, and the 2024 Notes’ acquisition price is (1) less than or equal to the amount payable at maturity of the 2024 Notes (other than payments of stated interest) and (2) greater than the 2024 Notes’ adjusted issue price (as described above) as of the 2024 Notes’ acquisition date, then you will be treated as having acquired your 2024 Notes at an “acquisition premium.” In such case, the amount of OID that you would be required to include in your gross income during an accrual period with respect to the 2024 Notes would be reduced by multiplying such OID by a fraction, the numerator of which is the excess of the 2024 Notes’ acquisition price over the adjusted issue price of the 2024 Notes on the 2024 Notes’ acquisition date, and the denominator of which is the excess of the amounts payable at maturity of the 2024 Notes (other than payments of stated interest), over the 2024 Notes’ adjusted issue price (i.e., the total remaining OID on the 2024 Notes). As an alternative to reducing the amount of OID otherwise includible in your gross income by multiplying such OID by this fraction, you may elect to apply the constant yield method described above, under “original issue discount.”

You should consult your own tax advisor before making this election and regarding the calculation and amortization of any bond premium or acquisition premium on the 2024 Notes.

Market Discount. If the 2024 Notes are treated as issued pursuant to a “qualified reopening” of the 2024 Notes that were previously issued in exchange for Series H ADSs, and the “2024 Notes’ acquisition price is less than the amount payable at maturity of the 2024 Notes (other than payments of stated interest), the excess of the amount payable at maturity over the 2024 Notes’ acquisition price will be treated as “market discount.” However, the market discount will be considered to be zero if it is less than 1/4 of 1% of the amount payable at maturity of the 2024 Notes multiplied by the number of complete years to maturity from the 2024 Notes’ acquisition date.

Under the market discount rules of the Code, you generally will be required to treat any gain realized on the sale, redemption, retirement, exchange or other taxable disposition of, a 2024 Note having market discount as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in your income during the period that you held such 2024 Note. In addition, you may be required to defer, until the maturity of such 2024 Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such 2024 Note. In general, market discount will be considered to accrue ratably during the period from the

2024 Notes’ acquisition date to the maturity date of the 2024 Notes, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. You may elect to include market discount on your 2024 Notes in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the 2024 Notes and the deferral of interest deductions will not apply. If you elect to include market discount in income currently, such election applies to all market discount obligations acquired on or after the first day of the first taxable year for which you make the election, and you may not be revoke the election without the consent of the IRS.

Election to Treat All Interest as OID. You may elect to include in gross income all interest that accrues on a 2024 Note, including any stated interest, OID (including less than de minimis OID), market discount including less than de minimis market discount), as adjusted by any bond premium or acquisition premium, by using the constant yield method described above under “Original Issue Discount.” For purposes of applying the constant yield method to a 2024 Note with respect to which this election has been made, the issue price of the 2024 Note will equal the 2024 Notes’ acquisition price and the issue date of the 2024 Note will be the 2024 Notes’ acquisition date and no payments on the 2024 Note will be treated as payments of qualified stated interest. This election generally will apply only to the 2024 Note with respect to which it is made and may be revoked only with the consent of the IRS. If this election is made for a 2024 Note with bond premium, it results in a deemed election to amortize bond premium for all other taxable debt instruments with bond premium held at the beginning of, or acquired during, the taxable year in which the 2024 Note was acquired, which deemed election may be revoked only with the consent of the IRS. Similarly, if this election is made for a 2024 Note with market discount, it results in a deemed election to accrue market discount in income currently for the 2024 Note and for all other debt instruments with market discount held at the beginning of, or acquired during, the taxable year in which the Note was acquired, which deemed election may be revoked only with the consent of the IRS. A U.S. Holder’s tax basis in a 2024 Note is increased by each accrual of the amounts treated as OID under the constant yield election described in this paragraph.

Dispositions of the Notes. Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, you will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale, exchange, redemption, retirement or other taxable disposition (other than amounts attributable to accrued stated interest or OID, which will be treated as described above) and your adjusted tax basis in the 2024 Note. Your adjusted tax basis in a 2024 Note will generally be equal to the 2024 Notes’ acquisition price, increased by the amount of OID and market discount on the 2024 Note previously included in your gross income and decreased by the amount of bond premium or acquisition premium previously amortized by you, as the case may be with respect to such 2024 Note.

Gain or loss recognized by you on the sale, exchange, redemption, retirement or other taxable disposition of a 2024 Note will generally be capital gain or loss and will be long-term capital gain or loss if your holding period for the 2024 Note exceeds one year at the time of the disposition, except with respect to accrued market discount not previously included in your income, which will be taxable as ordinary income. Long-term capital gains recognized by individual and certain other non-corporate U.S. holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by you generally will be U.S. source gain or loss for foreign tax credit purposes.

Non-U.S. Holders. If you are a non-U.S. holder, subject to the discussion below regarding backup withholding, you generally will not be subject to U.S. federal income or withholding tax on:

•	interest and accruals of OID received in respect of the 2024 Notes, unless such interest or OID is effectively connected with your conduct of a trade or business in the United States; or

•

gain realized on the sale, exchange, redemption or retirement of the 2024 Notes, unless that gain is effectively connected with your conduct of a trade or business in the United States or, in the case of gain realized by an individual non-U.S. holder, you are present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Non-U.S. holders should consult their own tax advisors regarding their U.S. federal income and withholding tax consequences if they are subject to any of the exceptions noted above.

Information Reporting and Backup Withholding

In general, if you are a U.S. holder, information reporting requirements may apply to any 2024 Notes and payments of cash received by you pursuant to the Exchange Offer, payments of stated interest and OID on the 2024 Notes and the proceeds of a disposition of the 2024 Notes received by a U.S. Holder.

In general, “backup withholding” may apply to any 2024 Notes and payments of cash received by you pursuant to the Exchange Offer, payments of stated interest on your notes and the proceeds of a disposition of your notes, if you are a U.S. holder and you fail to provide a correct taxpayer identification number or otherwise comply with the applicable requirements of the backup withholding rules and you do not otherwise establish an exemption.

If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your non-U.S. status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

Certain Reporting Requirements. Individual U.S. holders (and to the extent specified in applicable Treasury regulations, certain individual non-U.S. holders and certain U.S. holders that are entities) that hold “specified foreign financial assets” (as defined in section 6038D of the Internal Revenue Code) are required to file a report on IRS Form 8938 with information relating to the assets for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amounts as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, the 2024 Notes, unless the 2024 Notes are held in an account maintained by a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. holder (and to the extent specified in applicable Treasury regulations, an individual non-U.S. holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. holders (including U.S. entities) and non-U.S. holders should consult their own tax advisors regarding their reporting obligations with respect to specified foreign financial assets.

MARSHALL ISLANDS TAX CONSIDERATIONS

The following discussion is based upon the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this Exchange Offer will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on any consideration you receive in the Exchange Offer. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the exchange of Series G ADSs, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of 2024 Notes.

YOU ARE URGED TO CONSULT HIS YOUR OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF UNDER YOUR PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to the validity of the 2024 Notes will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain legal matters governed by the laws of the Republic of the Marshall Islands will be passed upon for us by Reeder & Simpson P.C.

EXPERTS

The consolidated financial statements of Navios Maritime Holdings Inc. as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ANNEX A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring shell company report

For the transition period from                      to

Commission file number

001-33311

Navios Maritime Holdings Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Republic of Marshall Islands

(Jurisdiction of incorporation or organization)

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of principal executive offices)

Stuart Gelfond

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Tel: (212) 859-8000

Fax: (212) 859-4000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.0001 per share	The New York Stock Exchange
8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series G”)	The New York Stock Exchange*
American Depositary Shares, each representing 1/100th of a Share of Series G	The New York Stock Exchange
8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series H”)	The New York Stock Exchange *
American Depositary Shares, each representing 1/100th of a Share of Series H	The New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

120,386,472 shares of common stock, 14,191 shares of Series G and 28,612 shares of Series H as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “accelerated filer” and “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No    ☒

Please note in this Annual Report, “we”, “us”, “our”, the “Company” and “Navios Holdings” all refer to Navios Maritime Holdings Inc. and its consolidated subsidiaries, except as otherwise indicated or where the context otherwise requires.

FORWARD-LOOKING STATEMENTS

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Navios Maritime Holdings Inc. desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” and similar expressions identify forward-looking statements.

The forward-looking statements in this document and in other written or oral statements we make from time to time are based upon current assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry cargo shipping industry, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, expectations of dividends and distributions from affiliates, the Company’s ability to maintain compliance with the continued listing standards of the New York Stock Exchange (the “NYSE”), changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the value of our publicly traded subsidiaries, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission, or the SEC. See also “Risk Factors” below.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Navios Holdings’ selected historical financial information and operating results for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 are derived from the consolidated financial statements of Navios Holdings. The selected consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2017, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(Expressed in thousands of U.S. dollars — except share and per share data)
Statement of Comprehensive (Loss)/income Data
Revenue	$463,049	$419,782	$480,820	$569,016	$512,279
Administrative fee revenue from affiliates	23,667	21,799	16,177	14,300	7,868
Time charter, voyage and logistics business expenses	(213,929)	(175,072)	(247,882)	(263,304)	(244,412)
Direct vessel expenses	(116,713)	(127,396)	(128,168)	(130,064)	(114,074)
General and administrative expenses incurred on behalf of affiliates	(23,667)	(21,799)	(16,177)	(14,300)	(7,868)
General and administrative expenses	(27,521)	(25,295)	(34,183)	(45,590)	(44,634)
Depreciation and amortization	(104,112)	(113,825)	(120,310)	(104,690)	(98,124)
Provision for losses on accounts receivable	(269)	(1,304)	(59)	(792)	(630)
Interest income	6,831	4,947	2,370	5,515	2,299
Interest expense and finance cost	(121,611)	(113,639)	(113,151)	(113,660)	(110,805)
Impairment losses	(50,565)	—	—	—	—
Loss on derivatives	—	—	—	—	(260)
Gain on sale of assets	1,064	—	—	—	18
(Loss)/gain on bond and debt extinguishment	(981)	29,187	—	(27,281)	(37,136)
Other income	6,140	18,175	4,840	15,639	17,031
Other expense	(13,761)	(11,665)	(34,982)	(24,520)	(10,447)

Loss before equity in net earnings of affiliated companies	$(172,378)	$(96,105)	$(190,705)	$(119,731)	$(128,895)

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(Expressed in thousands of U.S. dollars — except share and per share data)
Equity/(loss) in net earnings of affiliated companies	$4,399	$(202,779)	$61,484	$57,751	$19,344

Loss before taxes	$(167,979)	$(298,884)	$(129,221)	$(61,980)	$(109,551)
Income tax benefit/(expense)	3,192	(1,265)	3,154	(84)	4,260

Net loss	$(164,787)	$(300,149)	$(126,067)	$(62,064)	$(105,291)
Less: Net (income)/loss attributable to the noncontrolling interest	(1,123)	(3,674)	(8,045)	5,861	(3,772)

Net loss attributable to Navios Holdings common stockholders	$(165,910)	$(303,823)	$(134,112)	$(56,203)	$(109,063)

Loss attributable to Navios Holdings common stockholders, basic and diluted	$(175,298)	$(273,105)	$(150,314)	$(66,976)	$(110,990)

Basic and diluted net loss per share attributable to Navios Holdings common stockholders	$(1.50)	$(2.54)	$(1.42)	$(0.65)	$(1.09)

Weighted average number of shares, basic and diluted	116,673,459	107,366,783	105,896,235	103,476,614	101,854,415

Balance Sheet Data (at period end)
Current assets, including cash and restricted cash	$256,076	$273,140	$302,959	$417,131	$339,986
Total assets	2,629,981	2,752,895	2,958,813	3,127,697	2,886,453
Total long-term debt, net including current portion	1,682,488	1,651,095	1,581,308	1,612,890	1,478,089
Navios Holdings’ stockholders’ equity	$516,098	$678,287	$988,960	$1,152,963	$1,065,695

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(Expressed in thousands of U.S. dollars — except per share data)
Other Financial Data
Net cash provided by operating activities	$50,784	$36,920	$43,478	$56,323	$59,749
Net cash used in investing activities	(42,365)	(150,565)	(36,499)	(244,888)	(258,571)
Net cash (used in)/ provided by financing activities	(16,779)	86,225	(91,123)	248,290	128,785
Book value per common share	4.29	5.79	8.95	10.89	10.22
Cash dividends per common share	—	—	0.17	0.24	0.24
Cash dividends per preferred share	—	74.4	216.7	99.9	200.0
Cash paid for common stock dividend declared	—	—	19,325	25,228	24,710
Cash paid for preferred stock dividend declared	—	3,681	16,025	7,502	1,696
Adjusted EBITDA(1)	$68,813	$(62,827)	$112,756	$176,698	$107,909

(1)

EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) (provision)/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

The following table reconciles net cash provided by operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation from Cash from Operations

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(Expressed in thousands of U.S. dollars — except per share data)
Net cash provided by operating activities	$50,784	$36,920	$43,478	$56,323	$59,749
Net (decrease)/ increase in operating assets	(25,052)	20,599	(43,042)	18,025	(57,792)
Net (increase)/decrease in operating liabilities	(20,814)	(38,928)	(39,288)	(23,613)	27,087
Payments for drydock and special survey costs	10,824	11,096	24,840	10,970	12,119
Net interest cost	108,389	103,039	106,257	104,084	103,122
Provision for losses on accounts receivable	(269)	(1,304)	(59)	(792)	(630)
Impairment losses	(50,565)	—	—	—	—
Gain on sale of assets	1,064	—	—	—	18
Unrealized loss on FFA derivatives, warrants, interest rate swaps	—	—	—	—	(69)
Gain/ (Loss) on bond and debt extinguishment	185	29,187	—	(4,786)	(12,142)
(Losses)/earnings in affiliates and joint ventures, net of dividends received	(4,610)	(219,417)	30,398	22,179	(19,781)
Reclassification to earnings of available-for-sale securities	—	(345)	(1,783)	(11,553)	—
Noncontrolling interest	(1,123)	(3,674)	(8,045)	5,861	(3,772)

Adjusted EBITDA	$68,813	$(62,827)	$112,756	$176,698	$107,909

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. You should carefully consider each of the following risks together with the other information incorporated into this Annual Report when evaluating the Company’s business and its prospects. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the Company’s business operations. If any of the following risks relating to our business and operations actually occur, our business, financial condition and results of operations could be materially and adversely affected and in that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Associated with the Shipping Industry and Our Operations

The cyclical nature of the shipping industry may lead to decreases in charter rates and lower vessel values, which could adversely affect our and our affiliates’ results of operations and financial condition. In particular, charter rates in the dry cargo market are currently near historical lows and certain of our vessels may operate below operating cost.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2016 to December 31, 2017, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $2,260 and a high of $13,740. Additionally, during the period from January 1, 2016 to December 31, 2017, the Baltic Exchange’s Capesize time charter average (BCI-5TCA) daily rates experienced a low of $1,985 and a high of $30,475 and the Baltic Dry Index experienced a low of 290 points and a high of 1,743 points. There can be no assurance that the dry bulk charter market will not fluctuate or hit new lows. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, of which China is particularly important, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in dry bulk carriers or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2017. In 2016, total container trade grew by 4.2%, influenced by strong trade growth worldwide. In 2017, total container trade is estimated to have gained 5.5%, led by recovering volumes going to the US as well as increases in intra-regional trade. Containership supply growth was less than demand growth during the year as there was elevated scrapping in the first part of the year, which allowed average daily rates to recover modestly. The oversupply in the market continued to prevent any significant rise in time charter rates for both short- and long-term periods. Additional orders for large and very large containerships continue to be placed during 2017 and so far in 2018, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. Ordering of container ships slowed significantly in 2016 and 2017 while scrapping increased to a record volume in 2016 and was the third highest on record in 2017. The recent global economic slowdown and disruptions in the credit markets significantly reduced demand for products shipped in containers and, in turn, containership capacity, which has had an adverse effect on our and our affiliates’ results of operations and financial condition.

The continuation of such containership oversupply or any declines in container freight rates could negatively affect the liner companies to which our affiliates seek to charter their containerships.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for crude oil and product tankers is historically well correlated with the growth or contraction of the world economy. The past several years were marked by a major economic slowdown, which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty with respect to recovery prospects, levels of recovery and long-term economic growth effects. Energy prices sharply declined from mid-2014 to the end of March 2016 primarily as a result of increased oil production worldwide. In response to this increased production, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose, but have since then declined as more tankers have been delivered. Keys to this demand growth have been steady increases in Chinese and Indian crude oil imports since 2001 and a steady increase in US oil production, which has led to a steady decline in US crude oil imports since 2005. Oil products shipments have increased due to refinery closures in

Europe, Japan and Australia with oil products being shipped to those regions from India, the Middle East and the US. With the increase in US crude oil production, the US became a net exporter of oil products since 2011 adding to the seaborne movement of oil products, recently however, large inventories of products have reduced arbitrage possibilities and spot rates for product tankers have moderated. The Organization of Petroleum Exporting Countries (“OPEC”) is currently producing and shipping oil at very high levels, even after it announced the continued production cuts. Should OPEC significantly reduce oil production or should there be significant declines in non-OPEC oil production or should China or other emerging market countries suffer significant economic slowdowns, that may result in a protracted period of reduced oil shipments and a decreased demand for our affiliated tanker vessels and lower charter rates, which could have a material adverse effect on our results of operations and financial condition.

The percentage of the total tanker fleet on order as a percent of the total fleet declined from 18% at the end of 2015 to 12% at the beginning of March 2018. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, our affiliates may only be able to charter their tanker vessels at unprofitable rates or may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

The demand for dry cargo vessels, containerships and tanker capacity has generally been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products, and liquid cargoes, including petroleum and petroleum products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials or products transported by containerships;

•	the distance dry bulk cargo or containers are to be moved by sea;

•	the globalization of manufacturing;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•	armed conflicts and terrorist activities, including piracy;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•

political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes, import- export restrictions, central bank policies and pollution conventions or protocols;

•	embargoes and strikes;

•	technical advances in ship design and construction;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used; and

•	competition from alternative sources of energy.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	the availability of shipyard capacity;

•	the economics of slow steaming;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying dry bulk cargo and the reverse conversion;

•	availability of financing for new vessels;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations.

Our growth depends on continued growth in demand for dry bulk commodities and the shipping of dry bulk cargoes.

Our growth strategy focuses on expansion in the dry bulk shipping sector. Accordingly, our growth depends on continued growth in worldwide and regional demand for dry bulk commodities and the shipping of dry bulk cargoes, which could be negatively affected by a number of factors, such as declines in prices for dry bulk commodities, or general political and economic conditions.

Reduced demand for dry bulk commodities and the shipping of dry bulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies, of which China is especially important, and India have been the main driving force behind the current increase in seaborne dry bulk trade and the demand for dry bulk carriers. A negative change in economic conditions in any Asian Pacific country, but particularly in China, Korea, Japan or India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

Weak economic conditions throughout the world, particularly the Asia Pacific region, renewed terrorist activity, the growing refugee crises and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

The global economy remains relatively weak, especially when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside economic risks stemming from factors like fiscal fragility in advanced economies, high sovereign and private debt levels, highly accommodative macroeconomic policies, the significant fall in the price of crude oil and other commodities and persistent difficulties in access to credit and equity financing as well as political risks such as the continuing war in Syria, renewed terrorist attacks around the world and the emergence of populist and protectionist political movements in advanced economies.

Concerns regarding new terrorist threats from groups in Europe and the growing refugee crisis may advance protectionist policies and may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the EU, the U.S., and other parts of the world which could have a material adverse effect on our business.

In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the U.S. and the EU, and thus, may negatively impact shipping demand. For example, the possibility of the introduction of impediments to trade within the EU member countries in response to increasing terrorist activities, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the EU. Moreover, the revaluation of the renminbi may negatively impact the U.S.’ demand for imported goods, many of which are shipped from China. Any moves by either the U.S. or the EU to levy additional tariffs on imported goods carried in containers as part of protectionist measures or otherwise could decrease shipping demand. Such weak economic conditions or protectionist measures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows and could cause the market price of our shares to decline.

Terrorist attacks in certain parts of the world, such as the attacks on the U.S. on September 11, 2001 or more recently in Paris and London, and the continuing response of the U.S. and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The continuing refugee crisis in the EU, the continuing war in Syria and advances of ISIS and other terrorist organizations in the Middle East, conflicts in Iraq, general political unrest in Ukraine, and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea have led to increased volatility in global credit and equity markets. The resulting uncertainty and volatility in the global financial markets may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

Further, as a result of the ongoing political and economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, the operations of our managers located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our managers located in Greece.

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future, if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

The New York Stock Exchange may delist our common stock from trading on its exchange, which could limit your ability to trade our common stock and subject us to additional trading restrictions.

A company is not in compliance with the continued listing standards set forth in Section 802.01C of the NYSE Listed Company Manual if the average closing price of that company’s common stock is less than $1.00 over a consecutive 30 trading-day period.

Since March 26, 2018, the closing price of our common stock was less than $1.00.

Under the NYSE Listed Company Manual, a listed company is generally afforded a six-month period following receipt of the NYSE deficiency notice to regain compliance, after which the NYSE will commence suspension of trading and delisting procedures. Regaining compliance requires, on the last trading day of any calendar month, a company’s common stock price per share and 30 trading-day average closing share price to be at least $1.00. During this six month period, a company’s common stock will continue to be traded on the NYSE, subject to compliance with other continued listing requirements and further subject to the discretion of the NYSE to commence delisting procedures against a company’s common stock for other reasons, such as selling for an abnormally low price.

While we are currently in compliance with the NYSE listing standards, we cannot assure you that our common stock will continue to be listed on NYSE in the future.

If our common stock ultimately were to be delisted for any reason, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our common stock;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future;

•	limited liquidity for our shareholders due to thin trading; and

•

loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), loss of preferential capital gain tax rates for certain dividends received by certain non-corporate U.S. holders, and loss of “mark-to-market” election by U.S. holders in the event we are treated as a passive foreign investment company (“PFIC”).

A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of raw materials. For example, in 2017, China imported 1.058 billion tons of iron out of a total of 1.474 billion tons shipped globally accounting for about 72% of the global seaborne iron ore trade. While it only accounted for 18% of seaborne coal movements of coal in 2017 according to current estimates (217 million tons imported compared to 1.197 billion tons of seaborne coal traded globally), that is a decline from over 22% in 2013 (264 million tons imported compared to 1.182 billion tons of seaborne coal traded globally). Our dry bulk vessels are deployed by our charterers on routes involving dry bulk trade in and out of emerging markets, and our charterers’ dry bulk shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal or promoting the export of such coal. This may have the effect of reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for dry bulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

For example, China imposes a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The regulation broadens the range of international transportation companies who may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in the quantity of raw materials to be shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of local charterers and local owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our stockholders.

When our contracts expire, we may not be able to successfully replace them, or we may not choose to enter into long-term contracts at levels that are at or below operating costs.

The process for concluding contracts and longer term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of the vessel, medium and longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	environmental, health and safety record;

•	compliance with regulatory industry standards;

•	reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

As a result of these factors, when our contracts including our long-term charters expire, we cannot assure you that we will be able to replace them promptly or at all or at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends. Our ability to renew the charter contracts on our vessels on the expiration or termination of our current charters, or, on vessels that we may acquire in the future, the charter rates payable under any replacement charter contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities. During periods of market distress when long-term charters may be renewed at rates at or below operating costs, we may not choose to charter our vessels for longer terms particularly if doing so would create an ongoing negative cash flow during the period of the charter. We may instead choose or be forced to idle our vessels or lay them up or scrap them depending on market conditions and outlook at the time those vessels become available for charter.

However, if we are successful in employing our vessels under longer-term time charters, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable charter contracts, our results of operations and operating cash flow could be materially adversely affected.

We may employ vessels on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

We periodically employ some of our vessels on a spot basis. The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term charter contracts provide income at pre-determined rates over more extended periods of time. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot rates will be sufficient to enable such vessels to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our vessels by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and adversely affect our results of operations, including our profitability and cash flows, with the result that our ability to pay debt service and dividends could be impaired.

Additionally, if spot market rates or short-term time charter rates become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

We depend upon significant customers for part of our revenues. The loss of one or more of these customers or a decline in the financial capability of our customers could materially adversely affect our financial performance.

We derive a significant part of our revenue from a small number of charterers. During the years ended December 31, 2017, 2016 and 2015, we derived approximately 31.1%, 41.1%, and 33.8%, respectively, of our gross revenues from four customers. For the year ended December 31, 2017, no customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue. For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue.

We could lose a customer or the benefits of a time charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise, which risk is increasing due to the current economic environment;

•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

Furthermore, a number of our charters are at above-market rates, such that any loss of such charter may require us to recharter the vessel at lower rates. Additionally, our charterers from time to time have sought to renegotiate their charter rates with us. We no longer maintain insurance against the risk of default by our customers.

If one or more of our customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a charterer exercises certain rights to terminate the charter, or if a charterer is unable to make its charter payments in whole or in part, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues.

We charter-out our vessels to other parties who pay us a daily rate of hire. We also enter into contracts of affreightment (“COAs”) pursuant to which we agree to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Additionally, we may enter into Forward Freight Agreements (“FFAs”), parts of which are traded over-the-counter. We also enter into spot market voyage contracts, where we are paid a rate per ton to carry a specified cargo on a specified route. The FFAs and these contracts and arrangements subject us to counterparty credit risks at various levels. If the counterparties fail to meet their obligations, we could suffer losses on such contracts, which could materially adversely affect our financial condition and results of operations. In addition, if a charterer defaults on a time charter, we may only be able to enter into new contracts at lower rates. It is also possible that we would be unable to secure a charter at all. If we re-charter the vessel at lower rates or not at all, our financial condition and results of operations could be materially adversely affected.

Trading and complementary hedging activities in freight, tonnage and FFAs subject us to trading risks, and we may suffer trading losses, which could adversely affect our financial condition and results of operations.

Due to dry bulk shipping market volatility, success in this shipping industry requires constant adjustment of the balance between chartering-out vessels for long periods of time and trading them on a spot basis. A long-term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. We may seek to manage and mitigate that risk through trading and complementary hedging activities in freight, tonnage and FFAs. We may trade FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short-term fluctuations in market prices. There can be no assurance that we will be able at all times to successfully protect ourselves from volatility in the shipping market. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts, and may suffer trading losses resulting from these hedging activities.

We are subject to certain operating risks, including vessel breakdowns or accidents, that could result in a loss of revenue from the chartered-in vessels and which in turn could have an adverse effect on our results of operations or financial condition.

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned vessels. The rest of our core fleet is chartered-in under time charters and, as a result, most operating risks relating to these time chartered vessels remain with their owners. If we pay hire on a chartered-in vessel at a lower rate than the rate of hire it receives from a sub-charterer to whom we have chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Although we maintain insurance policies (subject to deductibles and exclusions) to cover us against the loss of such spread through the sinking or other loss of a chartered-in vessel, we cannot assure you that we will be covered under all circumstances or that such policies will be available in the future on commercially reasonable terms. Breakdowns or accidents involving our vessels and losses relating to chartered vessels, which are not covered by insurance, would result in a loss of revenue from the affected vessels adversely affecting our financial condition and results of operations.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and the price of our common stock.

The operation of ocean-going vessels entails certain inherent risks that may materially adversely affect our business and reputation, including:

•	the damage or destruction of vessels due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•

business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries, labor strikes or adverse weather conditions.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows.

We are subject to various laws, regulations and conventions, including environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. In addition, violations of environmental and safety regulations can result in substantial penalties and, in certain instances, seizure or detention of our vessels.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. In various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI, which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limiting SOx emissions only), the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI, which is scheduled for adoption in 2017 and would take effect in January 2021. The U.S. Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% m/m in ECAs established to limit SOx and particulate matter emissions. After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly, MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016.

Certain jurisdictions have adopted more stringent requirements. For instance, California has adopted more stringent low sulfur fuel requirements within California regulated waters. Compliance with new emissions standards could require modifications to vessels or the use of more expensive fuel. While it is unclear how new emissions standards will affect the employment of our vessels, over time it is possible that ships not retrofitted to comply with new standards may become less competitive.

In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. These ballast water proposals and requirements are discussed below in the risk factor relating to ballast water.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive Safety Management System (the “SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, with which the industry will have to comply. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to withdrawal of the permit to operate or manage the vessels, increased liability, decreased available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

We operate a fleet of vessels that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction, which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the U.S., where the corresponding liability laws such as the Oil Pollution Act of 1990 (the “OPA 90”) discussed below, are particularly stringent.

For vessel operations not covered by the CLC, including those operated under our fleet, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of February 7, 2017, had 83 contracting states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The CLC and Bunker Convention also provide vessel owners a right to limit their liability, depending on the applicable national or international regime. The CLC includes its own liability limits. The 1976

Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the U.S., are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the U.S. merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Though it has been eight years since the Deepwater Horizon oil spill in the Gulf of Mexico (the “Deepwater Horizon incident”), such regulation may become even stricter because of the incident’s impact. In the U.S., the OPA90 establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA 90 covers all owners and operators whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. The U.S. Congress has in the past considered bills to strengthen certain requirements of the OPA 90; similar legislation may be introduced in the future. Further, under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state laws, investigation and cleanup requirements for threatened or actual releases of hazardous substances may be imposed upon owners and operators of vessels, on a joint and several basis, regardless of fault or the legality of the original activity that resulted in the release of hazardous substances.

In addition to potential liability under the federal OPA 90, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation, the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, the EU adopted in 2005 a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law.

The EU has also issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce as much as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to EU indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive was implemented on July 19, 2015. As far as the environment is concerned, the U.K. has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

We may be required to make significant investments in ballast water management, which may have a material adverse effect on our future performance, results of operations, and financial position.

As discussed above, the International Convention for the Control and Management of Vessels’ Ballast Water and Sediments (the “BWM Convention”) which was adopted in February 2004 aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships’ ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations, including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention stipulates that it will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention entered into force on September 8, 2017. Thereafter, on October 19, 2016, Panama also acceded to the BWM convention, adding its 18.02% of world gross tonnage. As of September 8, 2017, the BWM Convention had 69 contracting states for 75.11% of world gross tonnage. Although new ships constructed after September 8, 2017 must comply on delivery with the BWM Convention, implementation of the BWM Convention has been delayed for existing vessels (constructed prior to September 8, 2017) for a further two years. For such existing vessels, installation of ballast water management systems must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance, as well as similar ballast water treatment requirements in certain jurisdictions (such as the U.S. and states within the U.S.), will likely result in compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. In the U.S., the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which does not include the shipping industry). EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications. In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change(the “UNFCCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO.

At its 64th session (2012), the IMO’s Marine Environment Protection Committee (the “MEPC”) indicated that 2015 was the target year for member states to identify market-based measures for international shipping. At its 66th session in 2014, the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquified Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The Roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation. In April 2018, the committee charged with creating the reduction strategy must finalize the initial draft of the strategy and submit a report to MEPC.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme (“ETS”) by adding vessels, as ETS-regulated businesses required to report on carbon emissions and subject to a credit trading system for carbon allowances. A proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. On October 1, 2012, the European Commission announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the European Commission adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall greenhouse emissions. The first step proposed by the

European Commission was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation (2015/757) was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The European Commission also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

In February 2017, EU member states met to consider independently regulating the shipping industry under the ETS. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, the EU’s main decision making body, agreed that the EU should act on shipping emissions by 2023 if the IMO fails to deliver effective global measures. Last year, IMO’s urgent call to action to bring about shipping greenhouse gas emissions reductions before 2023 was met with industry push-back in many countries. Depending on how fast IMO and the EU move on this issue, the ETS may result in additional compliance costs for our vessels.

We cannot predict with any degree of certainty what effect, if any possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and we may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there has been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”), came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S.. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, (“SOLAS”), created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, (“AIS”), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

Furthermore, additional security measures could be required in the future, which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future, which could have a significant financial impact on us.

The cost of vessel security measures has also been affected by acts of piracy against ships. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses, which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Although both the frequency and success of attacks have diminished recently, we still consider potential acts of piracy to be a material risk to the international container shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions. Crew costs could also increase in such circumstances. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions.

Political and government instability, terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

We are an international company and conduct our operations primarily outside the U.S.. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. Terrorist attacks, such as the attacks in the U.S. on September 11, 2001 and the U.S.’ continuing response to these attacks, and in Paris on January 7, 2015 and on November 13, 2015, the bombings in Spain on March 11, 2004 and in Brussels on March 22, 2016, and the attacks in London on July 7, 2005, the recent conflicts in Iraq, Afghanistan, Syria, Ukraine and other current and future conflicts, and the continuing response of the U.S. to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the U.S. or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government of the jurisdiction where one or more of our vessels are registered could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. In addition, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our vessels may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business and results of operations and financial condition.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. Our owned fleet is currently enrolled with Nippon Kaiji Kiokai, Bureau Veritas, Lloyd’s Register, DNV GL and American Bureau of Shipping.

A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations and financial condition.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery and war risk insurance covering damage to our vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss of a vessel. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions, which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Our charterers may engage in legally permitted trading in locations, which may still be subject to sanctions or boycott, such as Iran, Syria and Sudan. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations and financial condition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition as well as our cash flows. We are not currently aware of the existence of any such maritime lien on our vessels.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another ship in the fleet.

The risks and costs associated with vessels increase as the vessels age.

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 7.7 years, basis fully delivered fleet, and most dry bulk vessels have an expected life of approximately 25 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our results of operations and financial condition could be adversely affected.

If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

We have grown our fleet and business significantly. We intend to continue to expand our fleet in the future. Our growth will depend on:

•	ongoing and anticipated economic conditions and charter rates;

•	locating and acquiring suitable vessels;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

Additionally, the marine transportation and logistics industries are capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. If we finance the purchase of our vessels through the issuance of debt securities, it could result in:

•	default and foreclosure on our assets if our operating cash flow after a business combination or asset acquisition were insufficient to pay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant was breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

In addition, our business plan and strategy is predicated on buying vessels at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that shipping rates and vessels asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.

If we purchase any newbuilding vessels, delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.

If we purchase any newbuilding vessels, the shipbuilder could fail to deliver the newbuilding vessel as agreed or their counterparty could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during such delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages. We do not derive any revenue from a vessel until after its delivery and are required to pay substantial sums as progress payments during construction of a newbuilding. While we expect to have refund guarantees from financial institutions with respect to such progress payments in the event the vessel is not delivered by the shipyard or is otherwise not accepted by us, there is the potential that we may not be able to collect all portions of such refund guarantees, in which case we would lose the amounts we have advanced to the shipyards for such progress payments.

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could materially adversely affect our results of operations and financial condition and our ability to make cash distributions.

Although we have long-standing relationships with certain Japanese shipowners that provide us access to competitive contracts, we cannot assure you that we will always be able to maintain such relationships or that such contracts will continue to be available in the future.

We have long-standing relationships with certain Japanese shipowners that give us access to time charters at favorable rates and that, in some cases, include options to purchase the vessels at favorable prices relative to the current market. We cannot assure you that we will have such relationships indefinitely. In addition, there is no assurance that Japanese shipowners will generally make contracts available on the same or substantially similar terms in the future.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessels to forfeiture to the government of such jurisdiction. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, or are expected to operate in the case of a newbuilding, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as drydocking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state or in the event of piracy;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew.

Under some of our charters, the charterer is permitted to terminate the time charter if the vessel is off-hire for an extended period, which is generally defined as a period of 90 or more consecutive off-hire days. Under some circumstances, an event of force majeure may also permit the charterer to terminate the time charter or suspend payment of charter hire.

As we do not maintain off-hire insurance except in cases of loss of hire up to a limited number of days due to war or piracy events any extended off-hire period could have a material adverse effect on our results of operations, cash flows and financial condition.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the U.S., the EU and other jurisdictions.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the U.S. or other governments or organizations, including the United Nations, the EU and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

Iran

During the last few years until January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the U.S., the EU and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific trade and investment activities involving Iran.

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, U.S. permanent residents, and persons within the territory of the U.S. from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the EU and U.S. nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (the “JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the U.K. and the U.S.) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed, except in a very limited fashion. Additionally, the sanctions lifted under the JCPOA could be reimposed (“snapped back”) at any time if Iran violates the JCPOA or the U.S. withdraws from the JCPOA.

After the lifting of most of the nuclear-related sanctions on January 16, 2016, EU sanctions remain in place in relation to the export of arms and military goods, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions, which remain in place, include restrictions on:

i.

Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminium and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

ii.	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

iii.	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv.	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Dealing with the above is no longer prohibited, but prior authorization must be obtained first and is granted on a case-by-case basis. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and the EU have implemented sanctions against certain persons and entities.

The EU has imposed travel bans and asset freezes on certain persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions, which limit the provision of equity and debt financing to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the U.S. to Russia and the imposition of Sectoral Sanctions, which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets, which may involve the U.S. or U.S. persons and thus implicate prohibitions. The U.S. also maintains prohibitions on trade with Crimea.

The U.S.’s “Countering America’s Adversaries Through Sanctions Act” (Public Law 115-44) (CAATSA), authorizes imposition of new sanctions on Iran, Russia, and North Korea. The CAATSA sanctions with respect to Russia have not actually been imposed or implemented. CAATSA sanctions on Iran and North Korea enhance existing sanctions.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit dealings with designated Venezuelan government officials, and curtail the provision of financing to PDVSA and other government entities. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons, an arms embargo, and related prohibitions and restrictions including restrictions related to internal repression.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the U.S. maintains economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the U.S..

Other E.U. Economic Sanctions Targets

The EU also maintains sanctions against Syria, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

Compliance

Considering the aforementioned prohibitions of U.S. as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the worldwide trade of our vessels, which we seek to minimize by following our corporate written Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Acquisition, Navios Partners, Navios Maritime Containers Inc. (“Navios Containers”) and Navios Midstream Partners L.P. (“Navios Midstream”), we cannot give any assurance that an adverse finding against Navios Acquisition, Navios Partners, Navios Containers or Navios Midstream by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Acquisition, Navios Partners, Navios Containers, Navios Midstream or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common stock-units.

We are constantly monitoring developments in the U.S., the E.U. and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

We rely on critical information systems for the operation of our businesses, and the failure of any critical information system, including a cyber-security breach, may adversely impact our businesses.

We rely on information systems and networks in our operations and administration of our business. Information systems are vulnerable to software viruses, power failures and security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, we cannot guarantee that our information systems cannot be damaged or compromised. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation (“GDPR”), may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims, which could have an adverse effect on our business, financial conditions, results of operations and cash flows.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in most circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.’s Bribery Act.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for our employees and crew.

Our success will depend in part on our ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense. In addition, recently, the limited supply of, and increased demand for, well-qualified crew members, due to the increase in the size of global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our period, time and spot charters. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition and results of operations may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Our Chairman and Chief Executive Officer holds approximately 30.6% of our common stock and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.

Ms. Angeliki Frangou owns approximately 30.6% of the outstanding shares of our common stock directly or through her affiliates, and has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of our common stock (as of March 31, 2018, she had purchased approximately $10.0 million of the total $20.0 million in value of our common stock). As the Chairman, Chief Executive Officer and a significant stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interests. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock, does not remain actively involved in the business, or ceases to be our Chief Executive Officer, then we will be in default under our secured credit facilities.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman, Chief Executive Officer and principal stockholder. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

Certain of our directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by us, which may compete directly with us, causing such persons to have conflicts of interest.

Some of our directors, officers and principal stockholders have affiliations with entities that have similar business activities to those conducted by us. Certain of our directors are also directors of other shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us. Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. Our officers and employee directors devote their full time and attention to our ongoing operations, and our non-employee directors devote such time as is necessary and required to satisfy their duties as directors of a public company.

Because we generate substantially all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2017, approximately 42.4% of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net loss for the year ended December 31, 2017 by $1.5 million.

For example, as of December 31, 2017, the value of the U.S. dollar as compared to the Euro decreased by approximately 12.1% compared with the respective value as of December 31, 2016. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the U.S.. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Accordingly, you may have more difficulty protecting your interests in the face of actions by management, directors or controlling stockholders than you would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

We, and certain of our officers and directors, may be difficult to serve with process as we are incorporated in the Republic of the Marshall Islands and such persons may reside outside of the U.S..

We are a corporation organized under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the U.S.. In addition, the majority of our directors and officers are residents of non-U.S. jurisdictions. Substantial portions of the assets of these persons are located in Greece or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. In addition, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.

Being a foreign private issuer exempts us from certain SEC and NYSE requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to U.S. public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months); and

•	the obligation to obtain shareholder approval in connection with the approval of, and material revisions to, equity compensation plans.

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S.

Risks Relating to Our Common Stock

Our stock price may be volatile, and investors in our common stock could lose all or part of their investment.

The following factors could cause the price of our common stock in the public market to fluctuate significantly:

•	variations in our quarterly operating results;

•	changes in market valuations of companies in our industry;

•	fluctuations in stock market prices and volumes;

•	issuance of common stock or other securities in the future;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of new business or trade routes, acquisitions or joint ventures; and

•	the other factors discussed elsewhere in this Annual Report.

Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the price; an investor pays for our common stock in an offering. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and company resources and could have a material effect on our business, financial condition and operating results.

Risks Relating to Our Series G and Series H and the Depositary Shares

Our Series G and Series H are subordinated to our debt obligations, and a holder’s interests could be diluted by the issuance of additional shares, including additional Series G, Series H and by other transactions.

Our Series G, with a liquidation preference of $2,500.00 per share and our Series H, with a liquidation preference of $2,500.00 per share (the Series G and the Series H together referred to as the “Series G and H”), both represented by American Depositary Shares (the “Depositary Shares”), are subordinated to all of our existing and future indebtedness. As of December 31, 2017, our total debt was $1,717.8 million. We may incur substantial additional debt from time to time in the future, and the terms of the Series G and H do not limit the amount of indebtedness we may incur. In February 2016, we announced the suspension of payment of quarterly dividends on our common stock and on the Series G and Series H. The payment of principal and interest on our debt reduces cash available for distribution to us and on our shares, including the Series G and H and the Depositary Shares, should such dividends be reinstated.

The issuance of additional preferred stock on a parity with or senior to our Series G and H would dilute the interests of the holders of our Series G and H, and any issuance of any preferred stock senior to or on parity with our Series G and H or additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series G and H. No provisions relating to our Series G and H protect the holders of our Series G and H in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series G and H.

Our Series G and H will rank pari passu with any other class or series of our capital stock established after the original issue date of the Series G and H that is not expressly subordinated or senior to the Series G and H (“Parity Securities”) as to the payment of dividends and amounts payable upon liquidation or reorganization. If less than all dividends payable with respect to the Series G and H and any Parity Securities are paid, any partial payment shall be made pro rata with respect to shares of Series G and H and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time.

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series G and H, and accordingly the Depositary Shares, as the case may be, following the payment of expenses and the establishment of any reserves.

In February 2016, we announced the suspension of payment of quarterly dividends on the Series G and Series H. On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result the respective dividend rates increased by 0.25%. We will reinstate and pay quarterly dividends on the Series G and H, and accordingly the Depositary Shares, only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available to reinstate such dividend or to pay dividends each quarter if and when reinstated. In addition, we may have insufficient cash available to redeem the Series G and H, and accordingly the Depositary Shares. The amount of cash we can use to pay dividends or redeem our Series G and H and the Depositary Shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the amount of any cash reserves established by our board of directors;

•

restrictions under our credit facilities and other instruments and agreements governing our existing and future debt, including restrictions under our existing credit facilities and indentures governing our debt securities on our ability to pay dividends if an event of default has occurred and is continuing, or if the payment of the dividend would result in an event of default, and on our ability to redeem equity securities;

•	restrictions under Marshall Islands law as described below; and

•

our overall financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to the risks associated with the shipping industry, our dry bulk operations and the other factors described herein, many of which are beyond our control.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by noncash items, and our board of directors in its discretion may elect not to declare any dividends. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

Our ability to pay dividends on and to redeem our Series G and H, and therefore holders’ ability to receive payments on the Depositary Shares, is limited by the requirements of Marshall Islands law.

If we reinstate the payment of dividends, Marshall Islands law provides that we may pay dividends on and redeem the Series G and H only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem Series G and H if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

The Series G and H represent perpetual equity interests.

The Series G and H represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series G and H (and accordingly the Depositary Shares) may be required to bear the financial risks of an investment in the Series G and H (and accordingly the Depositary Shares) for an indefinite period of time. In addition, the Series G and H will rank junior to all our indebtedness and other liabilities, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

Holders of Depositary Shares have extremely limited voting rights, will have even more limited rights than holders of the Series G and H and may encounter difficulties in exercising some of such rights.

Voting rights of holders of Depositary Shares will be extremely limited. Our common stock is the only class of stock carrying full voting rights. Holders of the Series G and H, and accordingly holders of the Depositary Shares, generally have no voting rights. In February 2016, we announced the suspension of payment of quarterly dividends on the Series G and Series H. As such, (i) we have used commercially reasonable efforts to obtain an amendment to our articles of incorporation to effectuate any and all such changes thereto as may be necessary to permit either the Series G Preferred Shareholders or the Series H Preferred Shareholders, as the case may be, to exercise the voting rights described in the following clause (ii)(x), and (ii) if and when dividends payable on either the Series G or the Series H, as the case may be, are in arrears for six or more quarterly periods, whether or not consecutive (and whether or not such dividends shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), then (x) if our articles of incorporation have been amended as described in the preceding clause (i), the holders of Series G or the holders of Series G, as the case may be, will have the right (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable), to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of securities on parity with either the Series G or Series H, as the case may be, upon which like voting rights have been conferred and with which the Series G and H voted as a class for the election of such director), and (y) if our articles of incorporation have not been amended as described in the preceding clause (i), then, until such amendment is fully approved and effective, the dividend rate on the Series G or the Series H, as the case may be, shall increase by 25 basis points. At our respective Annual Meeting of stockholders held on December 15, 2016 and December 15, 2017, the Company proposed an amendment to our articles of incorporation to effectuate any and all such changes as were necessary to permit the Series G and/or Series H holders the ability to exercise the certain voting rights described above. These proposals failed to receive the affirmative vote of holders of two-thirds of the Company’s issued and outstanding common stock entitled to vote at the respective Annual Meeting, which was required to approve the proposal. Therefore, since the proposals failed and the dividends for the Series G and Series H are in arrears for six or more quarterly periods the dividend rate on the Series G and Series H have increased by 25 basis points respectively. There can be no assurance that any such further proposal to our stockholders to amend our articles of incorporation will be approved by our common stockholders.

Furthermore, holders of the Depositary Shares may encounter difficulties in exercising any voting rights acquired by the Series G or the Series H for as long as they hold the Depositary Shares rather than the Series G or the Series H. For example, holders of the Depositary Shares will not be entitled to vote at meetings of holders of Series G or of the Series H, and they will only be able to exercise their limited voting rights by giving timely instructions to The Bank of New York Mellon (the “Depositary”) in advance of any meeting of holders of Series G or the Series H, as the case may be. The Depositary will be the holder of the Series G or the Series H underlying the Depositary Shares and holders may exercise voting rights with respect to the Series G or the Series H represented by the Depositary Shares only in accordance with the deposit agreement (the “Deposit Agreement”) relating to the Depositary Shares. To the limited extent permitted by the Deposit Agreement, the holders of the Depositary Shares should be able to direct the Depositary to vote the underlying Series G or the Series H, as the case may be, in accordance with their individual instructions. Nevertheless, holders of Depositary Shares may not receive voting materials in time to instruct the Depositary to vote the Series G or the Series H, as the case may be, underlying their Depositary Shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of Depositary Shares or for the manner of carrying out such instructions. Accordingly, holders of Depositary Shares may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying Series G or the Series H, as the case may be, is not voted as requested.

The Depositary Shares lack a well developed trading market. Various factors may adversely affect the price of the Depositary Shares.

Even though the Depositary Shares are listed on the NYSE, there may be little or no secondary market for the Depositary Shares, in which case the trading price of the Depositary Shares could be adversely affected and a holder’s ability to transfer its securities will be limited. The Depositary Shares may trade at prices lower than the offering price and the secondary market may not provide sufficient liquidity. In addition, since the Series G and Series H do not have a stated maturity date, investors seeking liquidity in the Depositary Shares will be limited to selling their Depositary Shares in the secondary market absent redemption by us. We do not expect that there will be any other trading market for the Series G and Series H except as represented by the Depositary Shares.

Other factors, some of which are beyond our control, will also influence the market prices of the Depositary Shares. Factors that might influence the market prices of the Depositary Shares include:

•	whether we are able to reinstate dividends on the Series G and Series H;

•	the market for similar securities;

•	our issuance of debt or preferred equity securities;

•	our creditworthiness;

•	our financial condition, results of operations and prospects; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Accordingly, the Depositary Shares that an investor purchases may trade at a discount to their purchase price.

The Series G and H represented by the Depositary Shares have not been rated, and ratings of any other of our securities may affect the trading price of the Depositary Shares.

We have not sought to obtain a rating for the Series G and H, and both stocks may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to either the Series G or the Series H or that we may elect to obtain a rating of either our Series G or the Series H in the future.

In addition, we have issued securities that are rated and may elect to issue other securities for which we may seek to obtain a rating. Any ratings that are assigned to the Series G or the Series H in the future, that have been issued on our outstanding securities or that may be issued on our other securities, if they are lower than market expectations or are subsequently lowered or withdrawn, could imply a lower relative value for the Series G or the Series H and could adversely affect the market for or the market value of the Depositary Shares of the Series G and H Preferred Shares respectively. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series G and H and the Depositary Shares. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series G and H and the Depositary Shares may not reflect all risks related to us and our business, or the structure or market value of the Series G and H and the Depositary Shares.

The amount of the liquidation preference of our Series G and H is fixed and holders will have no right to receive any greater payment regardless of the circumstances.

The payment due upon liquidation for both our Series G and H is fixed at the liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends to the date of liquidation (whether or not declared). If in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, holders will have no right to receive or to participate in these amounts. Furthermore, if the market price for the Series G or the Series H, as the case may be, is greater than the liquidation preference, holders will have no right to receive the market price from us upon our liquidation.

The Series G and H are only redeemable at our option and investors should not expect us to redeem either the Series G or the Series H on the dates they respectively become redeemable or on any particular date afterwards.

We may redeem, at our option, all or from time to time part of the Series G or the Series H on or after January 28, 2019 and July 8, 2019 respectively. If we redeem the Series G, holders of the Series G will be entitled to receive a redemption price equal to $2,500.00 per share (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends to the date of redemption (whether or not declared). If we redeem the Series H, holders of the Series H will be entitled to receive a redemption price equal to $2,500.00 per share (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends to the date of redemption (whether or not declared). Any decision we may make at any time to propose redemption of either the Series G or the Series H will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time. In addition, investors might not be able to reinvest the money they receive upon redemption of the Series G or the Series H, as the case may be, in a similar security or at similar rates. We may elect to exercise our partial redemption right on multiple occasions.

Holders of Depositary Shares may be subject to additional risks related to holding Depositary Shares rather than shares.

Because holders of Depositary Shares do not hold their shares directly, they are subject to the following additional risks, among others:

•	a holder of Depositary Shares will not be treated as one of our direct shareholders and may not be able to exercise shareholder rights;

•

distributions on the Series G and H represented by the Depositary Shares will be paid to the Depositary, and before the Depositary makes a distribution to holder on behalf of the Depositary Shares, withholding taxes or other governmental charges, if any, that must be paid will be deducted;

•

we and the Depositary may amend or terminate the Deposit Agreement without the consent of holders of the Depositary Shares in a manner that could prejudice holders of Depositary Shares or that could affect their ability to transfer Depositary Shares, among others; and

•	the Depositary may take other actions inconsistent with the best interests of holders of Depositary Shares.

Risks Relating to Our Debt

We have substantial debt and may incur substantial additional debt, including secured debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments under the notes.

As of December 31, 2017, we had $1,717.8 million in aggregate principal amount of debt outstanding, of which $697.2 million was unsecured.

Our substantial debt could have important consequences to holders of our common stock. Because of our substantial debt:

•

our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to our debt may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we will be exposed to the risk of increased interest rates because our borrowings under our senior secured credit facilities will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•

we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and, as a result, we may not be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•

our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital expenditures that are necessary or important to our growth strategy and efforts to improve operating margins or our business.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future as the terms of the indenture governing our 11.25% Senior Secured Notes due 2022 (the “2022 Senior Secured Notes”) and the indenture governing our 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”) do not fully prohibit us or our subsidiaries from doing so. The terms of the indenture governing the 7.25% Senior Notes due 2022 (the “2022 Logistics Senior Notes”) of Navios South American Logistics (“Navios Logistics”), the agreements governing the terms of Term Loan B Facility (the “Term Loan B Facility”) and the agreements governing the terms of the other indebtedness of Navios Logistics also permit Navios Logistics to incur substantial additional indebtedness in accordance with the terms of such agreements. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business.

Our secured credit facilities and our indentures impose certain operating and financial restrictions on us. These restrictions limit our ability to:

•	incur or guarantee additional indebtedness;

•	create liens on our assets;

•	make new investments;

•	engage in mergers and acquisitions;

•	pay dividends or redeem capital stock;

•	make capital expenditures;

•	engage in certain FFA trading activities;

•	change the flag, class or commercial and technical management of our vessels;

•	enter into long-term charter arrangements without the consent of the lender; and

•	sell any of our vessels.

The agreements governing the terms of Navios Logistics’ indebtedness impose similar restrictions upon Navios Logistics.

Therefore, we and Navios Logistics will need to seek permission from our respective lenders in order to engage in some corporate and commercial actions that believe would be in the best interest of our respective business, and a denial of permission may make it difficult for us or Navios Logistics to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. The interests of our and Navios Logistics’ lenders may be different from our respective interests or those of our holders of common stock, and we cannot guarantee that we or Navios Logistics will be able to obtain the permission of lenders when needed. This may prevent us or Navios Logistics from taking actions that are in best interests of us, Navios Logistics or our stockholders. Any future debt agreements may include similar or more restrictive restrictions.

Our ability to generate the significant amount of cash needed to pay interest and principal and otherwise service our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on multiple factors, many of which may be beyond our control.

The ability of us and Navios Logistics to make scheduled payments on or to refinance our respective debt obligations will depend on our respective financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond the control of us and Navios Logistics.

The principal and interest on such debt will be paid in cash. The payments under our and Navios Logistics’ debt will limit funds otherwise available for our respective working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, the current liabilities us or Navios Logistics may exceed our respective current assets. We or Navios Logistics may need to take on additional debt as we expand our respective fleets or other operations, which could increase our respective ratio of debt to equity. The need to service our respective debt may limit funds available for other purposes, and our or Navios Logistics’ inability to service debt in the future could lead to acceleration of such debt, the foreclosure on assets such as owned vessels or otherwise negatively affect us.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indentures governing our outstanding notes and our secured credit facilities.

The indenture governing the 2022 Senior Secured Notes, the indenture governing the 2022 Notes, the indentures governing the 2022 Logistics Senior Notes and our and Navios Logistics’ secured credit facilities contain certain change of control provisions. If we or Navios Logistics experience specified changes of control under our respective notes, we or Navios Logistics, as the case may be, will be required to make an offer to repurchase all of our respective outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control may constitute a default under our and Navios Logistics’ secured credit facilities. In the event of a change of control under these debt agreements, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under these debt agreements, including but not limited to, repaying all indebtedness outstanding under the applicable secured credit facilities or repurchasing the applicable notes.

If the volatility in the London InterBank Offered Rate, or LIBOR, continues, it could affect our profitability, earnings and cash flow.

LIBOR has been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. See also “Item 11 Qualitative and Quantitative Disclosures about Market Risk.”

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure of our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry cargo commodity supply;

•	types and sizes of vessels;

•	development viability and increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	cost of newbuilding vessels;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry; and

•

the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the market values of our owned vessels decrease, we may breach covenants contained in our secured credit facilities. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss. Navios Logistics may be subject to similar ramifications under its credit facilities if the market values of its owned vessels decrease.

In addition, as vessels grow older, they generally decline in value. We will review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels, which can be volatile for vessels employed on short-term charters or in the spot market. Any impairment charges incurred as a result of declines in charter rates would negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

We may require additional financing to acquire vessels or business or to exercise vessel purchase options, and such financing may not be available.

In the future, we may be required to make substantial cash outlays to exercise options or to acquire vessels or business and will need additional financing to cover all or a portion of the purchase prices. We intend to cover the cost of such items with new debt collateralized by the vessels to be acquired, if applicable, but there can be no assurance that we will generate sufficient cash or that debt financing will be available. Moreover, the covenants in our senior secured credit facility, the indentures or other debt, may make it more difficult to obtain such financing by imposing restrictions on what we can offer as collateral.

We have substantial equity investments in seven companies, six of which are not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.

As of December 31, 2017, we had a 63.8% ownership interest in Navios Logistics, and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are shown in our consolidated financial statements.

We also have substantial equity investments in two public companies that are accounted for under the equity method — Navios Acquisition and Navios Partners. As of December 31, 2017, we held 42.9% of the voting stock and 46.2% of the economic interest of Navios Acquisition and 20.8% of the equity interest in Navios Partners (including a 2.0% general partner interest). As of such date, the carrying value of our investments in these two affiliated companies amounted to $166.4 million.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investment, in fiscal year 2017, we received $14.6 million in dividends from Navios Acquisition. Furthermore, we receive management and general and administrative fees from Navios Acquisition and Navios Partners, which amounted to $104.0 million and $70.5 million, respectively, in fiscal year 2017.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and 50%, 50% and 0%, voting interests, respectively. As of December 31, 2017, Navios Holdings portion of the Navios Term Loans I (as defined herein) relating to Navios Europe I was $4.8 million.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. As of December 31, 2017, Navios Holdings portion of the Navios Term Loans II (as defined herein) relating to Navios Europe II was $6.7 million.

On June 8, 2017, Navios Containers completed a private placement in which Navios Holdings invested $5.0 million. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. As of December 31, 2017, Navios Holdings owned 3.4% of Navios Containers’ common stock and warrants, for 1.7% of the equity of Navios Containers and the carrying amount of the investment in Navios Containers was $5.2 million.

During the year ended December 31, 2017, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels and their carrying value amounted to $0.2 million as of December 31, 2017. During the year ended December 31, 2013, the Company received shares of Korea Line Corporation (“KLC”) and during the year ended December 31, 2015 the Company received shares of STX. During the third quarter of 2016, the Company sold all its KLC and STX securities it held at the time.

Our ownership interest in Navios Logistics, Navios Acquisition, Navios Partners, Navios Containers, Navios Europe I, Navios Europe II, STX and the reflection of such companies (or the investment relating thereto) on our balance sheets and any income generated from or related to such companies are subject to a variety of risks, including risks relating to the respective business of Navios Logistics, Navios Acquisition, Navios Partners, Navios Containers, Navios Europe I and Navios Europe II as disclosed in their respective public filings with the SEC or management reports. The occurrence of any such risks may negatively affect our financial condition.

We evaluate our investments in Navios Acquisition, Navios Partners, Navios Containers, Navios Europe I, Navios Europe II and STX for “other-than-temporary impairment” (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near term prospects, and (iii) the intent and ability of the Company to retain our investment in these companies, for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2017, management considers the decline in the market value of its investment in Navios Acquisition to be temporary. However, there is the potential for future impairment changes relative to this security if its respective fair value does not recover and an OTTI analysis indicates such write down is necessary, which may have a material adverse impact on our results of operations in the period recognized. During the year ended December 31, 2017, we did not recognize any impairment loss in earnings.

During the year ended December 31, 2016, the Company considered the decline in fair value of its investment in Navios Partners and Navios Acquisition as “other-than-temporary” and therefore, recognized a loss of $228.0 million in the accompanying consolidated statement of comprehensive (loss)/income.

During each of the years ended December 31, 2016 and 2015, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive income /(loss) of $0.3 million and $1.8 million, respectively. The respective loss was included within the caption “Other expense” in the accompanying consolidated statement of comprehensive (loss)/income.

Risks Relating to Navios Logistics

Navios Logistics’ grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of its grain port, including the loading and unloading operations, as well as the space in silos is exceeded, which could materially adversely affect its operations and revenues.

A significant portion of Navios Logistics’ grain port business is derived from handling and storage of soybeans and other agricultural products produced in the Hidrovia, mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in its dry port and cause the space in its silos to be exceeded, which in turn would affect its timely operations or its ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on its clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

Navios Logistics depends on a few significant customers for a large part of its revenues and the loss of one or more of these customers could materially and adversely affect its revenues.

In each of Navios Logistics’ businesses, a significant part of its revenues is derived from a small number of customers. Navios Logistics expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2017, its three largest customers, Vale International S.A. (“Vale”), YPF S.A. (“YPF”) and Axion Energy Argentina S.A. (“Axion Energy”), accounted for 20.3%, 13.7% and 12.7% of its revenues, respectively, and its five largest customers accounted for approximately 61.9% of its revenues. For the year ended December 31, 2016, Navios Logistics’ two largest customers, Vale, Axion Energy and Cammesa S.A. (“Cammesa”), accounted for 28.0%, 13.8% and 11.5%, of its revenues, respectively, and its five largest customers accounted for approximately 67.4% of its revenues. For the year ended December 31, 2015, Navios Logistics’ two largest customers, Vale and Cammesa, accounted for 27.8% and 12.9% of its revenues, respectively, and its five largest customers accounted for approximately 61.7% of its revenues. In addition, some of Navios Logistics’ customers, including many of its most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of its services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of its significant customers, including our large take-or-pay customers or the change of the contractual terms of one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect its financial condition and its results of operations.

If one or more of Navios Logistics’ customers does not perform under one or more contracts with it and Navios Logistics is not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, Navios Logistics could suffer a loss of revenues that could materially adversely affect its business, financial condition and results of operations.

Navios Logistics could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, disagreements with Navios Logistics or otherwise;

•	the customer terminates the contract because Navios Logistics fails to meet their contracted storage needs and/or the contracted operational performance;

•

the customer terminates the contract because Navios Logistics fails to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

Navios Logistics could also become involved in legal disputes with customers, including but not limited to Navios Logistics’ long-term take-or pay customers, relating to its contracts, be it through litigation, arbitration or otherwise, which could lead to delays in, or suspension or termination of its take-or-pay contracts or others and result in time-consuming, disruptive and expensive litigation or arbitration. If such contracts are suspended for an extended period of time, or if a number of Navios Logistics’ material contracts are terminated or renegotiated, its financial condition and results of operations could be materially adversely affected. Even if Navios Logistics prevail in legal disputes relating to its customer contracts, which could entitle it to compensation, Navios Logistics cannot assure you that it would receive such compensation on a timely basis or in an amount that would fully compensate Navios Logistics for its losses. For example, on March 30, 2016, Navios Logistics received written notice from Vale stating that Vale will not be performing the service contract entered into between Corporacion Navios S.A. and Vale on September 27, 2013, relating to the iron ore port facility in Nueva Palmira, Uruguay. The Company initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, Navios Logistics may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

Navios Logistics’ business can be affected by adverse weather conditions, effects of climate change and other factors beyond its control, that can affect production of the goods it transports and stores as well as the navigability of the river system on which it operates.

A significant portion of Navios Logistics’ business is derived from the transportation, handling and storage of iron ore, soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for its services. This would, in turn, negatively impact its results of operations and financial condition. Furthermore, Navios Logistics’ fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit its ability to effectively transport cargo on the rivers. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for its services or its operations.

For instance, a prolonged drought, the possible effects of climate change, or other turn of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or Navios Logistics’ business in general may, in the short-term, result in a reduction in the market value of its ports, barges and pushboats that operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably Navios Logistics’ barges and pushboats in the Hidrovia and Navios Logistics is forced to sell them to a third party located outside of the region, there is a limited market in which it would be able to sell these vessels, and accordingly it may be forced to sell them at a substantial loss.

Navios Logistics may be unable to obtain financing for its growth or to fund its future capital expenditures, which could materially adversely affect its results of operations and financial condition.

Navios Logistics’ capital expenditures during 2015, 2016 and 2017 were $27.0 million, $91.2 million and $46.5 million, respectively, used to acquire and/or pay installments for among others one bunker vessel, one newbuilding estuary tanker vessel, six pushboats, 72 newbuilding barges and to expand Navios Logistics’ port terminal operations through the construction of an iron ore port terminal facility. In order to follow its current strategy for growth, Navios Logistics will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

In the future, Navios Logistics will also need to make capital expenditures required to maintain its current ports, fleet and infrastructure. Cash generated from its earnings may not be sufficient to fund all of these measures. Accordingly, Navios Logistics may need to raise capital through borrowings or the sale of debt or equity securities. Navios Logistics’ ability to obtain bank financing or to access the capital markets for future offerings may be limited by its financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond its control. If Navios Logistics fails to obtain the funds necessary for capital expenditures required to maintain its ports, fleet and infrastructure, it may be forced to take vessels out of service or curtail operations, which could materially harm its revenues and profitability. If Navios Logistics fails to obtain the funds that might be necessary to acquire new vessels, expand its existing infrastructure, or increase its working capital or capital expenditures, Navios Logistics might not be able to grow its business and its earnings could suffer. Furthermore, despite covenants under the indenture governing the 2022 Logistics Senior Notes and Term Loan B Facility and the agreements governing its other indebtedness, Navios Logistics will be permitted to incur additional indebtedness, which would limit cash available for working capital, and to service its indebtedness.

Spare parts or other key equipment needed for the operation of Navios Logistics’ ports and fleet may not be available off the shelf and, as a result, it may face substantial delays, which could result in loss of revenues while waiting for those spare parts to be produced and delivered to Navios Logistics.

Navios Logistics’ ports and its fleet may need spare parts to be provided in order to replace old or damaged parts in the normal course of its operations. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for Navios Logistics’ vessels and its ports (such as engine makers, propulsion systems makers, control system makers and others) may not have the spare parts needed available immediately (or off the shelf) and may have to produce them when required. If this was the case, Navios Logistics vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in a substantial loss of revenues for Navios Logistics.

Navios Logistics owns and operates an up-river port terminal in San Antonio, Paraguay that it believes is well-positioned to become a hub for industrial development based upon the depth of the river in the area and the convergence between land and river transportation. If the port does not become a hub for industrial development, its future prospects could be materially and adversely affected.

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay. Navios Logistics believes that the port’s location south of the city of Asuncion, the depth of the river in the area and the convergence between land and river transportation make this port well-positioned to become a hub for industrial development. However, if the location is not deemed to be advantageous, or the use of the river or its convergence with the land is not fully utilized for transportation, then the port would not become a hub for industrial development, and its future prospects could be materially and adversely affected.

The risks and costs associated with ports as well as vessels increase as the operational port equipment and vessels age.

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to Navios Logistics’ port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. The failure to make capital expenditures to alter or add new equipment to Navios Logistics’ barges, pushboats or vessels may restrict the type of activities in which these barges, pushboats and vessels may engage and may decrease their operational efficiency and increase Navios Logistics’ costs. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for its vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, Navios Logistics’ vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for Navios Logistics. As charterers prefer newer vessels that are more fuel efficient than older vessels, the age of some of Navios Logistics’ vessels, barges and pushboats may make them less attractive to charterers. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well.

Navios Logistics cannot assure you that, as its operational port equipment and vessels barges and pushboats age, market conditions will justify those expenditures or enable Navios Logistics to operate them profitably during the remainder of their useful lives. If Navios Logistics sells such assets, it may have to sell them at a loss, or opt to scrap its assets, and if clients no longer use its ports or charter-out its vessels due to their age, its results of operations could be materially adversely affected.

As Navios Logistics expands its business, it may have difficulty managing its growth, including the need to improve its operations and financial systems, staff and crew or to receive required approvals to implement its expansion projects. If Navios Logistics cannot improve these systems, recruit suitable employees or obtain required approvals, it may not be able to effectively control its operations.

Navios Logistics intends to grow its port terminal, barge and cabotage businesses, either through land acquisition and expansion of its port facilities, through purchases of additional vessels, through chartered-in vessels or acquisitions of other logistics and related or complementary businesses. The expansion and acquisition of new land or addition of vessels to its fleet will impose significant additional responsibilities on its management and staff, and may require Navios Logistics to increase the number of its personnel. Navios Logistics will also have to increase its customer base to provide continued activity for the new businesses.

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, Navios Logistics has available land within the Nueva Palmira Free Zone in Uruguay as well as near the Free Zone where it plans to expand its port facility and construct a port terminal for liquid cargo. In order to complete these projects, however, Navios Logistics needs to receive required authorization from several authorities. If these authorities deny its request for authorization, or if existing authorizations are revoked, Navios Logistics will not be able to proceed with these projects.

Growing any business by acquisition presents numerous risks. Acquisitions expose Navios Logistics to the risk of successor liability relating to actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence Navios Logistics conducts in connection with an acquisition, and any contractual guarantees or indemnities that it receives from the sellers of acquired companies or assets may not be sufficient to protect it from, or compensate it for, actual liabilities. Any material liability associated with an acquisition could adversely affect Navios Logistics’ reputation and results of operations and reduce the benefits of the acquisition. Other risks presented include difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired assets or operations into existing infrastructures.

Management is unable to predict whether or when any prospective acquisition will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. Navios Logistics’ ability to expand its business through acquisitions depends on many factors, including its ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. Navios Logistics cannot give any assurance that it will be successful in executing its growth plans or that it will not incur significant expenses and losses in connection therewith or that its acquisitions will perform as expected, which could materially adversely affect its results of operations and financial condition. Furthermore, because the volume of cargo Navios Logistics ships is at or near the capacity of its existing barges during the typical peak harvest season, its ability to increase volumes shipped is limited by its ability to acquire or charter-in additional barges.

With respect to Navios Logistics’ existing infrastructure, its initial operating and financial systems may not be adequate as Navios Logistics implements its plan to expand, and its attempts to improve these systems may be ineffective. If Navios Logistics is unable to operate its financial and operations systems effectively or to recruit suitable employees as it expands its operations, it may be unable to effectively control and manage the substantially larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is generally harder to manage a larger operation than a smaller one and, accordingly, more likely that errors will occur as operations grow. Additional management infrastructure and systems will be required in connection with such growth to attempt to avoid such errors.

Rising crew costs, fuel prices and other cost increases may adversely affect Navios Logistics’ profits.

At December 31, 2017, Navios Logistics employed 395 land-based employees and 597 seafarers as crew on its vessels. Crew costs are a significant expense for Navios Logistics. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which Navios Logistics generally bears under its time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for Navios Logistics to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in Navios Logistics’ barge and cabotage businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of Navios Logistics’ long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. Navios Logistics may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent Navios Logistics’ contracts do not pass-through changes in fuel prices to its clients, Navios Logistics will be forced to bear the cost of fuel price increases. Navios Logistics may hedge in the futures market all or part of its exposure to fuel price variations. Navios Logistics cannot assure you that it will be successful in hedging its exposure. In the event of a default by Navios Logistics’ contractual counterparties or other circumstance affecting their performance under a contract, Navios Logistics may be subject to exposure under, and may incur losses in connection with, its hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. Navios Logistics may not be able to pass onto its customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect Navios Logistics’ results of operations.

Navios Logistics’ industry is highly competitive, and it may not be able to compete successfully for services with new companies with greater resources.

Navios Logistics provides services through its ports and employs its fleet in highly competitive markets. The river and sea coastal logistics market is international in scope and Navios Logistics competes with many different companies, including other port or vessel owners and major oil companies.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to Navios Logistics. With respect to exports, its competitors are Montevideo Port in Montevideo and Ontur and TGU in Nueva Palmira. The main competitor of its liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Petrobras and Trafigura Pte Ltd.

Navios Logistics faces competition in its barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators. The charter markets in which its vessels compete are highly competitive. Key competitors include the successor of Ultrapetrol Bahamas Ltd., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of its customers, including ADM, International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus”) and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of Navios Logistics in its primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

Navios Logistics’ competitors may be able to offer their customers lower prices, higher quality service and greater name recognition than Navios Logistics does. Accordingly, Navios Logistics may be unable to retain its current customers or to attract new customers.

If Navios Logistics fails to fulfill the oil majors’ vetting processes, it could materially adversely affect the employment of its tanker vessels in the spot and period markets, and consequently its results of operations.

While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, OCIMF, have developed and are implementing two basic tools: (a) the Ship Inspection Report Program (“SIRE”) and (b) the Tanker Management and Self Assessment (“TMSA”) program. The former is a ship inspection based upon a thorough Vessel Inspection Questionnaire and performed by OCIMF-accredited inspectors, resulting in a report being logged on SIRE. The report is an important element of the ship evaluation undertaken by any oil major when a commercial need exists.

Based upon commercial needs, there are three levels of assessment used by the oil majors: (a) terminal use, which will clear a vessel to call at one of the oil major’s terminals, (b) voyage charter, which will clear the vessel for a single voyage and (c) term charter, which will clear the vessel for use for an extended period of time. While for terminal use and voyage charter relationships, a ship inspection and the operator’s TMSA will be sufficient for the evaluation to be undertaken, a term charter relationship also requires a thorough office audit. An operator’s request for such an audit is by no means a guarantee one will be performed; it will take a long record of proven excellent safety and environmental protection on the operator’s part as well as high commercial interest on the part of the oil major to have an office audit performed. If Navios Logistics fails to clear the vetting processes of the oil majors, it could have a material adverse effect on the employment of our vessels, and, consequently, on its results of operations.

Navios Logistics may employ its fleet on the spot market and thus expose itself to risk of losses based on short-term decreases in shipping rates.

Navios Logistics periodically employs some of its fleet on a spot basis. As of December 31, 2017, 58% of its cabotage fleet and 34% of its barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of its barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in its target markets have not yet been clearly determined but Navios Logistics expects them to exhibit significant volatility as the South American markets mature. Navios Logistics cannot assure you that it will be successful in keeping its fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or its inability to fully employ its fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect its results of operations, and operating cash flow.

Navios Logistics does not carry any strike insurance of its vessels. As a result, if Navios Logistics were to become subject to a labor strike, it may incur uninsured losses, which could have a material adverse effect on its results of operations.

Navios Logistics does not currently maintain any strike insurance for its vessels. As a result, if the crew of its vessels were to initiate a labor strike, Navios Logistics could incur uninsured liabilities and losses as a result. There can be no guarantee that Navios Logistics will be able to obtain additional insurance coverage in the future, and even if Navios Logistics is able to obtain additional coverage, it may not carry sufficient insurance coverage to satisfy potential claims. Should uninsured losses occur, it could have a material adverse effect on its results of operations.

Certain of Navios Logistics’ directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by Navios Logistics which may compete directly with it, causing such persons to have conflicts of interest.

Some of Navios Logistics’ directors, officers and principal stockholders have affiliations with entities that have similar business activities to those conducted by Navios Logistics. In addition, certain of Navios Logistics’ directors are also directors of shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with Navios Logistics. Although Navios Logistics does not prevent its directors, officers and principal stockholders from having such affiliations, Navios Logistics uses its best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. Navios Logistics’ officers and employee directors devote their full time and attention to its ongoing operations, and its non-employee directors devote such time as is necessary and required to satisfy their duties as directors of a company.

Navios Logistics’ success depends upon its management team and other employees, and if it is unable to attract and retain key management personnel and other employees, its results of operations may be negatively impacted.

Navios Logistics’ success depends to a significant extent upon the abilities and efforts of its management team and its ability to retain them. In particular, many members of its senior management team, including its Chairman, its Chief Executive Officer, its Chief Financial Officer, its Chief Operating Officers and its Chief Commercial Officer, have extensive experience in the logistics and shipping industries. If Navios Logistics was to lose their services for any reason, it is not clear whether any available replacements would be able to manage its operations as effectively. The loss of any of the members of its management team could impair Navios Logistics’ ability to identify and secure vessel contracts, to maintain good customer relations and to otherwise manage its business, which could have a material adverse effect on its financial performance and its ability to compete. Navios Logistics does not maintain key man insurance on any of its officers. Further, the efficient and safe operation of its fleet and ports requires skilled and experienced crew members and employees. Difficulty in hiring and retaining such crew members and employees could adversely affect its results of operations.

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, wages and taxes, restrictions on production, imports and exports, have had and could continue to have a material adverse effect on Navios Logistics. Navios Logistics cannot provide any assurance that future economic, social and political developments in Argentina, over which it has no control, will not impair its business, financial condition or results of operations, the guarantees or the market price of the 2022 Logistics Senior Notes.

The future economic and political environment of Argentina is uncertain.

The administration that took office in Argentina on December 10, 2015 has announced and implemented several significant economic and policy reforms, including reforms to the foreign exchange market in order to provide greater flexibility and easier access to the foreign exchange market. Likewise, export duties on several agricultural products and export duties on most industrial and mining exports were eliminated.

We can offer no assurances as to the policies that may be implemented by the new Argentine administration, or that political developments or social unrest in Argentina will not adversely affect our financial condition and results of operations.

The continuing inflation may have material adverse effects on the Argentine economy.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and remained relatively high for more than a decade. The reliability of INDEC’s statistics has been widely questioned. In February 2013, the IMF censured Argentina for its inaccurate financial statistics. In response, in 2014, INDEC adopted the IPCNu, an improved methodology for calculating the CPI, and estimated the 2014 CPI to be 23.9%.

However, the current administration as one of its first measures declared a state of administrative emergency, suspending momentarily the publication of all indexes until the INDEC is capable of accurately calculating such indexes. During this suspension period, the inflation rate was informed through data provided by the City of Buenos Aires and the province of San Luis.

On July 15, 2016, INDEC published its inflation index again, indicating that the CPI showed, for June, July, August, September, October, November and December of 2016, variations of 3.1%, 2%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2% compared to previous month, respectively. Furthermore, according to the most recent publicly available information, the inflation rate was 24.8% for the year 2017.

On the other hand, INDEC published the index of poverty and indigence, which estimated that poverty reaches 28.6% of Argentines and indigence, 6.2% during the first semester of 2017.

As a result of the readjustment of INDEC indexes, the IMF Executive Board announced, on November 9, 2016, the lifting of the censorship imposed on Argentina in 2013 due to lack of consistency in its statistical data.

Over the last few years, the Argentine government has implemented certain programs aimed at controlling inflation and monitoring the prices of many goods and services, including price agreements between the Argentine government and private sector companies.

The increase in wages and public spending, the adjustment of some utility tariffs and the expiration of the price agreements signed by the Argentine government could have a direct influence on inflation. In the past, inflation undermined the Argentine economy substantially, as well as the ability of the Argentine government to create conditions leading to growth. In turn, because part of the Argentine debt is adjusted by the Reference Stabilization Coefficient (“CER”), strongly related to inflation, its increase would have a negative effect on the level of public indebtedness.

A high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by a devaluation of the Argentine peso, which could also negatively affect economic activity and employment levels. While most of the client contracts of Navios Logistics’ Argentine subsidiaries are denominated in U.S. dollars, freight under those contracts is collected in Argentine pesos at the prevailing exchange rate. These contracts also include crew cost adjustment terms. Uncertainty about future inflation may contribute to slowdown or contraction in economic growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Navios Logistics’ Argentine subsidiaries could be affected by inflation and exchange rate volatility in the future.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent Navios Logistics’ Argentine subsidiaries from transferring funds for the payment of the 2022 Logistics Senior Notes or the related guarantees.

In 2001 and during the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, which precipitated a liquidity crisis within the Argentine financial system, which prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits. Despite the reduction on some of these restrictions in the following years, significant government controls and restrictions remained in place.

In December 2015, the Argentine government implemented several reforms to the foreign exchange market regulations and provided easier access to the foreign exchange market for individuals and companies. Consequently, as from December 17, 2015, the new financial indebtedness transactions abroad of the non-financial private sector, financial sector and local governments will not be subject to the obligation to bring to and liquidate funds in the MULC (the single and free floating foreign exchange market). Fund liquidation at MULC (the single and free floating foreign exchange market) will be a condition precedent for the further access to that market so as to cater for capital and interest services. If the funding enters local accounts in foreign currency in the country, the liquidation of the funds deposited will need to be evidenced.

Additionally, pursuant to recent regulations, financial indebtedness taken through the MULC and financial debt rollovers with non-residents in the financial sector and non-financial private sector will not need to meet a minimum period of stay, and may be canceled at any time.

Some remaining controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair Navios Logistics ability to transfer funds generated by its Argentine operations in U.S. dollars outside Argentina to it for the payment of its indebtedness. In addition, any other restrictions or requirements, that may be imposed in the future, expose Navios Logistics to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.

The Argentine government has made certain changes to its tax rules that affected Navios Logistics’ operations in Argentina in the past, and could further increase the fiscal burden on its operations in Argentina in the future.

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. Since the substantial devaluation of the Argentine peso in 2002, the amounts that the Argentine tax authorities permit Navios Logistics to deduct as depreciation for its past investments in plant, property and equipment have been substantially reduced, resulting in a higher effective income tax charge.

However, in December 2016, a reform to the Income Tax Law was passed by the National Congress. Some of the main modifications were: (i) personal deductions were raised; (ii) a new scale of aliquots was established, including a greater number of tranches and beginning taxing with a 5% aliquot; (iii) new deductions were established for per diem and room rent; (iv) extra amounts paid to employees in the form of overtime for services on national holidays, non-business days and weekends is exempt from income tax; and (v) the updating of the Average Taxable Compensation for Government Employees (RIPTE) was established as of fiscal year 2018, with respect to personal deduction amounts and tax tranches. In order to finance the reduction of tax resources that these reforms will entail, an indirect tax on on-line betting and an extraordinary tax on US dollar futures transactions were created; in addition, the figure of the surrogate decision-maker in Value Tax Added in relation to operations involving external subjects was established.

If the Argentine government decides to alter the tax burden on Navios Logistics’ operations in Argentina, its results of operations and financial condition could be materially and adversely affected.

The Argentine economy could be adversely affected by economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the EU, China and the U.S.) could have a material adverse impact on Argentina’s balance of trade and could adversely affect Argentina’s economic growth. In particular, Brazil’s economy, which is Argentina’s largest export market and its principal source of imports, is currently experiencing heightened negative pressure due to the uncertainties stemming from ongoing political crises, including the corruption investigations and allegations and criminal convictions involving certain politicians. The Brazilian economy declined by 3.6% during 2016. In addition, the Brazilian currency lost approximately 17.7% of its value relative to the U.S. dollar in 2016. Brazilian demand for Argentine exports has generally declined over the past five years and further deterioration of economic conditions in Brazil may increasingly reduce demand for Argentine exports and create advantages for Brazilian imports. Further adverse developments in the Brazilian political and economic crisis may have further negative effects on the Argentine economy and our operations.

Argentina may also be affected by other countries that have influence over world economic cycles. If interest rates rise significantly in developed economies, including the U.S., emerging market economies, including Argentina, could find it increasingly challenging and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

Future policies of the Argentine government may affect the economy as well as Navios Logistics’ operations.

During past years, the Argentine government took several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. On May 3, 2012, expropriation law 26,741 was passed by the Argentine Congress, providing for the expropriation of 51% of the share capital of YPF S.A., represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities, which have been declared of public interest. The Argentine government made an offer to compensate Repsol YPF for around $5.0 billion, which was accepted by the Board of Directors and shareholders of Repsol YPF and confirmed by the Argentine Congress. Although the current administration has not implemented or advocated any nationalization or expropriation measures, similar measures, such as mandatory renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, among others, that may be adopted by the Argentine government in the future could adversely affect Navios Logistics’ business, financial condition and results of operations.

Risks Relating to Uruguayan Free Zone Regulation

Certain of Navios Logistics’ subsidiaries in Uruguay are operating as direct free trade zone users under an agreement with the Free Zone Division of the Uruguayan General Directorate of Commerce allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that Navios Logistics’ subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. However, Navios Logistics’ subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the free trade zone contracts or framework, including exceeding the limit on non-Uruguayan employees or engaging in industrial, commercial or service activities outside of a free trade zone in Uruguay. In this case, Navios Logistics’ subsidiaries may continue with their operations from the free zone, but under a different tax regime.

Other Risks Relating to the Countries in which Navios Logistics’ Operates

Navios Logistics is an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.

Navios Logistics is an international company and conducts all of its operations outside of the U.S., and expects to continue doing so for the foreseeable future. These operations are performed in countries that are historically less developed and stable than the U.S., such as Argentina, Brazil, Bolivia, Paraguay and Uruguay.

Some of the other risks Navios Logistics is generally exposed to through its operations in emerging markets include among others:

•	political and economic instability, changing economic policies and conditions, and war and civil disturbances;

•	recessions in economies of countries in which Navios Logistics has business operations;

•	frequent government interventions into the country’s economy, including changes to monetary, fiscal and credit policy;

•

the imposition of additional withholding, income or other taxes, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

•	the modification of Navios Logistics’ status or the rules and regulations relating to the international tax-free trade zone in which it operates its dry port;

•	the imposition of executive and judicial decisions upon Navios Logistics’ vessels by the different governmental authorities associated with some of these countries;

•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;

•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

•	difficulties and costs of staffing and managing its foreign operations;

•	compliance with anti-bribery laws; and

•	acts of terrorism.

These risks may result in unforeseen harm to Navios Logistics’ business and financial condition. Also, some of its customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could materially adversely affect Navios Logistics.

Navios Logistics’ business in emerging markets requires it to respond to rapid changes in market conditions in these countries. Navios Logistics’ overall success in international markets depends, in part, upon its ability to succeed in different legal, regulatory, economic, social and political conditions. Navios Logistics may not continue to succeed in developing and implementing policies and strategies that will be effective in each location where it does business. Furthermore, the occurrence of any of the foregoing factors may have a material adverse effect on its business and results of operations.

The governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay have entered into a treaty that commits each of them to participate in a regional initiative to integrate the region’s economies. There is no guarantee that such an initiative will be successful or that each of the governments involved in the initiative will follow through on its intentions to participate and if such regional initiative is unsuccessful, it could have a material adverse impact on Navios Logistics’ results of operations.

The governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay have entered into a treaty that commits each of them to participate in a regional initiative to integrate the region’s economies, a central component of which is water transportation in the Hidrovia. Although Navios Logistics believes that this regional initiative of expanding navigation on the Hidrovia river system will result in significant economic benefits, there is no guarantee that such an initiative will ultimately be successful, that each country will follow through on its intention to participate, or that the benefits of this initiative will match Navios Logistics’ expectations of continuing growth in the Hidrovia or reducing transportation costs. If the regional initiative is unsuccessful, Navios Logistics’ results of operations could be materially and adversely affected.

Changes in rules and regulations with respect to cabotage or their interpretation in the markets in which Navios Logistics’ operate could have a material adverse effect on its results of operations.

In the markets in which Navios Logistics currently operates, in cabotage or regional trades, it is subject to restrictive rules and regulations on a region by region basis. Its operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Argentine cabotage for Argentine flagged vessels or foreign flagged vessels operated by local established operators with sufficient Argentine tonnage under one to three years’ licenses, including its Argentine cabotage vessels. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on Navios Logistics’ current or future cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of its vessels in those trades) or less restrictive (which could result in increased competition in these markets).

Because Navios Logistics generates the majority of its revenues in U.S. dollars but incurs a significant portion of its expenses in other currencies, exchange rate fluctuations could cause it to suffer exchange rate losses, thereby increasing expenses and reducing income.

Navios Logistics engages in regional commerce with a variety of entities. Although its operations expose Navios Logistics to certain levels of foreign currency risk, its revenues are predominantly U.S. dollar-denominated at the present. Additionally, Navios Logistics’ South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2017, 2016 and 2015 approximately 60.3%, 61.1% and 61.9%, respectively, of its expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing Navios Logistics’ income. A greater percentage of Navios Logistics’ transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of its overall risk management policy, Navios Logistics may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee it will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which it operates may occur, and if such fluctuations were to occur in one or a combination of the countries in which it operates, its results of operations or financial condition could be materially adversely affected.

Tax Risks

We may earn U.S. source income that is subject to tax, thereby adversely affecting our results of operations and cash flows.

Under the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S.-source shipping income. U.S.-source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S.-source shipping income is effectively connected with the conduct of a trade or business in the U.S., U.S. federal corporate income tax (the highest statutory rate presently is 21.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries qualifies and will continue to qualify for the foreseeable future for this statutory tax exemption under Section 883 with respect to our U.S.-source shipping income, provided that our common stock continues to be listed on the NYSE and represents more than 50.0% of the total combined voting power of all classes of our stock entitled to vote and of the total value of our stock, and less than 50.0% of our common stock is owned, actually or constructively under specified stock attribution rules, on more than half the number of days in the relevant year by persons who each own 5.0% or more of the vote and value of our common stock. Our ability to qualify for the exemption at any given time will depend upon circumstances related to the ownership of our common stock at such time and thus are beyond our control. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. Accordingly, we can give no assurance that we would qualify for the exemption under Section 883 with respect to any such income we earn. If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S.-source shipping income or, if such U.S. source shipping income were effectively connected with the conduct of a trade or business in the U.S., U.S. federal corporate income tax as well as a branch profits tax for those years. As a result, depending on the trading patterns of our vessels, we could become liable for tax, and our net income and cash flow could be adversely affected. Please see the discussion under “Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of the Company—Taxation of Our Shipping Income.”

Navios Holdings may be taxed as a U.S. corporation.

The purchase by International Shipping Enterprises Inc. (“ISE”), our predecessor, of all of the outstanding shares of common stock of Navios Holdings, and the subsequent downstream merger of ISE with and into Navios Holdings took place on August 25, 2005. Navios Holdings is incorporated under the laws of the Republic of the Marshall Islands. ISE received an opinion from its counsel for the merger transaction that, while there is no direct authority that governs the tax treatment of the transaction, it was more likely than not that Navios Holdings would be taxed by the U.S. as a foreign corporation. Accordingly, we take the position that Navios Holdings will be taxed as a foreign corporation by the U.S.. If Navios Holdings were to be taxed as a U.S. corporation, its taxes would be significantly higher than they are currently.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate our business could result in a high tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings from our operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected. For example, in accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state, which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

We and our subsidiaries may be subject to taxation in the jurisdictions in which we and our subsidiaries conduct business. Such taxation would result in decreased earnings available to our stockholders.

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common stock arising in an investor’s particular situation under U.S. federal, state, local and foreign law.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the quarterly average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, capital gains and rents (other than rents derived other than in the active conduct of a rental business). For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC and additional tax filing obligations.

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2017 or for subsequent taxable years. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority, which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position and there is a risk that the IRS or a court of law could determine that we are a PFIC. In addition, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, and which election may not be available if our common stock were to cease to be listed on the NYSE), such stockholders would be liable to pay U.S. federal income tax at the then prevailing ordinary income tax rates, plus interest, upon excess distributions and upon any gain from the disposition of their shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of the common stock. In addition, for each year during which we are treated as a

PFIC and you actually or constructively own our common stock you generally will be required to file IRS Form 8621 with your U.S. federal income tax return to report certain information concerning your ownership of our common stock. Please see the discussion under “Taxation—Material U.S. Federal Income Tax Considerations — Taxation of U.S. Holders of our Common Stock — Passive Foreign Investment Company Status.”

Item 4. Information on the Company

A. History and Development of the Company

The legal and commercial name of the Company is Navios Maritime Holdings Inc. The Company’s office and principal place of business is located at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and its telephone number is (011) + (377) 9798-2140. The Company is a corporation incorporated under the BCA and the laws of the Republic of the Marshall Islands. Trust Company of the Marshall Islands, Inc. serves as the Company’s agent for service of process, and the Company’s registered address, as well as address of its agent for service of process, is Trust Company Complex, Ajeltake Island P.O. Box 1405, Majuro, Marshall Islands MH96960.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among ISE, Navios Holdings, and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc.

The Company operates a fleet of owned Capesize, Panamax, Ultra Handymax and Handysize vessels and a fleet of time chartered Capesize, Panamax, Ultra Handymax and Handysize vessels that are employed to provide worldwide transportation of bulk commodities. Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For over 60 years, Navios Holdings has had in-house technical ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners and charterers.

Navios Logistics

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed cash, and the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 63.8% of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for cash, and the issuance of 36.2% of Navios Logistics’ outstanding stock. As of December 31, 2017, Navios Holdings owned 63.8% of Navios Logistics.

Affiliates (not consolidated under Navios Holdings)

Navios Partners

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C., or the general partner, a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

On or prior to the closing of Navios Partners’ initial public offering, or IPO, in November 2007, Navios Holdings entered into certain agreements with Navios Partners: (a) a management agreement with Navios Partners pursuant to which Navios Shipmanagement Inc. (the “Manager”) , a wholly-owned subsidiary of Navios Holdings, provides Navios Partners with commercial and technical management services; (b) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (c) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain dry bulk carriers.

Since the formation of Navios Partners, Navios Holdings sold in total ten vessels to Navios Partners (the Navios Hope, the Navios Apollon, the Navios Hyperion, the Navios Aurora II, the Navios Fulvia, the Navios Melodia, the Navios Pollux, the Navios Luz, the Navios Orbiter and the Navios Buena Ventura) and also sold the rights of Navios Sagittarius to Navios Partners. All vessels were sold in exchange of cash and 5,601,920 common units of Navios Partners in total.

As of December 31, 2017, Navios Holdings’ interest in Navios Partners was 20.8% (including 2.0% general partner interest).

Navios Acquisition

Navios Acquisition (NYSE:NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

On July 1, 2008, Navios Acquisition completed its IPO. On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company. On that date, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011.

On May 28, 2010, Navios Holdings entered into (a) a management agreement with Navios Acquisition pursuant to which Navios Tankers Management Inc. (the “Tankers Manager”) provides Navios Acquisition commercial and technical management services; (b) an administrative services agreement with the Tankers Manager pursuant to which the Tankers Manager provides Navios Acquisition administrative services and is in turn reimbursed for reasonable costs and expenses; and (c) an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s vessel acquisition, governing, among other things, competition and rights of first offer on certain types of vessels and businesses.

On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition common stock it held for 1,000 shares of non-voting Series C Convertible Preferred Stock of Navios Acquisition and had

45.0% of the voting power and 53.7% of the economic interest in Navios Acquisition, since the preferred stock is considered, in substance, common stock for accounting purposes. From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company.

In February, May and September 2013, Navios Acquisition completed multiple offerings, including registered direct offerings and private placements to Navios Holdings and certain members of the management of Navios Acquisition, Navios Partners and Navios Holdings. A total of 94,097,529 shares were issued. As part of these offerings, Navios Holdings purchased in private placements an aggregate of 46,969,669 shares of Navios Acquisition common stock for $160.0 million. In February 2014, Navios Acquisition completed a public offering of 14,950,000 shares of its common stock.

As of December 31, 2017, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 42.9% and its economic interest in Navios Acquisition was 46.2%.

Navios Europe I

Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I under the laws of Marshall Islands and have economic interests of 47.5%, 47.5% and 5.0%, respectively and effective from November 2014, voting interests of 50%, 50% and 0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners also made available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”)..

Refer also to “Item 5. Operating and Financial Review and Prospects” in “Recent Developments”.

Navios Midstream

Navios Midstream (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

On October 13, 2014, Navios Acquisition formed Navios Midstream under the laws of the Marshall Islands. Navios Maritime Midstream Partners GP LLC, or the Midstream General Partner, a wholly-owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest in Navios Midstream.

As of December 31, 2017, and following the completion of the Navios Midstream’s IPO in November 2014 and the issuance of 1,592,920 of Subordinated Series A Units to Navios Acquisition in June 2015, Navios Acquisition had 59.0% interest and Navios Holdings had indirect economic interest of 27.2% (through its ownership in Navios Acquisition) and no direct equity interest.

On or prior to the closing of Navios Midstream’s IPO, Navios Holdings entered into certain agreements with Navios Midstream: (a) a management agreement with Navios Midstream pursuant to which the Tankers Manager, a wholly-owned subsidiary of Navios Holdings, provides Navios Midstream with commercial and technical management services; (b) an administrative services agreement with the Tankers Manager pursuant to which the Tankers Manager provides Navios Midstream administrative services; and (c) an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners, governing, among other things, when Navios Holdings, Navios Acquisition and Navios Partners may compete with Navios Midstream.

At the same time, Navios Holdings entered into an option agreement with Navios Acquisition, which expires on November 18, 2024, under which Navios Acquisition, which owns and controls Midstream General Partner, granted Navios Holdings the option to acquire a minimum of 25.0% of the outstanding membership interests in Midstream General Partner, and the incentive distribution rights in Navios Midstream at fair value. As of December 31, 2017, Navios Holdings had not exercised any part of that option.

Navios Europe II

Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulkers and seven container vessels.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II under the laws of Marshall Islands and have economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14.0 million.

Navios Containers

Navios Containers is a growth vehicle dedicated to the container sector of the maritime industry. On June 8, 2017, Navios Containers completed a private placement and Navios Holdings invested $5.0 million. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. On August 29, 2017 and on November 9, 2017, Navios Containers closed additional private placements.

As of December 31, 2017, Navios Holdings owned 3.4% of Navios Containers’ common stock and warrants, representing 1.7% of the equity of Navios Containers.

B. Business overview

Introduction

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For over 60 years, Navios Holdings has had an in-house ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding the Navios Logistics fleet), the average age of which is approximately 7.7 years, basis fully delivered fleet, consists of a total of 71 vessels, aggregating approximately 7.2 million dwt. Navios Holdings owns 14 Capesize vessels (169,000-182,000 dwt), eleven modern Ultra Handymax vessels (50,000-59,000 dwt), twelve Panamax vessels (74,000-85,000 dwt) and one Handysize vessel. It also time charters-in and operates a fleet of six Ultra Handymax, one Handysize, 19 Panamax, and seven Capesize vessels under long-term time charters. Navios Holdings has options to acquire 23 time chartered-in vessels (on one of which Navios Holdings holds an initial 50% purchase option).

Navios Holdings also offers commercial and technical management services to the fleets of Navios Partners, Navios Acquisition, Navios Midstream, Navios Europe I, Navios Europe II and Navios Containers. As

of December 31, 2017, Navios Partners’ fleet was comprised of 29 drybulk vessels and seven Container vessels. In each of October 2013, August 2014, February 2015, February 2016 and November 2017, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4,225 daily rate per Ultra-Handymax vessel; (ii) $4,325 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. As of December 31, 2017, Navios Acquisition’s fleet was comprised of 28 tankers and eight VLCC vessels. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. As of December 31, 2017, Navios Midstream’s fleet was comprised of six VLCC vessels and Navios Holdings receives a daily management fee of $9,500 per VLCC vessel. Drydocking expenses under this agreement will be reimbursed by Navios Midstream at cost at occurrence. Navios Europe I’s fleet was comprised of five tankers and five container vessels and management fees and drydocking expenses under the management agreement will be reimbursed at cost at occurrence. Navios Europe II’s fleet was comprised of seven dry bulker and seven container vessels and management fees and drydocking expenses under the management agreement will be reimbursed at cost at occurrence. As of December 31, 2017, Navios Containers’ fleet was comprised of 21 container vessels. The fee for the ship management services provided by Navios Holdings is a daily fee of $6,100 per day for 4,250 TEU, 3,450 TEU and 5,500 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost.

Navios Holdings’ strategy and business model focuses on:

•

Operation of a high quality, modern fleet. Navios Holdings owns and charters-in a modern, high quality fleet, having an average age of approximately 7.7 years, basis fully delivered fleet that provides numerous operational advantages including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure.

•

Pursuing an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 7.2 million dwt in tonnage, which, we believe, makes Navios Holdings one of the largest independent dry bulk operators in the world. Navios Holdings’ ability, through its long-standing relationships with various shipyards and trading houses, to charter-in vessels allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 23 time chartered vessels permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.

•

Capitalize on Navios Holdings’ established reputation. Navios Holdings believes its reputation and commercial relationships enable it to obtain favorable long-term time charters, enter into the freight market and increase its short-term tonnage capacity to complement the capacity of its core fleet, as well as to obtain access to cargo freight opportunities through COA arrangements not readily available to other industry participants. This reputation has also enabled Navios Holdings to obtain vessel acquisition terms as reflected in the purchase options contained in some of its long-term charters.

•

Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios Holdings uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management to hedge against, and in some cases, to generate profit from, such volatility.

•

Maintain customer focus and reputation for service and safety. Navios Holdings is recognized by its customers for the high quality of its service and safety record. Navios Holdings’ high standards for performance, reliability, and safety provide Navios Holdings with an advantageous competitive profile.

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs. Specifically, this strategy is implemented as follows:

•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•

The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the ship owner being responsible for operating costs and the charterer for voyage costs;

•

The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages; and

•

The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.7% as of December 31, 2017, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

Competitive Advantages

Controlling approximately 7.2 million dwt (excluding Navios Logistics) in dry bulk tonnage, Navios Holdings is one of the largest independent dry bulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium or long-term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals may be brought to the attention of Navios Holdings prior to even being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in large amounts of tonnage on a short, medium, or long-term basis on very short notice. This ability is possessed by relatively few ship owners and operators, and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the dry bulk markets.

Navios Holdings’ long involvement and reputation for reliability in the Asian Pacific region have also allowed it to develop privileged relationships with many of the largest trading houses in Japan, such as Marubeni Corporation and Mitsui & Co. Through these institutional relationships, Navios Holdings has obtained long-term charter-in deals, with options to extend time charters and options to purchase the majority of the vessels. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants who lack Navios Holdings’ brand recognition, credibility, and track record.

In addition to its long-standing reputation and flexible business model, management believes that Navios Holdings is well-positioned in the dry bulk market on the basis of the following factors:

•

A high-quality, modern fleet of vessels that provides a variety of operational advantages, such as lower insurance premiums, higher levels of productivity, and efficient operating cost structures, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age, fuel economy and quality of a vessel are of significant importance in competing for business;

•	A core fleet which has been chartered-in (some through 2030, assuming minimum available charter extension periods are exercised) on terms generally that allow Navios Holdings to charter-out the vessels at an attractive spread during strong markets and to weather down cycles in the market while maintaining low costs;

•

Strong commercial relationships with both freight customers and Japanese trading houses and ship owners, providing Navios Holdings with access to future attractive long-term time charters on newbuildings with valuable purchase options;

•

Strong in-house technical management team who oversee every step of technical management, from the construction of the vessels to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking, providing efficiency and transparency in Navios Holdings’ owned fleet operations;

•	Visibility into worldwide commodity flows through its physical shipping operations and port terminal operations in South America; and

•	An experienced management team with a strong track record of operational experience and a strong brand having a well established reputation for reliability and performance.

Management intends to maintain and build on these qualitative advantages, while at the same time continuing to benefit from Navios Holdings’ reputation.

Shipping Operations

Navios Holdings’ Fleet. Navios Holdings controls a core fleet of 38 owned vessels and 33 chartered-in vessels (all of which have purchase options). The average age of the fleet is 7.7 years, basis fully delivered fleet.

Owned Fleet. Navios Holdings owns and operates a fleet comprised of eleven modern Ultra Handymax vessels, 14 Capesize vessels, twelve Panamax vessels and one Handysize vessel.

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
N Amalthia	Panamax	2006	75,318
Navios Galileo	Panamax	2006	76,596
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Sphera	Panamax	2016	84,872
Navios Equator Prosper	Capesize	2000	171,191
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Gem	Capesize	2014	181,336
Navios Mars	Capesize	2016	181,259

Long-Term Fleet. In addition to the 38 owned vessels, Navios Holdings controls a fleet of seven Capesize, 19 Panamax, six Ultra Handymax, and one Handysize vessels under long-term time charters (including seven Panamax vessels to be delivered through the end of 2019), having an average age of approximately 4.4 years, basis fully delivered fleet.

Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option (1)
Navios Lyra	Handysize	2012	34,718	Yes(2)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Mercury Ocean	Ultra Handymax	2008	53,452	No
Kouju Lily	Ultra Handymax	2011	58,872	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Venus	Ultra Handymax	2015	61,339	Yes
Osmarine	Panamax	2006	76,000	No
Navios Aldebaran	Panamax	2008	76,500	Yes
KM Imabari	Panamax	2009	76,619	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Sea Victory	Panamax	2014	77,095	Yes
Navios Amber	Panamax	2015	80,994	Yes
Navios Sky	Panamax	2015	82,056	Yes
Navios Coral	Panamax	2016	84,904	Yes
Navios Citrine	Panamax	2017	81,626	Yes
Navios Dolphin	Panamax	2017	81,630	Yes
Elsa S	Panamax	2015	80,954	No
Pacific Explorer	Capesize	2007	177,000	No
King Ore	Capesize	2010	176,800	Yes
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes
Dream Canary	Capesize	2015	180,528	Yes
Dream Coral	Capesize	2015	181,249	Yes
Navios Felix	Capesize	2016	181,221	Yes

Long-term Chartered-in Fleet to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option (1)
TBN	Panamax	April 2018	82,000	No
TBN	Panamax	May 2018	82,000	No
TBN	Panamax	Q4 2018	81,500	No(3)
TBN	Panamax	Q1 2019	81,500	No(3)

Long-term Bareboat Chartered-in Fleet to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option (1)
TBN	Panamax	Q4 2019	82,000	Yes
TBN	Panamax	Q1 2020	82,000	Yes
TBN	Panamax	Q4 2019	82,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.
(3)	Navios Holdings has the right of first refusal and profit share on sale of vessel.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet: Navios Holdings’ “short-term fleet” is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for duration of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Exercise of Vessel Purchase Options

Navios Holdings has executed several purchase options comprising of six Ultra Handymax, six Panamax and one Capesize vessels, which were delivered on various dates from November 30, 2005 until February 21, 2011. Navios Holdings currently has options to acquire 23 chartered-in vessels currently in operation (on one of the 23 purchase options Navios Holdings holds a 50% initial purchase option).

Commercial Ship Management: Commercial management of Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Midstream’s, Navios Europe I’s, Navios Europe II’s and Navios Containers’ fleet involves identifying and negotiating charter party employment for the vessels. In addition to its internal commercial ship management capabilities, Navios Holdings uses the services of a related party, Acropolis Chartering & Shipping Inc. (“Acropolis”), based in Piraeus, as well as numerous third-party charter brokers, to solicit, research, and propose charters for its vessels. Charter brokers research and negotiate with different charterers, and propose charters to Navios Holdings for cargoes suitable for carriage by Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Midstream’s, Navios Europe I’s, Navios Europe II’s and Navios Containers’ vessels. Navios Holdings then evaluates the employment opportunities available for each type of vessel and arranges cargo and country exclusions, bunkers, loading and discharging conditions, and demurrage.

Technical Ship Management: Navios Holdings provides, through its subsidiaries, Navios Shipmanagement Inc., Navios Containers Management Inc. and Navios Tankers Management Inc., technical ship management and maintenance services to its owned vessels and has also provided such services to Navios Partners’, Navios Acquisition’s, Navios Midstream’s, Navios Europe I’s, Navios Europe II’s and Navios Containers’ vessels under the terms of the management agreements between the parties. Based in Piraeus, Greece, Monaco and Singapore, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the vessels to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking.

Operation of the Fleet: The operations departments supervise the post-fixture business of the vessels in Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Midstream’s, Navios Europe I’s, Navios Europe II’s and Navios Containers’ fleet (i.e., once the vessel is chartered and being employed) by monitoring their daily positions to ensure that the terms and conditions of the charters are being fulfilled.

Financial Risk Management: Navios Holdings actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the Company’s executive management.

•

Freight Rate Risk. Navios Holdings may use FFAs to manage and mitigate its risk to its freight market exposures in shipping capacity and freight commitments and respond to fluctuations in the dry bulk shipping market by augmenting its overall long or short position. See “Risk Factors —

Risks Associated with the Shipping Industry and Our Dry bulk Operations — Trading and complementary hedging activities in freight, tonnage and FFAs subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations” for additional detail on the financial implications, and risks of our use of FFAs. Currently, Navios Holdings holds no FFA contracts.

•

Credit Risk. Navios Holdings closely monitors its credit exposure to charterers and FFAs counterparties. Navios Holdings has established policies to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high quality credit collateralized corporations and financial institutions. Most importantly, Navios Holdings has guidelines and policies that are designed to limit the amount of credit exposure.

•

Interest Rate Risk. Navios Holdings may use from time to time interest rate swap agreements to reduce exposure to fluctuations in interest rates. These instruments allow Navios Holdings to raise long-term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios Holdings that may be set off against interest expense, they may also result in losses, which would increase financing costs. Currently, Navios Holdings holds no interest rate swap contracts. See also item 11 “Quantitative and Qualitative Disclosures about Market Risks — Interest Rate Risk.”

•

Foreign Exchange Risk. Although Navios Holdings’ revenues are U.S. dollar-based, 24.7% of its expenses, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales and 14.2% of its expenses related to operation of its Greek, Belgian and Monaco offices, are in Euros. Navios Holdings monitors its Euro, Argentinean Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.

Customers

Dry bulk Vessel Operations

The international dry bulk shipping industry is highly fragmented and, as a result, there are numerous charterers. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government-owned entities. Navios Holdings’ customers under charter parties, COAs, and other counterparties, include national, regional and international companies, such as Cargill International S.A., GIIC, Louis Dreyfus Commodities, Oldendorff Carriers, Swiss Marine, Rio Tinto and Mansel Ltd. For the year ended December 31, 2017, no customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue. For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue.

Logistics Business Operations

Customers of Navios Logistics include affiliates of ADM, Axion Energy, Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. Navios Logistics has a long history of operating in the Hidrovia region and has been able to generate and maintain longstanding relationships with its customers. In its grain port facilities in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for more than 19 years on average. In its liquid port facility, liquid barge transportation and cabotage business, Navios Logistics has had long-term relationships with its global petroleum customers for more than 16 years on average (such as Axion Energy, Petrobras Group, YPF and Shell or their successors). In its dry barge business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts since then. Navios

Logistics is committed to providing quality logistics services for its customers and further developing and maintaining its long-term relationships.

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logistics’ large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in its trade receivables. For the year ended December 31, 2017, Navios Logistics’ three largest customers, Vale, YPF and Axion Energy accounted for 20.3%, 13.7% and 12.7% of its revenues, respectively, and its five largest customers accounted for approximately 61.9% of its revenues. For the year ended December 31, 2016, its three largest customers, Vale, Axion Energy and Cammessa accounted for 28.0%, 13.8% and 11.5% of its revenues, respectively, and its five largest customers accounted for approximately 67.4% of its revenues. For the year ended December 31, 2015, its two largest customers, Vale and Cammessa accounted for 27.8% and 12.9% of its revenues, respectively, and its five largest customers accounted for approximately 61.7% of its revenues. Other than its largest customers mentioned above, no other customer accounted for more than 10% of Navios Logistics’ revenues during the years ended December 31, 2017, 2016 and 2015.

Competition

The dry bulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among 1,938 independent dry bulk carrier owners. The world’s active dry bulk fleet consists of approximately 11,200 vessels, aggregating approximately 824 million dwt as of April 1, 2018. As a general principle, the smaller the cargo carrying capacity of a dry bulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger dry bulk owners and operators, whose vessels are mainly in the larger sizes, only nine companies are known to have fleets of 100 vessels or more after the merger of the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group into China COSCO Shipping. The other eight are the largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha plus the Fredriksen Group, Wisdom Marine, China Merchants, Pacific Basin and Oldendorff Carriers. There are about 41 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the dry bulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

Navios Logistics

Navios Logistics is one of the largest logistics providers in the Hidrovia region of South America. Navios Logistics believes its ownership of river ports, including its port terminals in Uruguay that provides access to the ocean, allows it to offer a logistics solution superior to its competitors that also operate barges and pushboats. Navios Logistics also competes based on reliability, efficiency and price.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to Navios Logistics. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, Navios Logistics is an independent service provider in the market for transits. With respect to exports, its competitors are

Montevideo Port in Montevideo and Ontur in Nueva Palmira, and TGU in Nueva Palmira. The main competitor of its liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Trafigura Pte Ltd and Petrobras.

Navios Logistics faces competition in its barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which Navios Logistics’ vessels compete are highly competitive. Key competitors include the successor of Ultrapetrol Bahamas Ltd., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of Navios Logistics’ customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of Navios Logistics in its primary tanker trading areas.

Navios Logistics believes that its ability to combine its ports in Uruguay and Paraguay with its versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both its dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region has allowed Navios Logistics to differentiate its business and offer superior services compared to its competitors.

Intellectual Property

We consider NAVIOS to be our proprietary trademark, service mark and trade name. We hold several U.S. and E.U. trademark registrations for our proprietary logos and the domain name registration for our website.

Governmental and Other Regulations

Sources of Applicable Rules and Standards: Shipping is one of the world’s most heavily regulated industries, and, in addition, it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the U.S. and, increasingly, in Europe.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations.

International Environmental Regulations: The International Maritime Organization (“IMO”) has adopted a number of international conventions concerned with ship safety and with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution.

Ship Safety Regulation: In the former category the primary international instrument is the Safety of Life at Sea Convention of 1974(“SOLAS”), as amended, together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and came into effect on January 1, 2013, may subject a ship owner to increased liability, may invalidate or lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the U.S. and EU respectively.

Another amendment of SOLAS, made after the terrorist attacks in the U.S. on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code (“ISPS Code”).

Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. Each vessel’s certificate must be periodically renewed and compliance must be periodically verified. In addition, the Manager voluntarily implements and maintains certifications pursuant to the International Organization for Standardization (“ISO”), for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

International Regulations to Prevent Pollution from Ships: In the second main category of international regulation, the primary instrument is the International Convention for the Prevention of Pollution from Ships (“MARPOL”), which imposes environmental standards on the shipping industry set out in Annexes I-VI of MARPOL. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended as new and more stringent standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The new standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulfur content of fuel oil that will be phased in through 2020 and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards apply in the coastal areas designated emission control areas (“ECAs). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and the Baltic Sea as ECAs for NOx under Annex VI, which would take effect in January 2021. The U.S. Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% m/m in ECAs established to limit SOx and particulate matter emissions.

After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly, Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016. The IMO’s Marine Environment Protection Committee (the “MEPC”) adopted amendments (effective September 2015) to Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, apply to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At the 69th session (2016), Annex VI was also amended to require recordkeeping requirements to demonstrate compliance with the NOX Tier III ECA.

Certain jurisdictions have adopted more stringent requirements. For instance, California has also adopted more stringent low sulfur fuel requirements within California-regulated waters. We anticipate incurring costs to comply with these more stringent standards by implementing measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, and may require installation and operation of further control equipment at significantly increased cost. While it is unclear how the new emissions standard will affect the employment of our vessels, over time it is possible that ships not retrofitted to comply with new standards will become less competitive.

The IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. These energy efficiency measures apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquified Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships. At its 70th session (2016), the MEPC again amended the method of calculating EEDI, and adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

The revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. We intend that all of our newbuild tanker vessels, if any, will comply with Regulation 12A.

Greenhouse Gas (“GHG”) Emissions: In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protcol”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol.

In December 2011, United Nations climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 United Nations Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations, which entered into force on November 4, 2016, did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018 with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation. In April 2018, the committee charged with creating the reduction strategy must finalize the initial draft of the strategy and submit a report to MEPC. The EU, Canada, the U.S. and other individual countries, states and provinces also have or are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU recently adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels (the “MRV Regulation”) which entered into force on July 1, 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as voyages coming into and going out of the EU. The first reporting period will commence on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. This EU Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. An Implementing Regulation, which entered into force in November 2016, was also adopted setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

Further, in February 2017, EU member states met to consider independently regulating the shipping industry under the ETS. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, the EU’s main decision making body, agreed that the EU should act on shipping emissions by 2023 if the IMO fails to deliver effective global measures. Last year, IMO’s urgent call to action to bring about shipping greenhouse gas emissions reductions before 2023 was met with industry push-back in many countries. Depending on how fast IMO and the EU move on this issue, the ETS may result in additional compliance costs for our vessels.

Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the U.S. or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

Other International Regulations to Prevent Pollution: In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (“BWM”) Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan

The BWM Convention stipulates that it will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention will enter into force on September 8, 2017. Thereafter, on October 19, 2016, Panama also acceded to the BWM convention, adding its 18.02% of world gross tonnage. As of February 7, 2017, the BWM Convention had 54 contracting states for 53.30% of world gross tonnage. Although new ships constructed after September 8, 2017 must comply on delivery with the BWM Convention, implementation of the BWM Convention has been delayed for existing vessels (constructed prior to September 8, 2017) for a further two years. For such existing vessels, installation of ballast water management systems must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance, as well as similar ballast water treatment requirements in certain jurisdictions (such as the U.S. and states within the U.S.) will likely result in compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

European Regulations

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. It should be noted, for instance, that the EU has its own regime as far as ship emissions are concerned and while it does in some respects align with the IMO regime, this is not always the case. As far as sulfur dioxide emissions are concerned, for example, the EU regulation has not just caught up with the IMO limits for sulfur in ECAs, but it continues to have certain elements that exceed IMO regulations (e.g. as of January 1, 2015, EU Member States must ensure that ships in the Baltic, the North Seam and the English Channel are using gas oils with a sulfur content of no more than 0.10%). The EU has adopted legislation that (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions, (2) obliges member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment, (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies, and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It has also considered legislation that could affect the operation of vessels and the liability of owners for oil pollution. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on ship owners and operators which are additional to those involved in complying with international rules and standards. In December 2016, the EU signed into law the National Emissions Ceiling (“NEC”) Directive, which entered into force on December 31, 2016. The NEC must be implemented by individual members states through particular laws in each state by June 30, 2018. The NEC aims to set stricter emissions limits on SO2, ammonia, non-methane volatile organic compounds, NOx and fine particulate (PM2.5) by setting new upper limits for emissions of these pollutants, starting in 2020. While the NEC is not specifically directed toward the shipping industry, the EU specifically mentions the shipping industry in its announcement of the NEC as a contributor to emissions of PM2.5, SO2 and NOx. Implementation of new laws by member states to reduce emissions may ultimately result in increased costs to us to comply with the more stringent standards.

Notably, in 2015 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offense under MARPOL), but also where it is caused by “serious negligence”. The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

The EU has also recently adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The new regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The new regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation is to apply no later than December 31, 2018, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to this regulation, the EU has recently published the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the regulation.

In response to the 2010 Deepwater Horizon incident, the EU has issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce as much as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas limiting possible disruptions to EU indigenous energy production, and to improve the response mechanisms in case of an accident. Member states must implement the Directive by July 19, 2015. The U.K. has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

U.S. Environmental Regulations and Laws Governing Civil Liability for Pollution: Environmental legislation in the U.S. merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship-owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution.

U.S. federal legislation, including notably the Oil Pollution Act of 1990 (“OPA 90”), establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including cargo or bunker oil spills from tankers. OPA 90 affects all owners and operators whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. OPA 90 defines these other damages broadly to include:

•	natural resource damages and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resource damages; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA 90 to require the owner or operator of any non tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. The implementing regulations took effect on October 30, 2013. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties.

OPA 90 liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on November 19, 2015 to reflect increases in the Consumer Price Index. With this adjustment, OPA 90 currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons to the greater of $3,500 per gross ton or $25.846 million (this amount is reduced to $7.05 million if the vessel is less than 3,000 gross tons). For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,200 per gross ton or $18.8 million (or $4.7 million for a vessel less than 3,000 gross tons), whichever is greater. For non-tank vessels, liability is limited to $1,100 per gross ton or $939,800 per incident, whichever is greater. Under OPA 90, these limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress proposed, but did not formally adopt legislation to amend OPA 90 to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. CERCLA, as well as certain U.S. state laws that may also apply to petroleum or petroleum products, imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the U.S. against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states’ environmental laws impose unlimited liability for oil spills. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The U.S. Environmental Protection Agency (“EPA”) regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit (“VGP”), system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). On March 28, 2013, the EPA adopted the 2013 VGP, which took effect on December 19, 2013. The 2013 VGP is valid for five years.

This new 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VGP, finding that the EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed the EPA to reconsider these issues but held the 2013 VCP remains in effect until the EPA addresses the issues. If the EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions, that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Because the VGP expires at the end of this year, there may be new U.S. federal and state requirements that could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. Coast Guard regulations require commercial ships operating in U.S. waters to manage ballast water by meeting certain requirements, which include using a U.S. type-approved Ballast Water Management System (“BWMS”), temporarily using a foreign-type BWMS that has been accepted by the Coast Guard, using ballast water obtained from a U.S. Public Water System, discharging ballast water into a shore-side facility or not discharging ballast water within 12 nautical miles. As of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the U.S. Coast Guard in the past provided waivers to vessels which could not install the then unapproved ballast water treatment technology, but has begun to deny requests for waivers in light of its recent approval of a handful of technologies. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

A number of bills relating to ballast water management have been introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. California has extended its ballast water management program to the regulation of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of Annex VI, including the stricter North America ECA standards, which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

Also under the CAA, since 1990, the U.S. Coast Guard has regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. On July 16, 2013, the U.S. Coast Guard adopted regulations that made its VCS requirements more compatible with new EPA and State regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines. We intend to comply with all applicable state and U.S. federal regulations in the ports where our vessels call.

International laws governing civil liability for oil pollution damage

We operate a fleet of vessels that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction, which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the U.S., where the corresponding liability laws such as the OPA 90 discussed above, are particularly stringent.

For vessel operations not covered by the CLC, in 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime. The Bunker Convention entered into force on November 21, 2008, and as of February 7, 2017, had 83 contracting states. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Outside the U.S., national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the Convention on Limitation of Liability for Maritime Claims of 1976 (the “1976 Convention”). Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some states have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Other Regional Requirements

The environmental protection regimes in certain other countries, such as Canada, resemble those of the U.S. To the extent we operate in the territorial waters of such countries or enter their ports, our vessels would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our vessels and may entail significant expenditures on our part and may increase the costs of our operations. These requirements, however, would apply to the industry operating in those regions as a whole and would also affect our competitors. However, it is difficult to predict what legislation, if any, may be promulgated by the U.S., the EU or any other country or authority.

Security Regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, MTSA was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our vessels.

Classification, Inspection and Maintenance: Every sea going vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•

Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•

Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Risk of Loss and Liability Insurance

General: The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, fire, contact with floating objects, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA 90, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the U.S. exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. Our current insurance includes the following:

Hull and Machinery and War Risk Insurance: We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per Panamax, Handymax and Container vessel and $0.2 million per Capesize vessel for the hull and machinery insurance. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover.

We have arranged, as necessary, increased value insurance for our vessels. With the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of underinsurance. We do not expect to maintain loss of hire insurance for our vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance: Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations (“P&I Associations”), who indemnify members in respect of discharging their tortious, contractual or statutory third-party legal liabilities arising from the operation of an entered ship. Such liabilities include but are not limited to third-party liability and other related expenses from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations and always provided in accordance with the applicable associations’ rules and members’ agreed terms and conditions.

Our fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that we acquire will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $10.0 million of every claim. In every claim the amount in excess of $10.0 million and up to $100.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $100.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.1 billion, or $3.1 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event on any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

As a member of the P&I Associations that are members of the International Group, we will be subject to calls payable to the associations based on our individual fleet record, the associations’ overall its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls, which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club. Should a member leave or entry cease with any of the associations, at the Club’s Managers discretion, they may be also be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for deferred calls and supplementary calls.

Uninsured Risks: Not all risks are insured and not all risks are insurable. The principal insurable risks, which nonetheless remain uninsured across our businesses, are “loss of hire”, “strikes,” except in cases of loss of hire due to war or a piracy event, “defense,” and “credit risk. Specifically, we do not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas, we arrange war loss of hire insurance to cover up to 270 days of detention/loss of time. When our charterers engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran, Syria and Sudan, our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

There are no deductibles for the war loss of hire cover. We maintain strike insurance for our port terminal operations.

Even if our insurance coverage is adequate to cover our losses, if we suffer a loss of a vessel, we may not be able to obtain a timely replacement for any lost vessel. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Risk Management

Risk management in the shipping industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market as well as an understanding of capital costs and returns. Thus, stated simply, one may charter-in part of a fleet as opposed to owning the entire fleet to maximize risk management and economic results. This is coupled with the challenge posed by the complex logistics of ensuring that the vessels controlled by Navios Holdings are fully employed.

Navios Holdings seeks to manage risk through a number of strategies, including vessel control strategies (chartering and ownership), freight carriage and FFA trading. Navios Holdings’ vessel control strategies include seeking the appropriate mix of owned vessels, long- and short-term chartered-in vessels, coupled with purchase options, when available, and spot charters. Navios Holdings also enters into COAs, which gives Navios Holdings, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination.

Legal Proceedings

Navios Holdings is not involved in any legal proceedings that it believes will have a material adverse effect on its business, financial position, results of operations and liquidity.

From time to time, Navios Holdings may be subject to legal proceedings and claims in the ordinary course of business. It is expected that these claims would be covered by insurance if they involved liabilities such as those that arise from a collision, other marine casualty, damage to cargoes, oil pollution and death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Refer to “Item 8. Financial Information” in “Legal Proceedings”.

Crewing and Shore Employees

Navios Holdings crews its vessels primarily with Greek, Ukrainian, Georgian, Filipino, Polish, Romanian, Indian and Russian officers and Filipino, Georgian, Indian, Romanian, Ethiopian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. Navios Holdings is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Navios Logistics crews its fleet with Argentinean, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.

As of December 31, 2017, with respect to shore-side employees, Navios Holdings and its subsidiaries employed 222 employees in its Piraeus, Greece office, 11 employees in its New York office, seven employees in its Antwerp, Belgium office, three employees in its Monaco office and eight employees in its Singapore office. Navios Logistics employs 50 employees in the Asuncion, Paraguay office, 21 employees at the port facility in San Antonio, Paraguay, 103 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 203 employees at the port facilities in Uruguay, and 10 employees at Hidronave South American Logistics S.A.’s (“Hidronave”) Corumba, Brazil office.

Facilities

Navios Holdings and its affiliates currently lease the following properties:

•

Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882.3 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to one lease agreement that continues to be effective until either party terminates the agreement and other lease agreements that expire in 2019.

•	Kleimar N.V. leases approximately 632 square meters for its offices, in Antwerp, Belgium, pursuant to a lease that expires in 2019.

•

Navios Corporation leases approximately 16,703 square feet of space at 825 Third Avenue, New York, New York, pursuant to a lease that expires in 2019. Navios Holdings sublets a portion of the 34th floor in the building located at 825 Third Avenue, New York, New York, which premises comprise a portion of the premises under the main lease, to a third party pursuant a sub-lease that expires in 2019.

•	Navios Tankers Management Inc. leases approximately 253.75 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement signed October 29, 2010 and expiring in 2019.

•	Navios Shipmanagement Inc., Navios Maritime Holdings Inc., and Navios Tankers Management Inc. lease office space in Monaco pursuant to a lease that expires in June 2018.

Navios Logistics and its subsidiaries currently lease, (or occupy as free zone users, as the case may be), the following premises:

•

CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which it operates its port and transfer facilities, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended on multiple occasions, incorporating new plots of land until its final version dated March 4, 2016. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain, iron ore, minerals and all types of liquid cargo on land in the Nueva Palmira Free Zone. The agreement expires on March 3, 2046, with a 20-year extension at Navios Logistics’ option, until 2066. Navios Logistics pays a fixed annual fee of approximately $0.3 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped until December 31, 2017 and of $0.25 per ton transshipped thereafter. Navios Logistics has certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if it breaches the terms of the agreement, or labor laws and social security contributions, and if it commits illegal acts or acts expressly forbidden by the agreement. In March 2013, CNSA acquired Enresur, a Nueva Palmira Free Zone direct user, and in December 2014, Navios Logistics acquired Cartisur and Edolmix, both also Nueva Palmira Free Zone direct users. On March 4, 2016, the lands pertaining to Cartisur were assigned to CNSA.

•	CNSA also leases approximately 400 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2020.

•

Petrolera San Antonio S.A. leases approximately 10,481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2018.

•

Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2018.

•	Compania Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2021.

•

Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in November 2018.

•

Merco Par S.A.C.I. leases some premises alongside the River Paraguay from Relámpago Servicios Import Export S.A. for docking purposes. This property has 380 meters of costal line, by 40 meters of front on the Paraguay River in Bañado Norte, Municipality of Blanco Cue, Asunción District, in Paraguay. The lease is valid until July 2018 and it is automatically renewable for two years.

•	Petrolera San Antonio S.A: leases some premises alongside the Paraguay River from Ingeniería Naval Especializada S.R.L. (INAVE), located on Blanco Cué. The lease is valid until June 2018.

CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupe, San Antonio, Paraguay.

Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,208 square meters of office space located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.

Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

C. Organizational structure

Navios Holdings and/or its subsidiaries maintain offices in Monaco, Piraeus, Greece, Antwerp, Belgium, New York and Singapore. Commercial ship management, risk management, operation and technical management of Navios Holdings’ owned vessels are conducted through wholly-owned subsidiaries of Navios Holdings. Navios Logistics maintains offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. Navios Logistics conducts the commercial and technical management of its vessels, barges and pushboats through its wholly-owned subsidiaries. Navios Logistics holds the rights to operate the ports and transfer facilities in Nueva Palmira indirectly through its Uruguayan subsidiary, CNSA, and owns the San Antonio port facility through its Paraguayan subsidiary, Petrosan.

As of December 31, 2017, all subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and its subsidiaries, which is 63.8% owned by Navios Holdings.

The table below sets forth Navios Holdings’ corporate structure as of December 31, 2017.

Subsidiaries included in the consolidation:

		Ownership Interest	Country of Incorporation	Statement of Operations
Company Name	Nature			2017	2016	2015
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

		Ownership Interest	Country of Incorporation	Statement of Operations
Company Name	Nature			2017	2016	2015
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/12 - 12/31	—
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/12 - 12/31	—
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/9 - 12/31
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/9 - 12/31
Motiva Trading Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	11/2 - 12/31	—
Alpha Merit Corporation	Sub-Holding Company	100%	Marshall Is.	11/3 - 12/31	—	—
Thalassa Marine S.A.	Operating Company	100%	Marshall Is.	12/15 - 12/31	—	—

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2017 was 20.8%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2017 was 46.2%); (iii) Acropolis (economic interest as of December 31, 2017 was 35.0%); (iv) Navios Europe I and its subsidiaries (economic interest as of December 31, 2017 was 47.5%); Navios Europe II and its subsidiaries (economic interest as of December 31, 2017 was 47.5%); and Navios Containers Inc. and its subsidiaries (economic interest as of December 31, 2017 was 3.4%).

D. Property, plants and equipment

Our only material property is the owned vessels, tanker vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2017, 2016 and 2015. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report are those discussed under “Risk Factors” and “Forward-Looking Statements”.

Overview

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisition’s fleet, Navios Partners’ fleet, Navios Midstream’s fleet, Navios Europe I’s fleet Navios Europe II’s fleet and Navios Containers’ fleet, and commercially manages its chartered-in fleet.

On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. (“Kleimar”). Kleimar is a Belgian maritime transportation company established in 1993. Kleimar is the owner and operator of Capesize, Panamax and Handymax vessels used in the transportation of cargoes and has an extensive COA business.

Navios Logistics, a consolidated subsidiary of Navios Holdings, is one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America, serving its customers in the Hidrovia region through three port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral-related exports and the other for refined petroleum products. Navios Logistics complements its three port terminals with a diverse fleet of 338 barges and pushboats and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker to be delivered which operate in its cabotage business. Navios Holdings currently owns 63.8% of Navios Logistics.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios G.P. L.L.C. (“General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners. Navios Partners is an affiliate and not consolidated under Navios Holdings.

On May 28, 2010, Navios Holdings acquired control over Navios Acquisition. As a result, Navios Holdings concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011. From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings. As of December 31, 2017, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 42.9% and its economic interest in Navios Acquisition was 46.2%.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have economic interests of 47.5%, 47.5% and 5.0%, respectively, and effective November 2014 voting interests of 50%, 50% and 0%, respectively.

On October 13, 2014, Navios Acquisition formed Navios Midstream under the laws of the Marshall Islands. Midstream General Partner, a wholly owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest in Navios Midstream. As of December 31, 2017, Navios Acquisition had 59.0% economic interest and Navios Holdings had indirect economic interest of 27.2% (through its ownership in Navios Acquisition) and no direct equity interest.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively.

On June 8, 2017, Navios Containers completed a private placement and Navios Holdings invested $5.0 million. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. On August 29, 2017 and on November 9, 2017, Navios Containers closed its additional private placements. As of December 31, 2017, Navios Holdings owned 3.4% of Navios Containers’ common stock and warrants, representing 1.7% of the equity of Navios Containers.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows, which it believes, will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs.

Generally, this chartering policy may have the effect of generating Time Charter Equivalents (“TCE”) that are higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $12,586 per day for the year ended December 31, 2017. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage of its owned vessels and long-term chartered fleet will continue to help mitigate the impact of any declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios

Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics could be adversely affected.

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 71 vessels totaling 7.2 million deadweight tons and has an average age of 7.7 years, assuming basis delivered fleet. The employment profile of the fleet as of March 26, 2018 is reflected in the tables below. Navios Holdings has currently chartered-out 76.8% of available days for 2018, out of which 41.4% on fixed rate and 35.4% on index or profit sharing. Although the fees as presented below are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance.

Owned Vessels

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	7,125	No	04/2018
Navios Achilles	Ultra Handymax	2001	52,063	8,313	No	05/2018
Navios Vector	Ultra Handymax	2002	50,296	10,450	No	01/2019
Navios Meridian	Ultra Handymax	2002	50,316	10,450	No	09/2018
Navios Mercator	Ultra Handymax	2002	53,553	9,928	No	12/2018
Navios Arc	Ultra Handymax	2003	53,514	5,035	No	04/2018
Navios Hios	Ultra Handymax	2003	55,180	10,355	No	01/2019
Navios Kypros	Ultra Handymax	2003	55,222	11,075 —	No 100% of average 52 Baltic Supramax Index Routes	04/2018 01/2019
Navios Astra	Ultra Handymax	2006	53,468	9,738	No	10/2018
Navios Ulysses	Ultra Handymax	2007	55,728	9,405	No	04/2018
Navios Celestial	Ultra Handymax	2009	58,063	—	97.5% of average 58 Baltic Supramax Index Routes	01/2019
Navios Vega	Ultra Handymax	2009	58,792	10,873 —	No 97.5% of average 58 Baltic Supramax Index Routes	04/2018 12/2018
Navios Magellan	Panamax	2000	74,333	11,163	No	07/2018
Navios Star	Panamax	2002	76,662	—	100% of average Baltic Panamax Index 4TC Routes less $2,488/day	12/2018
Navios Northern Star	Panamax	2005	75,395	9,738	No	04/2018
Navios Amitie	Panamax	2005	75,395	—	100% of average Baltic Panamax Index 4TC Routes less $2,488/day	12/2018
Navios Taurus	Panamax	2005	76,596	11,020	No	06/2018
Navios Asteriks	Panamax	2005	76,801	—	100% of average Baltic Panamax Index 4TC Routes less $2,488/day	11/2018
N Amalthia	Panamax	2006	75,318	—	100% of average Baltic Panamax Index 4TC Routes less $2,488/day	12/2018
Navios Galileo	Panamax	2006	76,596	—	100% of average Baltic Panamax Index 4TC Routes less $2,488/day	12/2018
N Bonanza	Panamax	2006	76,596	—	100% of average Baltic Panamax Index 4TC Routes less $2,488/day	11/2018

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Avior	Panamax	2012	81,355	10,925	No	06/2018
Navios Centaurus	Panamax	2012	81,472	—	110% of average Panamax Index 4TC Routes less adjustment to be based on index formula	12/2018
Navios Sphera	Panamax	2016	84,872	12,076 —	No 123% of average Panamax Index 4TC Routes less adjustment to be based on index formula	04/2018 01/2019
Navios Equator Prosper	Capesize	2000	171,191	9,064 —	No 117.5% Weighted Average Baltic Capesize 5TC Index Routes	04/2018 03/2019
Navios Stellar	Capesize	2009	169,001	—	102% Weighted Average Baltic Capesize 5TC Index Routes	01/2020
Navios Bonavis	Capesize	2009	180,022	17,391	No	04/2018
Navios Happiness	Capesize	2009	180,022	—	106% Weighted Average Baltic Capesize 5TC Index Routes	04/2018
Navios Phoenix	Capesize	2009	180,242	14,345 —	No 107.5% Weighted Average Baltic Capesize 5TC Index Routes	04/2018 12/2018
Navios Lumen	Capesize	2009	180,661	11,741 18,858	No No	04/2018 01/2019
Navios Antares	Capesize	2010	169,059	9,399 —	No 102% Weighted Average Baltic Capesize 5TC Index Routes	04/2018 01/2020
Navios Etoile	Capesize	2010	179,234	9,025	No	04/2018
Navios Bonheur	Capesize	2010	179,259	17,391	No	04/2018
Navios Altamira	Capesize	2011	179,165	—	101% Weighted Average Baltic Capesize 5TC Index Routes	01/2019
Navios Azimuth	Capesize	2011	179,169	14,725	No	04/2018
Navios Ray	Capesize	2012	179,515	9,267 —	No $4,500 + 52% Weighted Average Baltic Capesize 5TC Index Routes	04/2018 04/2018
Navios Gem	Capesize	2014	181,336	20,045	No	12/2018
Navios Mars	Capesize	2016	181,259	—	117.5% Weighted Average Baltic Capesize 5TC Index Routes	02/2019

Long-term Chartered-in Vessels

The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfil COAs) for 2018 is estimated at $12,852/day. We estimate the days of the long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the next nine months of 2018 are 8,848 days.

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	8,241		03/2018
Navios Primavera	Ultra Handymax	2007	53,464	Yes		9,975		08/2018
Mercury Ocean	Ultra Handymax	2008	53,452	No		9,500		11/2018
Kouju Lily	Ultra Handymax	2011	58,872	No		8,740		07/2018
Navios Oriana	Ultra Handymax	2012	61,442	Yes		—	(6)	06/2018
Navios Mercury	Ultra Handymax	2013	61,393	Yes		—	(7)	12/2018
Navios Venus	Ultra Handymax	2015	61,339	Yes		9,025 —	(6)	04/2018 01/2019
Osmarine	Panamax	2006	76,000	No		12,730		04/2018
Navios Aldebaran	Panamax	2008	76,500	Yes		13,775		02/2019
KM Imabari	Panamax	2009	76,619	No		12,326		04/2018
Navios Marco Polo	Panamax	2011	80,647	Yes		—	(8)	08/2018
Navios Southern Star	Panamax	2013	82,224	Yes		16,346 —	(9)	04/2018 04/2019
Sea Victory	Panamax	2014	77,095	Yes		—	(10)	11/2018
Navios Amber	Panamax	2015	80,994	Yes		11,589 —	(11)	04/2018 01/2019
Navios Sky	Panamax	2015	82,056	Yes		11,473 —	(12)	04/2018 03/2019
Navios Coral	Panamax	2016	84,904	Yes		—	(13)	01/2018
Navios Citrine	Panamax	2017	81,626	Yes		9,500		09/2018
Navios Dolphin	Panamax	2017	81,630	Yes		10,450		09/2018
Elsa S	Panamax	2015	80,954	No		11,358 —	(14)	06/2018 01/2021
Pacific Explorer	Capesize	2007	177,000	No		—	(15)	12/2018
King Ore	Capesize	2010	176,800	Yes				—
Navios Koyo	Capesize	2011	181,415	Yes		11,931 —	(16)	04/2018 02/2019
Navios Obeliks	Capesize	2012	181,415	Yes				—
Dream Canary	Capesize	2015	180,528	Yes		13,300		03/2019
Dream Coral	Capesize	2015	181,249	Yes		14,013		03/2019
Navios Felix	Capesize	2016	181,221	Yes		—	(17)	01/2019

Long-term Chartered-in Fleet to be delivered

Vessels	Type	Delivery Date	DWT	Purchase Option (3)		Expiration Date
TBN (18)	Panamax	April 2018	82,000	No		12/2020
TBN (19)	Panamax	May 2018	82,000	No		03/2021
TBN	Panamax	Q4 2018	81,500	No	(5)	Q3 2023
TBN	Panamax	Q1 2019	81,500	No	(5)	Q4 2023

Long-term Bareboat Chartered-in Fleet to be delivered

Vessels	Type	Delivery Date	DWT	Purchase Option (3)	Expiration Date
TBN	Panamax	Q4 2019	82,000	Yes	Q4 2029
TBN	Panamax	Q1 2020	82,000	Yes	Q4 2029
TBN	Panamax	Q4 2019	82,000	Yes	Q1 2030

(1)	Daily rate net of commissions.

(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Navios Holdings has the right of first refusal and profit share on sale of vessel.
(6)	110% of average Baltic Supramax 52 Index Routes.
(7)	110% of average Baltic Supramax 58 10TC Index Routes.
(8)	113% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(9)	113.75% of average Baltic Panamax Index 4TC Routes.
(10)	114% of average Baltic Panamax Index 4TC Routes less $2,488/day.
(11)	120% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(12)	115% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(13)	118% of average Baltic Panamax Index 4TC Routes.
(14)	115% of average Baltic Panamax Index 4TC Routes.
(15)	103% of average Baltic Capesize Index 5TC Routes.
(16)	112% of average Baltic Capesize Index 5TC Routes.
(17)	120% of weighted average Baltic Capesize Index 5TC Routes.
(18)	Chartered-out at $11,358/day up to 06/2018, then 115% of average Baltic Panamax Index 4TC Routes up to 03/2021.
(19)	Chartered-out rate at $11,358/day up to 06/2018, then 115% of average Baltic Panamax Index 4TC Routes up to 05/2021.

Recent Developments

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party two newbuilding bulk carriers of about 82,000 dwt per vessel, expected to be delivered in the fourth quarter of 2019 and the first quarter of 2020 respectively. Navios Holdings has agreed to pay in total $11.1 million, representing a deposit for the option to acquire these vessels, of which $5.6 million was paid upon signing of the contracts. The average charter-in rate per day amounts to $5,700 and $5,564 respectively.

In February 2018, Navios Holdings acquired from an unrelated third party, a previously chartered-in vessel, Navios Equator Prosper, a 2000 built, 171,191 dwt vessel, for a total acquisition price of $10.0 million paid in cash.

On February 21, 2018, Navios Partners announced that it has closed an offering of 18,422,000 common units, which includes the sale of $5.0 million of common units to Navios Holdings, at $1.90 per common unit. In addition, Navios Holdings paid $0.7 million to retain its 2% general partnership interest. Following the closing of this offering, Navios Holdings owns a 20.2% interest in Navios Partners, including the 2% general partnership interest.

In March 2018, Navios Holdings completed the sale to an unrelated third party the Navios Herakles, a 2000 built, 52,061 dwt vessel, for a total net sale price of $7.7 million paid in cash. The impairment loss due to the sale amounted to $6.7 million.

On March 13, 2018, Navios Containers announced that it has closed a private placement of 5,454,546 common shares at a subscription price of $5.50 per common share. Navios Holdings invested $0.5 million in the private placement and currently owns 3.2% of the outstanding share capital of Navios Containers. In addition, Navios Holdings received warrants, with a five-year term, for 1.7% of the newly issued equity.

Navios Acquisition

On March 27, 2018, Navios Holdings received $1.5 million from Navios Acquisition representing the cash dividend for the fourth quarter of 2017.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. As of March 31, 2018, Navios Acquisition has repurchased 5,166,544 shares of common stock for a total cost of approximately $4.2 million. Following these repurchases and as of March 31, 2018, Navios Holdings’ ownership of the outstanding voting stock and economic interest in Navios Acquisition was 44.4% and 47.7%, respectively.

A. Operating Results

Factors Affecting Navios Holdings’ Results of Operations:

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that the important measures for analyzing trends in its results of operations include the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.7 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•

Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•

Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•

TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE rate also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 7.7 years, basis fully delivered fleet. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charters, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: the Dry bulk Vessel Operations and the Logistics Business. The Dry bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

For further segment information, please see Note 18 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Period over Period Comparisons

For the year ended December 31, 2017 compared to the year ended December 31, 2016

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2017 and 2016, respectively. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2017 and 2016.

(In thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	$463,049	$419,782
Administrative fee revenue from affiliates	23,667	21,799
Time charter, voyage and logistics business expenses	(213,929)	(175,072)
Direct vessel expenses	(116,713)	(127,396)
General and administrative expenses incurred on behalf of affiliates	(23,667)	(21,799)
General and administrative expenses	(27,521)	(25,295)
Depreciation and amortization	(104,112)	(113,825)
Provision for losses on accounts receivable	(269)	(1,304)
Interest income	6,831	4,947
Interest expense and finance cost	(121,611)	(113,639)
Impairment losses	(50,565)	—
(Loss)/gain on bond and debt extinguishment	(981)	29,187
Gain on sale of assets	1,064	—
Other income	6,140	18,175
Other expense	(13,761)	(11,665)

Loss before equity in net earnings of affiliated companies	$(172,378)	$(96,105)
Equity/(loss) in net earnings of affiliated companies	4,399	(202,779)

Loss before taxes	$(167,979)	$(298,884)
Income tax benefit/(expense)	3,192	(1,265)

Net loss	$(164,787)	$(300,149)
Less: Net income attributable to the noncontrolling interest	(1,123)	(3,674)

Net loss attributable to Navios Holdings common stockholders	$(165,910)	$(303,823)

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the years ended December 31, 2017 and 2016 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2017	2016
FLEET DATA
Available days	23,433	21,908
Operating days	23,359	21,742
Fleet utilization	99.7%	99.2%
Equivalent vessels	64	60
AVERAGE DAILY RESULTS
TCE	$9,705	$8,220

During the year ended December 31, 2017, there were 1,525 more available days as compared to 2016, mainly due to an increase in long-term and short-term charter-in fleet available days by 2,003 days. This increase was partially mitigated by a decrease in available days for owned vessels by 478 days, mainly due to the sale of Navios Ionian and Navios Horizon. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).

The average TCE rate for the year ended December 31, 2017 was $9,705 per day, $1,485 per day higher than the rate achieved in 2016, mainly due to the improved freight market.

Revenue: Revenue from dry bulk vessel operations for the year ended December 31, 2017 was $250.4 million as compared to $199.5 million for the same period during 2016. The increase in dry bulk revenue was mainly attributable to (i) the increase in TCE per day; and (ii) an increase in available days of our fleet.

Revenue from the logistics business was $212.6 million for the year ended December 31, 2017 as compared to $220.3 million for the year ended December 31, 2016. The decrease of $7.7 million was mainly attributable to (i) a $22.9 million decrease in the barge business, mainly due to the expiration of certain iron ore transportation contracts in the second half of 2016; and (ii) a $4.5 million decrease in the cabotage business mainly attributable to a decrease in the cabotage fleet’s operating days. The overall decrease was partially mitigated by (i) a $17.2 million increase in the port terminal business mainly attributable to the commencement of operations at the new iron ore terminal; and (ii) a $2.5 million increase in sales of products, mainly attributable to an increase in volume and price of the products sold at the Paraguayan liquid port terminal.

Administrative Fee Revenue from Affiliates: Administrative fee revenue from affiliates increased by $1.9 million, or 8.7%, to $23.7 million for the year ended December 31, 2017, as compared to $21.8 million for the year ended December 31, 2016. See general and administrative expenses incurred on behalf of affiliates and general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses increased by $38.8 million or 22.2% to $213.9 million for the year ended December 31, 2017, as compared to $175.1 million for the year ended December 31, 2016.

Time charter and voyage expenses from dry bulk operations increased by $34.1 million, or 29.5%, to $149.6 million for the year ended December 31, 2017, as compared to $115.5 million for the year ended December 31, 2016. This was primarily due to (i) an increase in charter-in expenses by $30.5 million, mainly due to an increase in charter-in available days in 2017, as compared to the same period in 2016; and (ii) an increase in port expenses by $4.1 million. The overall increase was partially mitigated by a decrease in other voyage expenses by $0.5 million.

Of the total expenses for the years ended December 31, 2017 and 2016, $64.3 million and $59.6 million, respectively, related to Navios Logistics. The increase of $4.7 million in time charter, voyage and logistics business was mainly due to (i) a $3.2 million increase in cost of products sold mainly attributable to the increase in the volume and price of the products sold at the Paraguayan liquid port terminal; and (ii) a $2.1 million increase in the port terminal business mainly attributable to the commencement of operations in the second quarter of 2017 at the new iron ore terminal. The overall increase was partially mitigated by (i) a $0.4 million decrease in barge business mainly attributable to the reduced number of voyages; and (ii) a $0.2 million decrease in cabotage business mainly attributable to the decrease in the number of operating days of the fleet.

Direct Vessel Expenses: Direct vessel expenses decreased by $10.7 million, or 8.4%, to $116.7 million for the year ended December 31, 2017, as compared to $127.4 million for the year ended December 31, 2016. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations decreased by $5.2 million, or 10.1%, to $46.2 million for the year ended December 31, 2017, as compared to $51.4 million for the year ended December 31, 2016. This decrease was mainly attributable to (i) a decrease in operating days of the owned vessels mainly due to the sale of the Navios Ionian and the Navios Horizon; (ii) a decrease in crew related costs; (iii) a decrease in insurance costs; and (iv) a decrease in spare expenses.

Of the total amounts of direct vessel expenses for the years ended December 31, 2017 and 2016, $70.5 million and $76.0 million, respectively, related to the logistics business. The decrease of $5.5 million in direct vessel expenses was mainly due to (i) a $4.9 million decrease in barge business mainly attributable to decreased repairs and maintenance and crew costs; and (ii) a $1.6 million decrease in cabotage business mainly attributable to a decrease in the cabotage fleet’s operating days. The overall decrease was partially mitigated by a $1.0 million increase in amortization of deferred drydock and special survey costs of Navios Logistics’ fleet.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $1.9 million, or 8.7%, to $23.7 million for the year ended December 31, 2017, as compared to $21.8 million for the year ended December 31, 2016. See general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Administrative fee revenue from affiliates	$(23,667)	$(21,799)
General and administrative expenses incurred on behalf of affiliates	23,667	21,799
General and administrative expenses	27,521	25,295

(in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Dry bulk Vessel Operations	$10,856	$11,001
Logistics Business	16,665	14,294

General and administrative expenses	$27,521	$25,295

The increase in general and administrative expenses by $2.2 million, or 8.7%, to $27.5 million for the year ended December 31, 2017, as compared to $25.3 million for the year ended December 31, 2016, was mainly attributable to a $2.4 million increase in general and administrative expenses of logistics business, partially mitigated by a $0.2 million decrease in other administrative expenses.

Depreciation and Amortization: For the year ended December 31, 2017, depreciation and amortization decreased by $9.7 million to $104.1 million, as compared to $113.8 million for the year ended December 31, 2016.

Depreciation expenses related to dry bulk operations decreased by $0.8 million, or 1.1%, to $73.8 million for the year ended December 31, 2017, as compared to $74.6 million for the year ended December 31, 2016. This decrease was primarily due to the sale of the Navios Ionian and the Navios Horizon. Amortization expenses related to dry bulk operations decreased by $9.2 million, or 72.2%, to $3.4 million for the year ended December 31, 2017, as compared to $12.6 million for the year ended December 31, 2016. This decrease was mainly due to early redelivery of one vessel in the third quarter of 2016, resulting in the subsequent write-off of the related purchase option and the favorable lease balance.

Of the total amount of depreciation and amortization for the year ended December 31, 2017 and 2016, $26.9 million and $26.7 million, respectively, related to Navios Logistics. The increase in depreciation and amortization of the logistics business was mainly due to (i) a $1.7 million increase in the port terminal business mainly due to the commencement of operations at the new iron ore terminal; and (ii) a $0.2 million increase in the cabotage business. The overall increase was partially mitigated by $1.7 million decrease in the barge business mainly due to the accelerated depreciation of certain barges, recorded in 2016.

Provision for Losses on Accounts Receivable: For the year ended December 31, 2017, provision for losses on accounts receivable decreased by $1.0 million to $0.3 million, as compared to $1.3 million for the year ended December 31, 2016. The decrease was mainly attributable to (i) $0.7 million decrease in the provision for losses in the logistics business and (ii) $0.3 million recovery of bad debt provisions in the dry bulk vessel operations.

Interest Income: Interest income increased by $1.9 million to $6.8 million for the year ended December 31, 2017, as compared to $4.9 million for the same period in 2016, mainly due to a $2.5 million increase in interest income of the dry bulk vessel operations, mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II and the amortization of the premium from the transfer of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners in March 2017. The overall increase was partially mitigated by a $0.6 million decrease in interest income of logistics business mainly due to lower income from short-term deposits.

Interest Expense and Finance Cost: Interest expense and finance cost for the year ended December 31, 2017 increased by $8.0 million, or 7.0%, to $121.6 million, as compared to $113.6 million in the same period of 2016. This increase was due to (i) a $3.9 million increase in interest expense and finance cost of the dry bulk vessel operations, mainly attributable to increase in interest expense and finance costs related to the Navios Acquisition Loan, and its full repayment in November 2017; and (ii) a $4.1 million increase in interest expense and finance cost of the logistics business mainly attributable to the increased amount of debt, and the reduced amount of capitalized interest, following the completion of the new iron ore terminal, during the year ended December 31, 2017.

Impairment Losses: During the year ended December 31, 2017, the Company recognized (i) an impairment loss of $32.9 million for one of the Company’s vessels; (ii) an impairment loss of $9.1 million relating to the sale of Navios Ionian which was completed on June 16, 2017; (iii) an impairment loss of $5.1 million relating to the sale of Navios Horizon which was completed on July 2017; and (iv) an impairment loss of $3.4 million relating to a favorable lease term considered as impaired and written off.

Gain on Bond and Debt Extinguishment: During year ended December 31, 2017, the Company refinanced one of its secured credit facilities and a benefit to nominal value of $1.7 million was achieved. During

November 2017, the Company refinanced its 2019 Notes resulting in a loss on bond extinguishment of $2.7 million.

Gain on Sale of Assets: Gain on sale of assets amounted to $1.1 million for the year ended December 31, 2017, mainly attributable to the sale of two self-propelled barges of the logistics business.

Other Income: Other income decreased by $12.1 million to $6.1 million for the year ended December 31, 2017, as compared to $18.2 million for the year ended December 31, 2016. The decrease was due to a $14.2 million decrease in other income of dry bulk vessels operations and a $2.1 million increase in other income of the logistics business.

The decrease in other income of the dry bulk vessels operations is mainly due to the early redelivery of a vessel from its charterer in the first quarter of 2016 in exchange for $13.0 million in cash and settlement of outstanding claims payable to the charterer amounting to $1.9 million, partially mitigated by $0.7 million decrease in miscellaneous other income.

The increase in other income of the logistics business is mainly due to (i) a $1.1 million increase in other income of barge business mainly due to the income recorded from an arbitration award; and (ii) a $0.3 million increase in other income, partially mitigated by a $0.7 million decrease in taxes other than income taxes.

Other Expense: Other expense increased by $2.1 million to $13.8 million for the year ended December 31, 2017, as compared to $11.7 million for the year ended December 31, 2016. This increase was due to a $1.2 million increase in other expense of the logistics business and a $0.9 million increase in other expense of dry bulk vessels operations.

The increase in other expense of dry bulk vessels operations is mainly due to a $2.1 million increase in losses from foreign exchange differences, partially mitigated by $1.2 million decrease in other miscellaneous expenses.

The increase in other expense of the logistics business is mainly due to an increase in loss from foreign exchange differences.

Equity/(loss) in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $207.2 million to $4.4 million income for the year ended December 31, 2017, as compared to $202.8 million loss for the same period in 2016. This increase was mainly due to (i) a $83.6 million OTTI loss relating to the investment in Navios Partners recognized in the fourth quarter of 2016; (ii) a $144.4 million OTTI loss relating to the investment in Navios Acquisition recognized in the fourth quarter of 2016; and (iii) a $20.9 million decrease in equity method income, partially mitigated by a $0.1 million increase in amortization of deferred gain from the vessels of Navios Partners (as more fully described below). The $20.9 million decrease in equity method income was mainly due to a $39.7 million decrease in equity method income from Navios Acquisition, partially mitigated by (i) a $18.5 million increase in equity method income from Navios Partners; (ii) a $0.2 million increase in equity method income from Navios Containers; (iii) a $0.2 million increase in equity method income from Acropolis; and (iv) a $0.1 million increase in equity method income from Navios Europe I and Navios Europe II.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (see also “Item 7.B. Related Party Transactions”).

Income Tax Benefit/ (Expense): Income tax benefit increased by $4.5 million to a $3.2 million benefit for the year ended December 31, 2017, as compared to a $1.3 million loss for the year ended December 31, 2016.

The change in income tax was mainly attributable to Navios Logistics due to (i) a $4.2 million increase in tax benefit in barge business mainly due to a reduction of deferred tax liability due to the decrease in future Argentinean income tax rates from 2018 onwards; and (ii) a $0.3 million decrease in income tax expense in cabotage business mainly due to lower pretax profit.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $2.6 million to $1.1 million income for the year ended December 31, 2017, as compared to $3.7 million for the same period in 2016. This decrease was mainly attributable to logistics business net income for the year ended December 31, 2017 compared to the same period in 2016.

For the year ended December 31, 2016 compared to the year ended December 31, 2015

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2016 and 2015, respectively. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2016 and 2015.

(In thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue	$419,782	$480,820
Administrative fee revenue from affiliates	21,799	16,177
Time charter, voyage and logistics business expenses	(175,072)	(247,882)
Direct vessel expenses	(127,396)	(128,168)
General and administrative expenses incurred on behalf of affiliates	(21,799)	(16,177)
General and administrative expenses	(25,295)	(34,183)
Depreciation and amortization	(113,825)	(120,310)
Provision for losses on accounts receivable	(1,304)	(59)
Interest income	4,947	2,370
Interest expense and finance cost	(113,639)	(113,151)
Gain on bond and debt extinguishment	29,187	—
Other income	18,175	4,840
Other expense	(11,665)	(34,982)

Loss before equity in net earnings of affiliated companies	$(96,105)	$(190,705)
(Loss)/Equity in net earnings of affiliated companies	(202,779)	61,484

Loss before taxes	$(298,884)	$(129,221)
Income tax (expense)/ benefit	(1,265)	3,154

Net loss	$(300,149)	$(126,067)
Less: Net income attributable to the noncontrolling interest	(3,674)	(8,045)

Net loss attributable to Navios Holdings common stockholders	$(303,823)	$(134,112)

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the years ended December 31, 2016 and 2015 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2016	2015
FLEET DATA
Available days	21,908	23,787
Operating days	21,742	23,453
Fleet utilization	99.2%	98.6%
Equivalent vessels	60	65
AVERAGE DAILY RESULTS
TCE	$8,220	$7,846

During the year ended December 31, 2016, there were 1,879 less available days as compared to 2015, due to a decrease in charter-in fleet available days by 2,895 days. This decrease was partially mitigated an increase in owned vessels available days by 1,016 days, mainly due to the delivery of Navios Sphera and Navios Mars in the first quarter of 2016. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).

The average TCE rate for the year ended December 31, 2016 was $8,220 per day, $374 per day higher than the rate achieved in 2015. This was due primarily to decreased voyage expenses in 2016 as compared to 2015, partially mitigated by the decline in the freight market during 2016 as compared to 2015.

Revenue: Revenue from dry bulk vessel operations for the year ended December 31, 2016 was $199.5 million as compared to $229.8 million for the same period during 2015. The decrease in dry bulk revenue was mainly (i) a decrease in available days of our fleet by 1,879 days, mainly due to a decrease in short-term charter-in fleet available days; and (ii) the decrease in the freight market.

Revenue from the logistics business was $220.3 million for the year ended December 31, 2016 as compared to $251.0 million for the year ended December 31, 2015. The decrease of $30.7 million was mainly attributable to (i) a $10.7 million decrease in the cabotage business mainly attributable to a decrease in the available days of the cabotage fleet; (ii) a $9.2 million decrease in sales of products attributable to the decreased volume and sale price of the products sold at the Paraguayan liquid port terminal; (iii) a $6.1 million decrease in the port terminal business mainly attributable to a decrease in products transported at the dry port terminal; and (iv) a $4.7 million decrease in the barge business.

Administrative Fee Revenue From Affiliates: Administrative fee revenue from affiliates increased by $5.6 million, or 34.8%, to $21.8 million for the year ended December 31, 2016, as compared to $16.2 million for the year ended December 31, 2015. See general and administrative expenses incurred on behalf of affiliates and general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $72.8 million or 29.4% to $175.1 million for the year ended December 31, 2016, as compared to $247.9 million for the year ended December 31, 2015.

Time charter and voyage expenses from dry bulk operations decreased by $62.0 million, or 34.9%, to $115.5 million for the year ended December 31, 2016, as compared to $177.5 million for the year ended December 31, 2015. This was primarily due to (i) the decrease in charter-in days (as discussed above); and (i) a decrease in voyage expenses mainly relating to fuel expenses.

Of the total expenses for the years ended December 31, 2016 and 2015, $59.6 million and $70.4 million, respectively, related to Navios Logistics. The decrease of $10.8 million in time charter, voyage and logistics business was mainly due to (i) a $8.8 million decrease in the port terminal business mainly attributable to the decline in both the volume and the price of the products sold at the liquid port terminal in Paraguay; (ii) a $1.4 million decrease in the barge business mainly attributable to lower prices of fuel expense; and (iii) a $0.6 million decrease in the cabotage business mainly attributable to the decrease in the number of available days of Navios Logistics’ fleet.

Direct Vessel Expenses: Direct vessel expenses decreased by $0.8 million, or 0.6%, to $127.4 million for the year ended December 31, 2016, as compared to $128.2 million for the year ended December 31, 2015. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations increased by $5.3 million, or 11.4%, to $51.4 million for the year ended December 31, 2016, as compared to $46.1 million for the year ended December 31, 2015. This increase was mainly attributable to (i) an increase in owned vessels available days due to the delivery of Navios Sphera and Navios Mars in the first quarter of 2016; (ii) an increase in crew expenses; (ii) an increase in spares expenses; and (iii) an increase in sundry general expenses.

Of the total amounts of direct vessel expenses for the years ended December 31, 2016 and 2015, $76.0 million and $82.0 million, respectively, related to the Logistics Business. The decrease of $6.0 million in direct vessel expenses was mainly due to (i) a $8.2 million decrease in cabotage business mainly attributable to a decrease in the cabotage fleet’s available days and a decrease in crew costs; and (ii) a $0.4 million decrease in amortization of deferred drydock and special survey costs of the Navios Logistics’ fleet. This decrease was partially mitigated by a $2.6 million increase in direct vessel expenses of the barge business mainly attributable to increased repairs and maintenance and crew costs.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $5.6 million, or 34.8%, to $21.8 million for the year ended December 31, 2016, as compared to $16.2 million for the year ended December 31, 2015. See general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Administrative fee revenue from affiliates	$(21,799)	$(16,177)
General and administrative expenses incurred on behalf of affiliates	21,799	16,177
General and administrative expenses	25,295	34,183

(in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Dry bulk Vessel Operations	$11,001	$20,175
Logistics Business	14,294	14,008

General and administrative expenses	$25,295	$34,183

The decrease in general and administrative expenses by $8.9 million, or 26.0%, to $25.3 million for the year ended December 31, 2016, as compared to $34.2 million for the year ended December 31, 2015, was mainly attributable to (i) a $6.4 million decrease in payroll and other related costs; (ii) a $1.0 million decrease in professional, legal and audit fees; (iii) a $1.8 million decrease in other administrative expenses, including office expenses; partially mitigated by a $0.3 million increase attributable to the Logistics Business.

Depreciation and Amortization: For the year ended December 31, 2016, depreciation and amortization decreased by $6.5 million to $113.8 million, as compared to $120.3 million for the year ended December 31, 2015. The decrease was primarily due to the net effect of (i) the increase in depreciation and amortization of dry bulk vessels by $2.9 million, mainly due to the delivery of Navios Mars and Navios Sphera in January 2016; (ii) a decrease in the amortization of favorable and unfavorable lease balances by $8.1 million, mainly attributable to the re-delivery of two vessels to their headowners in the fourth quarter of 2015, the re-delivery to the headowners of one vessel in the third quarter of 2016 and the subsequent write-off of their purchase option, favorable and unfavorable lease balances; and (iii) a decrease in depreciation and amortization of the logistics business by $1.3 million.

Provision for Losses on Accounts Receivable: For the year ended December 31, 2016, provision for losses on accounts receivable increased by $1.2 million to $1.3 million, as compared to $0.1 million for the year ended December 31, 2015. The increase was mainly attributable to the logistics business.

Interest Income: Interest income increased by $2.5 million to $4.9 million for the year ended December 31, 2016, as compared to $2.4 million for the same period in 2015, mainly due to (i) a $1.7 million increase of interest income from Navios Europe I and Navios Europe II; (ii) a $0.6 million increase of interest income from Navios Partners under the Navios Partners Credit Facility (as defined herein); and (ii) $0.2 million increase in interest income of the logistics business, mainly due to higher income from short-term deposits.

Interest Expense and Finance Cost: Interest expense and finance cost for the year ended December 31, 2016 increased by $0.4 million, or 0.4%, to $113.6 million, as compared to $113.2 million in the same period of 2015. This increase was due to (i) a $3.3 million increase in interest expense and finance cost of the dry bulk vessel operations, mainly attributable to the new loans concluded during 2016 and the decrease in the amount of interest capitalized following the delivery of Navios Mars and Navios Sphera, partially mitigated by a decrease in interest expense due to the repurchase of $58.9 million of the 2019 Notes; and (ii) a $2.9 million decrease in interest expense and finance cost of the logistics business.

Gain on bond and debt extinguishment: During the year ended December 31, 2016, the Company repurchased $58.9 million of the 2019 Notes for a cash consideration of $30.7 million resulting in a gain on bond extinguishment of $27.7 million, net of deferred fees written-off. During October 2016, the Company prepaid one of its secured credit facilities, which had an outstanding balance of $15.3 million, using $13.8 million in cash, thus achieving a $1.5 million benefit to nominal value.

Other Income: Other income increased by $13.4 million to $18.2 million for the year ended December 31, 2016, as compared to $4.8 million for the year ended December 31, 2015. The increase was due to a $13.9 million increase in other income of dry bulk vessels operations and a $0.5 million decrease in other income of the logistics business.

The increase in other income of the dry bulk vessels operations is mainly due to (i) a $14.9 million increase in other income relating to the early redelivery of one vessel during the first quarter of 2016; and (ii) a $0.4 million increase in miscellaneous other income. This increase was partially offset by a $1.4 million decrease in gains from foreign exchange differences.

Other Expense: Other expense decreased by $23.3 million to $11.7 million for the year ended December 31, 2016, as compared to $35.0 million for the year ended December 31, 2015. This decrease was due to a $19.2 million decrease in other expense of dry bulk vessels operations and a $4.1 million decrease in other expense of the logistics business.

The decrease in other expense of dry bulk vessels operations is mainly due to (i) a $18.8 million expense relating to claims under the Navios Partners Guarantee (as defined below) initially recorded in 2015, (ii) a $0.1 million decrease in losses from foreign exchange differences; and (iii) a $1.7 million decrease in other miscellaneous expenses. This decrease was partially mitigated by a $1.4 million decrease in the reclassification to earnings of available-for-sale securities for an “other-than-temporary” impairment during 2016 compared to last year. The decrease in other expense of the logistics business was mainly due to a decrease in taxes other-than-income taxes.

Equity/(loss) in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $264.3 million to $202.8 million loss for the year ended December 31, 2016, as compared to $61.5 million income for the same period in 2015. This decrease was mainly due to (i) a $83.6 million OTTI loss relating to its investment in Navios Partners recognized during the year ended December 31, 2016; (ii) a $144.4 million OTTI loss relating to its investment in Navios Acquisition recognized during the year ended December 31, 2016; (iii) a $35.5 million decrease in equity method income; and (iv) a $0.8 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners (as more fully described below). The $35.5 million decrease in equity method income was mainly due to (i) a $20.7 million decrease in equity method income from Navios Partners; (ii) $13.5 million decrease in equity method income from Navios Acquisition; and (iii) a $1.3 million decrease in equity method income from Navios Europe I and Navios Europe II.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (see also “Item 7.B. Related Party Transactions”).

Income Tax Benefit/ (Expense): Income tax benefit decreased by $4.5 million to $1.3 million expense for the year ended December 31, 2016, as compared to a $3.2 million benefit for the year ended December 31, 2015. The change in income tax was mainly attributable to Navios Logistics due to the effect of the pre-tax gains of certain subsidiaries of the barge business.

Net (Income)/ Loss Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $4.3 million to $3.7 million income for the year ended December 31, 2016, as compared to $8.0 million for the same period in 2015. This decrease was mainly attributable to logistics business net income for the year ended December 31, 2016 compared to the same period in 2015.

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for $212.6 million, or 45.9%, of our revenue, $1.7 million net income of our total net loss, $61.1 million, or 88.8% of our Adjusted EBITDA, $952.6 million, or 36.2%, of our total assets and $588.5 million, or 29.2%, of our total liabilities, in each case, for the year ended and as of December 31, 2017. Our non-guarantor subsidiaries accounted for $220.3 million, or 52.5%, of our revenue, $5.4 million net income of our total net loss, $63.3 million of Adjusted EBITDA, $940.3 million, or 34.2%, of our total assets and $509.0 million, or 26.1%, of our total liabilities for the year ended December 31, 2016. Our non-guarantor subsidiaries accounted for $251.0 million, or 52.2%, of our revenue, $16.2 million, or 12.1%, of our total net loss and $74.4 million, or 66.0%, of Adjusted EBITDA, $871.8 million, or 29.5%, of our total assets and $449.6 million, or 24.3%, of our total liabilities, in each case, for the year ended December 31, 2015.

B. Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt and borrowings under bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use funds to refinance or repurchase its debt in privately negotiated or open transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements, and other factors management deems relevant. Navios Holdings’ cash forecast indicates that it will generate sufficient cash for at least the next 12 months from April 13, 2018 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position. Generally, our sources of funds may be from cash from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of our stake in our investments. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs.

See “Item 4.B Business Overview — Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information for each of the years ended December 31, 2017, 2016 and 2015.

(in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net cash provided by operating activities	$50,784	$36,920	$43,478
Net cash used in investing activities	(42,365)	(150,565)	(36,499)
Net cash (used in)/ provided by financing activities	(16,779)	86,225	(91,123)

Decrease in cash and cash equivalents	(8,360)	(27,420)	(84,144)
Cash and cash equivalents, beginning of year	135,992	163,412	247,556

Cash and cash equivalents, end of year	$127,632	$135,992	$163,412

Cash provided by operating activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Net cash provided by operating activities increased by $13.9 million to $50.8 million for the year ended December 31, 2017, as compared to $36.9 million for the year ended December 31, 2016. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items, which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Net loss	$(164,787)	$(300,149)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	104,112	113,825
Amortization and write-off of deferred financing costs	6,391	5,653
Amortization of deferred drydock and special survey costs	14,727	13,768
Provision for losses on accounts receivable	269	1,304
Share based compensation	4,296	3,446
Gain on bond and debt extinguishment	(185)	(29,187)
Income tax (benefit)/expense	(3,192)	1,265
Realized holding loss on investments in-available-for-sale-securities	—	345
Impairment losses	50,565	—
Gain on sale of assets	(1,064)	—
Loss/(equity) in affiliates, net of dividends received	4,610	219,417

Net income adjusted for non-cash items	$15,742	$29,687

Accounts receivable, net, decreased by $5.5 million, from $65.8 million at December 31, 2016 to $60.3 million at December 31, 2017. The decrease was primarily due to a $7.2 million decrease in accounts receivable of Navios Logistics, which relates to the $21.5 million cash received in March 2017 following the favorable resolution of the arbitration proceedings in New York (see also “Item 5E. Off-Balance Sheet Arrangements”), partially mitigated by (i) a $1.1 million increase in accounts receivable from charterers and other receivables in dry bulk operations business; and (ii) a $0.6 million increase in accrued voyage income in dry bulk operations business.

Amounts due from/(to) affiliate companies, including current and non-current portion, increased by $67.4 million from $15.3 million payable for the year ended December 31, 2016 to $82.7 million payable for the year ended December 31, 2017. This decrease was due to (a) a $30.0 million net increase in payable of management and administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements; (b) a $3.2 million increase in balances relating to Navios Europe I and Navios Europe II; and (c) a $34.2 million increase in balances following the transfer to Navios Partners, the Company’s rights to the Navios Revolving Loans I and Navios Term Loans I (as defined herein).

Inventories increased by $1.7 million, from $28.5 million at December 31, 2016 to $30.2 million at December 31, 2017. The increase was primarily due to (i) a $1.2 million increase in inventories on board of our dry bulk vessels; and (ii) a $0.5 million increase in inventories of Navios Logistics mainly attributable to an increase in inventories in the liquid port in Paraguay.

Prepaid expenses and other current assets decreased by $1.8 million, from $28.9 million at December 31, 2016 to $27.1 million at December 31, 2017. The increase was primarily due to (i) a $4.5 million decrease in advances for working capital under our pooling arrangements; and (ii) a $3.6 million decrease in prepaid expenses and other current assets of Navios Logistics. This increase was partially mitigated by (i) a $3.2 million increase in claims receivables; (ii) a $1.5 million increase in prepaid voyage and operating costs; (iii) a $1.2 million increase in advances to agents and prepaid taxes; and (iv) a $0.4 million increase in other assets.

Other long-term assets increased by $2.3 million, from $2.6 million at December 31, 2016 to $4.9 million at December 31, 2017. The increase was primarily due to (i) a $2.7 million increase in long-term assets from dry bulk operations mainly due to $2.7 million deposit for option to acquire a vessel under a bareboat contract; and (ii) a $0.2 increase in available-for-sale investments, partially mitigated by $0.6 million decrease in other long-term assets of Navios Logistics.

Accounts payable decreased by $5.8 million, from $85.5 million at December 31, 2016 to $79.7 million at December 31, 2017. The decrease was primarily due to (i) a $7.6 million decrease in accounts payable of Navios Logistics; (ii) a $0.8 million decrease in accounts payable relating to brokers and other accounts payable; (iii) a $0.7 million decrease in accounts payable relating to utilities and other service providers, legal and audit services. The overall decrease was partially mitigated by (i) a $1.4 million increase in port agents payable; (ii) a $1.3 million increase in accounts payable to bunkers, lubricants and other suppliers; and (iv) a $0.6 million increase in accounts payable to headowners.

Accrued expenses and other liabilities increased by $3.2 million to $94.9 million at December 31, 2017 from $91.7 million at December 31, 2016. The increase was primarily due to (i) a $3.7 million increase in accrued payroll and related expenses; (ii) a $2.6 million increase in accrued voyage expenses; (iii) a $2.4 million increase in accrued direct vessel expenses; and (iii) a $2.5 million increase in accrued expenses of Navios Logistics. The overall increase was partially mitigated by (i) a $4.8 million decrease in accrued interest; (ii) a $2.7 million decrease in other accrued expenses and other liabilities; and (iii) a $0.5 million decrease in accrued estimated losses on uncompleted voyages.

Deferred income and cash received in advance increased by $1.8 million to $11.0 million at December 31, 2017 from $9.2 million at December 31, 2016. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year. The increase was primarily due to (i) a $1.2 million increase in deferred income of Navios Logistics; and (ii) a $0.7 million increase in deferred freight, partially mitigated by a $0.1 million decrease in the current portion of deferred gain from the sale of assets to Navios Partners.

Other long-term liabilities and deferred income remained stable to $43.4 million at December 31, 2017. The movement of the year was primarily due to (i) a $1.5 million increase in other long-term payables; (ii) a $0.2 million related to the Navios Partners Guarantee (as defined below); and (iii) a $0.1 million increase in other long-term liabilities of Navios Logistics. The overall increase was mitigated by a $1.8 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners.

Cash used in investing activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Cash used in investing activities was $42.4 million for the year ended December 31, 2017, as compared to $150.6 million for the same period of 2016.

Cash used in investing activities for the year ended December 31, 2017 was the result of: (i) $5.0 million payment for the investment in common shares in Navios Containers; (ii) a $4.5 million loan to

Navios Europe I and Navios Europe II; (iii) $2.7 million payment as a deposit for option to acquire a vessel under a bareboat contract; (iv) $2.6 million in payments for the acquisition of general partner units in Navios Partners; (v) $0.4 million in payments in other fixed assets; (vi) $19.0 million in payments for the expansion of Navios Logistics’ dry port terminal; (vii) $14.6 million in payments for the construction of Navios Logistics’ three new pushboats delivered in February 2018, (viii) $6.1 million in payments for the construction of a river and estuary tanker; (ix) $5.5 million in payments for the improvement of barges, pushboats and vessels; (x) $0.7 million in payments for the purchase of other fixed assets; (xi) $0.6 million in payments for the purchase of covers for dry barges; (xii) $11.8 million of proceeds from sale of Navios Ionian and Navios Horizon; (xiii) $7.3 million dividends received from Navios Acquisition; and (xiv) $0.2 million in collections of Navios Logistics’ Note receivable.

Cash used in investing activities for the year ended December 31, 2016 was the result of: (i) $60.1 million in payments relating to the acquisition of two bulk carrier vessels delivered in January 2016; (ii) a $4.3 million loan to Navios Europe II; (iii) $0.3 million in payments in other fixed assets; (iv) $5.3 million proceeds from the sale of available-for-sale securities; and (v) $91.2 million in payments made by Navios Logistics described as follows: (a) $85.6 million in payments for the expansion of the dry port terminal; (b) $1.3 million in payments for the construction of three new pushboats; and (c) $4.3 million in payments for improvements and purchase of other fixed assets.

Cash (used in)/provided by financing activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Cash used in financing activities was $16.8 million for the year ended December 31, 2017, as compared to $86.2 million provided by financing activities for the same period of 2016.

Cash used in financing activities for the year ended December 31, 2017 was the result of (i) a $291.1 million repayment related to the refinancing of one of the Company’s secured notes; (ii) $55.1 million related to prepayment of Navios Acquisition loan ; (iii) $25.7 million related to scheduled repayment installments; (iv) $25.3 million payments related to the dividend paid to the noncontrolling shareholders; (v) $15.6 million repayment related to the refinancing of one of the Company’s secured credit facilities; (vi) $12.4 million of payments for the termination of obligations under capital leases; (vii) $7.3 million related to prepayment of indebtedness originally set to mature in the third quarter of 2018; (viii) $3.8 million increase in restricted cash relating to loan repayments and security under certain facilities; and (ix) $0.6 million of fees relating to redemption of preferred stock. This was partially offset by (i) $291.2 million of loan proceeds (net of deferred financing cost and discount of $13.8 million) related to the refinancing of 2019 Notes; (ii) $95.5 million of proceeds from the Term Loan B Facility (net of deferred financing cost and discount of $4.5 million); (iii) $14.7 million of loan proceeds (net of $0.5 million finance fees); (iv) $13.9 million of proceeds from Navios Logistics’ long-term debt (net of deferred financing cost of $0.1 million); (v) $4.1 million proceeds from the transfer of the Company’s participation in Navios Revolving Loans I, and Navios Term Loans I, to Navios Partners both relating to Navios Europe I; and (vi) $0.7 million of drawdowns under Navios Logistics’ Notes Payable.

Cash provided by financing activities for the year ended December 31, 2016 was the result of (i) $54.7 million of loan proceeds (net of $1.3 million finance fees) to finance the acquisition of two bulk carrier vessels and to refinance another one; (ii) $48.4 million of proceeds from the Navios Acquisition Loan; (iii) a $11.0 million decrease in restricted cash relating to loan repayments and security under certain credit facilities; and (iv) $60.3 million loan proceeds from Navios Logistics. Cash provided by financing activities was partially mitigated by (i) $30.7 million of payments for the repurchase of 2019 Notes; (ii) $9.3 million payment related to the Tender Offer for the redemption of preferred stock; (iii) $40.7 million of payments performed in connection with the Company’s outstanding indebtedness, of which $21.6 million related to scheduled repayment installments for the year 2016, $13.8 million related to the refinancing of one of our secured credit facilities and $5.3 million related to the balloon payments originally due in 2019 and 2020; (iv) $3.7 million of dividends paid to the Company’s stockholders; (v) $0.8 million in payments for the acquisition of treasury stock; and (vi) $3.0 million relating to payments for capital lease obligations.

Cash provided by operating activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash provided by operating activities decreased by $6.6 million to $36.9 million for the year ended December 31, 2016, as compared to $43.5 million for the year ended December 31, 2015. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items, which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Net loss	$(300,149)	$(126,067)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	113,825	120,310
Amortization and write-off of deferred financing costs	5,653	4,524
Amortization of deferred drydock and special survey costs	13,768	13,340
Provision for losses on accounts receivable	1,304	59
Share based compensation	3,446	5,591
Gain on bond and debt extinguishment	(29,187)	—
Income tax expense/(benefit)	1,265	(3,154)
Realized holding loss on investments in-available-for-sale-securities	345	1,782
Equity/(loss) in affiliates, net of dividends received	219,417	(30,398)

Net income/ (loss) adjusted for non-cash items	$29,687	$(14,013)

Accounts receivable, net, increased by $1.0 million, from $64.8 million at December 31, 2015 to $65.8 million at December 31, 2016. The increase was primarily due to (i) a $6.8 million increase in accounts receivable of Navios Logistics mainly attributable to the receivables of the barge business; and (ii) a $0.6 million increase in accrued voyage income and expenses in dry bulk operations business. The increase was partially mitigated by a $6.4 million decrease in accounts receivable from charterers and other receivables in dry bulk operations business.

Amounts due from/(to) affiliate companies, including current and non-current portion, increased by $12.2 million from $3.1 million payable for the year ended December 31, 2015 to $15.3 million payable for the year ended December 31, 2016. This increase was due to (i) a $19.2 million net increase in payable of management and administrative fees, other expenses and reimbursement for drydocking costs; and (ii) a $7.0 million increase in balances relating to Navios Europe I and Navios Europe II.

Inventories increased by $4.1 million, from $24.4 million at December 31, 2015 to $28.5 million at December 31, 2016. The increase was primarily due to (i) a $2.0 million increase in inventories of Navios Logistics mainly attributable to an increase in inventories in the liquid port in Paraguay; and (ii) a $2.1 million increase in inventories on board of our dry bulk vessels.

Prepaid expenses and other current assets increased by $4.8 million, from $24.1 million at December 31, 2015 to $28.9 million at December 31, 2016. The increase was primarily due to (i) a $4.5 million increase in advances for working capital under our pooling arrangements; and (ii) a $3.6 million increase in prepaid expenses and other current assets of Navios Logistics. This increase was partially mitigated by (i) a $1.7 million decrease in accounts receivable claims; (ii) a $1.4 million decrease in prepaid voyage and operating costs; and (iii) a $0.2 million decrease in other assets.

Other long-term assets decreased by $0.9 million, from $3.5 million at December 31, 2015 to $2.6 million at December 31, 2016. The decrease was primarily due to (i) a $0.7 million decrease in long-term assets from dry bulk operations; and (ii) a $0.2 million decrease in other long-term assets of Navios Logistics.

Accounts payable increased by $12.9 million, from $72.6 million at December 31, 2015 to $85.5 million at December 31, 2016. The increase was primarily due to (i) a $13.1 million increase in accounts payable relating to utilities and other service providers and legal and audit services; (ii) a $4.9 million increase in accounts payable to bunkers, lubricants and other suppliers; and (iii) a $3.6 million increase in accounts payable of Navios Logistics. This increase was partially mitigated by (i) a $6.7 million decrease in accounts payable relating to brokers and other accounts payable; (ii) a $1.7 million decrease in accounts payable to headowners; and (iii) a $0.3 million decrease in port agents payable.

Accrued expenses and other liabilities decreased by $11.4 million to $91.7 million at December 31, 2016 from $103.1 million at December 31, 2015. The decrease was primarily due to (i) a $8.8 million decrease in claims submitted under the Navios Partners Guarantee (as defined below); (ii) a $3.1 million decrease in accrued dividends; (iii) a $1.1 million decrease in accrued voyage expenses; (iv) a $1.3 million decrease in accrued direct vessel expenses; (v) a $1.4 million decrease in accrued interest; and (vi) a $1.4 million decrease in other accrued expenses and other liabilities. The decrease was partially mitigated by (i) a $4.2 million increase in accrued payroll; (ii) a $1.0 million increase in accrued estimated losses on uncompleted voyages; and (iii) a $0.5 million increase in accrued expenses of Navios Logistics.

Deferred income and cash received in advance decreased by $4.3 million to $9.2 million at December 31, 2016 from $13.5 million at December 31, 2015. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year. The decrease was primarily due to (i) a $1.7 million decrease in deferred freight; and (ii) a $2.7 million decrease in deferred income of Navios Logistics, partially mitigated by a $0.1 million increase in the current portion of deferred gain from the sale of assets to Navios Partners.

Other long-term liabilities and deferred income increased by $22.5 million to $43.4 million at December 31, 2016 from $20.9 million at December 31, 2015. The increase was primarily due to (i) a $13.2 million increase in claims submitted under the Navios Partners Guarantee (as defined below); (ii) a $11.0 million increase in payable related to our long-term charter-in fleet; and (iii) a $0.2 million increase in other long-term payables. This increase was partially offset by a $1.9 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners.

Cash used in investing activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Cash used in investing activities was $150.6 million for the year ended December 31, 2016, as compared to $36.5 million for the same period of 2015.

Cash used in investing activities for the year ended December 31, 2016 was the result of: (i) $60.1 million in payments relating to the acquisition of two bulk carrier vessels delivered in January 2016; (ii) a $4.3 million loan to Navios Europe II; (iii) $0.3 million in payments in other fixed assets; (iv) $5.3 million proceeds from the sale of available-for-sale securities; and (v) $91.2 million in payments made by Navios Logistics described as follows: (a) $85.6 million in payments for the expansion of the dry port terminal; (b)

$1.3 million in payments for the construction of three new pushboats; and (c) $4.3 million in payments for improvements and purchase of other fixed assets.

Cash used in investing activities for the year ended December 31, 2015 was the result of (i) $16.2 million in payments for the acquisition of common units and general partner units following Navios Partners’ offering in February 2015; (ii) a $6.7 million investment in Navios Europe II; (iii) $7.6 million in payments relating to deposits for the acquisition of two bulk carrier vessels delivered in January 2016; (iv) a $7.3 million loan to Navios Europe II; (v) $0.3 million in payments in other fixed assets; and (vi) $27.0 million in payments in fixed assets by Navios Logistics as follows: (a) $0.8 million in payments for the transportation and other acquisition costs of new dry barges; (b) $12.1 million in payments for the expansion of the dry port terminal; (c) $7.1 million in payments for the construction of three new pushboats; and (d) $7.0 million in payments for improvements and purchase of other fixed assets. The above were partially offset by (i) $18.2 million in dividends received from Navios Acquisition; and (ii) $10.4 million loan repayment from Navios Acquisition.

Cash provided by/ (used in) financing activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Cash provided by financing activities was $86.2 million for the year ended December 31, 2016, as compared to $91.1 million used in financing activities for the same period of 2015.

Cash provided by financing activities for the year ended December 31, 2016 was the result of (i) $54.7 million of loan proceeds (net of $1.3 million finance fees) to finance the acquisition of two bulk carrier vessels and to refinance another one; (ii) $48.4 million of proceeds from the Navios Acquisition Loan; (iii) a $11.0 million decrease in restricted cash relating to loan repayments and security under certain credit facilities; and (iv) $60.3 million loan proceeds from Navios Logistics. Cash provided by financing activities was partially mitigated by (i) $30.7 million of payments for the repurchase of 2019 Notes; (ii) $9.3 million payment related to the Tender Offer for the redemption of preferred stock; (iii) $40.7 million of payments performed in connection with the Company’s outstanding indebtedness, of which $21.6 million related to scheduled repayment installments for the year 2016, $13.8 million related to the refinancing of one of our secured credit facilities and $5.3 million related to the balloon payments originally due in 2019 and 2020; (iv) $3.7 million of dividends paid to the Company’s stockholders; (v) $0.8 million in payments for the acquisition of treasury stock; and (vi) $3.0 million relating to payments for capital lease obligations.

Cash used in financing activities for the year ended December 31, 2015 was the result of (i) $36.0 million of payments performed in connection with the Company’s outstanding indebtedness, of which $24.1 million related to installments for the year 2015, $6.9 million to installments for the year 2016 and $5.0 million to balloon payments due in 2019 and 2020; (ii) $6.8 million for the payment of the balance of the purchase price for two companies acquired by Navios Logistics in 2014 (both acquisitions of intangible assets), (iii) $1.5 million relating to payments for capital lease obligations; (iv) $35.4 million of dividends paid to the Company’s stockholders; (v) a $11.1 million increase in restricted cash relating to loan repayments and security under certain credit facilities; (vi) $0.2 million in payments for the acquisition of treasury stock; and (vii) $0.1 million in payments for debt issuance cost, in relation to the acquisition of two bulk carrier vessels delivered in January 2016.

Adjusted EBITDA: EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/

(losses) on bond and debt extinguishment, (v) (provision)/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

For a reconciliation of cash flows from operating activities to Adjusted EBITDA refer to “Item 3. Key Information- A. Selected Financial Data.”

Adjusted EBITDA for the years ended December 31, 2017 and 2016 was $68.8 million and $(62.8) million, respectively. The $131.6 million increase in Adjusted EBITDA was primarily due to (i) a $207.2 million movement in equity in net earnings from affiliated companies following the OTTI loss recognized during 2016; (ii) a $43.2 million increase in revenue; (iii) a $11.6 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iv) a $2.6 million decrease in net income attributable to the noncontrolling interest; (v) a $1.1 million gain on sale of assets; and (vi) a $1.0 million decrease in provision for losses on accounts receivable. This overall increase of $266.7 million was partially mitigated by (i) a $50.6 million impairment losses (ii) a $38.8 million increase in time charter, voyage and logistics business expenses; (iii) a $30.2 million decrease in gain on bond/debt extinguishment; (iv) a $12.1 million decrease in other income; (v) a $2.1 million increase in other expenses; and (vi) a $1.3 million increase in general and administrative expenses (excluding share-based compensation expenses).

Adjusted EBITDA for the years ended December 31, 2016 and 2015 was $(62.8) million and $112.8 million, respectively. The $175.6 million decrease in Adjusted EBITDA was primarily due to (i) a $61.0 million decrease in revenue; (ii) a $264.3 million decrease in equity in net earnings from affiliated companies; and (iii) a $1.2 million increase in provision for losses on accounts receivable. This decrease was partially mitigated by (i) a $72.8 million decrease in time charter, voyage and logistics business expenses; (ii) a $23.3 million decrease in other expenses; (iii) a $13.2 million increase in other income; (iv) a $29.2 million increase in gain on bond and debt extinguishment; (v) a $6.7 million decrease in general and administrative expenses (excluding share-based compensation expenses); (vi) a $4.3 million decrease in net income attributable to the noncontrolling interest; and (vii) a $1.4 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs).

Long-Term Debt Obligations and Credit Arrangements:

Navios Holdings loans

Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305.0 million of 2022 Senior Secured Notes, at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Partners L.P., Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios South American Logistics Inc. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes. The net proceeds of the offering were used to complete a cash tender offer for its outstanding 8.125% Senior Notes due 2019 described below (the “2019 Notes”) and to redeem notes not purchased in the tender offer, including the payment of related fees and expenses and any redemption premium,. The effect of this transaction was the recognition of a $2.7 million extinguishment loss in the consolidated statements of comprehensive (loss)/income under “(Loss)/gain on bond and debt extinguishment”.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time on or after November 21, 2017 at a fixed price of 108.438%, which price declines ratably until it reaches par in November 2019.

The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers were in compliance with the covenants as of December 31, 2017.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. completed the sale of $350.0 million of 2019 Notes. During July, August and October 2016, the Company repurchased $58.9 million of its 2019 Notes for a cash consideration of $30.7 million resulting in a gain on bond extinguishment of $27.7 million, net of deferred fees written-off. On November 21, 2017, Co-Issuers completed the sale of 2022 Senior Secured Notes. The net proceeds of the offering of the 2022 Senior Secured Notes have been used: (i) to repay, in full, the outstanding amount of the 2019 Notes; and (ii) for general corporate purposes.

Ship Mortgage Notes

On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 2022 Notes

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017,

Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in January 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2017.

Secured Credit Facilities

Credit Agricole (formerly Emporiki) Facilities: In December 2012, the Emporiki Bank of Greece’s facilities were transferred to Credit Agricole Corporate and Investment Bank.

In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $40.0 million in order to partially finance the construction of one newbuilding Capesize vessel. In December 2017, the Company agreed to extend the last payment date to August 2021. As of December 31, 2017, the outstanding amount under the loan facility was repayable in one quarterly installment of $2.4 million, followed by seven semi-annual equal installments of $1.2 million with a final balloon payment of $6.8 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount under this facility was $17.7 million.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one Panamax vessel. As of December 31, 2017, the facility is repayable in one quarterly installment of $0.7 million, followed by nine semi-annual equal installments of $0.7 million, with a final balloon payment of $7.3 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2017, the outstanding amount under this facility was $14.1 million.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2017, the outstanding amount under the loan facility was repayable in one quarterly installment of $0.7 million after the drawdown date, followed by nine semi-annual equal installments of $0.7 million, with a final balloon payment of $7.5 million on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2017, the outstanding amount under this facility was $14.5 million.

On December 20, 2013, Navios Holdings entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22.5 million in two equal tranches, in order to finance the acquisition of two Panamax vessels. The two tranches bear interest at a rate of LIBOR plus 300 basis points. In December 2017, the Company agreed to extend the last payment date to August 2021. The first tranche is repayable in one quarterly installment of $0.6 million, followed by seven equal semi-annual installments of $0.6 million, with a final balloon payment of $2.8 million on the last repayment date. The second tranche is repayable in one quarterly installment of $1.1 million, followed by seven equal semi-annual installments of $0.6 million, with a final balloon payment of $2.8 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount of the loan was $15.2 million.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53.6 million and $54.5 million, respectively. During October 2016, the Company fully prepaid the third tranche of the facility, which had an outstanding balance of $15.3 million, using $13.8 million of cash, thus achieving a $1.5 million benefit to nominal value. During May 2017, the Company fully repaid the fourth tranche of the facility, which had an outstanding loan balance of $17.3 million, using $15.6 million of cash, thus achieving a $1.7 million benefit to nominal value.

HSH Nordbank Facility: On May 23, 2017, Navios Holdings entered into a facility agreement with HSH Nordbank AG for an amount of up to $15.3 million in order to partially refinance the fourth tranche of the Commerzbank facility. As of December 31, 2017, the facility is repayable in 15 quarterly equal installments of $0.4 million, with a final balloon payment of $8.8 million on the last payment date. The loan bears interest at a rate of LIBOR plus 300 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2017, the outstanding amount under this facility was $14.5 million.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42.0 million in two tranches: (i) the first tranche is for an amount of up to $26.0 million in order to finance the acquisition of a Handysize vessel; and (ii) the second tranche is for an amount of up to $16.0 million to refinance the outstanding debt of an Ultra-Handymax vessel. The two tranches bear interest at a rate of LIBOR plus 285 and 360 basis points, respectively. On June 27, 2014, Navios Holdings refinanced the existing facility, adding a new tranche for an amount of $30.0 million in order to finance the acquisition of a Capesize vessel, which was delivered in June 2014. The new tranche bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2017, the first tranche is repayable in nine quarterly installments of $0.4 million, with a final balloon payment of $14.4 million on the last repayment date, the second tranche is repayable in ten quarterly installments of $0.3 million, with a final balloon payment of $6.3 million on the last repayment date and the third tranche is repayable in ten quarterly installments of $0.5 million, with a final balloon payment of $18.8 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the total outstanding amount was $50.1 million.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40.0 million in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bore interest at a rate of LIBOR plus 325 basis points. During 2017, Navios Holdings prepaid the indebtedness originally maturing in the third quarter of 2018 and released from collateral one Panamax vessel. In December 2017, Navios Holdings entered into a facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due by September 2018 for three years, to September 2021. As of December 31, 2017, the facility is repayable in 15 quarterly installments of $0.7 million, with a final balloon payment of $7.3 million payable on the last repayment date. The loan facility requires compliance with certain financial covenants. In December 2015, one newbuilding Panamax vessel and one newbuilding Capesize vessel were added as collateral to this facility. As of December 31, 2017, the outstanding amount was $18.2 million.

In January 2016, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $41.0 million, to be drawn in two tranches, to finance the acquisition of one newbuilding Panamax vessel and one newbuilding Capesize vessel. The facility bears interest at a rate of LIBOR plus 255 basis points. The total amount drawn under the facility was $39.9 million. The first tranche is repayable in one quarterly installment of $0.5 million, followed by 16 quarterly installments of $0.4 million each, and a final balloon payment of $14.8 million on the last payment day. The second tranche is repayable in one quarterly installment of approximately $0.4 million each, followed by 16 quarterly installments of $0.2 million each, and a final balloon payment of $8.8 million on the last payment day. The loan facility also requires compliance with certain covenants. As of December 31, 2017, the outstanding amount was $33.8 million.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31.0 million in order to finance part of the acquisition of a Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2017, the facility is repayable in 20 quarterly installments of $0.5 million, with a final balloon payment of $16.6 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount was $25.6 million.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16.1 million in order to refinance one Capesize vessel. The facility bears interest at a rate of LIBOR plus 300 basis points. The facility is repayable in four quarterly installments of $0.3 million each, followed by 16 quarterly installments of $0.3 million each, with a final balloon payment of $10.7 million payable on the last repayment date. The first instalment will be due 15 months from the loan drawdown date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount was $16.1 million.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes and the 2022 Notes. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 110% to 135%, (ii) minimum liquidity up to a maximum of $30.0 million, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for a specific period of time up to a maximum of four quarters (from the current balance sheet date) and/or amended to include net total debt divided by total assets, as defined in each senior secured credit facility, to a maximum of 90%.

As of December 31, 2017, the Company was in compliance with all of the covenants under each of its credit facilities.

Navios Acquisition Loan

On November 3, 2017, the Company prepaid in full the outstanding amount of $55.1 million under its secured loan facility of up to $70.0 million with Navios Acquisition entered into in September 2016. The prepayment amount consisted of the $50.0 million drawn under the facility and $5.1 million of accrued interest. See also “Item 7.B Related party transactions”.

Navios Logistics loans

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) completed the sale of $375.0 million in aggregate principal amount of its Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The effect of this transaction was the recognition of a $27.3 million loss in the consolidated statement of operations under “(Loss)/gain on bond and debt extinguishment”. The 2022 Logistics Senior Notes are unregistered are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Logistics Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of December 31, 2017, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2017.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of December 31, 2017, Navios Logistics had drawn the total available amount and the outstanding balance of Notes Payable was $31.1 million.

Navios Logistics BBVA Loan Facility

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”) for an amount of $25.0 million, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in 20 quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2017, the outstanding amount of the loan was $23.3 million.

Navios Logistics Alpha Bank Loan

On May 18, 2017, Navios Logistics enter into a $14.0 million term loan facility in order to finance the acquisition of two product tankers (“Navios Logistics Alpha Bank Loan”). The Navios Logistics Alpha Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in 20 quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of December 31, 2017, the outstanding amount of the loan was $13.3 million.

Navios Logistics Term Loan B Facility

On November 3, 2017, Navios Logistics and Navios Logistics Finance (US) Inc., as co-borrowers, completed the issuance of a new $100.0 million Term Loan B Facility. The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on five tanker vessels servicing our cabotage business as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract. The net proceeds of the Term Loan B Facility were used: (i) to finance a $70.0 million dividend of which $44.7 million was paid to Navios Holdings, and was eliminated in the consolidated financial statements, and $25.3 million to its noncontrolling shareholders, (ii) for general corporate purposes and (iii) to pay fees and expenses relating to the Term Loan B Facility.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2017, a balance of $100.0 million was outstanding under the Term Loan B Facility.

Navios Logistics was in compliance with the covenants set forth in the Term Loan B as of December 31, 2017.

Other indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2017, the outstanding loan balance was $0.3 million ($0.3 million as of December 31, 2016). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021.

During the year ended December 31, 2017, the Company paid $48.6 million, of which $25.7 million related to scheduled repayment installments for the year 2017, $7.3 million related to prepayments of indebtedness originally maturing the third quarter of 2018, and $15.6 million related to the refinancing of one of its secured credit facilities which had an outstanding balance of $17.3 million, thus achieving a $1.7 million benefit to nominal value.

The annual weighted average interest rates of the Company’s total borrowings were 7.11%, 6.87% and 6.98% for the year ended December 31, 2017, 2016 and 2015, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2017, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year	Amount in millions of U.S. dollars
2018	$36.0
2019	33.3
2020	71.5
2021	154.8
2022	1,414.7
2023 and thereafter	7.5

Total	$1,717.8

Working Capital Position: On December 31, 2017, Navios Holdings’ current assets totaled $256.1 million, while current liabilities totaled $236.2 million, resulting in a positive working capital position of $19.9 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during the next 12 months from April 13, 2018 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position through April 13, 2019.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures: On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,872 dwt Panamax vessel and one 181,259 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices were $31.8 million and $52.0 million, respectively, and were delivered in January 2016. As of December 31, 2015 and 2014, Navios Holdings had paid deposits for both vessels totaling $29.7 million and $22.1 million, respectively. The remaining purchase price of $58.7 million was financed with a $39.9 million loan and the balance with available cash.

Navios Logistics

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.3 million for each pushboat. As of December 31, 2017, Navios Logistics had paid $30.7 million related to the construction of the new pushboats, which were delivered in February 2018.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $14.9 million (€12.4 million). As of December 31, 2017, Navios Logistics had paid $6.1 million related to the construction of the tanker vessel. The vessel is expected to be delivered in the second quarter of 2018.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of December 31, 2017, Navios Logistics had paid $156.8 million related to the iron ore terminal expansion.

On September 4, 2017, Navios Logistics has signed an agreement for the construction of covers for dry barges for a total consideration of $1.1 million. As of December 31, 2017, Navios Logistics had paid $0.6 million.

Refer also to “Item 5F. Contractual Obligations as at December 31, 2017”.

Dividend Policy

In November 2015, due to the prolonged weakness in the dry bulk industry, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’ management believe such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board of Directors may deem advisable.

Concentration of Credit Risk:

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the year ended December 31, 2017, no customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue and for the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation:

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the dry bulk market at any given time. For other trends affecting our business, please see other discussions in Item 5. “Operating and Financial Review and Prospects”.

E. Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes.

Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule below. As of December 31, 2017, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2017, Navios Partners has submitted one claim under this agreement to the Company. As at December 31, 2017 and December 31, 2016, the fair value of the claim was estimated at $20.0 million and $19.7 million and included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/income.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G American Depositary Shares and Series H American Depositary Shares. The complaint asserts claims for breach of fiduciary duty and contract. The complaint sought, among other things, unspecified monetary damages, a declaration regarding certain of the Company’s alleged obligations under the applicable certificates of designation, the restoration of certain alleged rights to non-tendering holders if the exchange offer that commenced on September 19, 2016 was consummated, and an award of plaintiff’s costs. On November 28, 2016, plaintiff’s counsel informed the Court that the litigation was moot in light of the failure of the consent solicitation (which did not attain the necessary support from the holders of Series G American Depositary Shares and Series H American Depositary Shares). On January 10, 2017, plaintiff’s counsel submitted a motion for attorneys’ fees to which the Company submitted an opposition brief on February 3, 2017, which requested that the Court deny the request for attorneys’ fees in its entirety. Plaintiff’s counsel’s motion for attorney’s fees was fully briefed on February 17, 2017. On September 26, 2017, the Court issued a decision denying plaintiff’s application for an award of attorneys’ fees and requiring that any party wishing to restore the case to the Court’s active docket do so by October 10, 2017. No party requested that the case be restored to the active docket by the October 10, 2017 deadline. No appeal of the Court’s denial of plaintiff’s application for an award of attorneys’ fees has been taken to date and the time to file an appeal has expired.

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a $50.0 million credit facility (the “Revolver”) to Navios Holdings.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses, which was approved by an order of the Court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $0.8 million by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

Navios Logistics had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21.5 million, including all unpaid invoices, compensation for late payment of invoices, and reimbursement of legal fees incurred. The full amount was received in March 2017.

On March 30, 2016, Navios Logistics received written notice from Vale stating that Vale will not be performing the service contract entered into between Corporacion Navios S.A. and Vale on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. Navios Logistics initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

As of December 31, 2017, Navios Logistics’ subsidiaries in South America were not contingently liable for claims and penalties towards the local tax authorities. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2019.

Refer also to Item 5F. “Contractual Obligation as at December 31, 2017” below.

F. Contractual Obligations as at December 31, 2017:

Payment due by period ($ in millions) (unaudited)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$1,717.8	$36.0	$104.8	$1,569.5	$7.5
Operating Lease Obligations (Time Charters) for vessels in operation (2)	482.3	119.0	178.7	106.8	77.8
Operating Lease Obligations (Time Charters) for vessels to be delivered	89.3	8.7	40.3	20.9	19.4
Operating Lease Obligations Pushboats and Barges	0.4	0.2	0.2	—	—
Deposit obligations for options to acquire vessels(3)	2.7	2.7	—	—	—
Navios Logistics contractual payments(4)	10.1	10.1	—	—	—
Rent Obligations(5)	4.0	2.0	1.8	0.2	—

Total	$2,306.6	$178.7	$325.8	$1,697.4	$104.7

(1)

The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.55% to 3.60% per annum. The amount does not include interest costs for the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Term Loan B Facility and the Navios Logistics Notes Payable. The expected interest payments are: $128.0 million (less than 1 year), $250.2 million (1-3 years), $160.2 million (3-5 years) and $0.3 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of December 31, 2017, timing of scheduled payments and the term of the debt obligations.

(2)	Approximately 42% of the time charter payments included above is estimated to relate to operational costs for these vessels.

(3)	The table above incorporates the deposits the Company agreed to pay regarding the option to acquire a vessel.

(4)

Represents Navios Logistics’ future remaining contractual payments for the acquisition of three pushboats, which were delivered in February 2018, future remaining contractual payments for the acquisition of covers for dry barges and future remaining contractual payments for the acquisition of an estuary and river tanker. Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of $7.4 million (€6.2 million).

(5)	The table above incorporates the lease obligations of the offices of Navios Holdings and of Navios Logistics. See also Item 4.B. “Business Overview — Facilities.”

Refer to “Item 7.B. Related Party Transactions” for Navios Partners Guarantee (as defined herein), not reflected in the table above.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14.0 million. As of December 31, 2017, the amount undrawn from the Navios Revolving Loans II was $15.0 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $15.0 million.

Refer also to “Item 5. Operating and Financial Review and Prospects” in “Recent Developments” for the two ten-year bareboat contracts agreed in January 2018, not reflected in the table above.

Critical Accounting Policies

Navios Holdings’ consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Holdings has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Holdings’ significant accounting policies, see Note 2 to the Consolidated Financial Statements, included herein.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the assessment of other-than-temporary impairment related to the carrying value of investments in affiliates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies, and guarantees. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Stock-based Compensation: In December 2017, the Company authorized the grant of restricted common stock and restricted common units. In December 2016, the Company authorized the grant of restricted share units and share appreciation rights. In December 2015 and 2014, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three and four years. In December 2014 and 2013, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest upon achievement of certain internal performance criteria including certain targets on operational performance and cost efficiency.

The fair value of share appreciation rights and stock option grants is determined with reference to option pricing model and principally adjusted Black-Scholes models. The fair value of restricted share units, restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met and are being accounted for as equity.

Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. Navios Holdings determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then-current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal year 2017, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, running cost based on current year actuals, assuming an annual increase of 0.3% after 2018 and a utilization rate of 99.2% based on the fleet’s historical performance.

As of December 31, 2017, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $32.9 million for this vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to this vessel, presented within the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income. The assessment performed for 2016 and 2015 did not indicate a step two was necessary for the Company’s other vessels held and used.

As of December 31, 2017, the 10-year historical average rates for the Company’s vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 63.3% higher than the daily time charter equivalent rate of the owned fleet achieved in the fiscal year 2017 of $9,705 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2017):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% below the 10-year average)
Handysize	(24.8%)	(30.6%)	(16.6%)
Ultra-Handymax	(30.1%)	(38.3%)	(25.5%)
Panamax	(33.5%)	(40.2%)	(21.4%)
Capesize	(34.9%)	(48.4%)	(32.0%)

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that 13, 19 and 8 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2017 and 2016, the Company owns and operates a fleet of 38 and 40, respectively, with an aggregate carrying value of $1,295.1 million as of December 31, 2017, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2017 and 2016, the carrying value of 38 and 40 of the Company’s vessels, respectively, (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $591.1 million and $874.5 million, respectively, in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2017 and 2016 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter):

Vessel	Year Built	Purchase Price (in millions) (1)	Carrying Value (as of December 31, 2017) (in millions) (1)		Carrying Value (as of December 31, 2016) (in millions) (1)
Navios Serenity	2011	$26.8	$21.1	*	$22.2	*
Navios Ionian	2000	—	—		15.4	*
Navios Celestial	2009	34.7	24.1	*	25.5	*
Navios Vector	2002	31.2	18.6	*	20.5	*
Navios Horizon	2001	—	—		12.3	*
Navios Herakles	2001	33.1	14.8	*	16.4	*
Navios Achilles	2001	33.0	15.5	*	17.1	*
Navios Meridian	2002	26.8	13.9	*	13.9	*
Navios Mercator	2002	26.1	13.5	*	13.7	*
Navios Arc	2003	25.5	13.2	*	14.4	*
Navios Hios	2003	35.9	17.4	*	19.0	*
Navios Kypros	2003	36.0	17.4	*	18.9	*
Navios Ulysses	2007	16.5	16.5		52.0	*
Navios Vega	2009	72.7	47.7	*	50.6	*
Navios Astra	2006	23.9	16.9	*	18.1	*
Navios Magellan	2000	30.1	13.4	*	14.8	*
Navios Star	2002	29.4	15.5	*	16.1	*
Navios Asteriks	2005	54.0	30.7	*	33.1	*
Navios Centaurus	2012	37.8	30.2	*	30.9	*
Navios Avior	2012	39.9	32.0	*	32.8	*
Navios Bonavis	2009	121.4	82.7	*	87.4	*
Navios Happiness	2009	122.1	83.3	*	88.0	*
Navios Lumen	2009	113.5	79.2	*	83.6	*
Navios Stellar	2009	95.8	67.6	*	71.2	*
Navios Phoenix	2009	106.8	74.7	*	78.8	*
Navios Antares	2010	116.5	82.0	*	86.4	*
Navios Etoile	2010	66.9	50.3	*	52.7	*
Navios Bonheur	2010	69.6	52.3	*	54.8	*
Navios Altamira	2011	56.2	42.9	*	45.0	*
Navios Azimuth	2011	56.6	43.2	*	45.3	*
Navios Galileo	2006	18.7	14.7	*	15.7	*
Navios Northern Star	2005	17.7	13.8	*	14.8	*
Navios Amitie	2005	17.7	13.9	*	14.9	*
Navios Taurus	2005	17.8	13.7	*	14.7	*
N Amalthia	2006	19.1	15.6	*	15.5	*
N Bonanza	2006	18.8	15.0	*	16.1	*
Navios Gem	2014	54.4	47.8	*	49.6	*
Navios Ray	2012	52.2	46.2	*	47.6	*
Navios Sphera	2016	34.4	32.0	*	33.2	*
Navios Mars	2016	55.5	51.8	*	53.7	*
		$1,845.1	$1,295.1		$1,426.7

(1) All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of December 31, 2017 and 2016, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

Vessels, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition, and if acquired as an asset acquisition, are recorded at cost (including transaction costs). Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of comprehensive (loss)/income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets, after considering the estimated residual value.

Annual depreciation rates used, which approximate the useful life of the assets are:

Vessels	25 years
Port terminals	5 to 40 years
Tanker vessels, barges and pushboats	15 to 45 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

Management estimates the residual values of the Company’s dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimates the residual values of the Company’s vessels based on a scrap rate of $340 per LWT after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels.

Management estimates the useful life of its vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and pushboats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, for ocean-going vessels, and up to every 96 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels, barges and pushboats sold are written-off to income in the year the vessel, barge or pushboat is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period.

Goodwill and Other Intangibles:

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill (step one). The Company determines the fair value of the reporting unit based on a combination of the income approach (i.e. discounted cash flows) and market approach (i.e. comparative market multiples) and believes that the combination of these two approaches is the best indicator of fair value for its individual reporting units. If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step (step two) to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.

As of December 31, 2017, the Company performed its impairments test for its reporting units within: the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying value of its total net assets.

As of December 31, 2017, the Company performed step one of the impairment test for the Dry Bulk Vessel Operations reporting unit, which is allocated goodwill of $56.2 million. Step one impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates adjusted for outliers), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods, which indicated that the fair value exceeded the carrying value of net assets.

As of December 31, 2017, the Company performed step one of the impairment test for the Logistics Business, which is allocated goodwill of $104.1 million. Step one of the impairment test used the income method and revealed that the fair value substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required. The future cash flows from the Logistics Business were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity. The Logistics Business reporting unit has not been affected by the same volatile industry and market conditions as experienced in the Dry Bulk Vessel Operations reporting unit. In addition, the cash flows of the long-lived assets in the Logistics Business have not experienced a significant decline.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name and port terminal operating rights. The fair value of the trade name was determined based on the “relief from royalty” method, which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years. Navios Logistics’ trade name is being amortized under the straight line method over 10 years.

The fair value of customer relationships of Navios Logistics was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

Other intangibles that are being amortized, such as customer relationships and port terminal operating rights, would be considered impaired if their carrying value could not be recovered from the future undiscounted cash flows associated with the asset.

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of the Company’s vessels and the Company’s weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the consolidated statements of comprehensive (loss)/income in the “Depreciation and Amortization” line item.

The amortizable value of favorable leases would be considered impaired if its carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.

Vessel purchase options that are included in favorable leases are not amortized and when the purchase option is exercised, the asset is capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel and if not exercised, the intangible asset is written off. Vessel purchase options that are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of gain/loss on sale of the assets. If the option is not exercised at the expiration date, it is written-off in the consolidated statements of comprehensive (loss)/income.

During the fourth quarter of fiscal year 2017, management concluded that circumstances had changed, which indicated that potential impairment of Navios Holdings’ intangible assets other than goodwill might exist.

These indicators included continued volatility in the spot market and the related impact of the current dry bulk sector has on management’s expectations for the future, consistent with those used in its vessel impairment assessment. As of December 31, 2017, the Company performed an assessment, which indicated that the amortizable value of one of its favorable leases would not be recoverable from the future undiscounted cash flows associated with the asset. As a result, the Company recognized an impairment loss of $3.4 million in the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income. There were no other impairment losses recognized for the Company’s intangible assets other than goodwill for any of the years ended December 31, 2016 and 2015.

The weighted average amortization periods for intangibles are:

Intangible Assets/Liabilities	Years
Trade name	29.7
Favorable lease terms	7.9
Port terminal operating rights	47.0
Customer relationships	20.0

Investments in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II and Navios Containers for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, Navios Acquisition, Navios Europe I, Navios Europe II and Navios Containers, and (iii) the intent and ability of the Company to retain its investment in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II and Navios Containers, for a period of time sufficient to allow for any anticipated recovery in fair value.

Navios Holdings considers whether the fair values of its equity method investments have declined below their carrying values whenever adverse events or changes in circumstances indicate that the carrying value may not be recoverable. If we consider any such decline to be “other-than-temporary” (based on various factors, including historical financial results, economic and industry events resulting in changes in the affiliate’s trading performance and the overall health of the affiliate’s industry), then we would write down the carrying amount of the investment to its estimated fair value.

As of December 31, 2017, management considers the decline in the market value of its investment in Navios Acquisition to be temporary. However, there is the potential for future impairment changes relative to this security if its respective fair value does not recover and an OTTI analysis indicates such write down is necessary, which may have a material adverse impact on our results of operations in the period recognized. During the year ended December 31, 2017, we did not recognize any impairment loss in earnings.

As of December 31, 2016, the Company considered the decline in fair value of its investment in Navios Partners and Navios Acquisition as “other-than-temporary” and therefore recognized a loss of $228.0 million in the accompanying consolidated statement of comprehensive (loss)/income.

As of June 30, 2016, the Company considered the decline in fair value of the KLC and STX shares as “other-than-temporary” and therefore recognized a loss of $0.3 million out of accumulated other comprehensive income/(loss). The respective loss was included in other (expense)/ income, net in the accompanying consolidated statement of comprehensive (loss)/income. During the third quarter of 2016, the Company sold all KLC and STX securities held.

As of September 30, 2015, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive income /(loss) of $1.8 million. The respective loss was included in other expense in the accompanying consolidated statement of comprehensive (loss)/income.

Recent Accounting Pronouncements

For a description of Navios Holdings’ recent accounting pronouncements, see Note 2 to the consolidated financial statements, included herein.

G. Safe Harbor

Applicable to the extent the disclosures in Item 5.E and 5.F above are eligible for the statutory safe harbor protections provided to forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	52	Chairman of the Board and Chief Executive Officer
George Achniotis	53	Chief Financial Officer
Ted C. Petrone*	62	Vice Chairman of Navios Corporation
Vasiliki Papaefthymiou	49	Executive Vice President—Legal and Director
Anna Kalathakis	47	Chief Legal Risk Officer
Shunji Sasada*	59	President of Navios Corporation and Director
Leonidas Korres	42	Senior Vice President—Business Development
Efstratios Desypris	43	Chief Financial Controller
Ioannis Karyotis	41	Senior Vice President—Strategic Planning
Erifili Tsironi	43	Senior Vice President – Credit Management
Chris Christopoulos*	40	Senior Vice President of Navios Corporation – Financial Business Development
Spyridon Magoulas	63	Director
John Stratakis	53	Director
Efstathios Loizos	56	Director
George Malanga	59	Director

*	Significant employee

Angeliki Frangou has been our Chairman and CEO since August 25, 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March, 2008 the Chairman and Chief Executive Officer of Navios Maritime Midstream Partners L.P. (NYSE: NAP), an affiliated limited partnership since October 2014 and the Chairman and Chief Executive Officer of Navios Maritime Containers Inc. (N-OTC:NMCI), an affiliated corporation since April, 2017. Ms. Frangou has been the Chairman of the Board of Directors of Navios Logistics since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the non-executive Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since March 2016, Ms. Frangou is a Member of the DNV GL Greek National Committee. Since May 2014, Ms. Frangou has been a

Member of the Board of The Hellenic Mutual War Risks Association (Bermuda) Limited. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

George Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President-Business Development of Navios Partners; a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. He has more than 19 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991, and holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Ted C. Petrone became Vice Chairman of Navios Corporation in January 2015 having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has served in the maritime industry for 39 years, 35 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also a director of Navios Acquisition, a New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

Vasiliki Papaefthymiou has been Executive Vice President — Legal and a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the Company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

Anna Kalathakis has been Chief Legal Risk Officer since November 2012, and Senior Vice President — Legal Risk Management of Navios Maritime Holdings Inc. from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A. Bilbrough & Co. Ltd. and an Associate Director of the Company (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited). She has previously worked for a U.S. maritime law firm in New Orleans, was admitted to practice law in the state of Louisiana in 1995, and has also worked in a similar capacity at a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to practice law before the Bar in Piraeus, Greece in 2003. She has studied International Relations at Georgetown University, Washington D.C. (1991). She holds an MBA from European University at Brussels (1992) and a J.D. from Tulane Law School (1995).

Shunji Sasada became a director of Navios Holdings and President of Navios Corporation in January 2015. Mr. Sasada has also served as a director in Navios Maritime Partners L.P. since August 2007 and as a director in Navios Maritime Midstream Partners L.P. since October 2014. Previously, as Chief Operating Officer of Navios Corporation and Senior Vice President of Fleet Development, he headed Navios Holdings’ program for the growth and development of the Company’s long-term chartered-in and owned tonnage. Mr. Sasada is also President of Navimax Corporation, the Ultra Handymax operating subsidiary of the group. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui’s O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in Mitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai (Class NK). He is a graduate of Keio University, Tokyo, with a B.A. degree in Business and he is a member of the Board of Trustees of Keio Academy of New York.

Leonidas Korres has been our Senior Vice President — Business Development since January 2010. Mr. Korres is also the Chief Financial Officer of Navios Maritime Acquisition Corporation since April 2010. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a Senior Financial Advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a Non-Profit Company. From June 2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens and New York Stock Exchanges). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for exploiting the Olympic venues. Mr. Korres earned his Bachelor’s degree in Economics from the Athens University of Economics and Business and his master’s degree in Finance from the University of London.

Efstratios Desypris has been our Chief Financial Controller since February 2011. Mr. Desypris has previously served as Financial Controller since May 2006. Mr. Desypris is also a director and Senior Vice President of Navios Maritime Midstream Partners L.P. since October 2014. In addition, Mr. Desypris is the Chief Financial Officer of Navios Maritime Partners since January 2010. He also serves as Senior Vice President — Strategic Planning and Director of Navios Logistics, and as director in Navios Europe Inc. Before joining Navios Group, Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Ioannis Karyotis has been our Senior Vice President — Strategic Planning since February 2011. Mr. Karyotis is also Chief Financial Officer of Navios Logistics since March 2011. Prior to joining the Company, from 2006 until 2011, Mr. Karyotis was Consultant and later Project Leader at The Boston Consulting Group (BCG), an international management consulting firm. From 2003 until 2005, Mr. Karyotis was Senior Equity Analyst at Eurocorp Securities, a Greek brokerage house, and in 2003, he was Senior Analyst in the Corporate Finance Department at HSBC Pantelakis Securities, a subsidiary of HSBC Bank. Mr. Karyotis began his career in 2002 with Marfin Hellenic Securities as Equity Analyst. He received his bachelor’s degree in Economics from the Athens University of Economics and Business (1998). He holds a master’s of Science in Finance and Economics from the London School of Economics (1999) and an MBA from INSEAD (2006).

Erifili Tsironi has been our Senior Vice President – Credit Management since October 2014. Ms. Tsironi is also Chief Financial Officer of Navios Maritime Midstream Partners LP. Ms. Tsironi has over 17 years of experience in ship finance. Before joining the Company, she was the Senior Vice President—Global Dry Bulk Sector Coordinator of DVB Bank SE. Ms. Tsironi joined DVB Bank SE in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager in ANZ Investment Bank / ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and an MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

Chris Christopoulos has been the Senior Vice President—Financial Business Development of Navios Corporation since joining the Company in April 2017. Mr. Christopoulos is also Chief Financial Officer of Navios Maritime Containers, Inc. Mr. Christopoulos has over 15 years of experience in financial markets and shipping. Before joining us, he was a Director in the investment banking division of Bank of America Merrill Lynch where he led the origination, structuring and execution of advisory and capital markets transactions for companies in the transportation sector. Previously he was part of the transportation investment banking team at Merrill Lynch, and the industrials investment banking team at CIBC World Markets, which he joined in 2004. Mr. Christopoulos received a Bachelor of Arts degree in Economics from Yale University.

Spyridon Magoulas has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the board of directors of ISE. Mr. Magoulas is the co-founder and director of Doric Shipbrokers S.A., a chartering firm based in Athens, Greece, and has served as the managing director of Doric Shipbrokers S.A. since its formation in 1994. From 1982 to 1993, Mr. Magoulas was chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece, and from 1980 to 1982, Mr. Magoulas served at Orion and Global Chartering Inc. in New York. Mr. Magoulas received a bachelor’s degree in Economics (honors) from the City University of New York, New York, a master’s degree in Transportation Management from the Maritime College in New York and a master degree in Political Economy from the New School for Social Research in New York. In addition to his role on the Board of Directors, Mr. Magoulas also serves as a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Mr. Magoulas is an independent director.

John Stratakis has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the board of directors of ISE. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis & Gonzalez, LLP, in New York, New York, where he specializes in all aspects of marine finance and admiralty law, real estate, trusts and estates and general corporate law. From 1992 to 1993, Mr. Stratakis was an associate attorney with Wilson, Elser, Moskowitz Edelman & Dicker, in New York, New York. Mr. Stratakis also has been a director and the President of the Hellenic-American Chamber of Commerce in New York. He serves on the board of New York Maritime Inc., an association that promotes the New York region as a maritime business center. Mr. Stratakis received a Bachelor of Arts (cum laude) from Trinity College and a Juris Doctor degree from Washington College of Law at American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York. In addition to his role on the Board of Directors, Mr. Stratakis also serves as chairman of the Nominating and Governance Committee and a member of the Compensation Committee. Mr. Stratakis is an independent director.

Efstathios Loizos was appointed to our Board of Directors in July 2010. Mr. Loizos was also director of Navios Partners from October 2007 until June 2010. In October 2008, Mr. Loizos joined the Managing Team of ION S.A., a leading Greek chocolate and cocoa group of companies, with the responsibility of supervising MABEL S.A., one of the affiliated companies of the group. In June 2010, Mr. Loizos was appointed to the Board of Directors of ION S.A. and assumed enlarged executive responsibilities within the group. Since March 2014, Mr. Loizos serves as the CEO of the affiliated company INTERION S.A., which operates in Bulgaria. In May 2010, Mr. Loizos was elected as a member of the Board of Directors of IOBE (Foundation of Economic and Industrial Research). Between 2001 and 2008, Mr. Loizos served as the General Manager and a member of the Board of Directors of ELSA S.A., a Greek steel packaging company, and also as the Vice Chairman of the Board of Directors of its affiliated company ATLAS S.A. From 2005 to 2007, Mr. Loizos served as the President of the

International Packaging Association and as the Vice President of the Greek Association of Steel Packaging Manufacturers. He is one of the founders/owners of Facility Plus, which is engaged in the field of property & facility management. Mr. Loizos received a Maitrise en Sciences Economiques from the University of Strasbourg and an M.B.A. in Finance from New York University. Mr. Loizos also serves as Chairman of the Audit Committee and chairman of the Compensation Committee. Mr. Loizos is an independent director.

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga has held a variety of positions during his 30 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 18 years. His credit risk experience includes head of asset recovery, head of domestic corporate credit and currently as Chief Credit Officer of BNY Mellon. Mr. Malanga is a member of BNY Mellon’s Operating Committee and holds a Bachelor’s Degree in Business Administration from Rutgers College and an M.B.A. in Finance from New York University. Mr. Malanga also serves as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Malanga is an independent director.

There are no family relationships between any of our directors, executive officers or significant employees.

B. Compensation

The aggregate annual compensation (salaries and bonus) paid to our current executive officers was approximately $2.2 million for the year ended December 31, 2017. Navios Holdings provides administrative services to Navios Partners, Navios Acquisition, Navios Midstream, Navios Logistics, Navios Containers, Navios Europe I and Navios Europe II. Navios Holdings is reimbursed for reasonable costs and expenses, incurred in connection with the provision of these services. In February 2015, the Board of Directors approved the adoption of the Navios Holdings 2015 Equity Incentive Plan, as amended in December 2017 (the “2015 Equity Incentive Plan”) which amendment increased the number of authorized shares available for issuance under such plan. The 2015 Equity Incentive Plan authorizes the issuance of stock grants to our officers, employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant.

On December 15, 2015, December 11, 2016, and December 13, 2017 the Company authorized the granting of restricted share units and share appreciation rights and the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock units, restricted common stock and stock options to its employees, officers and directors, vest over three and four years.

Details of options granted

As of the filing of this Annual Report on Form 20-F, 7,705,995 stock options to purchase the Company’s common stock and 2,500,000 share appreciation rights have been granted of which 5,377,797 have vested, 1,714,268 have expired, 2,526,779 remain unvested and 587,151 have been exercised in total, of which 411,438 at an exercise price of $3.18 per share, 30,595 at an exercise price of $5.87 per share, 63,172 at an exercise price of $5.15 per share, 59,546 at an exercise price of $3.81 per share, and 22,400 at an exercise price of $3.44 per share.

Out of the 7,705,995 stock options granted and 2,500,000 share appreciation rights granted, 288,000 options were granted at an exercise price of $16.75 per share; 571,266 options were granted at an exercise price of $3.18 per share; 405,365 options were granted at an exercise price of $5.87 per share; 954,842 options were granted at an exercise price of $5.15 per share; 1,344,353 options were granted at an exercise price of $3.81 per share; 1,344,357 options were granted at an exercise price of $3.44 per share; 674,809 options were granted at an exercise price of $8.63 per share; 1,123,003 options were granted at an exercise price of $3.64 per share; and 1,000,000 options were granted at an exercise price of $1.20 per share. Total 2,500,000 share appreciation rights were granted at an exercise price of $1.20 per share.

Details of restricted stock and restricted stock units issued

As of the filing of this Annual Report on Form 20-F, 12,014,305 shares of restricted stock and restricted stock units have been granted and 2,540,000 restricted share units have been granted, of which 7,459,277 have vested and in the aggregate 77,715 were forfeited during the years from 2007 until 2017. See Note 12 to the Consolidated Financial Statements, included herein.

Non-employee directors receive annual fees, effective January 1, 2014, in the amount of $80,000 each plus reimbursement of their out-of-pocket expenses. In addition, the non-executive serving as chairman of the Audit Committee receives an annual fee of $20,000, the chairman of the Nominating and Governance Committee receives an annual fee of $17,000, and the chairman of the Compensation Committee receives an annual fee of $20,000, plus reimbursement of their out-of-pocket expenses.

C. Board Practices

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. In January 2015, Navios Holdings, following the resignation of Ted Petrone, appointed Shunji Sasada to its Board of Directors. The term of office of the first class of directors, consisting of Efstathios Loizos, George Malanga and John Stratakis will expire in 2018. The term of office of the second class of directors, consisting of Shunji Sasada and Spyridon Magoulas will expire in 2019. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in 2020. No directors are entitled to any benefits upon termination of their term.

The board of directors has established an audit committee of three independent directors. The audit committee is governed by a written charter, which was approved by the board of directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors, approves all fees paid to auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. George Malanga, Efstathios Loizos and Spyridon Magoulas, and our audit committee financial expert is Mr. Efstathios Loizos.

The board of directors has established a nominating and governance committee of three independent directors, Messrs. John Stratakis, who serves as a Chairman, Spyridon Magoulas and George Malanga. This committee is governed by a written charter, which was approved by the board of directors. The nominating and governance committee is responsible for providing assistance to the board of directors in fulfilling its responsibility to the Company’s stockholders relating to the Company’s nominating procedures and practices for appointing officers and directors as well as the Company’s oversight, analysis and recommendations with respect to corporate governance and best practices, and the Company’s process for monitoring compliance with laws and regulations.

The board of directors has established a compensation committee of three independent directors, Messrs. Efstathios Loizos, who serves as a Chairman, Spyridon Magoulas and John Stratakis. The compensation committee is governed by a written charter, which was approved by the board of directors. The compensation committee is responsible for reviewing and approving the compensation of the Company’s executive officers, for establishing, reviewing and evaluating, in consultation with senior management, the long-term strategy of employee compensation and approving any material change to existing compensation plans.

The board of directors, from time to time, establishes special conflicts committees to review specific matters that the board believes may involve potential conflicts of interest. The conflicts committees determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committees may not be our officers or employees or directors, officers or employees of our affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements.

D. Employees

Navios Holdings crews its vessels primarily with Greek, Ukrainian, Georgian, Filipino, Polish, Romanian, Indian and Russian officers and Filipino, Georgian, Indian, Romanian, Ethiopian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. Navios Holdings is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Navios Logistics crews its fleet with Argentine, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.

With respect to shore-side employees, as of December 31, 2017, Navios Holdings and its subsidiaries employed 222 employees in its Piraeus, Greece office, 11 employees in its New York office, seven employees in its Antwerp, Belgium office, three employees in its Monaco office and eight employees in its Singapore office. Navios Logistics employs 50 employees in the Asuncion, Paraguay office, 21 employees at the port facility in San Antonio, Paraguay, 103 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 203 employees at the port facilities in Uruguay, and 10 employees in the Corumba, Brazil office.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 31, 2018, based on 124,709,280 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(2)(3)	39,665,352	30.6%
George Achniotis	*	*
Ted C. Petrone	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Shunji Sasada	*	*
Leonidas Korres	*	*
Efstratios Desypris	*	*
Ioannis Karyotis	*	*
Erifili Tsironi	*	*
Chris Christopoulos	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Efstathios Loizos	*	*
George Malanga	*	*

*	Less than one percent
(1)	The business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
(2)

Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and as of March 31, 2018, she had purchased approximately $10.0 million in value of common stock.

(3)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 5,111,991 options, each for one share, vested but not yet exercised.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 31, 2018 based on shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.

Unless otherwise indicated, based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)(2)	39,665,352	30.6%

(1)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 5,111,991 options, each for one share, vested but not yet exercised.

(2)	As disclosed in a 13D Amendment dated March 29, 2018, Ms. Frangou has disclosed that she and her affiliates have pledged 14,511,171 of the shares of common stock disclosed in the table above.

B. Related Party Transactions

Office Rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €0.9 million (approximately $1.1 million) and the lease agreements continue to be effective until either party terminates the agreement or until they expire in 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of Services: The Company utilizes its affiliate company, Acropolis, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2017 and 2016, the carrying amount of the investment was $0.2 million and $0.1 million, respectively. Dividends received for each of the years ended December 31, 2017, 2016 and 2015 were $0.1 million, $0.1 million and $0.5 million, respectively. Commissions charged from Acropolis for the year ended December 31, 2017, were $0 million and commissions charged for the years ended December 31, 2016 and 2015 were $0 and less than $0.1 million, respectively. Included in the trade accounts payable at both December 31, 2017 and 2016 was an amount due to Acropolis of $0.1 million.

Vessels Charter Hire: From 2012, Navios Holdings has entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In May 2012 and 2013, the Company entered into two charters with Navios Partners for the Navios Aldebaran and the Navios Prosperity. On February 11, 2015, the Company and Navios Partners entered into a novation agreement whereby the rights to the time charter contract of the Navios Aldebaran and the Navios Prosperity were transferred to Navios Holdings on February 28 and March 5, 2015, respectively.

In 2012 and 2013, the Company entered into various charters with Navios Partners for the Navios Apollon, Navios Libra, Navios Felicity and Navios Hope. In April 2015, these charters were further extended for approximately one year at a net daily rate of $12,500, $12,000, $12,000, $10,000 plus 50/50 profit sharing based on actual earnings at the end of the period.

In 2015, the Company entered into various charters with Navios Partners for the Navios Gemini, Navios Hyperion, Navios Soleil, Navios Harmony, Navios Orbiter, Navios Fantastiks, Navios Alegria, Navios Pollux and Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7,600, $12,000, $12,000, $12,000, $12,000, $12,500, $12,000, $11,400 and $12,000, respectively plus 50/50 profit sharing based on actual earnings at the end of the period.

In November 2016, the Company entered into a charter with Navios Partners for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter was approximately three months from November 2016, at a net daily rate of $11,500.

Total charter hire expense for all vessels for the years ended December 31, 2017, 2016 and 2015 was $0.7 million, $1.7 million and $39.7 million, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management Fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at : (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel; (iv) $6,500 daily rate per container vessel of TEU 6,800; (v) $7,200 daily rate per container vessel of more than TEU 8,000; and (vi) $8,500 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,225 daily rate per Ultra-Handymax vessel; (ii) $4,325 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence.

Total management fees for the years ended December 31, 2017, 2016 and 2015, amounted to $62.2 million, $59.2 million and $56.5 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total amount due from Navios Partners as of December 31, 2017 amounted to $0 million (December 31, 2016: $11.1 million) and is presented under the caption “Long-term receivable from affiliate company”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and reduced the daily rate to $9,500 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel; (ii) $7,130 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $95.0 million, $97.9 million and $95.3 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $21.5 million, $20.9 million and $20.4 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $20.8 million, $20.9 million and $17.6 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the year ended December 31, 2017, 2016 and 2015 amounted to $22.1 million, $23.5 million and $9.6 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017, Navios Holdings, provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension for period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6,100 per day for 4,250 TEU, 3,450 TEU and 5,500 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the period ended December 31, 2017 amounted to $16.7 million and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2017, Navios Partners has submitted one claim under this agreement to the Company. As at December 31, 2017 and December 31, 2016, the fair value of the claim was estimated at $20.0 million and $19.7 million, respectively and included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/income.

General and Administrative Expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2022, pursuant to its existing terms. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $8.4 million, $7.8 million and $6.2 million, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $9.0 million, $9.4 million and $7.6 million, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December

2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for all the years ended December 31, 2017, 2016 and 2015 amounted to $1.0 million, $1.0 million and $0.8 million, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $1.2 million, $1.3 million and $0.8 million, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $1.5 million, $1.5 million and $1.0 million, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2017, 2016 and 2015 amounted to $1.8, $1.8 and $0.6 million, respectively.

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. Total general and administrative fees attributable to this agreement for the period ended December 31, 2017, amounted to $1.9 million.

Administrative services under these agreements include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, investor relations and other services.

Balance due from/to affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of December 31, 2017 amounted to $8.3 million (December 31, 2016: $8.7 million), and the Long-term payable to Navios Partners amounted to $14.9 million (December 31, 2016: $0 million). Balance due to Navios Acquisition as of December 31, 2017 amounted to $2.8 million (December 31, 2016: $19.4 million), and the Long-term payable to Navios Acquisition amounted to $15.2 million (December 31, 2016: $6.4 million). Balance due to Navios Midstream as of December 31, 2017 amounted to $1.0 million (December 31, 2016: $4.8 million), and the Long-term payable to Navios Midstream amounted to $4.6 million (December 31, 2016: $0 million). Balance due to Navios Containers as of December 31, 2017 amounted to $3.3 million (December 31, 2016: $0 million), and the Long-term payable to Navios Containers amounted to $8.0 million (December 31, 2016: $0 million).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

Omnibus Agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.`

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Partners and Navios Midstream, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Midstream General Partner, granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2017, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in

Navios Partners. As of December 31, 2017 and 2016, the unamortized deferred gain for all vessels and rights sold totaled $10.0 million and $11.8 million, respectively. For the years ended December 31, 2017, 2016 and 2015, Navios Holdings recognized $1.9 million, $1.8 million and $2.6 million of the deferred gain, respectively, in “Equity in net earnings of affiliated companies”.

Participation in Offerings of Affiliates: Refer to “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects” for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017 and March 31, 2017 for the purchase up to a total of 1,313,399 general partnership interests.

The Navios Acquisition Credit Facilities: On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70.0 million with Navios Acquisition. This credit facility is secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $0.7 million. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount under this credit facility with Navios Acquisition and all collateral was released.

In 2010, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40.0 million and had a margin of LIBOR plus 300 basis points. The final maturity date was January 2, 2017. As of December 31, 2017 and 2016, there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60.0 million. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of December 31, 2017, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21.0 million from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from Navios Europe I: Balance due from Navios Europe as of December 31, 2017 amounted to $7.2 million (December 31, 2016: $2.4 million), which included the net current amount receivable of $4.0 million (December 31, 2016: $0.2 million) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I and other expenses and the non-current amount of $3.2 million (December 31, 2016: $2.2 million) related to the accrued interest income earned under the Navios Term Loans I.

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2017 and 2016, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I was $11.1 million and $7.1 million respectively, under the caption “Loan receivable from affiliate companies”. As of December 31, 2017, the amount undrawn under the Revolving Loans was $0 million.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21.4 million for a total consideration of $33.5 million, comprised of $4.1 million in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29.4 million (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33.5 million, including a premium of $12.1 million which will be amortized through “Interest expense and finance cost” over the term of the loans, until 2023, and is included within “Long-term payables to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. As of December 31, 2017, the balance payable to Navios Partners amounted to $34.2 million, including the unamortized premium of $10.4 million.

Balance due from Navios Europe II: Balance due from Navios Europe II as of December 31, 2017, amounted to $2.4 million (December 31, 2016: $10.5 million), which included the net current payable amount of $1.3 million (December 31, 2016: $8.4 million), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II and other expenses and the non-current receivable amount of $3.8 million (December 31, 2016: $2.1 million) related to the accrued interest income earned under the Navios Term Loans II.

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $12.1 million (December 31, 2016: $11.6 million), under the caption “Loan receivable from affiliate companies.” In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14.0 million. As of December 31, 2017, the amount undrawn from the Revolving Loans II was $15.0 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $15.0 million.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See Item 18.

Legal Proceedings: Navios Holdings is not involved in any legal proceedings that it believes will have a significant effect on its business, financial position, results of operations or liquidity.

From time to time, Navios Holdings may be subject to legal proceedings and claims in the ordinary course of business. It is expected that these claims would be covered by insurance if they involve liabilities such as arise from a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G American Depositary Shares and Series H American Depositary Shares. The complaint asserts claims for breach of fiduciary duty and contract. The complaint sought, among other things, unspecified monetary damages, a declaration regarding certain of the Company’s alleged obligations under the applicable certificates of designation, the restoration of certain alleged rights to non-tendering holders if the exchange offer that commenced on September 19, 2016 was consummated, and an award of plaintiff’s costs. On November 28, 2016, plaintiff’s counsel informed the Court that the litigation was moot in light of the failure of the consent solicitation (which did not attain the necessary support from the holders of Series G American Depositary Shares and Series H American Depositary Shares). On January 10, 2017, plaintiff’s counsel submitted a motion for attorneys’ fees to which the Company submitted an opposition brief on February 3, 2017, which requested that the Court deny the request for attorneys’ fees in its entirety. Plaintiff’s counsel’s motion for attorney’s fees was fully briefed on February 17, 2017. On September 26, 2017, the Court issued a decision denying plaintiff’s application for an award of attorneys’ fees and requiring that any party wishing to restore the case to the Court’s active docket do so by October 10, 2017. No party requested that the case be restored to the active docket by the October 10, 2017 deadline. No appeal of the Court’s denial of plaintiff’s application for an award of attorneys’ fees has been taken to date and the time to file an appeal has expired.

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a $50.0 million credit facility (the “Revolver”) to Navios Holdings.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses, which was approved by an order of the Court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $0.8 million by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

Refer also to Note 13 to the consolidated financial statements, included herein.

Dividend Policy: Navios Holdings has announced the suspension of dividends to its common stock shareholders in November 2015 and its preferred shareholders, including holders of the Series G and Series H in February 2016. Navios Holdings intends to retain most of its available earnings generated by operations to conserve cash and improve liquidity. The reinstatement, declaration and payment of any dividend remains subject to the discretion of the Board of Directors, and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, debt obligations, market conditions, and restrictions contained in its equity and debt instruments, including limitations on dividends under its preferred stock. In addition, the terms and provisions of our current secured credit facilities and indentures limit our ability to declare and pay dividends in excess of certain amounts or if certain covenants are not met. (See also Item 5.B. “Long-term Debt Obligations and Credit Arrangements”).

On February 16, 2015, the Board of Directors declared a quarterly cash dividend of approximately $6.3 million for the fourth quarter of 2014 of $0.06 per share of common stock, paid on March 27, 2015 to stockholders of record as of March 20, 2015.

On May 18, 2015, the Board of Directors declared a quarterly cash dividend of approximately $6.4 million for the first quarter of 2015 of $0.06 per share of common stock, paid on June 26, 2015 to stockholders of record as of June 18, 2015.

On August 17, 2015, the Board of Directors declared a quarterly cash dividend of approximately $6.5 million for the second quarter of 2015 of $0.06 per share of common stock, paid on September 25, 2015 to stockholders of record as of September 18, 2015.

B. Significant Changes

Not applicable.

Item 9. Listing Details

As of February 22, 2007, the Company’s common stock and warrants were no longer trading as a unit, and as of such date, the principal trading market for our securities has been NYSE under the symbols “NM” for our common stock and “NMWS” for our warrants. On December 9, 2008, our publicly traded warrants expired and ceased to be publicly traded. For the period from November 3, 2005 to February 22, 2007 our common stock, warrants and units were trading on the Nasdaq National Market (“NASDAQ”) under the symbols “BULK”, “BULKW” and “BULKU”, respectively. Prior to November 3, 2005, the principal trading market of our securities was the Over-The-Counter Bulletin Board (“OTCBB”). Our Series G and Series H issued in January and July 2014, respectively, are trading on the NYSE under the symbols “NMPrG.” and “NMPrH.”

The following table sets forth, for the periods indicated, the reported high and low market prices of our common and preferred stock (Series G and Series H) on the NYSE.

On April 12, 2018, the closing price of our common stock was $0.74. The quotations listed below reflect high and low market prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

(a) For the five most recent full financial years: the annual high and low market prices:

	Common Stock		Series G		Series H
Year Ended	High	Low	High	Low	High	Low
December 31, 2017	$2.26	$0.95	$19.99	$7.34	$18.89	$7.22
December 31, 2016	$2.40	$0.57	$11.68	$2.50	$11.46	$2.37
December 31, 2015	$4.68	$1.13	$26.50	$5.64	$22.45	$5.06
December 31, 2014	$12.12	$3.50	$26.49	$16.47	$25.05	$16.55
December 31, 2013	$11.73	$3.40	$—	$—	$—	$—

(b) For the two most recent full financial years and any subsequent period: the high and low closing prices for each financial quarter:

	Common Stock		Series G		Series H
Quarter Ended	High	Low	High	Low	High	Low
March 31, 2018	$1.48	$0.86	$17.33	$12.18	$17.00	$12.10
December 31, 2017	$1.90	$1.20	$19.99	$13.87	$18.89	$14.14
September 30, 2017	$1.84	$1.10	$17.66	$13.50	$17.14	$13.00
June 30, 2017	$1.99	$0.95	$18.86	$14.30	$18.41	$13.73
March 31, 2017	$2.26	$1.40	$16.09	$7.34	$16.00	$7.22
December 31, 2016	$2.40	$1.00	$10.60	$4.85	$10.29	$4.61
September 30, 2016	$1.42	$0.79	$6.82	$4.03	$6.64	$3.40
June 30, 2016	$1.66	$0.57	$6.03	$2.82	$5.80	$2.76

(c) For the most recent six months: the high and low closing prices for each month:

	Common Stock		Series G		Series H
Month Ended	High	Low	High	Low	High	Low
March 2018	$1.32	$0.86	$15.00	$12.18	$14.74	$12.10
February 2018	$1.37	$1.11	$15.60	$14.40	$15.70	$13.64
January 2018	$1.48	$1.19	$17.33	$15.00	$17.00	$15.00
December 2017	$1.44	$1.20	$16.75	$15.20	$16.50	$14.78
November 2017	$1.87	$1.22	$19.99	$15.60	$18.89	$15.27
October 2017	$1.90	$1.64	$17.48	$13.87	$17.15	$14.14

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum of articles of association

Please refer to Exhibit 3.1 of Form F-1, filed with the Securities and Exchange Commission (“SEC”) on November 2, 2005 with file number 333-129382; Exhibit 99.1 of Form 6-K, filed on January 17, 2007 with file number 000-51047, which the Company hereby incorporates by reference and the following filings on Form 6-K or Form 8-A, as applicable, (file number 001-33311) filed with the SEC : Exhibit 99.2 of Form 6-K filed on October 6, 2008; Exhibit 3.1 of Form 6-K filed on July 7, 2009; Exhibit 3.1 of Form 6-K filed on September 22, 2009; Exhibit 3.1 of Form 6-K filed on September 24, 2009; Exhibit 3.1 of Form 6-K filed on February 4, 2010; Exhibit 1.1 of Form 6-K filed on November 15, 2010; Exhibit 1.1 of Form 6-K filed on December 22, 2010; Exhibit 3.3 of Form 8-A filed on January 24, 2014 and Exhibit 3.3 of Form 8-A filed on July 7, 2014, each of which the Company hereby incorporates by reference.

C. Material Contracts

Refer to “Item 4. – Information on the Company” for a discussion of various agreements relating to our business and certain vessel transactions, including Item 4.B. for a discussion of our option agreements to purchase 20 chartered-in vessels, and to Item 5. – Operating and Financial Review and Prospects” for a discussion of our long-term debt, including Item 5.F for a discussion of the long-term debt, the operating lease obligations and the rent obligations. Other than these agreements, there are no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

D. Exchange controls

Under the laws of the Marshall Islands, Uruguay, Liberia, Panama, Belgium, Luxembourg, Malta, Brazil, Paraguay, Cayman Islands, Hong Kong and the British Virgin Islands, the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

In the case of Argentina, however, it should be noted that since the year 2001, local authorities have established certain foreign exchange restrictions that affect the export or import of capital. Such restrictions have been progressively eased since 2003 while the current Argentinian government implemented certain reforms that provided greater flexibility and easier access to the foreign exchange market. As of the date of this report, almost all of these restrictions have been lifted. However, there can be no assurance that local authorities in Argentina will not modify such regulations in the near future.

E. Taxation

Marshall Islands Tax Considerations

Navios Holdings is incorporated in the Marshall Islands. Under current Marshall Islands law, Navios Holdings will not be subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments.

Other Tax Jurisdictions

Certain of Navios Holdings’ subsidiaries are incorporated in countries, which impose taxes, such as Belgium, however such taxes are immaterial to Navios Holdings’ operations.

Marshall Islands, Liberia, Panama and Malta do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta, Liberia and Panama, the countries of incorporation of the Company and its subsidiaries and the vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in direct vessel expenses in the accompanying consolidated statements of comprehensive (loss)/income.

Certain of the Company’s subsidiaries have registered offices in Greece under Greek Law 27/75 as amended and in force (former law 89/67). These companies are allowed to conduct the specific business activities provided in their license and the provisions of the above legislation. Same law (27/75) provides that these companies are exempted in Greece from any tax, duty, levy, contribution or deduction in respect of income.

In accordance with the currently applicable Greek law, ship owning companies of foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office/branch in Greece under law 27/75 are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. In case that tonnage tax and/or similar taxes/duties are paid by the shipowning companies to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece by the ship owner. The payment of said duties exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Navios Logistics subsidiaries are incorporated in countries, which impose taxes, such as Argentina, Uruguay, Brazil and Paraguay. Income tax liabilities of the Argentinean subsidiaries for the current and prior periods are measured at the amount expected to be paid to the taxation authorities using a tax rate of 35.0% on the taxable net income. As a result of the tax reforms voted by the Argentinean Parliament in December 2017, the corporate income tax rate will decrease to 30.0% for the year 2018, and to 25.0% from 2019 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year local companies in Argentina have to calculate an assets tax (Minimum Presumed Income Tax). This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1.0% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Minimum Presumed Income Tax. However, if the Minimum Presumed Income Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Minimum Presumed Income Tax that may arise in the next ten fiscal years. Relating to the Paraguayan subsidiaries there are two possible options to determine the income tax liability. Under the first option, income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10.0% on the fiscal profit and loss. 50.0% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay. In any other case, only 30.0% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1.0% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

Material U.S. Federal Income Tax Considerations

The following discussion addresses certain U.S. federal income tax considerations applicable to us and to the purchase, ownership and disposition of our common stock. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Treasury (the “Treasury Regulations”), all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No party has sought or will seek any rulings from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts or in any way an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

The U.S. federal income tax consequences to a beneficial owner of our common stock may vary depending on such beneficial owner’s particular situation or status. This discussion is limited to beneficial owners of our common stock who hold our common stock as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to persons who are subject to special treatment under U.S. federal income tax laws, including but not limited to: dealers in securities; banks and other financial institutions; insurance companies; tax-exempt entities, plans or accounts; persons holding our common stock as part of a “hedge,” “straddle” or other risk reduction transaction; partnerships or other pass-through entities (or investors in such entities); U.S. persons whose functional currency is not the U.S. dollar; persons that actually or constructively own 10.0% or more (by voting power or value) of our outstanding stock; U.S. expatriates; persons that are accrual method taxpayers required to accelerate the recognition of any item of gross income for U.S. federal income tax purposes as a result of such income being recognized on an applicable financial statement; and persons subject to alternative minimum tax. The following discussion is for general information purposes only and does not address any U.S. state or local tax matters, any non-U.S. tax matters, or any U.S. federal taxes other than income taxes (such as estate and gift taxes or the Medicare tax on certain investment income).

You are encouraged to consult your own tax advisor regarding the particular U.S. federal, state and local and non-U.S. income and other tax consequences applicable to us and to the purchase, ownership and disposition of our common stock that may be applicable to you.

U.S. Federal Income Taxation of the Company

Taxation of Our Shipping Income

Navios Holdings is incorporated under the laws of the Marshall Islands. Accordingly, we take the position that Navios Holdings is taxed as a foreign corporation by the U.S., and the remainder of this discussion assumes the correctness of this position. If Navios Holdings were taxed as a U.S. corporation, it could be subject to substantially greater U.S. federal income tax than contemplated below. See “Risk Factors—Tax Risks— Navios Maritime Holdings Inc. may be taxed as a U.S. corporation.”

Subject to the discussion of “effectively connected” income below, unless exempt from U.S. federal income tax under the rules contained in Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation is subject to a 4.0% U.S. federal income tax in respect of its U.S.-source gross shipping income (without allowance for deductions). For this purpose, U.S.-source gross shipping income includes 50.0% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the U.S.. Shipping income attributable to transportation that both begins and ends in the U.S. is considered to be 100.0% U.S.-source. Shipping income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% non-U.S. source and generally is not subject to U.S. federal income tax. “Shipping income” means income that is derived from the use of vessels, the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or the performance of services directly related to these uses.

Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation will be exempt from U.S. federal income tax on its U.S.-source shipping income if the following three requirements are satisfied:

•

It is organized in a jurisdiction outside the United States that grants an “equivalent exemption” from tax to corporations organized in the United States with respect to the types of U.S.-source shipping income that we earn;

•

Either (i) its stock is “primarily traded” and “regularly traded” on an “established securities market” in the United States, in its country of organization, or in another country that grants an “equivalent exemption” to U.S. corporations or (ii) more than 50.0% of the value of its stock is owned, directly or indirectly, by (a) individuals who are “residents” of foreign countries that grants an “equivalent exemption,” (b) non-U.S. corporations organized in foreign countries that grant an “equivalent exemption” and that meet the test described in (i), and/or (c) certain other qualified shareholders described in the Treasury Regulations promulgated under Section 883; and

•	It meets certain substantiation and reporting requirements.

We believe that we and each of our subsidiaries qualifies and will continue to qualify for the foreseeable future for this statutory tax exemption under Section 883 with respect to our U.S.-source shipping income, provided that our common stock continues to be listed on the NYSE and represents more than 50.0% of the total combined voting power of all classes of our stock entitled to vote and of the total value of our stock, and less than 50.0% of our common stock is owned, actually or constructively under specified stock attribution rules, on more than half the number of days in the relevant year by persons who each own 5.0% or more of the vote and value of our common stock. However, no assurance can be given that we will satisfy these requirements or qualify for this exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to the 4.0% U.S. federal income tax on our gross U.S.-source shipping income described above, subject to the discussion of “effectively connected” income below. We expect that no more than a small portion of our gross shipping income would be treated as U.S.-source and we expect that the effective rate of U.S. federal income tax on our gross shipping income would be significantly below 1.0%.

To the extent exemption under Section 883 is unavailable, our U.S.-source gross shipping income that is considered to be “effectively connected” with the conduct of a U.S. trade or business (net of applicable deductions) would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 21.0%, but would not be subject to the 4% tax discussed above. In addition, we may be subject to the 30.0% U.S. “branch profits” tax on any earnings and profits effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid that is attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income attributable to time or voyage charters (which currently represent, and are expected to continue to represent, substantially all of our shipping income) would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we had, or were considered to have, a fixed place of business in the U.S. involved in the earning of such shipping income; and

•	Substantially all of our U.S.-source shipping were attributable to regularly scheduled transportation.

We do not have, or intend to have or permit circumstances that would result in us having, such a fixed place of business in the U.S. or any vessel sailing to or from the U.S. on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

In addition, income attributable to transportation that both begins and ends in the U.S. is not subject to the tax rules described above. Such income is subject to either a 30.0% gross-basis tax or to U.S. federal corporate income tax on net income at rates of up to 21.0% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

Taxation of Gain on Our Sale of Vessels

On the sale of a vessel that has produced “effectively connected” income (as discussed above), we could be subject to net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced effectively connected income. Otherwise, we should not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the U.S. (as determined under U.S. tax principles) and the gain is not attributable to an office or other fixed place of business maintained by us in the U.S. under U.S. federal income tax principles.

Taxation of U.S. Holders of our Common Stock

The following discussion is limited to persons that are “U.S. holders” of our common stock. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our common stock that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes);

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S. or any of its political subdivisions;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as determined for U.S. federal income tax purposes) have the authority to control all substantial decisions of that trust, or if the trust has validly elected to be treated as a U.S. trust.

If an entity treated for U.S. federal income tax purposes as a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner, upon the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership considering an investment in our common stock, you should consult your tax advisor.

Distributions on Our Common Stock

Subject to the discussion of “passive foreign investment companies” below, any distributions that you receive with respect to our common stock generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of your tax basis in our common stock and thereafter as gain from the sale of such stock. We do not maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution with respect to your common stock generally will be treated as dividend income, even if that distribution might otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Because we are not a U.S. corporation, if you are a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us. Dividends paid with respect to our common stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income,” provided that: (i) our common stock is readily tradable on an established securities market in the U.S., which we expect to be the case, provided that our common stock continues to be listed on the NYSE; (ii) we are not a “passive foreign investment company” for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—Passive Foreign Investment Company Status”); (iii) you have owned our common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend (and have not entered into certain risk limiting transactions with respect to such common stock); (iv) you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) you do not treat the dividends as “investment income” for purposes of the investment interest deduction.

Qualified dividend income is taxed at the preferential rates applicable to long-term capital gain, depending on the income level of the taxpayer. Dividends you receive from us that are not eligible for the preferential rates will be taxed at the ordinary income rates.

Special rules may apply to any amounts received in respect of our common stock that are treated as “extraordinary dividends.” Generally, an extraordinary dividend is a dividend with respect to a share of our common stock in an amount that is equal to or in excess of 10.0% of your adjusted tax basis (or fair market value in certain circumstances) in such share of common stock. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of your adjusted tax basis (or fair market value in certain circumstances). If we pay an extraordinary dividend on any shares of our common stock that is treated as “qualified dividend income,” and you are an individual, estate or trust, then any loss you derive from a subsequent sale or exchange of such shares of our common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Provided that we are not a passive foreign investment company for any taxable year during which you hold our common stock, you generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference, if any, between the amount realized by you from such sale, exchange or other disposition and your tax basis in such common stock. Any such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Any such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. If you are an individual, trust or estate, your long-term capital gains are currently subject to tax at preferential rates. Your ability to deduct capital losses against ordinary income is subject to limitations.

Passive Foreign Investment Company Status

Special U.S. federal income tax rules apply to you if you hold stock in a non-U.S. corporation that is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. In general, we will be a PFIC for any taxable year in which, after applying certain look-through rules, either:

•

at least 75.0% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50.0% of the quarterly average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25.0% of the value of the subsidiary’s stock. Income we earn, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2017 or for subsequent taxable years. However, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. The IRS has announced, in an Action on Decision (AOD 2010-001), its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the vessel time charter agreements at issue in that case should be treated as service contracts. The IRS’ AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

As discussed below, if we are a PFIC for a taxable year during which you actually or constructively own our common stock, you generally would be subject to one of three different U.S. federal income tax regimes, depending on whether or not you make certain elections. Additionally, for each year during which we are treated as a PFIC and you actually or constructively own common stock you generally will be required to file IRS Form 8621 with your U.S. federal income tax return to report certain information concerning your ownership of our common stock. In the event that a person that is required to file IRS Form 8621 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such person for the related tax year may not close until three years after the date that the required information is filed.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders That Make a Timely QEF Election

If we were treated as a PFIC for any taxable year during which you actually or constructively own our common stock, and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (as long-term capital gain), if any, for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. Your adjusted tax basis in our common stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “—Taxation of U.S. Holders That Make No Election.” Additionally, to the extent any of our subsidiaries is a PFIC, your election to treat us as a “Qualifying Electing Fund” would not be effective with respect to your deemed ownership of the stock of such subsidiary and a separate QEF Election with respect to such subsidiary would be required.

You would make a QEF Election by completing and filing IRS Form 8621 with your U.S. federal income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us and the relevant subsidiaries.

A QEF Election generally will not have any effect with respect to any taxable year for which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year for which we are a PFIC. It should be noted that the beneficial effect of a QEF Election may be substantially diminished if such election is not made in the first year of your holding period in which we are a PFIC. If some instances, you may be permitted to make a QEF election that is retroactive to the beginning of your holding period if we unexpectedly are treated as a PFIC.

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year during which you actually or constructively own our common stock and, our common stock is treated as “marketable stock,” you would be allowed to make a “mark-to-market” election with respect to our common stock, provided you complete and file IRS Form 8621 with your U.S. federal income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock at the end of the taxable year over your adjusted tax basis in our common stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock over the fair market value of such common stock at the end of the taxable year (but only to the extent of the net amount of gain previously included in income as a result of the mark-to-market election). Your tax basis in our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains you previously included. However, to the extent any of our subsidiaries is a PFIC, your “mark-to-market” election with respect to our common stock would not apply to your deemed ownership of the stock of such subsidiary. This may significantly limit the beneficial effect of making a mark-to-market election.

It should be noted that the beneficial effect of a “mark-to-market” election may be substantially diminished if such election is not made in the first year of your holding period in which we are a PFIC.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year during which you actually or constructively own our common stock, and you do not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions you receive on our common stock in a taxable year in excess of 125.0% of the average annual distributions you received in the three preceding taxable years, or, if shorter, your holding period for our common stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules: (i) the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock (ii) the amount allocated to the current taxable year would be taxed as ordinary income; (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and (iv) an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you died while owning our common stock, your successor generally would not receive a step-up in tax basis with respect to such shares for U.S. tax purposes.

If we are treated as a PFIC during any taxable year during your holding period, unless you make a timely QEF Election, or a timely “mark-to-market” election, for the first taxable year in which you hold our common stock, we will continue to be treated as a PFIC for all succeeding years during which you are treated as a direct or indirect U.S. holder, even if we are not a PFIC for such years. You are encouraged to consult your own tax advisor with respect to any available elections that may be applicable in such a situation, as well as the IRS information and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Taxation of Non-U.S. Holders

You are a “non-U.S. holder” if you are a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) and you are not a U.S. holder.

Distributions on Our Common Stock

You generally will not be subject to U.S. federal income or withholding taxes on a distribution with respect to our common stock, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the U.S.. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the U.S. only if it is attributable to a permanent establishment maintained by you in the U.S.

Sale, Exchange or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•

the gain is effectively connected with your conduct of a trade or business in the U.S. (and, if you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by you in the U.S.); or

•	you are an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are met.

Gain that is effectively connected with your conduct of a trade or business in the U.S. (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30.0% (or such lower rate as may be specified by an applicable income tax treaty).

Gain described in clause the second bullet point above (net of certain U.S.-source losses) will be taxed at a flat rate of 30.0% (or such lower rate as may be specified by an applicable tax treaty).

U.S. Backup Withholding and Information Reporting

In general, if you are a non-corporate U.S. holder, distributions and proceeds from the disposition of our common stock may be subject to information reporting requirements. These payments to a non-corporate U.S. holder may also be subject to backup withholding tax if the non-corporate U.S. holder: (i) fails to provide an accurate taxpayer identification number; (ii) is notified by the IRS that it has become subject to backup withholding due to a prior failure to report all interest or distributions required to be shown on its federal income tax returns; or (iii) fails to comply with applicable certification requirements.

If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your non-U.S. status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

Tax Return Disclosure Requirements

Individual U.S. holders (and to the extent specified in applicable Treasury Regulations, certain individual non-U.S. holders and certain U.S. holders that are entities) that hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained with U.S. financial institutions). Stock in a foreign corporation, including our common stock is a specified foreign asset for this purpose, unless such stock is held in an account maintained with a U.S. financial institution. Substantial penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult your own tax advisor regarding the filing of this form. Additionally, in the event that an individual U.S. holder (and to the extent specified in applicable Treasury Regulations, an individual non-U.S. holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such person for the related tax year may not close until three years after the date that the required information is filed. U.S. holders (including U.S. entities) and non-U.S. holders should consult their own tax advisors regarding their reporting obligations with respect to specified foreign assets.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We file reports and other information with the Securities and Exchange Commission (“SEC”). These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website www.sec.gov. You may obtain information on the operation of the public reference room by calling 1-(800)-SEC-0330 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings may use interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk:

Debt Instruments — On December 31, 2017 and 2016, Navios Holdings had a total of $1,717.8 million and $1,675.4 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes and two Navios Logistics’ loans discussed in “Item 5.B Liquidity and Capital Resources” that bear interest at a fixed rate.

Changes in interest rates for our floating-rate loan facilities would affect their interest rate and related interest expense. As of December 31, 2017, the outstanding amount of the Company’s floating rate loan facilities was $287.5 million. The interest rate on the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes, and two Navios Logistics’ loans is fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2017 was $1,283.7 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would increase interest expense for the year ended December 31, 2017, by $3.0 million.

For a detailed discussion on Navios Holdings’ debt instruments refer to section “Long-Term Debt Obligations and Credit Arrangements” included in Item 5.B. of this Annual Report.

Interest Rate Swaps — Navios Holdings enters from time to time into interest rate swap contracts to hedge its exposure to variability in its floating rate long-term debt. Under the terms of interest rate swaps, Navios Holdings and the banks agree to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios Holdings to convert long-term borrowings issued at floating rates into equivalent fixed rates.

There are no swap agreements as of December 31, 2017 and 2016.

FFAs Derivative Risk:

FFAs — Navios Holdings may enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to perform in accordance with the terms of their contracts. The Company records all of its derivative financial instruments and hedges as economic hedges. Currently, Navios Holdings holds no FFA contracts.

Inflation:

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on the Company’s Series G and Series H. On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result the respective dividend rate increased by 0.25%. As of the date of this Annual Report, the Company has reached eight quarterly dividend payments in arrears relating to its Series G and Series H.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 (e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2017.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

B. Management’s Annual Report on Internal Control over Financial Reporting

The management of Navios Holdings is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Navios Holdings’ internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the U.S..

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2017, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

Navios Holdings’ independent registered public accounting firm has issued an attestation report on Navios Holdings’ internal control over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm

Navios Holdings’ independent registered public accounting firm has issued an audit report on Navios Holdings’ internal control over financial reporting. This report appears on Page F-2 of the consolidated financial statements.

D. Changes in Internal Control over Financial Reporting

There have been no changes in internal controls over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, Navios Holdings’ internal controls over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee financial expert

Navios Holdings’ Audit Committee consists of three independent directors, Spyridon Magoulas, Efstathios Loizos and George Malanga. The Board of Directors has determined that Efstathios Loizos qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Loizos is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

Navios Holdings has adopted a code of ethics, the Navios Code of Corporate Conduct and Ethics, applicable to officers, directors and employees of Navios Holdings that complies with applicable guidelines issued by the SEC. The Navios Code of Corporate Conduct and Ethics is available for review on Navios Holdings’ website at www.navios.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2017 and 2016 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2017 and 2016 were $1.6 million and $1.4 million, respectively.

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence from the Company. The Audit Committee may delegate, to one or more of its designated members, the authority to grant such pre-approvals. The decision of any member to whom such authority is delegated is be presented to the full Committee at each of its scheduled meetings.

All audit services and other services provided by PricewaterhouseCoopers S.A., after the formation of our Audit Committee in October 2005 were pre-approved by the Audit Committee.

Audit-Related Fees

There were no audit-related fees billed in 2017 and 2016.

Tax Fees

There were no tax fees billed in 2017 and 2016.

All Other Fees

There were no other fees billed in 2017 and 2016.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item  16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In November 2015, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. Repurchases were subject to restrictions under the terms of the Company’s credit facilities and indenture. The program did not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in the Navios Holdings’ discretion and without notice. In particular, Navios Holdings, pursuant to the terms of its Series G and Series H, may not redeem, repurchase or otherwise acquire its common shares or preferred shares, including the Series G and Series H (other than through an offer made to all holders of Series G and Series H) unless full cumulative dividends on the Series G and Series H, when payable, have been paid. In total, up until February 2016, 1,147,908 common stocks were repurchased under this program, for approximately $1.1 million. Since that time, this program has been suspended by the Company.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

Item  16G. Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices, except that, as permitted under Marshall Islands law, we do not need or intend to obtain prior shareholder approval to adopt or re-use equity compensation plans, including our 2015 Equity Incentive Plan.

Item 16H. Mine Safety disclosures

Not applicable.

PART III

Item  17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-62 and are filed as part of this annual report.

Separate consolidated financial statements and notes thereto for Navios Acquisition for each of the years ended December 31, 2017, 2016 and 2015 are being provided as a result of Navios Acquisition meeting a significance test for the year ended December 31, 2015 pursuant to Rule 3-09 of Regulation S-X and, accordingly, the financial statements of Navios Acquisition for the year ended December 31, 2017 are required to be filed as part of this Annual Report on Form 20-F. See Exhibit 15.3 for Navios Acquisition to this Annual Report on Form 20-F.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.2	Bylaws of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on January 17, 2007).

2.1	Specimen Unit Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.3	Stockholders Rights Agreement, dated as of October 6, 2008, between Navios Maritime Holdings Inc. and Continental Stock Transfer and Trust Company (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.4	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.5	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

2.6	Form of $20.0 million 6% Bond Due 2012 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 5, 2009).

2.7	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 22, 2009).

2.8	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 24, 2009).

2.9	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on February 4, 2010).

2.10	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

2.11	Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on December 22, 2010).

2.12	Registration Rights Agreement, dated as of July 10, 2012, among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc. and Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, S. Goldman Capital LLC, Commerz Markets LLC, DVB Capital Markets LLC, DNB Markets, Inc. and ABN AMRO Securities (USA) LLC (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on July 18, 2012).

2.13	Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of November 29, 2013, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on December 13, 2013).

2.13.1	First Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of February 20, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on March 3, 2014).

2.13.2	Second Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of June 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 23, 2014).

2.13.3	Third Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on December 8, 2014).

2.13.4	Fourth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 25, 2016).

2.14	Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of November 21, 2017, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on November 21, 2017).

2.15	Deposit Agreement, dated as of January 21, 2014, by and among Navios Maritime Holdings Inc., The Bank of New York Mellon, and the holders from time to time of the American depositary receipts described therein (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.16	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.17	Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.18	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.19	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.20	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

4.1	2006 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 16, 2007).

4.2	Financial Agreement relating to a loan facility of up to $70.0 million, dated as of March 31, 2008, between Nauticler S.A. and Marfin Egnatia Bank, S.A. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on June 13, 2008).

4.3	Facility Agreement for a loan amount up to $133.0 million, dated as of June 24, 2008, by and between Shikhar Ventures S.A., Sizzling Ventures Inc. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on July 14, 2008).

4.4	Third Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007 for a loan facility of up to $280.0 million and a revolving credit facility of up to $120.0 million, dated March 23, 2009, between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K, filed on May 18, 2009).

4.5	Amendment to Share Purchase Agreement, dated June 29, 2009, by and between Anemos Maritime Holdings Inc. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.6	Amendment to Omnibus Agreement, dated June 29, 2009, by and among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.7	Facility Agreement for a $240.0 million term loan facility, dated June 24, 2009, by and between Floral Marine Ltd., Nostos Shipmanagement Corp., Pandora Marine Inc., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.8	Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $154.0 million, dated July 10, 2009, among Chilali Corp., Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on August 5, 2009).

4.9	Second Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $130.0 million, dated August 28, 2009, between Chilali Corp, Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.10	Facility Agreement in respect of a loan of up to $75.0 million, dated August 28, 2009, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.11	Loan Agreement relating to a revolving credit facility of up to $110.0 million, dated October 23, 2009, between Navios Shipmanagement Inc. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on November 10, 2009).

4.12	Facility Agreement for a $150.0 million term loan facility, dated as of April 7, 2010, by and between Amorgos Shipping Corporation, Andros Shipping Corporation, Antiparos Shipping Corporation, Ikaria Shipping Corporation, Kos Shipping Corporation, Mytilene Shipping Corporation, Deutsche Schiffsbank AG, Alpha Bank AE and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.13	Facility Agreement for a $75.0 million term loan facility, dated as of April 8, 2010, by and between Sifnos Corporation, Skiathos Shipping Corporation, Syros Shipping Corporation, Fortis Bank and DVB Bank SE (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.14	Fourth Supplemental Facility Agreement in relation to a term loan of $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated as of January 8, 2010, by and between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on May 18, 2010).

4.15	Fifth Supplemental Agreement in relation to a Facility Agreement dated February 1, 2007 (as amended) for a term loan facility of up to $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated as of April 28, 2010, by and between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 18, 2010).

4.16	Facility Agreement for a $40.0 million term loan facility, dated as of August 20, 2010, by and between Faith Marine Ltd. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on September 1, 2010).

4.17	Loan Agreement for a loan up to $40.0 million, dated as of September 7, 2010, by and between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 14, 2010).

4.18	Facility Agreement in respect of a loan of up to $40.0 million, dated as of September 30, 2010, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on October 14, 2010).

4.19	Amended and Restated Loan Agreement relating to a facility of up to $120.0 million, by and between Portorosa Marine Corp., Floral Maritime Ltd., the banks and financial institutions listed therein and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

4.20	Supplemental Agreement relating to the Facility Agreement dated as of June 24, 2009 for a term loan facility of up to $240.0 million, dated January 28, 2011, between Nostos Shipmanagement Corp, Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.21	Supplemental Agreement relating to the Facility Agreement dated as of September 30, 2010 for a term loan facility of up to $40.0 million, dated January 28, 2011, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.22	Supplemental Agreement relating to the Facility Agreement dated as of December 11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated January 28, 2011, between Rumer Holding Ld. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.23	Supplemental Agreement relating to the Facility Agreement dated as of August 28, 2009 (as amended) for a term loan facility of up to $75.0 million, dated January 28, 2011, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.24	Supplemental Agreement relating to the Amended and Restated Loan Agreement dated as of October 27, 2010 in respect of a loan facility of up to $120.0 million, dated January 28, 2011, between Portorosa Marine Corp., Floral Marine Ltd., the banks and financial institutions listed thereto and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.25	Supplemental Agreement in relation to the Loan Agreement dated as of October 23, 2009 (as amended) for a revolving credit facility of up to $110.0 million, dated January 28, 2011, between Navios Shipmanagement Inc. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.26	Sixth Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007 (as amended) for a term loan facility of up to $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated January 28, 2011, between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.7 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.27	Supplemental Agreement in relation to the Facility Agreement dated as of August 20, 2010 for a term loan facility of up to $40.0 million, dated January 28, 2011, between Faith Marine Ltd. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 10.8 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.28	Supplemental Agreement No. 2 relating to a Loan Agreement dated October 23, 2009 (as amended) in respect of a revolving credit facility of up to $110.0 million, dated May 6, 2011, between Marfin Popular Bank Public Co Ltd, Navios Shipmanagement Inc., Navios Maritime Holdings Inc. and Astra Maritime Corporation (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.29	Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.30	Letter of Amendment No. 1 to the Loan Agreement dated September 7, 2010, dated October 21, 2010, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.31	Facility Agreement No. 242 in respect of a loan up to $23.0 million, dated August 19, 2011, between Solange Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 25, 2011).

4.32	Letter Agreement No. 2 to the Loan Agreement dated September 7, 2010, dated November 8, 2011, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on November 28, 2011).

4.33	Facility agreement in respect of a loan of up to $23.0 million, dated December 29, 2011, between Mandora Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 26, 2012).

4.34	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A (Incorporated by reference to Exhibit 4.1 to Navios South American Logistics Inc.’s Registration Statement on Form F-4 (Registration No. 333-179250), filed on January 31, 2012).

4.35	Facility agreement for a $42.0 million term loan facility, dated March 23, 2012, by and between Astra Maritime Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.36	Fifth Supplemental Agreement relating to the Loan Agreement dated December 11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated March 28, 2012, between Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.37	Second Supplemental Agreement relating to the Facility Agreement dated June 24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March 30, 2012, between Notros Shipmanagement Corp., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.38	Facility Agreement for a $40.0 million term loan facility, dated September 19, 2013, between Kleimar NV and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 8, 2013).

4.39	Facility Agreement for a $22.5 million term loan facility, dated December 20, 2013, between Iris Shipping Corporation, Jasmine Shipping Corporation and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on March 3, 2014).

4.40	Loan Agreement, dated December 13, 2013, between Navios Europe Inc., Navios Partners Europe Finance Inc., Navios Acquisition Europe Finance Inc. and Navios Holdings Europe Finance Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on March 3, 2014).

4.41	Facility Agreement for a $65.5 million term loan facility, dated June 27, 2014, between Astra Maritime Corporation, Emery Shipping Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 23, 2014).

4.42	Loan Agreement in respect of a loan of up to $31.0 million, dated November 6, 2014, between Lavender Shipping Corporation and Alpha Bank A.E. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 8, 2014).

4.43	Fourth Supplemental Agreement relating to the Facility Agreement dated as of June 24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March 31, 2015 between Nostos Shipmanagement Corp, Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 14, 2015).

4.44	Facility Agreement for a $41.0 million term loan facility, dated January 5, 2016, Triangle Shipping Corporation, Esmeralda Shipping Corporation, Navios Maritime Holdings Inc. and DVB Bank SE. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on February 25, 2016).

4.45	Third Supplemental Agreement related to the Facility Agreement (as amended) dated December 20, 2013 for a $22.5 million term loan facility, dated December 30, 2015, between Iris Shipping Corporation, Jasmine Shipping Corporation and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on February 25, 2016).

4.46	Loan Agreement for a Revolving Loan Facility of up to $50.0 million, dated as of March 9, 2016, between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on March 9, 2016).

4.47	Termination of Loan Agreement, dated as of April 14, 2016, among Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Incorporated by reference to Exhibit 4.47 to the Registrant’s Form 20-F, filed on April 25, 2016).

4.48	Loan Agreement for a Loan of up to $16.125 million, dated as of November 3, 2016, by and between Nostos Shipmanagement Corp. and Alpha Bank A.E (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 1, 2016).

4.49	Facility Agreement relating to a facility of up to $18,253,968.25, dated December 21, 2017, between Kleimar NV. and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 17, 2018).

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

15.2	Consent of PricewaterhouseCoopers S.A.

15.3	Financial Statements of Navios Maritime Acquisition Corporation for the year ended December 31, 2017.

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2017 and 2016; (ii) Consolidated Statements of Comprehensive (Loss)/Income for each of the years ended December 31, 2017, 2016 and 2015; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2017, 2016 and 2015; and (v) the Notes to Consolidated Financial Statements.

SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: April 13, 2018

A-F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Navios Maritime Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive (loss)/ income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting, appearing under item 15 (b) of the Company’s 2017 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

A-F-2

accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 13, 2018

We have served as the Company’s (or its predecessor) auditor since 2002.

A-F-3

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	3, 11	$127,632	$135,992
Restricted cash	10, 11	6,558	5,386
Accounts receivable, net	4	60,331	65,829
Due from affiliate companies	15	4,002	8,548
Inventories		30,170	28,489
Prepaid expenses and other current assets	5	27,383	28,896

Total current assets		256,076	273,140

Deposits for vessels, port terminals and other fixed assets	6	36,849	136,891
Vessels, port terminals and other fixed assets, net	6	1,809,225	1,821,101
Deferred dry dock and special survey costs, net		32,945	37,781
Loan receivable from affiliate companies	11, 15	30,112	23,008
Long-term receivable from affiliate companies	11, 15	—	11,105
Investments in affiliates	8	183,160	160,071
Other long-term assets	11, 13, 8	4,856	2,647
Intangible assets other than goodwill	7	116,422	126,815
Goodwill	2, 18	160,336	160,336

Total non-current assets		2,373,905	2,479,755

Total assets		$2,629,981	$2,752,895

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$79,671	$85,538
Accrued expenses and other liabilities	7, 9, 15	94,859	91,749
Deferred income and cash received in advance	15	11,030	9,183
Due to affiliate companies	15	16,749	32,847
Current portion of capital lease obligations	6, 11	—	2,639
Current portion of long-term debt, net	10, 11	33,885	29,827

Total current liabilities		236,194	251,783

Senior and ship mortgage notes, net	10, 11	1,301,999	1,296,537
Long-term debt, net of current portion	10, 11	346,604	274,855
Capital lease obligations, net of current portion	6, 11	—	14,978
Other long-term liabilities and deferred income	15	43,382	43,388
Loan payable to affiliate company	10, 11	—	49,876
Long-term payable to affiliate companies	15	76,872	6,399
Deferred tax liability	20	7,766	11,526

Total non-current liabilities		1,776,623	1,697,559

Total liabilities		2,012,817	1,949,342

Commitments and contingencies	13	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 46,302 and 49,504 issued and outstanding as of December 31, 2017 and 2016, respectively.	16	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 120,386,472 and 117,131,407 issued and outstanding as of December 31, 2017 and 2016, respectively.	16	12	12
Additional paid-in capital		682,105	678,531
Accumulated other comprehensive income		2	—
Accumulated deficit		(166,021)	(256)

Total Navios Holdings stockholders’ equity		516,098	678,287

Noncontrolling interest		101,066	125,266

Total stockholders’ equity		617,164	803,553

Total liabilities and stockholders’ equity		$2,629,981	$2,752,895

See notes to consolidated financial statements.

A-F-4

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Notes	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue	18	$463,049	$419,782	$480,820
Administrative fee revenue from affiliates	15, 18	23,667	21,799	16,177
Time charter, voyage and logistics business expenses	15	(213,929)	(175,072)	(247,882)
Direct vessel expenses	15	(116,713)	(127,396)	(128,168)
General and administrative expenses incurred on behalf of affiliates	15	(23,667)	(21,799)	(16,177)
General and administrative expenses		(27,521)	(25,295)	(34,183)
Depreciation and amortization	6, 7, 18	(104,112)	(113,825)	(120,310)
Provision for losses on accounts receivable	4	(269)	(1,304)	(59)
Interest income	15, 18	6,831	4,947	2,370
Interest expense and finance cost	17, 18	(121,611)	(113,639)	(113,151)
Impairment losses	6	(50,565)	—	—
(Loss)/gain on bond and debt extinguishment	10	(981)	29,187	—
Gain on sale of assets	6	1,064	—	—
Other income	21	6,140	18,175	4,840
Other expense	8, 21	(13,761)	(11,665)	(34,982)

Loss before equity in net earnings of affiliated companies		$(172,378)	$(96,105)	$(190,705)
Equity/(loss) in net earnings of affiliated companies	8, 15, 18	4,399	(202,779)	61,484

Loss before taxes		$(167,979)	$(298,884)	$(129,221)
Income tax benefit/(expense)	20	3,192	(1,265)	3,154

Net loss		$(164,787)	$(300,149)	$(126,067)
Less: Net income attributable to the noncontrolling interest		(1,123)	(3,674)	(8,045)

Net loss attributable to Navios Holdings common stockholders		$(165,910)	$(303,823)	$(134,112)

Loss attributable to Navios Holdings common stockholders, basic and diluted	19	$(175,298)	$(273,105)	$(150,314)

Basic and diluted loss per share attributable to Navios Holdings common stockholders		$(1.50)	$(2.54)	$(1.42)

Weighted average number of shares, basic and diluted	19	116,673,459	107,366,783	105,896,235

Other comprehensive income/(loss)
Unrealized holding gain/(loss) on investments in-available-for-sale securities	8	2	100	(1,649)
Reclassification to earnings	8	—	345	1,782

Total other comprehensive income		$2	$445	$133

Total comprehensive loss		(164,785)	(299,704)	(125,934)
Comprehensive income attributable to noncontrolling interest		$(1,123)	$(3,674)	$(8,045)

Total comprehensive loss attributable to Navios Holdings common stockholders		$(165,908)	$(303,378)	$(133,979)

See notes to consolidated financial statements.

A-F-5

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
OPERATING ACTIVITIES:
Net loss		$(164,787)	$(300,149)	$(126,067)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6, 7	104,112	113,825	120,310
Amortization and write-off of deferred financing costs	17	6,391	5,653	4,524
Amortization of deferred drydock and special survey costs		14,727	13,768	13,340
Provision for losses on accounts receivable	4	269	1,304	59
Share based compensation	12	4,296	3,446	5,591
Gain on bond and debt extinguishment	10	(185)	(29,187)	—
Income tax (benefit)/expense	20	(3,192)	1,265	(3,154)
Realized holding loss on investments in-available-for-sale-securities	8	—	345	1,782
Loss/(equity) in affiliates, net of dividends received	8, 15	4,610	219,417	(30,398)
Gain on sale of assets	6	(1,064)	—	—
Impairment losses	6	50,565	—	—
Changes in operating assets and liabilities:
Decrease/(increase) in restricted cash		2,666	(2,906)	198
Decrease/(increase) in accounts receivable		5,293	(2,350)	20,588
(Increase)/decrease in inventories		(1,681)	(4,046)	8,079
Decrease /(increase) in prepaid expenses and other assets		3,123	(4,313)	375
Decrease/(increase) in due from affiliate companies		15,651	(6,984)	13,802
(Decrease)/increase in accounts payable		(7,392)	7,209	17,606
Increase/ (decrease) in accrued expenses and other liabilities		2,422	(9,159)	3,104
Increase in due to affiliate companies		23,980	22,694	14,142
Increase/(decrease) in deferred income and cash received in advance		1,847	(4,309)	1,046
(Decrease)/increase in other long-term liabilities and deferred income		(43)	22,493	3,391
Payments for drydock and special survey costs		(10,824)	(11,096)	(24,840)

Net cash provided by operating activities		$50,784	$36,920	$43,478

INVESTING ACTIVITIES:
Loan to affiliate company	15	(4,461)	(4,275)	(7,327)
Decrease in long-term receivable from affiliate companies	15	—	—	10,351
Dividends from affiliate companies	8	7,298	—	18,244
Deposits for vessels, port terminals and other fixed assets	6	(36,589)	(86,911)	(26,713)
Proceeds from lease receivable		200	—	—
Proceeds from sale of asset	6	11,828	—	—
Acquisition of investments in affiliates	8	(7,638)	—	(22,846)
Acquisition of vessels	6	—	(60,115)	—
Purchase of property, equipment and other fixed assets	6	(10,279)	(4,567)	(8,208)
Disposal of available-for-sale securities	8	—	5,303	—
Deposit for option to acquire vessel	13	(2,724)	—	—

Net cash used in investing activities		$(42,365)	$(150,565)	$(36,499)

A-F-6

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
FINANCING ACTIVITIES:
Repurchase of preferred stock	16	$(571)	$(9,323)	$—
(Repayment of)/proceeds from loan payable to affiliate company	15	(55,132)	50,000	—
Proceeds from transfer of rights to affiliate company	8, 15	4,050	—	—
Proceeds from long-term loans	10	125,495	116,331	—
Proceeds from issuance of senior and ship mortgage notes net of discount and debt issuance costs	10	291,218	—	—
Repayment of long-term debt and payment of principal	10	(48,600)	(40,737)	(36,056)
Repayment/repurchase of senior notes	10	(291,094)	(30,671)	—
Payments of obligations under capital leases	6	(12,374)	(3,032)	(1,501)
Debt issuance costs		(609)	(2,844)	(50)
(Increase)/ decrease in restricted cash		(3,839)	11,000	(11,114)
Payment for acquisition of intangible asset	7	—	—	(6,800)
Acquisition of treasury stock	16	—	(818)	(252)
Dividends paid to noncontrolling shareholders		(25,323)	—	—
Dividends paid		—	(3,681)	(35,350)

Net cash (used in)/provided by financing activities		$(16,779)	$86,225	$(91,123)

Decrease in cash and cash equivalents		(8,360)	(27,420)	(84,144)

Cash and cash equivalents, beginning of year		135,992	163,412	247,556

Cash and cash equivalents, end of year		$127,632	$135,992	$163,412

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$115,898	$108,380	$108,461
Cash paid for income taxes		$393	$92	$139
Non-cash investing and financing activities
Purchase of property, equipment and other fixed assets	6	$—	$(472)	$(710)
Deposits for vessels, port terminals and other fixed assets	6	$(726)	$(5,726)	$(1,871)
Revaluation of vessels due to termination/restructuring of capital lease obligations	6	$5,243	$—	$210
Decrease in capital lease obligations due to restructuring		$—	$—	$(210)
Dividends payable		$—	$—	$3,081
Accrued interest income on loan receivable from affiliate company	15	$(2,643)	$(2,259)	$(1,356)
Accrued interest expense on loan payable to affiliate company	10, 15	$—	$1,240	$—
Accrued interest expense payable to affiliate company	10, 15	$815	$—	$—
Acquisition of vessels, port terminals and other fixed assets	6	$(843)	$—	$—
Long-term payable to affiliate company	8, 15	$29,423	$—	$—
Transfers from deposits for vessels, port terminals and other fixed assets	6	$137,357	$—	$—

See notes to consolidated financial statements.

A-F-7

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
Balance December 31, 2014	75,069	$—	105,831,718	$11	$721,465	$432,065	$(578)	$1,152,963	$113,547	$1,266,510
Net loss	—	—	—	—	—	(134,112)	—	(134,112)	8,045	(126,067)
Total other comprehensive income	—	—	—	—	—	—	133	133	—	133
Conversion of preferred stock to common stock (Note 16)	(1,134)	—	1,134,000	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 16)	—	—	3,711,678	—	5,578	—	—	5,578	—	5,578
Cancellation of shares (Note 16)	—	—	(9,319)	—	—	—	—	—	—	—
Acquisition of treasury stock (Note 16)	—	—	(199,324)	—	(252)	—	—	(252)	—	(252)
Dividends declared/ paid	—	—	—	—	—	(35,350)	—	(35,350)	—	(35,350)

Balance December 31, 2015	73,935	$—	110,468,753	$11	$726,791	$262,603	$(445)	$988,960	$121,592	$1,110,552
Net loss	—	—	—	—	—	(303,823)	—	(303,823)	3,674	(300,149)
Total other comprehensive income	—	—	—	—	—	—	445	445	—	445
Tender Offer - Redemption of preferred stock (Note 16)	(24,431)	—	7,589,176	1	(50,888)	41,564	—	(9,323)	—	(9,323)
Stock-based compensation expenses (Note 16)	—	—	24,970	—	3,446	—	—	3,446	—	3,446
Cancellation of shares (Note 16)	—	—	(2,908)	—	—	—	—	—	—	—
Acquisition of treasury stock (Note 16)	—	—	(948,584)	—	(818)	—	—	(818)	—	(818)
Dividends declared/ paid	—	—	—	—	—	(600)	—	(600)	—	(600)

Balance December 31, 2016	49,504	$—	117,131,407	$12	$678,531	$(256)	$—	$678,287	$125,266	$803,553
Net loss	—	—	—	—	—	(165,910)	—	(165,910)	1,123	(164,787)
Total other comprehensive income	—	—	—	—	—	—	2	2	—	2
Tender Offer - Redemption of preferred stock (Note 16)	(766)	—	625,815	—	(716)	145	—	(571)	—	(571)
Conversion of convertible preferred stock/ undeclared preferred dividend to common stock (Note 16)	(2,436)	—	1,790,150	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 16)	—	—	843,332	—	4,296	—	—	4,296	—	4,296
Cancellation of shares (Note 16)	—	—	(4,232)	—	(6)	—	—	(6)	—	(6)
Dividends paid to Noncontrolling Shareholders	—	—	—	—	—	—	—	—	(25,323)	(25,323)

Balance December 31, 2017	46,302	$—	120,386,472	$12	$682,105	$(166,021)	$2	$516,098	$101,066	$617, 164

See notes to consolidated financial statements.

A-F-8

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2017, Navios Holdings owned 63.8% of Navios Logistics.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of December 31, 2017, Navios Holdings owned a 20.8% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of December 31, 2017, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 42.9% and its economic interest was 46.2%.

Navios Midstream

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

As of December 31, 2017, Navios Holdings owned no direct equity interest in Navios Midstream.

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively.

A-F-9

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulkers and seven container vessels.

Navios Containers

Navios Maritime Containers Inc. (“Navios Containers”) is a growth vehicle dedicated to the container sector of the maritime industry. On June 8, 2017, Navios Containers completed a private placement in which Navios Holdings invested $5,000. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. On August 29, 2017 and on November 9, 2017, Navios Containers closed additional private placements. As of December 31, 2017, Navios Holdings owned 3.4% of Navios Containers’ common stock and warrants, for 1.7% of the equity of Navios Containers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The Company elected to early adopt the requirements of ASU 2017-01 “Business Combinations” effective beginning the second quarter ending June 30, 2017 and applied this guidance prospectively in the current period presented in the Company’s consolidated financial information. The early adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

(b)

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and both its majority and wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if the Company determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (ii) the equity interest holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an

A-F-10

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned by Navios Holdings.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2017 was 20.8%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2017 was 46.2%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of December 31, 2017 was 35.0%), (iv) Navios Europe I and its subsidiaries (economic interest as of December 31, 2017 was 47.5%); (v) Navios Europe II and its subsidiaries (economic interest as of December 31, 2017 was 47.5%); and (vi) Navios Containers and its subsidiaries (economic interest as of December 31, 2017 was 3.4%).

Subsidiaries Included in the Consolidation:

Company Name	Nature	Ownership Interest	Country of Incorporation	Statement of Operations
				2017	2016	2015
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

A-F-11

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Company Name	Nature	Ownership Interest	Country of Incorporation	Statement of Operations
				2017	2016	2015
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

A-F-12

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Company Name	Nature	Ownership Interest	Country of Incorporation	Statement of Operations
				2017	2016	2015
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/12-12/31	—
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/12-12/31	—
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/9 - 12/31
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/9 - 12/31
Motiva Trading Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	11/2 - 12/31	—
Alpha Merit Corporation	Sub-Holding Company	100%	Marshall Is.	11/3 -12/31	—	—
Thalassa Marine S.A.	Operating Company	100%	Marshall Is.	12/15 - 12/31	—	—

(c)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the assessment of other-than-temporary impairment related to the carrying value of investments in affiliates, the selection of useful lives for tangible and intangible assets, expected future cash flows from

A-F-13

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies and guarantees. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)

Restricted Cash: As of December 31, 2017 and 2016, restricted cash included $5,968 and $1,896, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Holdings’ credit facilities. Also included in restricted cash as of December 31, 2017 and 2016 are amounts held as security in the form of letters of guarantee or letters of credit totaling $590 for both reporting periods. As of December 31, 2016, restricted cash also included $2,900 which related to amounts held in a Navios Logistics’ retention account as part of the Vale International S.A. (“Vale”) arbitration in New York. See also Note 13.

(f)

Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reporting period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)

Inventories: Inventories, which are comprised of lubricants, bunkers (when applicable) and stock provisions on board of the vessels, as well as petroleum products held by Navios Logistics, are valued at cost as determined on the first-in, first-out basis.

(h)

Vessels, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition, and if acquired as an asset acquisition, are recorded at cost (including transaction costs). Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of comprehensive (loss)/income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets, after considering the estimated residual value.

Annual depreciation rates used, which approximate the useful life of the assets are:

Vessels	25 years
Port terminals	5 to 40 years
Tanker vessels, barges and pushboats	15 to 45 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

A-F-14

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Management estimates the residual values of the Company’s dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimates the residual values of the Company’s vessels based on a scrap rate of $340 per LWT after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels.

Management estimates the useful life of its vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(i)

Deposits for Vessels, Port Terminals and Other Fixed Assets: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other long-lived fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2017, 2016 and 2015 amounted to $4,764, $5,843 and $5,154, respectively.

(j)

Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

(k)

Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. Navios Holdings determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

A-F-15

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then-current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal year 2017, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, running cost based on current year actuals, assuming an annual increase of 0.3% after 2018 and a utilization rate of 99.2% based on the fleet’s historical performance.

As of December 31, 2017, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $32,930 for this vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to this vessel, presented within the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income. The assessment performed for 2016 and 2015 did not indicate a step two was necessary for the Company’s other vessels held and used. See also Note 6.

(l)

Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and pushboats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, for ocean-going vessels, and up to every 96 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels, barges and pushboats sold are written-off to income in the year the vessel, barge or pushboat is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2017, 2016 and 2015, the amortization of deferred drydock and special survey costs was $14,727, $13,768, and $13,340, respectively.

A-F-16

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(m)

Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write-off of deferred financing costs for each of the years ended December 31, 2017, 2016 and 2015 were $6,391, $5,653 and $4,524, respectively. See also Note 17.

(n)	Goodwill and Other Intangibles

(i)	Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill (step one). The Company determines the fair value of the reporting unit based on a combination of the income approach (i.e. discounted cash flows) and market approach (i.e. comparative market multiples) and believes that the combination of these two approaches is the best indicator of fair value for its individual reporting units. If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step (step two) to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.

As of December 31, 2017, the Company performed its impairments test for its reporting units within: the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying value of its total net assets.

As of December 31, 2017, the Company performed step one of the impairment test for the Dry Bulk Vessel Operations reporting unit, which is allocated goodwill of $56,240. Step one impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates adjusted for outliers), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the

A-F-17

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Company utilized the results of the valuations and considered the range of fair values determined under all methods which indicated that the fair value exceeded the carrying value of net assets.

As of December 31, 2017, the Company performed step one of the impairment test for the Logistics Business, which is allocated goodwill of $104,096. Step one of the impairment test used the income method and revealed that the fair value substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required. The future cash flows from the Logistics Business were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity. The Logistics Business has not been affected by the same volatile industry and market conditions as experienced in the Dry Bulk Vessel Operations reporting unit. In addition, the cash flows of the long-lived assets in the Logistics Business reporting unit have not experienced a significant decline.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name and port terminal operating rights. The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years. Navios Logistics’ trade name is being amortized under the straight line method over 10 years.

The fair value of customer relationships of Navios Logistics was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

Other intangibles that are being amortized, such as customer relationships and port terminal operating rights, would be considered impaired if their carrying value could not be recovered from the future undiscounted cash flows associated with the asset.

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of the Company’s vessels and the Company’s weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the consolidated statements of comprehensive (loss)/income in the “Depreciation and amortization” line item.

The amortizable value of favorable leases would be considered impaired if its carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.

A-F-18

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Vessel purchase options that are included in favorable leases are not amortized and when the purchase option is exercised, the asset is capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel and if not exercised, the intangible asset is written off. Vessel purchase options that are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of gain/loss on sale of the assets. If the option is not exercised at the expiration date it is written-off in the consolidated statements of comprehensive (loss)/income.

During the fourth quarter of fiscal year 2017, management concluded that circumstances had changed, which indicated that potential impairment of Navios Holdings’ intangible assets other than goodwill might exist. These indicators included continued volatility in the spot market and the related impact of the current dry bulk sector has on management’s expectations for the future, consistent with those used in its vessel impairment assessment. As of December 31, 2017, the Company performed an assessment which indicated that the amortizable value of one of its favorable leases would not be recoverable from the future undiscounted cash flows associated with the asset. As a result, the Company recognized an impairment loss of $3,397 in the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income. There were no other impairment losses recognized for the Company’s intangible assets other than goodwill for any of the years ended December 31, 2016 and 2015.

The weighted average amortization periods for intangibles are:

Intangible assets/liabilities	Years
Trade name	30
Favorable lease terms	8
Port terminal operating rights	47
Customer relationships	20

See also Note 7.

(o)

Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. The financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of comprehensive (loss)/income. The foreign currency gains/(losses) recognized under the caption “Other expense” or “Other income” in the consolidated statements of comprehensive (loss)/income for each of the years ended December 31, 2017, 2016 and 2015, were $(3,000), $1,600 and $1,646, respectively.

(p)

Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined

A-F-19

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide for the lower amount within the range. See also Note 13.

The Company participates in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the P&I clubs.

Provisions for estimated losses on vessels under time charter are provided for in the period in which such losses are determined. As of December 31, 2017 and 2016, the balance for this provision was $2,631 and $3,129, respectively.

(q)

Segment Reporting: Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company currently has two reportable segments: the Dry Bulk Vessel Operations segment and the Logistics Business segment.

(r)	Revenue and Expense Recognition:

Revenue Recognition: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from transportation of cargo, time charter of vessels, port terminal operations, bareboat charters, contracts of affreightment/voyage contracts, demurrages and contracts covering dry or liquid port terminal operations.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, the Company agrees to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Revenue from time chartering and bareboat chartering is earned and recognized on a daily basis as the service is delivered. Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of voyage completion is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

Revenues arising from contracts that provide our customers with continuous access to convoy capacity are recognized ratably over the period of the contracts.

A-F-20

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) or the Baltic Dry Index over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. Revenue for vessels operating in pooling arrangements amounted to $8,041, $15,115 and $1,825, for the years ended December 31, 2017, 2016 and 2015, respectively. The allocation of such net revenue may be subject to future adjustments by the pool, however, such changes are not expected to be material.

Revenues from port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or the stockpiles for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

Revenues from liquid port terminal operations consist mainly of sales of petroleum products in the Paraguayan market. Additionally, revenues consist of an agreed flat fee per cubic meter to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues are recognized upon completion of loading the trucks. Additionally, fees are charged for storage time in excess of contractually specified terms. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the trucks.

Recovery of lost revenue under credit default insurance for charterers is accounted for as gain contingency and is recognized when all contingencies are resolved. The amount of recovery of lost revenue is recorded within the caption “Revenue” and any amount recovered in excess of the lost revenue is recorded within the caption “Other income”.

Expenses related to our revenue-generating contracts are recognized as incurred.

Administrative fee revenue from affiliates: Administrative fee revenue from affiliates consists of fees earned on the provision of administrative services pursuant to administrative services agreements with our

A-F-21

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

affiliates (Refer to Note 15). Administrative services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other general and administrative services. These revenues are recognized as the services are provided to affiliates.

The general and administrative expenses incurred on behalf of affiliates are determined based on a combination of actual expenses incurred on behalf of the affiliates as well as a reasonable allocation of expenses that are not affiliate specific but incurred on behalf of all affiliates.

Forward Freight Agreements (“FFAs”): Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, FFAs are “marked-to-market” quarterly to determine the fair values which generate unrealized gains or losses. The Company has not entered into FFA trades for any of the periods presented.

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter, voyage and logistics business expenses are charterers’ liability insurances, provision for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses.

Direct Vessel Expenses: Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydocking and special survey costs net of related party management fees.

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expenses over the voyage or charter period.

(s)	Employee benefits:

Pension and Retirement Obligations-Crew: The Company’s ship-owning subsidiaries employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

Provision for Employees’ Severance and Retirement Compensation: The employees in the Company’s office in Greece are protected by Greek labor law. According to the law, the Company is required to pay retirement indemnities to employees upon dismissal or upon leaving with an entitlement to a full security retirement pension. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement up to a maximum of two years’ salary. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts for it under relevant guidance on employer’s accounting for pensions. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $1,336 and $1,127 at December 31, 2017 and 2016, respectively.

A-F-22

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

U.S. Retirement Savings Plan: The Company sponsors a 401(k) retirement savings plan, which is categorized as a defined contribution plan. The plan is available to full time employees who meet the plan’s eligibility requirements. The plan permits employees to make contributions up to 15% of their annual salary with the Company matching up to the first 6%. The Company makes monthly contributions (matching contributions) to the plan based on amounts contributed by employees. Subsequent to making the matching contributions, the Company has no further obligations. The Company may make an additional discretionary contribution annually if such a contribution is authorized by the Board of Directors. The plan is administered by an independent professional firm that specializes in providing such services. See also Note 12.

Other Post-Retirement Obligations: The Company has a legacy pension arrangement for certain Bahamian, Uruguayan and former Navios Corporation employees. The entitlement to these benefits is only to these former employees. The expected costs of these benefits are accrued each year, using an accounting methodology similar to that for defined benefit pension plans.

Stock-Based Compensation: In December 2017, the Company authorized the grant of restricted common stock and restricted stock units. In December 2016, the Company authorized the grant of restricted share units and share appreciation rights. In December 2015, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three and four years. In December 2014, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest upon achievement of certain internal performance criteria including certain targets on operational performance and cost efficiency. See also Note 12.

The fair value of share appreciation rights and stock option grants is determined with reference to option pricing model and principally adjusted Black-Scholes models. The fair value of restricted share units, restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met and are being accounted for as equity.

(t)

Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities, long-term debt, capital leases and available-for-sale securities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial Risk Management: The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, fuel prices and credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit Risk: The Company closely monitors its credit exposure to customers and counterparties for credit risk. The Company has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Interest Rate Risk: Any differential to be paid or received on an interest rate swap agreement is recognized as a component of gain/loss on derivatives over the period of the agreement. Gains and losses on early

A-F-23

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

termination of interest rate swaps are reflected in the consolidated statements of comprehensive (loss)/income. The effective portion of changes in the fair value of interest rate swap agreements that are designated and qualify as cash flow hedges are recognized in equity.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency at rates prevailing on the dates of the relevant transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive (loss)/income.

Accounting for Derivative Financial Instruments and Hedging Activities: The Company may enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. The Company records all of its derivative financial instruments and hedges as economic hedges. The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statements of cash flows.

(u)

(Loss)/Earnings Per Share: Basic (loss)/earnings per share are computed by dividing net (loss)/income attributable to Navios Holdings common stockholders by the weighted average number of shares of common stock outstanding during the periods presented. Net (loss)/income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net (loss)/ income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled. Diluted (loss)/earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (stock options and warrants) are assumed to be exercised and the proceeds are used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted (loss)/earnings per share computation. Restricted share units, restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted (loss)/earnings per share, based on the weighted average number of restricted share units, restricted stock and restricted stock units assumed to be outstanding during the period. Convertible shares are included in the calculation of the diluted (loss)/earnings per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. See also Note 19.

(v)

Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 was mainly attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regimes.

A-F-24

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

On December 29, 2017, the Argentine government enacted the Law 27,430 introducing changes to the income tax law in Argentina. The new law modifies the rates for income taxes applicable in the next years. In measuring its income tax assets and liabilities, Navios Logistics used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 30% was applied on temporary differences whose reversal is expected to occur in the years before 2020, and a rate of 25% on temporary differences remaining thereafter. During the year ended December 31, 2017, the Company has recorded an income tax benefit of $2,837 within the caption “Income tax benefit/(expense)” in the consolidated statements of comprehensive (loss)/income related to the change in the rate of the income tax.

(w)

Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. Navios Holdings paid $0, $0 and $19,325 to its common stockholders during the years ended December 31, 2017, 2016 and 2015, respectively, and $0, $3,681 and $16,025 to its preferred stockholders during the years ended December 31, 2017, 2016 and 2015, respectively. In November 2015, Navios Holdings announced that the Board of Directors decided to suspend the dividend to its common stockholders. In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”). All inter-company dividends are eliminated upon consolidation.

(x)

Guarantees: A liability for the fair value of an obligation undertaken in issuing the guarantee is recognized. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of their terms are made.

On November 15, 2012, the Company agreed to provide Navios Partners with guarantees against counterparty default on certain existing charters (see also Note 15).

(y)	Leases: Vessel leases where Navios Holdings is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease.

For charters classified as finance leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

For charters classified as operating leases where Navios Holdings is regarded as the lessor, refer to Note 2(r).

A-F-25

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

For charters classified as operating leases where Navios Holdings is regarded as the lessee, the expense is recognized on a straight line basis over the rental periods of such charter agreements. The expense is included under the line item “Time charter, voyage and logistics business expenses”.

(z)

Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

(aa)

Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings and FFA counterparties, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(ab)

Convertible Preferred Stock: The Company’s 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) is recorded at fair market value on the date of issuance. The fair market value is determined using a binomial valuation model. The model which is used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2.0% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date, 30.0% of the then-outstanding shares of Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per share of common stock with the remaining balance of the then-outstanding shares of Preferred Stock being converted into shares of common stock under the same terms 10 years after their issuance date. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per common stock. See also Note 16.

(ac)

Cumulative Redeemable Perpetual Preferred Stock: The Company’s 2,000,000 American Depositary Shares, Series G and the 4,800,000 American Depositary Shares, Series H are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. At any time on or after January 28, 2019, the Series G may be redeemed at the Company’s option and at any time on or after July 8, 2019, the Series H may be redeemed at the Company’s option (and the American Depositary Shares can be caused to be redeemed), in whole or in part, out of amounts legally available therefore, at a redemption price of $2,500.00 per share (equivalent to $25.00 per American Depositary Share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The Company has accounted for these shares as equity. See also Note 16.

(ad)

Investment in Available-for-Sale Securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive (loss)/income unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the consolidated statements of comprehensive (loss)/income. Management evaluates securities for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial

A-F-26

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

condition and near-term prospects of the investee, and (iii) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II and Navios Containers for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, Navios Acquisition, Navios Europe I, Navios Europe II and Navios Containers, and (iii) the intent and ability of the Company to retain its investment in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II and Navios Containers, for a period of time sufficient to allow for any anticipated recovery in fair value. If we consider any decline to be “other-than-temporary”, then we would write down the carrying amount of the investment to its estimated fair value.

(ae)

Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

(af)	Recent Accounting Pronouncements:

In May 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-09, “Compensation — Stock Compensation (Topic 718)”. This update provides clarity and reduces both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. The amendments in this update affect any entity that changes the terms or conditions of a share-based payment award and are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for public business entities for reporting periods for which financial statements have not yet been issued and all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this update should be applied prospectively to an award modified on or after the adoption date. The adoption of this new accounting standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

In February 2017, FASB issued ASU 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The adoption of this new standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concern expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill

A-F-27

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In December 2016, FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The amendments in this ASU affect narrow aspects of the guidance issued in ASU 2014-09, which is not yet effective, and are of a similar nature to the items typically addressed in the Technical Corrections and Improvements project. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”, defers the effective date of Update 2014-09 by one year, as noted below.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Retrospective transition method is required. Early adoption is permitted for all entities. The Company currently presents changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statement of cash flows. The new guidance will not impact financial results, but will result in a change in the presentation of restricted cash and cash equivalents within the statement of cash flows. The Company currently plans to adopt this guidance from January 1, 2018.

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. This update will be adopted as from January 1, 2018 and applied on a retrospective basis. The Company has assessed each of the eight specific presentation issues and determined that the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all

A-F-28

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets (right of use asset) and liabilities (lease liabilities) on the balance sheet for both types of leases, capital (or finance) leases and operating leases, with terms greater than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606.

In January 2018, the FASB issued a proposed amendment to ASC 842, Leases, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to accumulated deficit on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, this proposed amendment, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. If adopted, this practical expedient will allow lessors to elect a combined single lease component presentation if (i) the timing and pattern of the revenue recognition of the combined single lease component is the same, and (ii) the related lease component and, the combined single lease component would be classified as an operating lease.

ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of practical expedients. If the proposed amendment to ASC 842 is adopted, the Company would elect the transition method for adoption as described above. Based on a preliminary assessment, the Company expects the adoption of this guidance to have a material impact on its assets and liabilities due to its charter-in contracts and the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets although adoption is not expected to significantly change the recognition, measurement or presentation of lease expenses within the statements of comprehensive (loss)/income or cash flows.

With regards to the Company’s charter-out contracts, the Company is not expecting that the adoption will have a material effect on its consolidated financial statements since the Company is a lessor for these charter-out contracts and the changes are fairly minor. If the proposed practical expedient mentioned above is adopted and elected, good and services embedded in the charter-out contract that qualify as non-lease components will be combined under a single lease component presentation. However, without the proposed practical expedient, the Company expects that it will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance. The components of the charter hire

A-F-29

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

that are categorized as lease components will generally be a fixed rate per day with revenue recognized straight line over the lease contract. Other goods and services that are categorized as non-lease components will be recognized at either a point in time or over time based on the pattern of transfer of the underlying goods or services to our charterers.

The Company is continuing its assessment of other miscellaneous leases, which have lease terms greater than 12 months and the Company is the lessee and may identify additional impacts this guidance will have on the consolidated financial statements and disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company will adopt the standard as of January 1, 2018 and will utilize the modified retrospective approach and is expecting that the adoption will not have a material effect on its financial statements. The Company has chartered certain of its vessels since inception in time charter agreements and in this respect revenue is accounted under ASC 840, Leases. The Company also operates certain of its vessels under voyage contracts and/or contracts of affreightment, contracts for which currently revenue is recognized ratably from when a vessel becomes available for loading to the completion of the discharge of the current cargo, provided an agreed non-cancelable charter between the Company and the charterer is in existence. Upon adoption, the Company will recognize revenue ratably from the vessel’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The estimated impact of the adoption of this standard is expected to be minimal in operating revenues and expenses and net income/(loss).

A-F-30

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2017	December 31, 2016
Cash on hand and at banks	$127,625	$126,584
Short-term deposits and highly liquid funds	7	9,408

Cash and cash equivalents	$127,632	$135,992

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Holdings reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2017	December 31, 2016
Accounts receivable	$80,037	$85,266
Less: provision for doubtful receivables	(19,706)	(19,437)

Accounts receivable, net	$60,331	$65,829

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and Expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2015	$(18,464)	$(59)	$245	$(18,278)
Year ended December 31, 2016	$(18,278)	$(1,304)	$145	$(19,437)
Year ended December 31, 2017	$(19,437)	$(269)	$—	$(19,706)

Concentration of credit risk with respect to accounts receivable is limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2017, no customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue. For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue being the customer who accounted for 14.7% in the year ended December 31, 2016.

A-F-31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2017	December 31, 2016
Prepaid voyage and operating costs	$8,022	$8,352
Claims receivable	12,307	9,822
Prepaid other taxes	4,520	4,279
Advances for working capital purposes	18	4,486
Other	2,516	1,957

Total prepaid expenses and other current assets	$27,383	$28,896

Claims receivable mainly represents claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts including off-hires. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Company. All amounts are shown net of applicable deductibles.

NOTE 6: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$1,841,140	$(376,794)	$1,464,346
Additions	—	(70,894)	(70,894)

Balance December 31, 2015	1,841,140	(447,688)	1,393,452
Additions	60,115	(73,847)	(13,732)
Transfers	29,695	—	29,695

Balance December 31, 2016	1,930,950	(521,535)	1,409,415
Additions	—	(73,017)	(73,017)
Impairment losses	(104,157)	58,034	(46,123)
Disposals	(11,828)	—	(11,828)

Balance December 31, 2017	$1,814,965	$(536,518)	$1,278,447

Port Terminals (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$106,399	$(20,467)	$85,932
Additions	2,287	(3,431)	(1,144)

Balance December 31, 2015	108,686	(23,898)	84,788
Additions	2,051	(3,493)	(1,442)
Transfers	(1,513)	—	(1,513)

Balance December 31, 2016	109,224	(27,391)	81,833
Additions	5,060	(5,237)	(177)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance December 31, 2017	$251,641	$(32,628)	$219,013

A-F-32

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Tanker vessels, barges and pushboats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$464,966	$(111,137)	$353,829
Additions	6,188	(20,007)	(13,819)
Restructure of capital lease	(210)	—	(210)

Balance December 31, 2015	470,944	(131,144)	339,800
Additions	738	(18,894)	(18,156)
Transfers	3,696	—	3,696

Balance December 31, 2016	475,378	(150,038)	325,340
Additions	5,531	(17,603)	(12,072)
Disposals	(3,585)	3,585	—
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)

Balance December 31, 2017	$472,081	$(164,056)	$308,025

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$13,426	$(6,390)	$7,036
Additions	443	(1,558)	(1,115)

Balance December 31, 2015	13,869	(7,948)	5,921
Additions	2,250	(1,475)	775
Transfers	(2,183)	—	(2,183)

Balance December 31, 2016	13,936	(9,423)	4,513
Additions	531	(1,257)	(726)
Disposals	(75)	28	(47)
Write offs	(32)	32	—

Balance December 31, 2017	$14,360	$(10,620)	$3,740

A-F-33

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$2,425,931	$(514,788)	$1,911,143
Additions	8,918	(95,890)	(86,972)
Restructure of capital lease	(210)	—	(210)

Balance December 31, 2015	2,434,639	(610,678)	1,823,961
Additions	65,154	(97,709)	(32,555)
Transfers	29,695	—	29,695

Balance December 31, 2016	2,529,488	(708,387)	1,821,101
Additions	11,122	(97,114)	(85,992)
Impairment losses	(104,157)	58,034	(46,123)
Disposals	(15,488)	3,613	(11,875)
Write offs	(32)	32	—
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance December 31, 2017	$2,553,047	$(743,822)	$1,809,225

Deposits for Vessels and Port Terminals Acquisitions

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7,344 for each pushboat. As of December 31, 2017 and December 31, 2016, Navios Logistics had paid $30,708 and $16,156, respectively, for the construction of the new pushboats which were delivered in February 2018. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of the three new pushboats amounted to $3,384 and $1,934 as of December 31, 2017 and December 31, 2016, respectively.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $14,854 (€12,400). As of December 31, 2017, Navios Logistics had paid $6,141 (including supervision costs). Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of the vessel amounted to $205 as of December 31, 2017. The vessel is expected to be delivered in the second quarter of 2018. Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of $7,427 (€6,200).

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of December 31, 2017, a total of $137,357 had been transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated balance sheets of which capitalized interest amounted to $9,971. As of December 31, 2016, Navios Logistics had paid $120,735 for the expansion of its dry port in Uruguay. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the expansion of dry port amounted to $6,862 as of December 31, 2016.

Impairment losses

During year ended December 31, 2017, Navios Holdings recorded an impairment loss of $32,930 for one of its vessels.

A-F-34

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On June 16, 2017, Navios Holdings completed the sale to an unrelated third party of the Navios Ionian, a 2000 built Japanese dry bulk vessel of 52,067 dwt, for a total net sale price of $5,280 paid in cash. As of December 31, 2017, Navios Holdings total impairment loss recognized due to the sale amounted to $9,098 (including $551 remaining carrying balance of dry dock and special survey costs).

On July 13, 2017 Navios Holdings completed the sale to an unrelated third party of the Navios Horizon, a 2001 built Japanese dry bulk vessel of 50,346 dwt, for a total net sale price of $6,548 paid in cash. As of December 31, 2017, Navios Holdings total impairment loss recognized due to the sale amounted to $5,141 (including $495 remaining carrying balance of dry dock and special survey costs).

Vessel Acquisitions

On January 12, 2016, Navios Holdings took delivery of the Navios Sphera, a 2016-Japanese built 84,872 dwt Panamax vessel, and Navios Mars, a 2016-Japanese built 181,259 dwt Capesize vessel, for an acquisition cost of $34,352 and $55,458, respectively, of which $49,910 was paid in cash and $39,900 was financed through a loan. As of March 31, 2016, deposits of $29,695, relating to the acquisition of Navios Sphera and Navios Mars, had been transferred to vessels’ cost.

Navios Logistics

On September 4, 2017, Navios Logistics has signed an agreement for the construction of covers for dry barges for a total consideration of $1,115. As of December 31, 2017, Navios Logistics had paid $629.

On May 18, 2017, Navios Logistics acquired two product tankers, Ferni H (16,871 DWT) and San San H (16,871 DWT) for $11,239 which were previously leased with an obligation to purchase in 2020. Following the acquisition of the two product tankers, the remaining capital lease obligation was terminated and the carrying value of the tankers was adjusted for the difference between the purchase price and the carrying value. As of December 31, 2016, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2016 for both vessels were $3,032.

In February 2017, two fully depreciated self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale prices for the barges will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period. As of December 31, 2017, the current portion of the outstanding receivable amounted to $318 and is included in “Prepaid expenses and other current assets” and the non-current portion of the outstanding receivable amounted to $500 and is included in “Other long-term assets” in the consolidated balance sheet. Gain on sale of assets of $1,075 was included in the statement of comprehensive (loss)/income within the caption of “Gain on sale of assets”.

A-F-35

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 7: INTANGIBLE ASSETS/LIABILITIES OTHER THAN GOODWILL

Net Book Value of Intangible Assets/Liabilities other than Goodwill as at December 31, 2017

	Acquisition Cost	Accumulated Amortization	Write off	Net Book Value December 31, 2017
Trade name	$100,420	$(45,156)	$—	$55,264
Port terminal operating rights	53,152	(10,889)	—	42,263
Customer relationships	35,490	(17,745)	—	17,745
Favorable lease terms(*)	11,548	—	(10,398)	1,150

Total Intangible assets	$200,610	$(73,790)	$(10,398)	$116,422

Net Book Value of Intangible Assets/Liabilities other than Goodwill as at December 31, 2016

	Acquisition Cost	Accumulated Amortization	Write off	Net Book Value December 31, 2016
Trade name	$100,420	$(41,303)	$—	$59,117
Port terminal operating rights	53,152	(10,162)	—	42,990
Customer relationships	35,490	(15,971)	—	19,519
Favorable lease terms(*)	82,485	(6,359)	(70,937)	5,189

Total Intangible assets	271,547	(73,795)	(70,937)	126,815
Unfavorable lease terms(**)	(24,721)	—	24,721	—

Total	$246,826	$(73,795)	$(46,216)	$126,815

(*)

As of December 31, 2017 and 2016, intangible assets associated with the favorable lease terms included an amount of $1,150 and $1,180, respectively related to purchase options for the vessels (see also Note 2(n)). During the year ended December 31, 2017, acquisition costs of $10,398 and accumulated amortization of $7,001 of favorable lease terms considered impaired and were written off resulting in a loss of $3,397. During the year ended December 31, 2016, acquisition costs of $70,937 and accumulated amortization of $57,930 of favorable lease terms were written off resulting in a loss of $13,007. This write-off resulted from the early redelivery of one vessel.

(**)

As of December 31, 2016, the intangible liability associated with the unfavorable lease terms included an amount of $0, related to purchase options held by third parties (see also Note 2(n)). During the year ended December 31, 2016, acquisition costs of $24,721 and accumulated amortization of $17,406 of unfavorable lease terms were written off resulting in an income of $7,315. This write-off resulted from the early redelivery of one vessel. As of December 31, 2016, no purchase options held by third parties have been exercised.

A-F-36

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On December 15, 2014, Navios Logistics acquired two companies for a total consideration of $17,000, of which $10,200 was paid in 2014 and $6,800 was paid in 2015. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port.

	Amortization Expense and Write Offs Year Ended December 31, 2017	Amortization Expense and Write Offs Year Ended December 31, 2016	Amortization Expense and Write Offs Year Ended December 31, 2015
Trade name	$3,853	$3,902	$3,811
Port terminal operating rights	727	706	1,006
Customer relationships	1,775	1,775	1,775
Favorable lease terms	4,038	17,260	32,444
Unfavorable lease terms	—	(7,526)	(14,615)

Total	$10,393	$16,117	$24,420

The remaining aggregate amortization of acquired intangibles as of December 31, 2017 was as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$2,811	$2,811	$2,818	$2,811	$2,811	$41,202	$55,264
Port terminal operating rights	985	985	985	985	985	37,338	42,263
Customer relationships	1,775	1,775	1,775	1,775	1,775	8,870	17,745

Total amortization	$5,571	$5,571	$5,578	$5,571	$5,571	$87,410	$115,272

NOTE 8: INVESTMENTS IN AFFILIATES AND INVESTMENTS IN AVAILABLE –FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

In February 2015, Navios Partners completed a public offering of 4,600,000 common units, raising gross proceeds of $60,214. Following this transaction, Navios Holdings paid $1,229 to retain its 2.0% general partner interest. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units to Navios Holdings raising additional gross proceeds of $14,967.

On March 17, 2017, Navios Holdings transferred to Navios Partners its participation in the Navios Revolving Loans I and the Navios Term Loans I, both as defined herein, and relating to Navios Europe I, for a consideration of $33,473, comprised of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). Concurrently, Navios Holdings acquired 266,876 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $468. See also Note 15.

A-F-37

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On March 20, 2017, Navios Partners announced that it has closed an offering of 47,795,000 common units at $2.10 per common unit. Navios Holdings acquired 975,408 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $2,048.

During the first quarter of 2017, Navios Partners also issued 2,040,000 of common units to certain Navios Partners’ directors and/or officers, and 1,200,442 common units pursuant to Navios Partners’ Continuous Offering Program Sales Agreement. Concurrently, Navios Holdings acquired 66,131 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $110.

In September 2017, Navios Holdings acquired 7,376 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $12.

As of December 31, 2017, Navios Holdings held a total of 28,421,233 common units and 3,016,284 general partners units, representing a 20.8% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

As of December 31, 2017 and 2016, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $98,608 and $112,417, respectively, and is amortized through “Equity/(loss) in net earnings of affiliated companies” over the remaining life of Navios Partners’ tangible and intangible assets.

As of December 31, 2017 and 2016, the carrying amount of the investment in Navios Partners was $66,773 and $24,033, respectively. During the year ended December 31, 2016, the Company recognized an OTTI loss of $83,596 relating to its investment in Navios Partners and the amount was included in “Equity/(loss) in net earnings of affiliated companies”.

Total pre-OTTI equity method income/(loss) and amortization of deferred gain of $12,570, $(5,979) and $15,462 were recognized in “Equity/(loss) in net earnings of affiliated companies” for the years ended December 31, 2017, 2016 and 2015, respectively.

Dividends received during the year ended December 31, 2017, 2016 and 2015 were $0, $0 and $27,993, respectively.

As of December 31, 2017, the market value of the investment in Navios Partners was $74,193.

Acropolis

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2017 and 2016, the carrying amount of the investment was $228 and $105, respectively. Dividends received for each of the years ended December 31, 2017, 2016 and 2015 were $55, $85 and $454, respectively.

Navios Acquisition

As of December 31, 2017, Navios Holdings had a 42.9% voting and a 46.2% economic interest in Navios Acquisition.

A-F-38

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2017 and 2016, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $113,597 and $140,131, respectively, and is amortized through “Equity/(loss) in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

As of December 31, 2017 and 2016, the carrying amount of the investment in Navios Acquisition was $99,590 and $124,062, respectively. During the year ended December 31, 2016, the Company recognized an OTTI loss of $144,430 relating to its investment in Navios Acquisition and the amount was included in “Equity /(loss) in net earnings of affiliated companies”.

Total pre-OTTI equity method (loss)/income of $(9,875), $29,801 and $43,299 were recognized in “Equity/(loss) in net earnings of affiliated companies” for the years ended December 31, 2017, 2016 and 2015, respectively.

Dividends received for each of the years ended December 31, 2017, 2016 and 2015 were $14,595, $14,595 and $18,244, respectively.

As of December 31, 2017, the market value of the investment in Navios Acquisition was $81,005.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I.

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I) according to a defined waterfall calculation.

Navios Holdings evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that it is not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

Navios Holdings further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The initial amount provided for in Navios Europe I of $4,750 at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity/(loss) in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of December 31, 2017 and December 31, 2016, the unamortized basis difference of Navios Europe I was $4,034, and $4,710, respectively.

A-F-39

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2017 and 2016, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $23,838 and $18,268, respectively, which represents the Company’s carrying value of its investment and balance of Navios Term Loans I of $7,924 and $8,198, respectively, including accrued interest, plus the Company’s balance of the Navios Revolving Loans I of $15,914 and $10,070, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

(Loss)/Income of $(1,089), $1,303 and $1,293 was recognized in “Equity/(loss) in net earnings of affiliated companies” for the years ended December 31, 2017, 2016 and 2015, respectively.

As of December 31, 2017 and 2016, the carrying amount of the investment in Navios Europe I was $4,750 and $5,967, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II. In March 2017, the amount of the Navios Revolving Loans II increased by $14,000.

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

Navios Holdings evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Holdings further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

The initial amount provided for in Navios Europe II of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity/(loss) in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of December 31, 2017 and December 31, 2016, the unamortized basis difference of Navios Europe II was $7,011 and $7,953, respectively.

As of December 31, 2017 and 2016, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $22,463 and $22,287, respectively, which represents the Company’s carrying value of its investment and balance of Navios Term Loans II of $10,400 and $7,944, respectively, plus the Company’s balance of the Navios Revolving Loans II of $12,063 and $14,343, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

A-F-40

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Income/(loss)of $2,456 and $(14) was recognized in “Equity/(loss) in net earnings of affiliated companies” for the years ended December 31, 2017 and 2016, respectively.

As of December 31, 2017 and December 31, 2016, the carrying amount of the investment in Navios Europe II was $6,650 and $5,894, respectively.

Navios Containers

On June 8, 2017, Navios Containers closed a private placement of 10,057,645 shares of its common stock at a subscription price of $5.00 per share resulting in gross proceeds of $50,288. Navios Holdings invested $5,000, and Navios Partners invested $30,000 in Navios Containers. Each of Navios Holdings and Navios Partners also received warrants for the purchase of an additional 1.7% and 6.8%, respectively, of the equity of Navios Containers. The warrants can be exercised for shares of common stock of Navios Containers at the holder’s option at an exercise price of $5.00 per share. The warrants have a five year-term, which may be reduced to an earlier expiration date in the event of conversion of Navios Containers into a partnership.

As of December 31, 2017, and following Navios Containers’ private placements in August and November 2017, Navios Holdings owned 3.4% in Navios Containers and warrants, for the purchase of an additional 1.7% of the equity of Navios Containers.

Navios Holdings evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Containers and, therefore, its investment in Navios Containers is accounted for under the equity method.

Total equity method income of $161 was recognized in “Equity/(loss) in net earnings of affiliated companies” for the year ended December 31, 2017.

As of December 31, 2017, the carrying amount of the investment in Navios Containers was $5,161. As of December 31, 2017, the market value of the investment in Navios Containers was $5,581.

Following the results of the significant tests performed by the Company, it was concluded that one affiliate met the significant threshold requiring summarized financial information of all affiliated companies being presented.

A-F-41

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Summarized financial information of the affiliated companies is presented below:

	December 31, 2017				December 31, 2016
Balance Sheet	Navios Partners	Navios Europe I	Navios Europe II	Navios Containers	Navios Partners	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$29,933	$19,185	$16,882	$14,501	$25,088	$10,785	$16,916
Current assets	60,306	22,417	28,403	21,371	56,349	15,980	19,487
Non-current assets	1,244,996	145,940	195,784	245,440	1,212,231	169,925	232,363
Current liabilities	54,247	21,284	25,805	49,559	98,950	18,490	24,126
Long- term debt including current portion, net	493,463	75,472	109,223	119,033	523,776	86,060	119,234
Non-current liabilities	483,345	125,283	164,276	76,534	489,421	155,387	184,530

	December 31, 2017				December 31, 2016			December 31, 2015
Income Statement	Navios Partners	Navios Europe I	Navios Europe II	Navios Containers	Navios Partners	Navios Europe I	Navios Europe II	Navios Partners	Navios Europe I	Navios Europe II
Revenue	$211,652	$37,468	$38,633	$39,188	$190,524	$40,589	$30,893	$223,676	$41,437	$20,767
Net (loss)/ income before non-cash change in fair value of Junior Loan I and Junior Loan II	$(15,090)	$(20,778)	$22,749	$2,638	$(52,549)	$(2,174)	$(25,062)	$41,805	$(1,347)	$1,673
Net (loss)/income	$(15,090)	$9,762	$(9,086)	$2,638	$(52,549)	$16,137	$(34,059)	$41,805	$(1,118)	$77,252

Available-for-sale securities (“AFS Securities”)

During the year ended December 31, 2017, the Company received shares of Pan Ocean Co.Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were recorded at fair value upon their issuance and subsequent changes in market value are recognized within accumulated other comprehensive income/(loss) and the unrealized holding gain was $2 and $0 as of December 31, 2017 and 2016, respectively.

During the year ended December 31, 2013, the Company received shares of Korea Line Corporation (“KLC”), and during the year ended December 31, 2015, the Company received shares of STX. During the third quarter of 2016, the Company sold all its KLC and STX securities it held at the time for a total consideration of $5,303.

The shares received from KLC and STX were accounted for under the guidance for AFS Securities. The Company has no other types of AFS securities.

As of December 31, 2017 and 2016, the carrying amount of the available-for-sale securities related to STX was $238 and $0, respectively and was recorded under “Other long-term assets” in the consolidated balance

A-F-42

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

sheet. During each of the years ended December 31, 2016 and 2015, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive income /(loss) of $345 and $1,783, respectively. The respective losses were included within the caption “Other expense” in the accompanying consolidated statement of comprehensive (loss)/income.

NOTE 9: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
Payroll	$18,889	$14,730
Accrued interest	32,555	36,273
Accrued voyage expenses	4,843	2,217
Accrued running costs	23,812	21,394
Provision for estimated losses on vessels under time charter	2,631	3,129
Audit fees and related services	364	266
Accrued taxes	5,376	5,092
Professional fees	2,236	1,707
Other accrued expenses	4,153	6,941

Total accrued expenses	$94,859	$91,749

NOTE 10: BORROWINGS

Borrowings as of December 31, 2017 and 2016 consisted of the following:

Navios Holdings borrowings	December 31, 2017	December 31, 2016
Commerzbank A.G. ($240,000)	$—	$19,857
HSH Nordbank ($15,300)	14,535	—
Loan Facility Credit Agricole ($40,000)	17,674	18,880
Loan Facility Credit Agricole ($23,000)	14,074	14,755
Loan Facility Credit Agricole ($23,000)	14,450	15,150
Loan Facility DVB Bank SE ($72,000)	50,140	54,540
Loan Facility DVB Bank SE ($41,000)	33,816	37,293
Loan Facility Credit Agricole ($22,500)	15,188	16,313
Loan Facility DVB Bank SE ($40,000)	18,254	28,000
Loan Facility Alpha Bank ($31,000)	25,600	27,400
Loan Facility Alpha Bank ($16,125)	16,125	16,125
Navios Acquisition Loan	—	51,240
2019 Notes	—	291,094
2022 Senior Secured Notes	305,000	—
2022 Notes	650,000	650,000

Total Navios Holdings borrowings	$1,174,856	$1,240,647

A-F-43

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics borrowings	December 31, 2017	December 31, 2016
2022 Logistics Senior Notes	$375,000	$375,000
Navios Logistics Notes Payable	31,109	34,447
Navios Logistics BBVA Loan Facility	23,250	25,000
Navios Logistics Alpha Bank Loan	13,300	—
Navios Logistics Term Loan B Facility	100,000	—
Other long-term loans	253	321

Total Navios Logistics borrowings	$542,912	$434,768

Total	December 31, 2017	December 31, 2016
Total borrowings	$1,717,768	$1,675,415
Less: current portion, net	(33,885)	(29,827)
Less: deferred finance costs and discount, net	(35,280)	(24,320)

Total long-term borrowings	$1,648,603	$1,621,268

Navios Holdings loans

Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305,000 of 11.25% Senior Notes due 2022 (the “2022 Senior Secured Notes”), at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Partners L.P., Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios South American Logistics Inc. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes. The net proceeds of the offering were used to complete a cash tender offer for its outstanding 8.125% Senior Notes due 2019 described below (the “2019 Notes”) and to redeem notes not purchased in the tender offer, including the payment of related fees and expenses and any redemption premium. The effect of this transaction was the recognition of a $2,695 extinguishment loss in the consolidated statements of comprehensive (loss)/income under “(Loss)/gain on bond and debt extinguishment”.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time on or after November 21, 2017 at a fixed price of 108.438%, which price declines ratably until it reaches par in 2019.

The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase

A-F-44

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers were in compliance with the covenants as of December 31, 2017.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. completed the sale of $350,000 of 2019 Notes. During July, August and October 2016, the Company repurchased $58,906 of its 2019 Notes for a cash consideration of $30,671 resulting in a gain on bond extinguishment of $27,670, net of deferred fees written-off. On November 21, 2017, Co-Issuers completed the sale of 2022 Senior Secured Notes. The net proceeds of the offering of the 2022 Senior Secured Notes have been used: (i) to repay, in full, the outstanding amount of the 2019 Notes; and (ii) for general corporate purposes.

Ship Mortgage Notes

On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”).

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2017.

Secured credit facilities

Credit Agricole (formerly Emporiki) Facilities: In December 2012, the Emporiki Bank of Greece’s facilities were transferred to Credit Agricole Corporate and Investment Bank.

In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $40,000 in order to partially finance the construction of one newbuilding Capesize vessel. In December 2017, the Company agreed to extend the last payment date to August 2021. As of December 31, 2017,

A-F-45

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

the outstanding amount under the loan facility was repayable in one quarterly installment of $2,411, followed by seven semi-annual equal installments of $1,205 with a final balloon payment of $6,810 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount under this facility was $17,674.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one Panamax vessel. As of December 31, 2017, the facility is repayable in one quarterly installment of $681, followed by nine semi-annual equal installments of $681, with a final balloon payment of $7,264 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2017, the outstanding amount under this facility was $14,074.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2017, the outstanding amount under the loan facility was repayable in one quarterly installment of $700 after the drawdown date, followed by nine semi-annual equal installments of $700, with a final balloon payment of $7,450 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2017, the outstanding amount under this facility was $14,450.

On December 20, 2013, Navios Holdings entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22,500 in two equal tranches, in order to finance the acquisition of two Panamax vessels. The two tranches bear interest at a rate of LIBOR plus 300 basis points. In December 2017, the Company agreed to extend the last payment date to August 2021. The first tranche is repayable in one quarterly installment of $563, followed by seven equal semi-annual installments of $563, with a final balloon payment of $2,812 on the last repayment date. The second tranche is repayable in one quarterly installment of $1,125, followed by seven equal semi-annual installments of $563, with a final balloon payment of $2,812 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount of the loan was $15,188.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53,600 and $54,500, respectively. During October 2016, the Company fully prepaid the third tranche of the facility, which had an outstanding balance of $15,319, using $13,802 of cash, thus achieving a $1,517 benefit to nominal value. During May 2017, the Company fully repaid the fourth tranche of the facility, which had an outstanding loan balance of $17,322, using $15,607 of cash, thus achieving a $1,715 benefit to nominal value.

HSH Nordbank Facility: On May 23, 2017, Navios Holdings entered into a facility agreement with HSH Nordbank AG for an amount of up to $15,300 in order to partially refinance the fourth tranche of the Commerzbank facility. As of December 31, 2017, the facility is repayable in 15 quarterly equal installments of $383, with a final balloon payment of $8,798 on the last payment date. The loan bears interest at a rate of LIBOR plus 300 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2017, the outstanding amount under this facility was $14,535.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42,000 in two tranches: (i) the first tranche is

A-F-46

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

for an amount of up to $26,000 in order to finance the acquisition of a Handysize vessel; and (ii) the second tranche is for an amount of up to $16,000 to refinance the outstanding debt of an Ultra-Handymax vessel. The two tranches bear interest at a rate of LIBOR plus 285 and 360 basis points, respectively. On June 27, 2014, Navios Holdings refinanced the existing facility, adding a new tranche for an amount of $30,000 in order to finance the acquisition of a Capesize vessel. The new tranche bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2017, the first tranche is repayable in nine quarterly installments of $362, with a final balloon payment of $14,400 on the last repayment date, the second tranche is repayable in ten quarterly installments of $269, with a final balloon payment of $6,354 on the last repayment date and the third tranche is repayable in ten quarterly installments of $469, with a final balloon payment of $18,750 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the total outstanding amount was $50,140.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40,000 in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bore interest at a rate of LIBOR plus 325 basis points. During 2017, Navios Holdings prepaid the indebtedness originally maturing in the third quarter of 2018 and released from collateral one Panamax vessel. In December 2017, Navios Holdings entered into a facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due by September 2018 for three years, to September 2021. As of December 31, 2017, the facility is repayable in 15 quarterly installments of $730, with a final balloon payment of $7,302 payable on the last repayment date. The loan facility requires compliance with certain financial covenants. In December 2015, one newbuilding Panamax vessel and one newbuilding Capesize vessel were added as collateral to this facility. As of December 31, 2017, the outstanding amount was $18,254.

In January 2016, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $41,000 to be drawn in two tranches, to finance the acquisition of one newbuilding Panamax vessel and one newbuilding Capesize vessel. The facility bears interest at a rate of LIBOR plus 255 basis points. The total amount drawn under the facility was $39,900. The first tranche is repayable in one quarterly installment of $492, followed by 16 quarterly installments of $369 each, and a final balloon payment of $14,760 on the last payment day. The second tranche is repayable in one quarterly installment of approximately $377, followed by 16 quarterly installments of $220 each, and a final balloon payment of $8,764 on the last payment day. The loan facility also requires compliance with certain covenants. As of December 31, 2017, the outstanding amount was $33,816.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31,000 in order to finance part of the acquisition of a Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2017, the facility is repayable in 20 quarterly installments of $450, with a final balloon payment of $16,600 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount was $25,600.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16,125 in order to refinance one Capesize vessel. The facility bears interest at a rate of LIBOR plus 300 basis points. The facility is repayable in four quarterly installments of $250 each, followed by 16 quarterly installments of $275 each, with a final balloon payment of $10,725 payable on the last repayment date. The first instalment will be due 15 months from the loan drawdown date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount was $16,125.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

A-F-47

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes and the 2022 Notes. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 110% to 135%, (ii) minimum liquidity up to a maximum of $30,000, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for a specific period of time up to a maximum of four quarters (from the current balance sheet date) and/or amended to include net total debt divided by total assets, as defined in each senior secured credit facility, to a maximum of 90%.

As of December 31, 2017, the Company was in compliance with all of the covenants under each of its credit facilities.

Navios Acquisition Loan

On November 3, 2017, the Company prepaid in full the outstanding amount of $55,132 under its secured loan facility of up to $70,000 with Navios Acquisition entered into in September 2016. The prepayment amount consisted of the $50,000 drawn under the facility and $5,132 of accrued interest. Please see also Note 15.

Navios Logistics loans

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) completed the sale of $375,000 in aggregate principal amount of its Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes are unregistered are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Logistics Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

A-F-48

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of December 31, 2017, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of December 31, 2017.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of December 31, 2017, Navios Logistics had drawn the total available amount and the outstanding balance of Notes Payable was $31,109.

Navios Logistics BBVA Loan Facility

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”) for an amount of $25,000, for general corporate purposes. The loan bears interest at a

A-F-49

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in 20 quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2017, the outstanding amount of the loan was $23,250.

Navios Logistics Alpha Bank Loan

On May 18, 2017, Navios Logistics enter into a $14,000 term loan facility in order to finance the acquisition of two product tankers (“Navios Logistics Alpha Bank Loan”). The Navios Logistics Alpha Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in 20 quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of December 31, 2017, the outstanding amount of the loan was $13,300.

Navios Logistics Term Loan B Faciliy

On November 3, 2017, Navios Logistics and Navios Logistics Finance (US) Inc., as co-borrowers, completed the issuance of a new $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on five tanker vessels servicing our cabotage business as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract. The net proceeds of the Term Loan B Facility were used: (i) to finance a $70,000 dividend of which $44,677 was paid to Navios Holdings, and was eliminated in the consolidated financial statements, and $25,323 to its noncontrolling shareholders, (ii) for general corporate purposes and (iii) to pay fees and expenses relating to the Term Loan B Facility.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2017, a balance of $100,000 was outstanding under the Term Loan B Facility.

Navios Logistics was in compliance with the covenants set forth in the Term Loan B Facility as of December 31, 2017.

Other indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2017, the outstanding loan balance was $253 ($321 as of December 31, 2016). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

During the year ended December 31, 2017, the Company paid $48,600, of which $25,707 related to scheduled repayment installments for the year 2017, $7,286 related to prepayments of indebtedness originally

A-F-50

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

maturing the third quarter of 2018, and $15,607 related to the refinancing of one of its secured credit facilities which had an outstanding balance of $17,332, thus achieving a $1,715 benefit to nominal value.

The annual weighted average interest rates of the Company’s total borrowings were 7.11%, 6.87% and 6.98% for the year ended December 31, 2017, 2016 and 2015, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2017, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year
2018	$35,988
2019	33,326
2020	71,454
2021	154,825
2022	1,414,638
2023 and thereafter	7,537

Total	$1,717,768

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the 2022 Senior Secured Notes, the Navios Acquisition Loan and one Navios Logistics’ loan are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value.

Loan receivable from affiliate companies: The carrying amount of the fixed rate loan approximates its fair value.

Loan payable to affiliate company: The carrying amount of the fixed rate loan approximates its fair value.

Long-term receivable from affiliate company: The carrying amount of the floating rate receivable approximates its fair value.

A-F-51

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Long-term payable to affiliate companies: The carrying amount of the long-term payable approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the consolidated statements of comprehensive (loss)/income.Long-term payable to affiliate companies: The carrying amount of other long-term payables to affiliate companies approximates their fair value.

The estimated fair values of the Company’s financial instruments were as follows:

	December 31, 2017		December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$127,632	$127,632	$135,992	$135,992
Restricted cash	$6,558	$6,558	$5,386	$5,386
Investments in available-for-sale-securities	$238	$238	$—	$—
Loan receivable from affiliate companies	$30,112	$30,112	$23,008	$23,008
Long-term receivable from affiliate companies	$—	$—	$11,105	$11,105
Capital lease obligations, including current portion	$—	$—	$(17,617)	$(17,617)
Senior and ship mortgage notes, net	$(1,301,999)	$(1,181,838)	$(1,296,537)	$(974,170)
Long-term debt, including current portion	$(380,489)	$(389,332)	$(304,682)	$(308,080)
Loan payable to affiliate company	$—	$—	$(49,876)	$(51,240)
Long-term payable to affiliate companies	$(76,872)	$(76,872)	$(6,399)	$(6,399)

The following table sets forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no assets and/or liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Fair Value Measurements as of December 31, 2017
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$238	$238	$—	$—
Total	$238	$238	$—	$—

A-F-52

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2017
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$16,500	$—	$16,500	$—

The Company recorded an impairment loss of $32,930 during the year ended December 31, 2017 for one of its vessels, thus reducing vessel’s net book value to $16,500, as at December 31, 2017.

	Fair Value Measurements as of December 31, 2016
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in affiliates	$148,095	$148,095	$—	$—

The Company recorded an OTTI loss of $228,026 on its investments in Navios Partners and Navios Acquisition during the year ended December 31, 2016, thus reducing their total carrying value to $148,095 as at December 31, 2016.

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$127,632	$127,632	$—	$—
Restricted cash	$6,558	$6,558	$—	$—
Investments in available-for-sale-securities	$238	$238	$—	$—
Loan receivable from affiliate companies(2)	$30,112	$—	$30,112	$—
Senior and ship mortgage notes	$(1,181,838)	$(1,181,838)	$—	$—
Long-term debt, including current portion(1)	$(389,332)	$—	$(389,332)	$—
Long-term payable to affiliate companies(2)	$(76,872)	$—	$(76,872)	$—

A-F-53

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements at December 31, 2016
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$135,992	$135,992	$—	$—
Restricted cash	$5,386	$5,386	$—	$—
Loan receivable from affiliate company(2)	$23,008	$—	$23,008	$—
Long-term receivable from affiliate companies (2)	$11,105	$—	$11,105	$—
Capital lease obligations, including current portion (1)	$(17,617)	$—	$(17,617)	$—
Senior and ship mortgage notes	$(974,170)	$(974,170)	$—	$—
Long-term debt, including current portion(1)	$(308,080)	$—	$(308,080)	$—
Loan payable to affiliate company(2)	$(51,240)	$—	$(51,240)	$—
Long-term payable to affiliate companies(2)	$(6,399)	$—	$(6,399)	$—

(1)

The fair value of the Company’s long-term debt/ Capital lease obligations is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s loan receivable from/ payable to affiliate companies and long-term receivable from/payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 12: EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the years ended December 31, 2017, 2016 and 2015, were approximately $115, $69 and $96, respectively, which included a discretionary contribution of $22, $0, and $14, respectively.

Defined Benefit Pension Plan

The Company sponsors a legacy unfunded defined benefit pension plan that covers certain Bahamian and Uruguayan nationals and former Navios Corporation employees. The liability related to the plan is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long-term liabilities. There are no pension plan assets.

The Greek office employees are protected by the Greek Labor Law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. Please refer to Note 2(s).

Stock Plan

The Company has awarded restricted share units, shares of restricted common stock and restricted stock units to its employees, officers and directors. The restriction lapses in two, three or four equal tranches, over the requisite service periods, of one, two, three and four years from the grant date. The Company has also awarded

A-F-54

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

share appreciation rights and stock options to its officers and directors only, based on service conditions, which vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option expires seven years after its grant date. Please refer to Note 2(s).

On December 15, 2014, the Company awarded shares of restricted stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, which vest all at once upon achievement of the internal performance criteria. As of December 31, 2015, the Company determined that it was probable that the performance criteria of these awards would be met and recognized a compensation expense of $2,615.

During the years ended December 31, 2017, 2016 and 2015, the Company did not award any restricted stock, restricted stock units or stock options, which vest upon achievement of certain performance conditions.

The fair value of all share appreciation rights awards and stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:

•

Expected term: The Company began granting stock options in October 2007. The first stock option exercise was in 2010 and the number of options exercised during each of the years ended December 31, 2014 (143,189), 2013 (153,556), 2012 (29,251), 2011 (130,578) and 2010 (130,577) was small in relation to the total number of options granted. No stock options were exercised during the year ended December 31, 2017, 2016 and 2015. Therefore, due to limited historical share option exercise experience to provide for a reasonable basis upon which to estimate expected term, the Company opted to apply the simplified method.

The “simplified method” used includes taking the average of the weighted average time to vesting and the contractual term of the share appreciation rights and option awards. The service conditions share appreciation rights and option awards vest over three years at 33.3%, 33.3% and 33.4% respectively, resulting in a weighted average time to vest of approximately 2 years. The contractual term of the award is 7 years. Utilizing the simplified approach formula, the derived expected term estimate for the Company’s service conditions share appreciation rights and option award is 4.5 years.

•

Expected volatility: The historical volatility of Navios Holdings’ shares was used in order to estimate the volatility of the share appreciation rights and stock option awards. The final expected volatility estimate, which equals the historical estimate, for the service conditions option awards was 84.71% and 55.17% for 2016 and 2015, respectively.

•	Expected dividends: The expected dividend is based on the current dividend, our historical pattern of dividend changes and the market price of our stock.

•

Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the “simplified method”. For the service conditions share appreciation rights and option awards, the 4.5 year yield-to-maturity rate as of the grant date was 1.81% and 1.46% for 2016 and 2015, respectively.

The fair value of restricted share unit, restricted stock and restricted stock unit grants excludes dividends to which holders of restricted share units, restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted share unit, restricted stock and restricted stock units grant is $0 for 2017, 2016 and 2015.

A-F-55

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The weighted average grant date fair value of restricted units and restricted stock granted during the year ended December 31, 2017 was $1.27 and $1.27, respectively.

The weighted average grant date fair value of stock options and restricted stock granted during the year ended December 31, 2016 was $0.78 and $1.20, respectively.

The weighted average grant date fair value of stock options and restricted stock granted during the year ended December 31, 2015 was $0.55 and $1.20, respectively.

The effect of compensation expense arising from the stock-based arrangements described above amounted to $4,296, $3,446 and $5,591 for the years ended December 31, 2017, 2016 and 2015, respectively and it was reflected in general and administrative expenses on the consolidated statements of comprehensive (loss)/income. The recognized compensation expense for the year is presented as an adjustment to reconcile net income to net cash provided by operating activities on the consolidated statements of cash flows.

The summary of stock-based awards is summarized as follows (in thousands except share and per share data):

	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Options
Outstanding as of December 31, 2014	5,804,594	$4.57	4.64	$8,410
Vested at December 31, 2014	1,643,665	—	—	—
Exercisable at December 31, 2014	1,500,476	—	—	—
Forfeited or expired	(159,828)	—	—	(193)
Granted	1,000,000	1.2	—	552
Outstanding as of December 31, 2015	6,644,766	$4.09	4.23	$8,769
Vested at December 31, 2015	730,592	—	—	—
Exercisable at December 31, 2015	730,592	—	—	—
Forfeited or expired	(348,520)	—	—	—
Granted	2,500,000	1.2	—	—
Outstanding as of December 31, 2016	8,796,246	$3.20	4.41	$9,804
Vested at December 31, 2016	1,210,824	—	—	—
Exercisable at December 31, 2016	1,210,824	—	—	—
Forfeited or expired	(891,670)	—	—	—
Granted	—	—	—	—
Outstanding as of December 31, 2017	7,904,576	$2.98	3.80	$7,539

A-F-56

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Restricted stock and restricted stock units
Non Vested as of December 31, 2014	1,997,344	$—	2.00	$10,899
Granted	2,540,000	—	—	3,048
Vested	(812,847)	—	—	(5,746)
Forfeited or expired	(3,538)	—	—	(15)
Non Vested as of December 31, 2015	3,720,959	$—	2.45	$8,186
Granted	2,540,000	—	—	3,048
Vested	(1,755,017)	—	—	(5,122)
Forfeited or expired	(3,408)	—	—	(12)
Non Vested as of December 31, 2016	4,502,534	$—	2.55	$6,100
Granted	4,353,975	—	—	42
Vested	(1,839,195)	—	—	(2,630)
Forfeited or expired	—	—	—	—
Non Vested as of December 31, 2017	7,017,314	$—	3.21	$3,512

The estimated compensation cost relating to service conditions of non-vested (i) share appreciation rights and stock options and (ii) restricted share units, restricted stock and restricted stock unit awards, not yet recognized was $785 and $7,271, respectively, as of December 31, 2017 and is expected to be recognized over the weighted average period of 2.93 years.

NOTE 13: COMMITMENTS AND CONTINGENCIES

As of December 31, 2017, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2016: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In December 2017, the Company agreed to charter-in, under a ten year bareboat contract, from an unrelated third party a newbuilding bulk carrier vessel of about 82,000 dwt, expected to be delivered in the fourth quarter of 2019. The Company has agreed to pay in total $5,410 representing a deposit for the option to acquire the vessel, of which $2,705 was paid during the year ended December 31, 2017. The total amount of $2,724, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2019.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

As of December 31, 2017, Navios Logistics had operating lease obligations relating to chartered-in barges through March 2020.

A-F-57

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2017, Navios Logistics had obligations related to the construction of three new pushboats and the construction of a river and estuary tanker (including supervision costs) and the construction of covers for barges of $580, $9,024 and $486, respectively, until the second quarter of 2018.

Navios Logistics had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. Navios Logistics has received full security for its claim to date. As of December 31, 2017, related to this arbitration, Navios Logistics issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets as of December 31, 2016. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21,500, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. An amount of $1,157 was recorded in the consolidated statements of comprehensive (loss)/income under “Other income” as part of this compensation. The full amount was received in March 2017, and the collateralized cash amount of $2,900, was released.

On March 30, 2016, Navios Logistics received written notice from Vale stating that Vale will not be performing the service contract entered into between CNSA and Vale on September 27, 2013, relating to the iron ore port facility in Nueva Palmira, Uruguay. Navios Logistics initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, Navios Logistics may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G American Depositary Shares and Series H American Depositary Shares. The complaint asserts claims for breach of fiduciary duty and contract. The complaint sought, among other things, unspecified monetary damages, a declaration regarding certain of the Company’s alleged obligations under the applicable certificates of designation, the restoration of certain alleged rights to non-tendering holders if the exchange offer that commenced on September 19, 2016 was consummated, and an award of plaintiff’s costs. On November 28, 2016, plaintiff’s counsel informed the Court that the litigation was moot in light of the failure of the consent solicitation (which did not attain the necessary support from the holders of Series G American Depositary Shares and Series H American Depositary Shares). On January 10, 2017, plaintiff’s counsel submitted a motion for attorneys’ fees to which the Company submitted an opposition brief on February 3, 2017, which requested that the Court deny the request for attorneys’ fees in its entirety. Plaintiff’s counsel’s motion for attorney’s fees was fully briefed on February 17, 2017. On September 26, 2017, the Court issued a decision denying plaintiff’s application for an award of attorneys’ fees and requiring that any party wishing to restore the case to the Court’s active docket do so by October 10, 2017. No party requested that the case be restored to the active docket by the October 10, 2017 deadline. No appeal of the Court’s denial of plaintiff’s application for an award of attorneys’ fees has been taken to date and the time to file an appeal has expired.

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a $50,000 credit facility (the “Revolver”) to Navios Holdings.

A-F-58

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses which was approved by an order of the Court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $775 by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through 2030.

NOTE 14: LEASES

Chartered-in vessels, barges, pushboats and office space:

As of December 31, 2017, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges, pushboats and office space were as follows:

	Charter-in vessels in operation	Charter-in vessels to be delivered	Office space
2018	$119,023	$8,725	$1,992
2019	96,048	19,316	1,314
2020	82,638	20,945	509
2021	63,040	10,807	184
2022	43,689	10,109	—
2023 and thereafter	77,828	19,371	—

Total	$482,266	$89,273	$3,999

Charter hire expense for Navios Holdings chartered-in vessels amounted to $122,668, $84,114 and $134,364, for each of the years ended December 31, 2017, 2016 and 2015, respectively. Charter hire expense for logistics business chartered-in vessels amounted to $1,564, $1,521 and $1,307, for each of the years ended December 31, 2017, 2016 and 2015, respectively.

Rent expense for office space amounted to $2,648, $2,748, and $2,508 for each of the years ended December 31, 2017, 2016 and 2015, respectively. The Company leases office space at 825 3rd Avenue, New York, New York, pursuant to a lease that expires in April 2019. The Company also leases office space at 85 Akti Miaouli, Piraeus, Greece, pursuant to one lease agreement that continues to be effective until either party terminates the agreement and other lease agreements that expire in 2019. The Company also leases office space in Monaco pursuant to a lease that expires in June 2018. The Company also leases office space in Antwerp, Belgium pursuant to a lease that expires in 2019.

Navios Logistics’ subsidiaries lease various premises in Argentina and Paraguay that expire on various dates through 2021. The above table incorporates the lease commitments on all offices as disclosed above.

Chartered-out vessels, barges and pushboats:

The future minimum revenue, net of commissions, (i) for dry bulk vessels, expected to be earned on non-cancelable time charters and (ii) for the Company’s logistics business, expected to be earned on

A-F-59

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in Navios Logistics’ ports, are as follows:

	Dry bulk vessels	Logistics business
2018	$35,420	$138,384
2019	2,458	104,721
2020	—	77,209
2021	—	62,290
2022	—	55,450
2023 and thereafter	—	699,388

Total minimum revenue, net of commissions	$37,878	$1,137,442

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

Navios Logistics’ future minimum revenue, as presented in the table above, expected to be earned on non-cancelable contracts under time charter after the successful completion of the construction of a river and estuary tanker, is $41,380 for a period of five years, based on current contract rates.

NOTE 15: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €943 (approximately $1,065) and the lease agreements continue to be effective until either party terminates the agreement or until they expire in 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for each of the years ended December 31, 2017, 2016 and 2015 were $0, $0 and $6, respectively. Included in the trade accounts payable at both December 31, 2017 and 2016 was an amount due to Acropolis of $76 and $76, respectively.

Vessels charter hire: From 2012, Navios Holdings has entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In May 2012 and 2013, the Company entered into two charters with Navios Partners for the Navios Aldebaran and the Navios Prosperity. On February 11, 2015, the Company and Navios Partners entered into a novation agreement whereby the rights to the time charter contract of the Navios Aldebaran and the Navios Prosperity were transferred to Navios Holdings on February 28 and March 5, 2015, respectively.

In 2012 and 2013, the Company entered into various charters with Navios Partners for the Navios Apollon, Navios Libra, Navios Felicity and Navios Hope. In April 2015, these charters were further extended for approximately one year at a net daily rate of $12.5, $12.0, $12.0, $10.0 plus 50/50 profit sharing based on actual earnings at the end of the period.

A-F-60

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In 2015, the Company entered into various charters with Navios Partners for the Navios Gemini, Navios Hyperion, Navios Soleil, Navios Harmony, Navios Orbiter, Navios Fantastiks, Navios Alegria, Navios Pollux and Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7.6, $12.0, $12.0, $12.0, $12.0, $12.5, $12.0, $11.4 and $12.0, respectively plus 50/50 profit sharing based on actual earnings at the end of the period.

In November 2016 the Company entered into a charter with Navios Partners for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter was approximately three months from November 2016, at a net daily rate of $11.5.

Total charter hire expense for all vessels for the years ended December 31, 2017, 2016 and 2015 was $651, $1,711 and $39,727, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014, and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of TEU 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.1 daily rate per Ultra-Handymax vessel; (ii) $4.2 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.2 daily rate per Ultra-Handymax vessel; (ii) $4.3 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence.

Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $62,157, $59,209 and $56,504, respectively, and are presented net under the caption “Direct vessel expenses”.

Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total amount due from Navios Partners as of December 31, 2017 amounted to $0 (December 31, 2016: $11,105) and is presented under the caption “Long-term receivable from affiliate company”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios

A-F-61

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Acquisition owned fleet for two additional years through May 2016 at $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and reduced the daily rate to $9.5 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.35 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $94,973, $97,866 and $95,336, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $21,472, $20,855 and $20,383, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $20,805, $20,862 and $17,613, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the year ended December 31, 2017, 2016 and 2015 amounted to $22,055, $23,527 and $9,581, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017, Navios Holdings, provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension for period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6.1 per day for 4,250 TEU, 3,450 TEU and 5,500 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the period ended December 31, 2017 amounted to $16,702 and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2017, Navios Partners has submitted one claim under this agreement to the Company. As at December 31, 2017 and December 31, 2016, the fair value of the claim was estimated at $20,000 and $19,739, respectively and included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. The final settlement of the amount due

A-F-62

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/income.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2022, pursuant to its existing terms. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $8,347, $7,751 and $6,205, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $9,000, $9,427 and $7,608, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $1,000, $1,000 and $760, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $1,187, $1,300 and $800, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $1,500, $1,500 and $1,014, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2017, 2016 and 2015, amounted to $1,766, $1,820 and $550, respectively.

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. Total general and administrative fees attributable to this agreement for the period ended December 31, 2017, amounted to $1,868.

A-F-63

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Administrative services under these agreements include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, investor relations and other services.

Balance due from/to affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of December 31, 2017 amounted to $8,315 (December 31, 2016: $8,664), and the Long-term payable to Navios Partners amounted to $14,891 (December 31, 2016: $0). Balance due to Navios Acquisition as of December 31, 2017 amounted to $2,800 (December 31, 2016: $19,383), and the Long-term payable to Navios Acquisition amounted to $15,236 (December 31, 2016: $6,399). Balance due to Navios Midstream as of December 31, 2017 amounted to $990 (December 31, 2016: $4,800), and the Long-term payable to Navios Midstream amounted to $4,554 (December 31, 2016: $0). Balance due to Navios Containers as of December 31, 2017 amounted to $3,334 (December 31, 2016: $0), and the Long-term payable to Navios Containers amounted to $7,965 (December 31, 2016: $0)

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

A-F-64

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Partners and Navios Midstream, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2017, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2017 and 2016, the unamortized deferred gain for all vessels and rights sold totaled $9,955 and $11,846, respectively. For the years ended December 31, 2017, 2016 and 2015, Navios Holdings recognized $1,892, $1,833 and $2,621 of the deferred gain, respectively, in “Equity/(loss) in net earnings of affiliated companies”.

Participation in offerings of affiliates: Refer to Note 8 for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, and March 23, 2017, and March 31, 2017 for the purchase up to a total of 1,313,399 general partnership interests.

The Navios Acquisition Credit Facilities: On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70,000 with Navios Acquisition. This credit facility was secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $700. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount under this credit facility with Navios Acquisition and all collateral was released.

In 2010, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40,000 and had a margin of

A-F-65

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

LIBOR plus 300 basis points. The final maturity date was January 2, 2017. As of December 31, 2017 and 2016, there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60,000. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of December 31, 2017 and 2016, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21,000 from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from Navios Europe I: Balance due from Navios Europe I as of December 31, 2017 amounted to $7,176 (December 31, 2016: $2,376) which included the net current amount receivable of $4,002 (December 31, 2016: $145) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I (as defined in Note 8) and other expenses and the non-current amount of $3,174 (December 31, 2016: $2,231) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 8).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2017 and 2016, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I was $11,125 and $7,125, respectively, under the caption “Loan receivable from affiliate companies”. As of December 31, 2017, the amount undrawn under the Revolving Loans I was $0.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21,384 for a total consideration of $33,473, comprised of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33,473, including a premium of $12,089 which will be amortized through “Interest income” over the term of the loans until 2023, and is included within “Long-term payable to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. See also Note 8. As of December 31, 2017, the balance payable to Navios Partners amounted to $34,227, including the unamortized premium of $10,390.

Balance due from Navios Europe II: Balance due from Navios Europe II as of December 31, 2017, amounted to $2,440 (December 31, 2016: $10,453), which included the net current payable amount of $1,310 (December 31, 2016: $8,402), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II (as defined in Note 8) and other expenses and the non-current amount receivable of $3,750 (December 31, 2016: $2,051) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 8).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

A-F-66

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $12,063 (December 31, 2016: $11,602), under the caption “Loan receivable from affiliate companies.” In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14,000. As of December 31, 2017, the amount undrawn from the Navios Revolving Loans II was $15,003, of which Navios Holdings may be required to fund an amount ranging from $0 to $15,003.

NOTE 16: PREFERRED AND COMMON STOCK

Vested, Surrendered and Forfeited

During 2017, 843,332 restricted stock units, issued to the Company’s employees in 2016, vested.

During 2016, 24,970 restricted stock units, issued to the Company’s employees in 2014 and 2013, vested.

During 2015, 16,960 restricted stock units, issued to the Company’s employees in 2013 and 2012, vested.

During the year ended December 31, 2017 and 2016, 4,232 and 2,908 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Conversion of Preferred Stock

During the year ended December 31, 2017, 2,436 shares of convertible preferred stock were converted into 1,740,000 shares of common stock. The shares of convertible preferred stock were converted pursuant to their original terms, which provided the option to the holders of these shares to convert all or any such then-outstanding shares of preferred stock into a number of fully paid and non-assessable shares of common stock determined by dividing the amount of the liquidation preference ($10,000 per share) by a conversion price equal to $14.00 per share of common stock. Following this conversion, the Company cancelled the undeclared preferred dividend of the converted shares of $702, and issued 50,150 shares of common stock with a fair value of $84 at the date of issuance (See also note 19).

During the year ended December 31, 2016, there were no conversions of preferred stock.

Issuance of Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G and the 4,800,000 American Depositary Shares, Series H are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G and Series H, with a liquidation preference of $2,500 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. The Company has accounted for these shares as equity.

Series G and Series H American Depositary Shares Exchange Offer

On November 8, 2016, the Company announced the completion of the offer to exchange cash and/or newly issued shares of common stock for any and all outstanding of its Series G and Series H. A total number of 5,449 Series G and 18,982 Series H were validly tendered in the exchange offer, representing an aggregate book value of $61,078. The Company paid an aggregate of $9,323 in cash, which includes tender offer expenses, and issued a total of 7,589,176 shares of common stock, with a fair value of $7,893 at the date of the issuance.

A-F-67

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On April 19, 2017, Navios Holdings announced the completion of the offer commenced on March 21, 2017, to exchange newly issued shares of the Company’s common stock for any and all outstanding American Depositary Shares, each representing 1/100th of a share of either Series G or Series H. 360 Series G and 406 Series H shares were validly tendered, representing an aggregate nominal value of approximately $1,843. Navios Holdings paid for tender offer expenses $571, and issued a total of 625,815 shares of common stock with a fair value of $1,127. Following the completion of the offer, the Company cancelled the undeclared preferred dividend of Series G and Series H of $270 (See also note 19).

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of December 31, 2017 were $19,693 (net of cancelled dividends).

On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result the respective dividend rate increased by 0.25%.

Issuances to Employees, Officers and Directors

On December 11, 2017, pursuant to the stock plan approved by the Board of Directors, 4,320,975 common stock was granted to Navios Holdings employees, officers and directors and issued on January 16, 2018.

On December 11, 2015, pursuant to the stock plan approved by the Board of Directors, Navios Holdings granted to its employees, officers and directors 2,540,000 shares of restricted common stock and 1,000,000 stock options.

Acquisition of Treasury Stock

In November 2015, the Board of Directors approved a share repurchase program for up to $25,000 of the Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. Repurchases were subject to restrictions under the terms of the Company’s credit facilities and indenture. The program did not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in the Company’s discretion and without notice. In particular, Navios Holdings, pursuant to the terms of its Series G and Series H, may not redeem, repurchase or otherwise acquire its common stock or preferred shares, including the Series G and Series H (other than through an offer made to all holders of Series G and Series H) unless full cumulative dividends on Series G and Series H, when payable, have been paid. As of December 31, 2016, 948,584 shares, were repurchased under this program, for a total consideration of $818. In total, up until February 2016, 1,147,908 shares were repurchased under this program, for a total consideration of $1,070. Since that time, this program has been suspended by the Company.

Navios Holdings had outstanding as of December 31, 2017 and 2016, 120,386,472 and 117,131,407 shares of common stock, respectively, and preferred stock 46,302 (14,191 Series G, 28,612 Series H and 3,499 shares of convertible preferred stock) and 49,504 (14,551 Series G, 29,018 Series H and 5,935 shares of convertible preferred stock), respectively.

A-F-68

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 17: INTEREST EXPENSE AND FINANCE COST

Interest expense and finance cost consisted of the following:

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015
Interest expense	$115,099	$107,787	$108,488
Amortization and write-off of deferred financing costs	6,391	5,653	4,524
Other	121	199	139

Interest expense and finance cost	$121,611	$113,639	$113,151

NOTE 18: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Dry Bulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry Bulk Vessel Operations consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and pushboats as well as upriver transport facilities in the Hidrovia region.

A-F-69

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company measures segment performance based on net income/ (loss) attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Dry Bulk Vessel Operations for the Year Ended December 31, 2017	Logistics Business for the Year Ended December 31, 2017	Total for the Year Ended December 31, 2017
Revenue	$250,433	$212,616	$463,049
Administrative fee revenue from affiliates	23,667	—	23,667
Interest income	6,593	238	6,831
Interest expense and finance cost	(93,264)	(28,347)	(121,611)
Depreciation and amortization	(77,245)	(26,867)	(104,112)
Equity/ (Loss) in net earnings of affiliated companies	4,399	—	4,399
Net (loss)/ income attributable to Navios Holdings common stockholders	(167,892)	1,982	(165,910)
Total assets	1,947,777	682,204	2,629,981
Goodwill	56,240	104,096	160,336
Capital expenditures	(347)	(46,521)	(46,868)
Investment in affiliates	183,160	—	183,160
Cash and cash equivalents	47,744	79,888	127,632
Restricted cash	6,558	—	6,558
Long-term debt, net (including current and noncurrent portion)	$1,149,742	$532,746	$1,682,488

A-F-70

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Year Ended December 31, 2016	Logistics Business for the Year Ended December 31, 2016	Total for the Year Ended December 31, 2016
Revenue	$199,446	$220,336	$419,782
Administrative fee revenue from affiliates	21,799	—	21,799
Interest income	4,132	815	4,947
Interest expense and finance cost	(89,399)	(24,240)	(113,639)
Depreciation and amortization	(87,197)	(26,628)	(113,825)
Equity/ (Loss) in net earnings of affiliated companies	(202,779)	—	(202,779)
Net (loss)/ income attributable to Navios Holdings common stockholders	(310,306)	6,483	(303,823)
Total assets	2,083,526	669,369	2,752,895
Goodwill	56,240	104,096	160,336
Capital expenditures	(60,420)	(91,173)	(151,593)
Investment in affiliates	160,071	—	160,071
Cash and cash equivalents	70,810	65,182	135,992
Restricted cash	2,486	2,900	5,386
Long-term debt, net (including current and noncurrent portion)	$1,223,146	$427,949	$1,651,095

	Dry Bulk Vessel Operations for the Year Ended December 31, 2015	Logistics Business for the Year Ended December 31, 2015	Total for the Year Ended December 31, 2015
Revenue	$229,772	$251,048	$480,820
Administrative fee revenue from affiliates	16,177	—	16,177
Interest income	1,801	569	2,370
Interest expense and finance cost	(86,069)	(27,082)	(113,151)
Depreciation and amortization	(92,341)	(27,969)	(120,310)
Equity in net earnings of affiliated companies	61,484	—	61,484
Net (loss)/ income attributable to Navios Holdings common stockholders	(148,306)	14,194	(134,112)
Total assets	2,359,299	599,514	2,958,813
Goodwill	56,240	104,096	160,336
Capital expenditures	(7,882)	(27,039)	(34,921)
Investment in affiliates	381,746	—	381,746
Cash and cash equivalents	81,905	81,507	163,412
Restricted cash	13,480	—	13,480
Long-term debt, net (including current and noncurrent portion)	$1,213,740	$367,568	$1,581,308

A-F-71

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following table sets out the Company’s revenue by geographic region. Dry bulk Vessel Operations (excluding administrative fee revenue from affiliates) and Logistics Business revenue are allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Logistics business operates different types of tanker vessels, pushboats, and wet and dry barges for delivering a wide range of products between ports in the Paraná, Paraguay and Uruguay River systems in South America (commonly known as the “Hidrovia” or the “waterway”).

Revenues from specific geographic regions which contribute over 10% of revenue are disclosed separately.

Revenue by Geographic Region

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
North America	$5,513	$6,218	$22,317
Europe	124,857	109,267	109,347
Asia	91,552	73,073	87,658
South America	212,616	220,336	253,746
Other	28,511	10,888	7,752

Total	$463,049	$419,782	$480,820

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for dry bulk vessels amounted to $1,278,447 and $1,409,415 at December 31, 2017 and 2016, respectively. For Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics Business amounted to $563,887 and $544,065 at December 31, 2017 and 2016, respectively.

NOTE 19: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding during the periods presented. Net (loss)/income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net (loss)/ income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled.

For the year ended December 31, 2017, 5,033,156 potential common shares and 4,566,836 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the year ended December 31, 2016, 3,411,270 potential common shares and 5,935,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

A-F-72

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

For the year ended December 31, 2015, 1,698,569 potential common shares and 6,522,556 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(165,910)	$(303,823)	$(134,112)
Declared and undeclared dividend on preferred stock and on unvested restricted shares	(10,421)	(15,909)	(16,202)
Tender Offer – Redemption of preferred stock Series G and H including $972 and $5,063 of undeclared preferred dividend cancelled for the year ended December 31, 2017 and December 31, 2016, respectively	1,033	46,627	—

Loss available to Navios Holdings common stockholders, basic and diluted	$(175,298)	$(273,105)	$(150,314)

Denominator:
Denominator for basic and diluted net loss per share attributable to Navios Holdings stockholders — adjusted weighted shares	116,673,459	107,366,783	105,896,235

Basic and diluted net loss per share attributable to Navios Holdings stockholders	$(1.50)	$(2.54)	$(1.42)

NOTE 20: INCOME TAXES

Marshall Islands, Liberia, Panama and Malta do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta, Liberia and Panama, the countries of incorporation of the Company and its subsidiaries and the vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in direct vessel expenses in the accompanying consolidated statements of comprehensive (loss)/income.

Certain of the Company’s subsidiaries have registered offices in Greece under Greek Law 27/75 as amended and in force (former law 89/67). These companies are allowed to conduct the specific business activities provided in their license and the provisions of the above legislation. Same law (27/75) provides that these companies are exempted in Greece from any tax, duty, levy, contribution or deduction in respect of income.

In accordance with the currently applicable Greek law, ship owning companies of foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office/branch in Greece under law 27/75 are subject to duties towards the Greek state which are calculated on the basis of the relevant

A-F-73

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

vessel’s tonnage. In case that tonnage tax and/or similar taxes/duties are paid by the shipowning companies to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece by the ship owner. The payment of said duties exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

In Belgium, taxation on ocean shipping is based on the tonnage of the sea-going vessels from which the profit is obtained (“tonnage tax”).

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. federal income tax if the company that is treated for U.S. federal income tax purposes as earning such income meets certain requirements set forth in Section 883 of the Code and the U.S. Treasury regulations thereunder. Among other things, in order to qualify for this exemption, each relevant company must be incorporated in a country outside the United States which grants an “equivalent exemption” from income taxes to U.S. corporations. In addition, either (i) the stock of each relevant company must be treated under Section 883 of the Code and the U.S. Treasury regulations thereunder as “primarily traded” and “regularly traded” on an “established securities market” in the United States or in another country that grants an “equivalent exemption” or (ii) more than 50% of the value of the stock of each relevant company must be owned, directly or indirectly, by (a) individuals who are residents in countries that grant an “equivalent exemption,” (b) foreign corporations organized in countries that grant an “equivalent exemption” and that meet the test described in (i) and/or (c) certain other shareholders described in Section 883 of the Code and the U.S. Treasury regulations thereunder. The management of the Company believes that the Company and each of its relevant subsidiaries qualifies for the tax exemption under Section 883 of the Code, provided that the Company’s common stock continues to be listed on the NYSE and represents more than 50% of the total combined voting power of all classes of the Company’s stock entitled to vote and of the total value of the Company’s stock, and less than 50% of the Company’s common stock is owned, actually or constructively under specified stock attribution rules, on more than half the number of days in the relevant year by persons who each own 5% or more of the vote and value of the Company’s common stock, but no assurance can be given that the Company will satisfy these requirements or qualify for this exemption.

The income tax benefit / (expense) reflected in the Company’s consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 is mainly attributable to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

CNSA is located in a tax free zone and is not liable to income tax. Navios Logistics’ operations in Uruguay are exempted from income taxes.

Income tax liabilities of the Argentinean companies for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using a tax rate of 35% on the taxable net income. As a result of the tax reforms voted by the Argentinean Parliament in December 2017, the corporate income tax rate will decrease to 30% for the year 2018, and to 25% from 2019 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year, local companies in Argentina have to calculate an assets tax, the Minimum Presumed Income Tax). This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Minimum Presumed Income Tax. However, if the Minimum Presumed Income Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Minimum Presumed Income Tax that may arise in the next ten fiscal years.

A-F-74

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 5.0% for the year ended December 31, 2017 (5.0% for both 2016 and 2015, respectively). As a result of the tax reform voted by the Argentinean Parliament in December 2017, this rate will be reduced as of January 2018, from 5.0% to 3.0%.

There are two possible options to determine the income tax liability of Paraguayan companies. Under the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay. Alternatively, only 30% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

The corporate income tax rate in Brazil and Paraguay is 34% and 10%, respectively, for the year ended December 31, 2017.

The Company’s deferred taxes as of December 31, 2017 and 2016, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with Navios Logistics.

As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2014 and onwards. Argentinean companies have open tax years ranging from 2010 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2011 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

NOTE 21: OTHER INCOME – OTHER EXPENSE

During the years ended December 31, 2017, 2016 and 2015, taxes other-than-income taxes of Navios Logistics amounted to $9,018, $9,740, and $11,976, respectively, and were included in the statements of comprehensive (loss)/income within the caption “Other expense”.

In March 2016, the Company agreed with a charterer for the early redelivery of one of its vessels in exchange for $13,000 in cash and settlement of outstanding claims payable to the charterer amounting to $1,871. The total amount of $14,871 was included in the statement of comprehensive (loss)/income within the caption “Other income”.

NOTE 22: SUBSEQUENT EVENTS

a)

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party two newbuilding bulk carriers of about 82,000 dwt per vessel, expected to be delivered in the fourth quarter of 2019 and the first quarter of 2020 respectively. Navios Holdings has agreed to pay in total $11,140, representing a deposit for the option to acquire these vessels, of which $5,570 was paid upon signing of the contracts. The average charter-in rate per day amounts to $5,700 and $5,564 respectively.

A-F-75

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

b)

In February 2018, Navios Holdings acquired from an unrelated third party, a previously chartered-in vessel, Navios Equator Prosper, a 2000 built, 171,191 dwt vessel, for a total acquisition price of $10,000 which was paid in cash.

c)

On February 21, 2018, Navios Partners announced that it has closed an offering of 18,422,000 common units which includes the sale of $5,000 of common units to Navios Holdings, at $1.90 per common unit. In addition, Navios Holdings paid $714 to retain its 2% general partnership interest. Following the closing of this offering, Navios Holdings owns a 20.2% interest in Navios Partners, including the 2% general partnership interest.

d)

In March 2018, Navios Holdings completed the sale to an unrelated third party the Navios Herakles, a 2000 built, 52,061 dwt vessel, for a total net sale price of $7,682 paid in cash. The impairment loss due to the sale amounted to $6,715.

d)

On March 13, 2018, Navios Containers announced that it has closed a private placement of 5,454,546 common shares at a subscription price of $5.50 per common share. Navios Holdings invested $500 in the private placement and currently owns 3.2% of the outstanding share capital of Navios Containers. In addition, Navios Holdings received warrants, with a five-year term, for 1.7% of the newly issued equity.

A-F-76

ANNEX B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 29, 2018

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes  ☐            No  ☒

The information contained in this Report is incorporated by reference into the Registration Statements on Form S-8, File No. 333-147186, 333-202141 and 333-222002, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and nine month periods ended September 30, 2018 and 2017. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this report.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position should be considered forward-looking. These forward looking statements are based on Navios Holdings’ current expectations and observations. Factors that could cause actual results to differ materially include, but are not limited to uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize and Ultra Handymax vessels in particular, fluctuations in charter rates for dry cargo carriers vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Holdings operates, the value of our publicly traded subsidiaries, our ability to effectuate a reverse stock split of our common stock to regain compliance with New York Stock Exchange minimum share price requirements and risks associated with operations outside the United States. Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2017. All forward-looking statements made in this report speak only as of the date of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Developments

Fleet Update

Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party one newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the second quarter of 2020. Navios Holdings has agreed to pay in total $5.8 million, representing a deposit for the option to acquire this vessel, of which $2.9 million was paid upon signing of the contract in October 2018.

In November 2018, Navios Primavera, a 2007-built, 53,464 dwt vessel, was delivered to the owned fleet. In August 2018, Navios Holdings had exercised the option to acquire the above chartered-in vessel, for a purchase price of $10.5 million, as determined based on the actual delivery date of the vessel.

In November 2018, Navios Holdings agreed to sell to an unrelated third party, the Navios Magellan, a 2000-built Panamax vessel of 74,333 dwt, for a total net sale price of $7.0 million to be paid in cash, with delivery expected in December 2018. The impairment loss due to the sale is expected to be approximately $5.4 million.

Navios South American Logistics Inc. (“Navios Logistics”)

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in Port Murtinho region, Brazil for a total consideration of $1.1 million. Navios Logistics plans to develop this land for its port operations.

Navios Maritime Acquisition Corporation (“Navios Acquisition”) – Agreement to acquire Navios Maritime Midstream Partners L.P. (“Navios Midstream”)

On October 8, 2018 Navios Midstream and Navios Acquisition announced that they entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition.

The conflicts committee of the board of directors of Navios Midstream negotiated the transaction on behalf of Navios Midstream and its public unitholders. The transaction was unanimously approved by the Conflicts Committee, the board of directors of Navios Midstream and the board of directors of Navios Acquisition.

The approval and adoption of the merger agreement and the merger requires approval by a majority of the outstanding Navios Midstream common units. Navios Acquisition owns a sufficient number of Navios Midstream common units to approve the merger on behalf of all Navios Midstream unitholders and has agreed to consent to the merger. The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement on Form F-4 filed with the SEC on October 30, 2018 and the mailing of an information statement to the Navios Midstream unitholders.

Navios Acquisition – Reverse stock split

On November 9, 2018 Navios Acquisition announced that a one-for-fifteen reverse split of its common stock was approved by the company’s stockholders at a special meeting. The reverse stock split was effected on November 14, 2018. The common stock began trading on November 14, 2018 on a split-adjusted basis on the NYSE, under the same ticker symbol, NNA.

Navios Maritime Containers Inc. (“Navios Containers”)

Navios Maritime Partners L.P. (“Navios Partners”) announced a distribution of approximately 2.5% of the outstanding equity of Navios Containers to the unitholders of Navios Partners in connection with the proposed listing of Navios Containers on a U.S. stock exchange as set forth in the registration statement on Form F-1, filed with the SEC. Following the distribution, Navios Holdings will own approximately 3.7% of the equity in Navios Containers. The record date for the unitholders entitled to the distribution was November 23, 2018 and the distribution is expected to occur on or about December 3, 2018.

On November 30, 2018, Navios Containers will be converted into a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, will be admitted as Navios Containers’ general partner and will hold a non-economic interest that will not provide the holder with any rights to profits or losses of, or distributions by, the partnership.

Listing Developments

On April 18, 2018, Navios Holdings received notice from the New York Stock Exchange, Inc. (the “NYSE”) that it was not in compliance with the NYSE’s continued listing standards because the average closing price of its common stock was less than $1.00 over a consecutive 30 trading-day period. To achieve compliance with the NYSE’s continued listing standards, Navios Holdings’ Board of Directors has approved a one-for-ten reverse split of the Company’s common stock, subject to approval by the holders of a majority of the Company’s issued and outstanding common stock at the Company’s December 2018 annual meeting. If our stockholders do not approve the reverse stock split at our annual meeting, our common stock will be subject to delisting by the NYSE. A delisting could have a significant negative effect on the value and liquidity of our common stock, may preclude us from using exemptions from certain state and federal securities regulations, and could adversely affect our ability to raise capital on terms acceptable to us or at all.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisition’s fleet, Navios Partners’ fleet, Navios Midstream’s fleet, Navios Europe Inc.’s (“Navios Europe I”) fleet, Navios Europe (II) Inc.’s (“Navios Europe II”) fleet, and Navios Containers’ fleet, and commercially manages its chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of ship management, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

Navios Logistics

Navios Logistics, a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of September 30, 2018, Navios Holdings owned 63.8% of Navios Logistics.

Affiliates (not consolidated under Navios Holdings)

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. On February 21, 2018, Navios Partners closed an offering of 18,422,000 common units which includes the sale of $5.0 million of common units to Navios Holdings, at $1.90 per common unit. In addition, Navios Holdings paid $0.7 million to retain its 2.0% general partner interest. Following the closing of that offering and as of September 30, 2018, Navios Holdings owned a 20.2% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. As of September 30, 2018, Navios Acquisition has repurchased 8,055,074 shares of common stock for a total cost of approximately $6.3 million. Following these repurchases and as of September 30, 2018, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.3% and its economic interest was 48.6%.

Navios Midstream (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. Currently, Navios Holdings owns no direct equity interest in Navios Midstream.

Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe I.

Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulk and seven container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe II.

Navios Containers is a growth vehicle dedicated to the container sector of the maritime industry. On June 8, 2017, Navios Containers completed a private placement and Navios Holdings invested $5.0 million. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. On August 29, 2017, and on November 9, 2017, Navios Containers closed additional private placements. On March 13, 2018, Navios Containers closed an additional private placement in which Navios Holdings invested $0.5 million. As of September 30, 2018, Navios Holdings owned 3.1% of Navios Containers’ common stock and warrants representing 1.7% of the equity of Navios Containers.

Fleet

The following is the current Navios Holdings’ “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 70 vessels totaling 7.1 million deadweight tons and has an average age of 8.0 years, basis fully delivered fleet. The employment profile of the fleet as of November 16, 2018, is reflected in the tables below. Navios Holdings has chartered-out 95.7% of available days for the remaining three months of 2018, out of which 73.6% is on fixed rate and 22.1% is on index or has profit sharing arrangements. Although these fees, as presented below, are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance.

Owned Fleet. Navios Holdings owns a fleet comprised of 13 Capesize vessels, 11 Panamax vessels, 11 Ultra Handymax vessels and one Handysize vessel.

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	9,263	No	09/2019
Navios Vector	Ultra Handymax	2002	50,296	10,450	No	02/2019
Navios Meridian	Ultra Handymax	2002	50,316	6,223	No	12/2018
Navios Mercator	Ultra Handymax	2002	53,553	9,928	No	12/2018
Navios Arc	Ultra Handymax	2003	53,514	8,170	No	12/2018
Navios Hios	Ultra Handymax	2003	55,180	10,355	No	02/2019
Navios Kypros	Ultra Handymax	2003	55,222	10,807 —	No 100% of average Baltic Supramax 58 10TC Index Routes	11/2018 09/2019
Navios Astra	Ultra Handymax	2006	53,468	12,730	No	12/2018
Navios Primavera	Ultra Handymax	2007	53,464	8,788	No	11/2018
Navios Ulysses	Ultra Handymax	2007	55,728	11,663 —	No 100% of average Baltic Supramax 58 10TC Index Routes	12/2018 08/2019

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Celestial	Ultra Handymax	2009	58,063	11,658 —	No 97.5% of average Baltic Supramax 58 10TC Index Routes	11/2018 02/2019
Navios Vega	Ultra Handymax	2009	58,792	11,533 —	No 97.5% of average Baltic Supramax 58 10TC Index Routes	11/2018 12/2018
Navios Magellan (i)	Panamax	2000	74,333	9,500	No	11/2018
Navios Star	Panamax	2002	76,662	10,251 —	No 100% of average Baltic Panamax 4TC Index Routes less $2,488/day	11/2018 12/2018
Navios Northern Star	Panamax	2005	75,395	12,683	No	02/2019
Navios Amitie	Panamax	2005	75,395	10,210 — —	No 100% of average Baltic Panamax 4TC Index Routes less $2,488/day 100% of average Baltic Panamax 4TC Index Routes	11/2018 12/2018 12/2020
Navios Taurus	Panamax	2005	76,596	12,615 —	No 100% of average Baltic Panamax 4TC Index Routes	11/2018 07/2020
Navios Asteriks	Panamax	2005	76,801	11,787 —	No 100% of average Baltic Panamax 4TC Index Routes	11/2018 11/2020
N Amalthia	Panamax	2006	75,318	10,251 — —	No 100% of average Baltic Panamax 4TC Index Routes less $2,488/day 100% of average Baltic Panamax 4TC Index Routes	11/2018 12/2018 12/2020
Navios Galileo	Panamax	2006	76,596	10,210 — —	No 100% of average Baltic Panamax 4TC Index Routes less $2,488/day 100% of average Baltic Panamax 4TC Index Routes	11/2018 12/2018 12/2020
N Bonanza	Panamax	2006	76,596	11,649 —	No 100% of average Baltic Panamax 4TC Index Routes	11/2018 11/2020
Navios Avior	Panamax	2012	81,355	13,775	No	11/2018

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Centaurus	Panamax	2012	81,472	10,066 —	No 110% of average Panamax 4TC Index Routes less adjustment to be based on index formula	11/2018 12/2018
Navios Equator Prosper	Capesize	2000	171,191	14,748 —	No 92% Weighted Average Baltic Capesize 5TC Index Routes	12/2018 07/2019
Navios Stellar	Capesize	2009	169,001	16,929 —	No 102% Weighted Average Baltic Capesize 5TC Index Routes	11/2018 01/2020
Navios Bonavis	Capesize	2009	180,022	16,165 —	No 102% Weighted Average Baltic Capesize 5TC Index Routes	12/2018 08/2019
Navios Happiness	Capesize	2009	180,022	16,929 —	No 102% Weighted Average Baltic Capesize 5TC Index Routes	11/2018 06/2019
Navios Phoenix	Capesize	2009	180,242	17,067 —	No 107.5% Weighted Average Baltic Capesize 5TC Index Routes	11/2018 12/2018
Navios Lumen	Capesize	2009	180,661	18,858	No	02/2019
Navios Antares	Capesize	2010	169,059	15,936 —	No 102% Weighted Average Baltic Capesize 5TC Index Routes	12/2018 01/2020
Navios Etoile	Capesize	2010	179,234	17,575	No	01/2019
Navios Bonheur	Capesize	2010	179,259	19,950	No	12/2018
Navios Altamira	Capesize	2011	179,165	17,268 —	No 101% Weighted Average Baltic Capesize 5TC Index Routes	11/2018 12/2019
Navios Azimuth	Capesize	2011	179,169	19,475	No	02/2019
Navios Ray	Capesize	2012	179,515	19,570	No	09/2019
Navios Gem	Capesize	2014	181,336	20,045	No	01/2019

(i)	Agreed to be sold.

Long-Term Fleet. In addition to the 36 owned vessels, Navios Holdings controls a fleet of seven Capesize, 21 Panamax, five Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, which have an average age of approximately 4.3 years. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill contracts of affreightment, or COAs) for the remaining three months of 2018 is $12,887. We estimate the days of the long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining three months of 2018 are 2,275 days.

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	8,788		07/2019
Mercury Ocean	Ultra Handymax	2008	53,452	No		9,500		11/2018
Kouju Lily	Ultra Handymax	2011	58,872	No		11,115		12/2018
Navios Oriana	Ultra Handymax	2012	61,442	Yes		13,898 —	(5)	11/2018 12/2018
Navios Mercury	Ultra Handymax	2013	61,393	Yes		13,472		11/2018
						—	(6)	12/2018
						—	(7)	12/2019
Navios Venus	Ultra Handymax	2015	61,339	Yes		13,141 —	(6)	12/2018 09/2019
Osmarine	Panamax	2006	76,000	No		10,165		11/2018
Navios Aldebaran	Panamax	2008	76,500	Yes		13,775		02/2019
KM Imabari	Panamax	2009	76,619	No		12,350		12/2018
Navios Marco Polo	Panamax	2011	80,647	Yes		10,803 —	(8)	11/2018 08/2020
Navios Southern Star	Panamax	2013	82,224	Yes		16,431 —	(9)	11/2018 04/2019
Sea Victory	Panamax	2014	77,095	Yes		12,060		10/2018
						—	(10)	11/2018
						—	(11)	11/2020
Elsa S	Panamax	2015	80,954	No		14,496 —	(12)	11/2018 01/2021
Navios Amber	Panamax	2015	80,994	Yes		11,562		12/2018
						—	(13)	01/2019
						—	(12)	01/2021
Navios Sky	Panamax	2015	82,056	Yes		11,447 —	(14)	12/2018 03/2021
Navios Coral	Panamax	2016	84,904	Yes		14,568 —	(15)	11/2018 09/2020
Navios Citrine	Panamax	2017	81,626	Yes		9,500		05/2019
Navios Dolphin	Panamax	2017	81,630	Yes		10,450		05/2019
Mont Blanc Hawk	Panamax	2017	81,638	No		14,496 —	(12)	11/2018 04/2021
Cassiopeia Ocean	Panamax	2018	82,069	No		14,271 —	(12)	12/2018 07/2021
Navios Gemini	Panamax	2018	81,704	No	(19)	14,393		09/2020
Pacific Explorer	Capesize	2007	177,000	No		17,319 —	(16)	11/2018 01/2019
King Ore	Capesize	2010	176,800	Yes				—
Navios Koyo	Capesize	2011	181,415	Yes		18,337 —	(17)	11/2018 12/2018
Navios Obeliks	Capesize	2012	181,415	Yes				—
Dream Canary	Capesize	2015	180,528	Yes		13,300		05/2019

Vessels	Type	Built	DWT	Purchase Option (3)	Charter-out Rate (1)		Expiration Date (2)
Dream Coral	Capesize	2015	181,249	Yes	14,013		05/2019
Navios Felix	Capesize	2016	181,221	Yes	20,498 —	(18)	11/2018 01/2019

Long term Chartered-in Fleet to be delivered

Vessels	Type	Delivery Date	DWT	Purchase Option (3)
Navios Horizon I	Panamax	Q1 2019	81,500	No	(19)

Long-term Bareboat Chartered-in Fleet to be delivered

Vessels	Type	Delivery Date	DWT	Purchase Option (3)	Expiration Date
TBN Navios Herakles I (20)	Panamax	Q3 2019	82,000	Yes	Q3 2029
TBN Navios Felicity I (20)	Panamax	Q4 2019	81,000	Yes	Q4 2029
TBN (20)	Panamax	Q4 2019	82,000	Yes	Q4 2029
TBN (20)	Panamax	Q1 2020	82,000	Yes	Q1 2030
TBN (20)	Panamax	Q2 2020	81,000	Yes	Q2 2030

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	112% of average Baltic Supramax 58 10TC Index Routes.
(6)	110% of average Baltic Supramax 58 10TC Index Routes.
(7)	110-112% of average Baltic Supramax 58 10TC Index Routes, depending on actual performance of Index.
(8)	112% of average Baltic Panamax 4TC Index Routes.
(9)	133.75% of average Baltic Panamax 4TC Index Routes.
(10)	114% of average Baltic Panamax 4TC Index Routes less $2,488/day.
(11)	112% of average Baltic Panamax 4TC Index Routes.
(12)	115% of average Baltic Panamax 4TC Index Routes.
(13)	120% of average Baltic Panamax 4TC Index Routes, less adjustment to be based on index formula.
(14)	113% of average Baltic Panamax 4TC Index Routes.
(15)	120% of average Baltic Panamax 4TC Index Routes.
(16)	103% of average Baltic Capesize 5TC Index Routes.
(17)	112% of average Baltic Capesize 5TC Index Routes.
(18)	120% of average Baltic Capesize 5TC Index Routes.
(19)	Navios has the right of first refusal and profit sharing on sale of vessel.
(20)	TBN: “To be named” identifies a vessel that has not yet been named and will be named upon delivery to Navios Holdings.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet. Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for durations of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows, which it believes will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs.

Generally, this chartering policy may have the effect of generating Time Charter Equivalents (“TCE”) that are higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $12,690 per day for the nine month period ended September 30, 2018. The average long-term charter-in hire rate per vessel was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future if the price is favorable relative to the then-current market. Navios Holdings holds 24 purchase options, including the purchase options of the vessels under bareboat contracts, expected to be delivered through 2020.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage of its owned vessels and long-term chartered-in fleet will continue to help mitigate the impact of any declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics could be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that important measures for analyzing trends in its results of operations include the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 7.1 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•

Available days: Available days are the total number of days a vessel is controlled by a company, less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days: Operating days are the number of available days in a period, less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•

Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•

TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE rate also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 11.5 years. As Navios Holdings’ fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charter, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: the Dry Bulk Vessel Operations and the Logistics Business. The Dry Bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

For further segment information, please see Note 11 to the Condensed Consolidated Financial Statements included elsewhere in this report.

Period over Period Comparisons

For the Three Month Period Ended September 30, 2018 Compared to the Three Month Period Ended September 30, 2017

The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2018 and 2017, respectively. This information was derived from the unaudited condensed consolidated statements of comprehensive (loss)/income of Navios Holdings for the respective periods.

	Three Month Period Ended September 30, 2018	Three Month Period Ended September 30, 2017
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$141,453	$120,555
Administrative fee revenue from affiliates	7,357	6,284
Time charter, voyage and logistics business expenses	(49,980)	(56,824)
Direct vessel expenses	(24,959)	(28,739)
General and administrative expenses incurred on behalf of affiliates	(7,357)	(6,284)
General and administrative expenses	(6,503)	(6,711)
Depreciation and amortization	(24,644)	(26,179)
Interest expense and finance cost, net	(32,734)	(28,825)
Impairment loss on sale of vessels	(2,760)	—
Gain on bond extinguishment	6,464	—
Other expense, net	(1,867)	(1,912)

Loss before equity in net earnings of affiliated companies	$4,470	$(28,635)
Equity in net earnings/(loss) of affiliated companies	(4,231)	901

Income/(loss) before taxes	$239	$(27,734)
Income tax benefit/(expense)	380	69

Net income/(loss)	$619	$(27,665)
Less: Net income attributable to the noncontrolling interest	(2,435)	(667)

Net loss attributable to Navios Holdings common stockholders	$(1,816)	$(28,332)

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the three month periods ended September 30, 2018 and 2017 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended September 30,
	2018	2017
	(unaudited)	(unaudited)
FLEET DATA
Available days	5,875	5,794
Operating days	5,858	5,789
Fleet utilization	99.7%	99.9%
Equivalent vessels	64	63
AVERAGE DAILY RESULTS
Time Charter Equivalents	$14,210	$9,481

During the three month period ended September 30, 2018, there were 81 more available days as compared to the same period during 2017 due to a net increase in available days of 179 days in long-term charter-in fleet available days; partially mitigated by a decrease in available days of owned vessels by 98 days following the sale of Navios Mars, Navios Sphera, Navios Achilles, Navios Herakles and Navios Horizon.

The average TCE rate for the three months ended September 30, 2018 was $14,210 per day, which was 49.9% or $4,729 per day higher than the rate achieved in the same period during 2017. This was due primarily to the improved freight market and time charter market.

Revenue: Revenue from dry bulk vessel operations for the three months ended September 30, 2018 was $85.6 million as compared to $61.0 million for the same period in 2017. The increase in dry bulk revenue was mainly attributable to the increase in TCE per day by 49.9% to $14,210 per day in the third quarter of 2018 as compared to $9,481 per day in the same period in 2017.

Revenue from the logistics business was $55.9 million for the three months ended September 30, 2018, as compared to $59.6 million for the same period in 2017. The decrease was mainly attributable to (i) a $3.7 million decrease in revenue from the cabotage business mainly due to fewer operating days; (ii) a $2.8 million decrease in sales of products mainly due to a decrease in the Paraguayan liquid port’s volumes of products sold; and (iii) a $1.9 million decrease in revenue from the barge business mainly related to liquid cargo transportation. The overall decrease was partially mitigated by a $4.7 million increase in revenue from the port terminal business mainly due to the commencement of operations at the new iron ore terminal.

Administrative Service fee from Affiliates: Administrative fee revenue from affiliates increased by $1.1 million, or 17.1%, to $7.4 million for the three month period ended September 30, 2018, as compared to $6.3 million for the same period in 2017. See the general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $6.8 million, or 12.0%, to $50.0 million for the three month period ended September 30, 2018, as compared to $56.8 million for the three month period ended September 30, 2017.

The time charter and voyage expenses from dry bulk operations decreased by $2.3 million, or 6.0%, to $36.1 million for the three month period ended September 30, 2018, as compared to $38.4 million for the three month period ended September 30, 2017. This decrease was mainly attributable to (i) a decrease in off hire and fuel expenses by $2.8 million; and (ii) a decrease in port expenses by $1.5 million. The overall decrease was partially mitigated by (i) an increase in charter-in expenses by $1.7 million; and (ii) an increase in provision for loss voyages and other voyage expenses by $0.3 million.

Of the total amounts of time charter, voyages and logistics business expenses for the three month periods ended September 30, 2018 and 2017, $13.9 million and $18.4 million, respectively, were related to Navios Logistics. The decrease in time charter, voyage and logistics business expenses related to Navios Logistics was mainly attributable to (i) a decrease in port terminal expenses mainly due to lower volumes moved at the grain port terminal; (ii) a decrease in time charter and voyage expenses of the barge business; (iii) a decrease in time charter and voyage expenses of the cabotage business; and (iv) a decrease in cost of products sold mainly due to the decrease in the Paraguayan liquid port terminal’s volumes of products purchased.

Direct Vessel Expenses: Direct vessel expenses decreased by $3.7 million, or 12.9%, to $25.0 million for the three month period ended September 30, 2018, as compared to $28.7 million for the three month period ended September 30, 2017. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations increased by $0.7 million, or 6.7%, to $11.1 million for the three month period ended September 30, 2018, as compared to $10.4 million for the three month period ended

September 30, 2017. This increase was mainly attributable to (i) an increase in crew related costs; (ii) an increase in spare expenses; and (iii) an increase in lubricants and chemicals expenses; partially mitigated by (i) the sale of Navios Mars, Navios Sphera, Navios Achilles, Navios Herakles and Navios Horizon; and (ii) a decrease in sundry general expenses.

Of the total amounts of direct vessel expenses for the three month periods ended September 30, 2018 and 2017, $13.9 million and $18.4 million, respectively, related to Navios Logistics. The decrease of $4.5 million in direct vessel expenses related to Navios Logistics was mainly attributable to (i) a $3.3 million decrease in cabotage business, mainly due to fewer operating days and decreased crew costs; and (ii) a $1.2 million decrease in barge business mainly due to decreased crew costs.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $1.1 million, or 17.1%, to $7.4 million for the three month period ended September 30, 2018, as compared to $6.3 million for the same period in 2017. See the General and Administrative Expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are comprised of the following:

	Three Month Period Ended September 30, 2018	Three Month Period Ended September 30, 2017
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Administrative fee revenue from affiliates	$(7,357)	$(6,284)
General and administrative expenses incurred on behalf of affiliates	$7,357	$6,284
General and administrative expenses	$6,503	$6,711

	Three Month Period Ended September 30, 2018	Three Month Period Ended September 30, 2017
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry Bulk Vessel Operations	$3,116	$2,661
Logistics Business	$3,387	$4,050

General and administrative expenses	$6,503	$6,711

The decrease in general and administrative expenses by $0.2 million, or 3.0%, to $6.5 million for the three month period ended September 30, 2018, as compared to $6.7 million for the three month period ended September 30, 2017, was mainly attributable to a $0.7 million decrease attributable to the logistics business. This decrease was partially mitigated by (i) a $0.3 million increase in payroll and other related costs; and (ii) a $0.2 million increase in other administrative expenses.

Depreciation and Amortization: For the three month period ended September 30, 2018, depreciation and amortization decreased by $1.6 million to $24.6 million as compared to $26.2 million for the three month period ended September 30, 2017.

Depreciation expenses related to dry bulk vessel operations decreased by $1.6 million, or 8.8%, to $16.6 million for the three month period ended September 30, 2018, as compared to $18.2 million for the three month period ended September 30, 2017. This decrease was primarily due to (i) the sale of Navios Mars, Navios Sphera, Navios Achilles, Navios Herakles and Navios Horizon; and (ii) the Impairment loss recognized in the fourth quarter of 2017 for one of the Company’s vessels; partially mitigated by the acquisition of Navios Equator Prosper. Amortization expenses related to dry bulk operations decreased by $0.1 million, or 12.5%, to

$0.7 million for the three month period ended September 30, 2018, as compared to $0.8 million for the three month period ended September 30, 2017.

Of the total amount of depreciation and amortization for the three month period ended September 30, 2018 and 2017, $7.3 million and $7.2 million, respectively, related to Navios Logistics. The increase of $0.1 million in depreciation and amortization of the logistics business was mainly due to a $0.1 million increase in the port terminal business.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the three month period ended September 30, 2018 increased by $3.9 million, or 13.5%, to $32.7 million, as compared to $28.8 million in the same period in 2017.

This increase was mainly due to (i) a $1.7 million increase in interest expense and finance cost, of the dry bulk vessel operations, mainly attributable to increase in interest expense and finance costs related to 2022 Senior Secured Notes entered into in November 2017, the full repayment of the Navios Acquisition Loan, 2019 Notes (as defined herein) and one DVB Loan and the repurchase of the 2022 Notes (as defined herein); and (ii) a $2.5 million increase in interest expenses and finance cost, net of logistics business mainly due to the Term Loan B Facility (as defined herein) issued in the fourth quarter of 2017. This overall increase was partially mitigated by a $0.3 million increase in interest income of the dry bulk vessel operations, mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II and the amortization of the premium from the transfer in March 2017 of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners.

Impairment loss on sale of vessels: During the three month period ended September 30, 2018, the Company recognized an impairment loss of $2.8 million relating to the sale of Navios Mars and Navios Sphera.

Gain on bond extinguishment: During the three month period ended September 30, 2018, the Company repurchased $35.7 million of its 2022 Notes (as defined herein) for a cash consideration of $28.8 million resulting in a gain on bond extinguishment of $6.5 million, net of deferred fees written-off.

Other Expense, Net: Other expense, net remained flat at $1.9 million for each of the three month period ended September 30, 2018 and September 30, 2017. Other expense, net of dry bulk vessels operations has increased by $1.1 million, offset by $1.1 million decrease in other expense, net of the logistics business.

The increase in other expense, net of dry bulk vessels operations was mainly due to (i) a $1.2 million increase in miscellaneous other expenses, net; (ii) a $0.3 million increase in miscellaneous voyage expenses; and (iii) a $0.3 million decrease in recovery for losses on accounts receivable. This increase was partially mitigated by a $0.7 million decrease in loss from foreign exchange differences.

The decrease in other expense, net of the logistics business was mainly due to a decrease in other expense, net in the barge business, a decrease in other expense, net in the cabotage business and a decrease in other expense, net in the port terminal business.

Equity in Net (losses)/Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $5.1 million to $4.2 million loss for the three month period ended September 30, 2018, as compared to $0.9 million earnings for the same period in 2017, mainly due to a $5.1 million decrease in equity method income. This decrease in equity method income was mainly due to a $7.1 million decrease in equity method income from Navios Acquisition, partially mitigated by (i) a $1.5 million increase in equity method income from Navios Partners; (ii) a $0.3 million increase in equity method income from Navios Europe II; and (iii) a $0.2 million increase in equity method income from Navios Containers.

Income Tax Benefit: Income tax benefit increased by $0.3 million to $0.4 million for the three month period ended September 30, 2018, as compared to $0.1 million for the same period in 2017. The total change in income tax was attributable to Navios Logistics and was due to a decrease in income tax expense of the cabotage business and a decrease in income tax benefit in the barge business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $1.7 million to $2.4 million for the three month period ended September 30, 2018, as compared to $0.7 million for the same period in 2017. This increase was attributable to the increase in net income of the logistics business for the three month period ended September 30, 2018, as compared to the same period in 2017.

For the Nine Month Period Ended September 30, 2018 Compared to the Nine Month Period Ended September 30, 2017

The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2018 and 2017. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Nine Month Period Ended September 30, 2018	Nine Month Period Ended September 30, 2017
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$390,386	$334,519
Administrative fee revenue from affiliates	21,488	16,942
Time charter, voyage and logistics business expenses	(155,363)	(161,628)
Direct vessel expenses	(73,756)	(90,566)
General and administrative expenses incurred on behalf of affiliates	(21,488)	(16,942)
General and administrative expenses	(21,757)	(19,203)
Depreciation and amortization	(75,247)	(77,893)
Interest expense and finance cost, net	(97,797)	(83,812)
Impairment loss on sale of vessels	(16,070)	(14,239)
Gain on bond and debt extinguishment	6,464	1,715
Other expense, net	(8,928)	(4,790)

Loss before equity in net earnings of affiliated companies	$(52,068)	$(115,897)
Equity in net (losses)/earnings of affiliated companies	(13,720)	2,208

Loss before taxes	$(65,788)	$(113,689)
Income tax benefit	1,324	562

Net loss	$(64,464)	$(113,127)
Less: Net income attributable to the noncontrolling interest	(3,501)	(1,182)

Net loss attributable to Navios Holdings common stockholders	$(67,965)	$(114,309)

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the nine month periods ended September 30, 2018 and 2017 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Nine Month Period Ended September 30,
	2018	2017
	(unaudited)	(unaudited)
FLEET DATA
Available days	17,222	17,564
Operating days	17,161	17,534
Fleet utilization	99.6%	99.8%
Equivalent vessels	63	64
AVERAGE DAILY RESULTS
Time Charter Equivalents	$12,368	$8,836

During the nine month period ended September 30, 2018, there were 342 less available days as compared to the same period in 2017, due to (i) a decrease in available days for owned vessels by 610 days following the sale of Navios Mars, Navios Sphera, Navios Achilles, Navios Herakles, Navios Horizon and Navios Ionian; and (ii) a decrease in short-term charter-in fleet available days by 57 days. This overall decrease was partially mitigated by an increase in long-term charter-in fleet available days by 325 days.

The average TCE rate for the nine month period ended September 30, 2018 was $12,368 per day, $3,532 per day higher than the rate achieved in the same period in 2017, mainly due to the improved freight market and time charter market.

Revenue: Revenue from dry bulk vessel operations for the nine months ended September 30, 2018 was $222.1 million as compared to $171.8 million for the same period in 2017. The increase in dry bulk revenue was mainly attributable to the increase in TCE per day by 40.0% to $12,368 per day in the nine month period ended September 30, 2018, as compared to $8,836 per day in the same period in 2017.

Revenue from the logistics business was $168.3 million for the nine months ended September 30, 2018, as compared to $162.8 million for the same period in 2017. The increase was mainly attributable to a $21.7 million increase in revenue from the port terminal business mainly due to the commencement of operations at the new iron ore terminal. The overall increase was partially mitigated by (i) a $7.9 million decrease in revenue from the barge business mainly related to liquid cargo transportation; (ii) a $6.4 million decrease in revenue from the cabotage business mainly due to fewer operating days and lower rates; and (iii) a $1.9 million decrease in sales of products mainly due to a decrease in the Paraguayan liquid port’s volumes of products sold.

Administrative Fee Revenue From Affiliates: Administrative fee revenue from affiliates increased by $4.6 million, or 27.2%, to $21.5 million for the nine month period ended September 30, 2018, as compared to $16.9 million for the same period in 2017. See the General and Administrative Expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $6.2 million, or 3.8%, to $155.4 million for the nine month period ended September 30, 2018, as compared to $161.6 million for the nine month period ended September 30, 2017.

The time charter and voyage expenses from dry bulk operations decreased by $3.7 million, or 3.3%, to $107.5 million for the nine month period ended September 30, 2018, as compared to $111.2 million for the nine month period ended September 30, 2017. This decrease was mainly attributable to (i) a decrease in off hire and fuel expenses by $5.8 million; and (ii) a decrease in port expenses by $1.6 million. This decrease was partially mitigated by an increase in charter-in expenses by $3.7 million.

Of the total amounts of time charter, voyage and logistics business expenses for the nine month periods ended September 30, 2018 and 2017, $47.9 million and $50.5 million, respectively, were related to Navios Logistics. The decrease in time charter, voyage and logistics business expenses was mainly due to (i) a decrease in time charter and voyage expenses of the barge business by $1.8 million; (ii) a decrease in cost of products sold by $1.1 million mainly attributable to the decrease in the Paraguayan liquid port’s volume of products purchased; and (iii) a decrease in time charter and voyage expenses of the cabotage business by$0.6 million. The overall decrease was partially mitigated by an increase in port terminal business mainly attributable to the commencement of operations at the new iron ore terminal.

Direct Vessel Expenses: Direct vessel expenses decreased by $16.7 million, or 18.5%, to $73.8 million for the nine month period ended September 30, 2018, as compared to $90.5 million for the same period in 2017. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations decreased by $5.0 million, or 14.1%, to $30.5 million for the nine month period ended September 30, 2018, as compared to $35.5 million for the nine month period ended September 30, 2017. This decrease was mainly attributable to (i) the sale of Navios Mars, Navios Sphera, Navios Achilles, Navios Herakles, Navios Horizon and Navios Ionian; (ii) a decrease in crew related costs; (iii) a decrease in sundry general expenses; and (iv) a decrease in insurance costs.

Of the total amounts of direct vessel expenses for the nine month periods ended September 30, 2018 and 2017, $43.3 million and $55.0 million, respectively, related to Navios Logistics. The decrease of $11.7 million in direct vessel expenses related to Navios Logistics was mainly attributable to (i) a $8.4 million decrease in cabotage business, mainly due to fewer operating days and lower crew costs; and (ii) a $3.3 million decrease in barge business mainly due to decreased crew costs.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $4.6 million, or 27.2%, to $21.5 million for the nine month period ended September 30, 2018, as compared to $16.9 million for the same period in 2017. See the General and Administrative Expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings comprise of the following:

	Nine Month Period Ended September 30, 2018	Nine Month Period Ended September 30, 2017
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Administrative fee revenue from affiliates	$(21,488)	$(16,942)
General and administrative expenses incurred on behalf of affiliates	$21,488	$16,942
General and administrative expenses	$21,757	$19,203

	Nine Month Period Ended September 30, 2018	Nine Month Period Ended September 30, 2017
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry Bulk Vessel Operations	$10,483	$7,516
Logistics Business	$11,274	$11,687

General and administrative expenses	$21,757	$19,203

The increase in general and administrative expenses by $2.6 million, or 13.5%, to $21.8 million for the nine month period ended September 30, 2018, as compared to $19.2 million for the nine month period ended

September 30, 2017, was mainly attributable to (i) a $2.3 million increase in payroll and other related costs; (ii) a $0.6 million increase in other administrative expenses; and (iii) a $0.1 million increase in professional, legal and audit fees. The overall increase was partially mitigated by a $0.4 million decrease attributable to the logistics business.

Depreciation and Amortization: For the nine month period ended September 30, 2018, depreciation and amortization decreased by $2.7 million, or 3.5%, to $75.2 million, as compared to $77.9 million for the same period in 2017.

Depreciation expenses related to dry bulk operations decreased by $4.2 million, or 7.5%, to $51.5 million for the nine month period ended September 30, 2018, as compared to $55.7 million for the nine month period ended September 30, 2017. This decrease was primarily due to (i) the sale of Navios Mars, Navios Sphera, Navios Achilles, Navios Herakles and Navios Horizon and Navios Ionian; and (ii) the Impairment loss recognized in the fourth quarter of 2017 for one of the Company’s vessels; partially mitigated by the acquisition of Navios Equator Prosper. Amortization expenses related to dry bulk operations decreased by $0.5 million, or 19.2%, to $2.1 million for the nine month period ended September 30, 2018, as compared to $2.6 million for the nine month period ended September 30, 2017.

Of the total amount of depreciation and amortization for the nine month periods ended September 30, 2018 and 2017, $21.6 million and $19.6 million, respectively, related to Navios Logistics. The increase of $2.0 million in depreciation and amortization of the logistics business was mainly due to a $2.3 million increase in the port terminal business mainly due to the commencement of operations at the new iron ore terminal. The overall increase was partially mitigated by (i) a $0.2 million decrease in the cabotage business; and (ii) a $0.1 million decrease in the barge business.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the nine month period ended September 30, 2018 increased by $14.0 million, or 16.7%, to $97.8 million, as compared to $83.8 million in the same period of 2017. This increase was mainly due to (i) a $9.7 million increase in interest expenses and finance cost, net of logistics business mainly due to the Term Loan B Facility (as defined herein) issued in the fourth quarter of 2017 and reduced capitalized interest following the completion of the construction of the iron ore terminal; and (ii) a $5.4 million increase mainly attributable to increase in interest expense and finance costs related to 2022 Senior Secured Notes entered into in November 2017, the full repayment of the Navios Acquisition Loan, 2019 Notes (as defined herein) and one DVB Loan and the repurchase of the 2022 Notes (as defined herein) . This overall increase was partially mitigated by a $1.1 million increase in interest income of the dry bulk vessel operations, mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II and the amortization of the premium from the transfer in March 2017 of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners.

Impairment loss on sale of vessels: During the nine month period ended September 30, 2018, the Company recognized (i) an impairment loss of $6.7 million relating to the sale of Navios Herakles; (ii) an impairment loss of $6.6 million relating to the sale of Navios Achilles; and (iii) an impairment loss of $2.8 million relating to the sale of Navios Mars and Navios Sphera. During the nine month period ended September 30, 2017, the Company recognized (i) an impairment loss of $9.1 million relating to the sale of Navios Ionian which was completed on June 16, 2017; and (ii) an impairment loss of $5.1 million relating to the sale of Navios Horizon which was completed on July 2017.

Gain on bond and debt extinguishment: During the nine month period ended September 30, 2018, the Company repurchased $35.7 million of its 2022 Notes (as defined herein) for a cash consideration of $28.8 million resulting in a gain on bond extinguishment of $6.5 million, net of deferred fees written-off. During the nine month period ended September 30, 2017, the Company refinanced one of its secured credit facilities and a benefit to nominal value of $1.7 million was achieved.

Other Expense, Net: Other expense, net increased by $4.1 million, or 85.4%, to $8.9 million of expense for the nine month period ended September 30, 2018, as compared to $4.8 million of expense for the same period in 2017. This increase was due to (i) a $2.8 million increase in other expense, net of the logistics business; and (ii) a $1.3 million increase in other expense, net of dry bulk vessels operations.

The increase in other expense, net of dry bulk vessels operations was mainly due to (i) a $2.7 million increase in in miscellaneous other expenses, net; (ii) a $0.3 million decrease in recovery for losses on accounts receivable; and (iii) a $0.2 million increase in taxes other than income tax. This increase was partially mitigated by (i) a $1.5 million decrease in loss from foreign exchange differences; and (ii) a $0.4 million decrease in miscellaneous voyage expenses.

The increase in other expense, net by $2.8 million related to the logistics business was mainly due to an increase in other expense, net in the barge business, a decrease in gain on sale of assets, a decrease in other expense, net in the cabotage business and a decrease in other expense, net in the port terminal business.

Equity in Net (Losses)/ Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $15.9 million, to $13.7 million loss for the nine month period ended September 30, 2018, as compared to $2.2 million earnings for the same period in 2017, mainly due to a decrease in equity method income. The $15.9 million decrease in equity method income was mainly due to (i) a $24.7 million increase in equity method losses from Navios Acquisition; and (ii) a $0.1 million decrease in equity method income from Acropolis; partially mitigated by (i) a $7.7 million increase in equity method income from Navios Partners; (ii) a $0.9 million increase in equity method income from Navios Europe I and Navios Europe II; and (iii) a $0.3 million increase in equity method income from Navios Containers.

Income Tax Benefit: Income tax benefit for the nine month period ended September 30, 2018 increased by $0.7 million to a $1.3 million for the nine month period ended September 30, 2018, as compared to a $0.6 million benefit for the same period in 2017. The total change in income tax was attributable to Navios Logistics due to (i) a decrease in income tax expense of the cabotage business; and (ii) a decrease in income tax benefit in the barge business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $2.3 million to $3.5 million for the nine month period ended September 30, 2018, as compared to $1.2 million for the same period in 2017. This increase was attributable to the increase in net income of the logistics business for the nine month period ended September 30, 2018, as compared to the same period in 2017.

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for $168.3 million, or 43.1% and $55.9 million, or 39.5%, of our revenue for the nine and three month periods ended September 30, 2018, respectively, $5.9 million net income and $4.5 million net income, of our $68.0 million net loss and $1.8 million net loss for the nine and three month periods ended September 30, 2018, respectively, $61.0 million, or 51.7% and $23.3 million, or 38.8% of our Adjusted EBITDA for the nine and three month periods ended September 30, 2018, respectively, $953.0 million, or 38.3%, of our total assets and $579.5 million, or 30.0%, of our total liabilities, in each case, for the nine month period ended and as of September 30, 2018. Our non-guarantor subsidiaries accounted for $162.8 million, or 48.7% and $59.6 million, or 49.4%, of our revenue for the nine and three month periods ended September 30, 2017, respectively, $2.2 million net income and $1.3 million net income of our $114.3 million net loss and $28.3 million net loss for the nine and three month periods ended September 30, 2017, respectively and $46.5 million, or 76.1% and $17.7 million, or 56.7% of our Adjusted EBITDA for the nine and three month periods ended September 30, 2017, respectively. Our non-guarantor subsidiaries accounted for $952.6 million, or 36.2%, of our total assets and $588.5 million, or 29.2%, of our total liabilities, in each case, as of December 31, 2017.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, issuance of equity and debt securities and borrowings under bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments and/or prepayments of debt and payments of dividends. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use funds to refinance or repurchase its debt and/or equity in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements and equity instruments, and other factors management deems relevant. Generally, Navios Holding’s sources of funds may be from cash from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of its stake in its investments. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs. See “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Holdings for the nine month periods ended September 30, 2018 and 2017.

	Nine Month Period Ended September 30, 2018	Nine Month Period Ended September 30, 2017
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$39,591	$33,578
Net cash provided by/(used in) investing activities	51,870	(32,987)
Net cash used in financing activities	(82,670)	(22,730)

Decrease in cash and cash equivalents and restricted cash	8,791	(22,139)
Cash and cash equivalents and restricted cash, beginning of year	134,190	141,377

Cash and cash equivalents and restricted cash, end of period	$142,981	$119,238

Cash provided by operating activities for the nine month period ended September 30, 2018 as compared to the nine month period ended September 30, 2017:

Net cash provided by operating activities decreased by $6.0 million to $39.6 million of cash provided by operating activities for the nine month period ended September 30, 2018, as compared to $33.6 million of cash provided by operating activities for the nine month period ended September 30, 2017. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $120.9 million gain for the nine month period ended September 30, 2018, which consisted mainly of the following adjustments: $75.2 million of depreciation and amortization, $16.7 million movement in earnings in affiliates, net of dividends received, $16.1 million impairment loss on sale of vessels, $10.8 million of amortization of deferred drydock expenses, $6.0 million of amortization of deferred finance fees, $3.5 million relating to share-based compensation and $0.4 million losses on accounts receivables. These adjustments were partially mitigated by a $6.5 million gain on debt extinguishment and a $1.3 million movement in income taxes.

The net cash outflow resulting from the change in operating assets and liabilities of $16.8 million for the nine month period ended September 30, 2018 resulted from a $6.2 million in payments for drydock and special survey costs, a $5.9 million increase in prepaid expenses and other assets, a $3.3 million decrease in other long term liabilities, a $2.8 million decrease in deferred income and a $1.4 million decrease in accounts payable. These were partially mitigated by a $0.9 million increase in inventories, a $0.9 million increase in accounts receivable, a $0.6 million increase in net payables to affiliates, mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and a $0.4 million increase in accrued expenses.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $113.7 million non-cash gain for the nine month period ended September 30, 2017, which consisted mainly of the following adjustments: $77.9 million of depreciation and amortization, $14.2 million impairment loss on sale of vessels, $11.1 million of amortization of deferred drydock expenses, $6.6 million movement in earnings in affiliates net of dividends received, $4.3 million of amortization of deferred finance fees and $3.2 million relating to share-based compensation. These adjustments were mitigated by a $1.7 million gain on debt extinguishment, a $1.1 million gain on sale of assets, a $0.6 million movement in income taxes and $0.3 million recovery for losses on accounts receivables.

The net cash inflow resulting from the change in operating assets and liabilities of $33.0 million for the nine month period ended September 30, 2017 resulted from a $41.8 million increase in net payables to affiliates, mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements, a $6.8 million decrease in accounts receivable including the $21.5 million cash received in March 2017 following the favorable resolution of the arbitration proceedings in New York (see also “Off-Balance Sheet Arrangements”), a $3.0 million decrease in inventories, a $3.2 million decrease in prepaid expenses and other assets, a $2.2 million increase in deferred income, and a $0.6 million increase in other long term liabilities. These were partially offset by a $12.2 million decrease in accounts payable, a $10.0 million in payments for drydock and special survey costs, and a $2.4 million decrease in accrued expenses.

Cash provided by/(used in) investing activities for the nine month period ended September 30, 2018 as compared to the nine month period ended September 30, 2017:

Cash provided by investing activities was $51.9 million for the nine month period ended September 30, 2018, as compared to $33.0 million used in for the same period in 2017.

Cash provided by investing activities for the nine months ended September 30, 2018 was the result of (i) $94.8 million of proceeds from the sale of Navios Herakles, Navios Achilles, Navios Mars and Navios Sphera; (ii) $4.4 million dividends received from Navios Acquisition; (iii) $0.2 million in collections of Navios Logistics’ note receivable; (iv) $11.0 million in payments for the construction of Navios Logistics’ river and estuary tanker; (v) $10.2 million in payments for the purchase of a vessel; (vi) $9.1 million payment as a deposit for option to acquire vessels under bareboat contracts; (vii) $5.8 million in payments for the acquisition of common units and general partner units in Navios Partners; (viii) $2.3 million loan to Navios Europe II; (ix) $2.1 million in payments for the construction of the Navios Logistics’ three new pushboats; (x) $2.0 million in payments made by the Company for the purchase of other fixed assets; (xi) $1.3 million in payments made by Navios Logistics for the purchase of other fixed assets; (xii) $1.2 million in payments for the expansion of Navios Logistics’ dry port terminal; (xiii) $1.1 million payment as a deposit for vessel acquisition; (xiv) $0.5 million in payments for the purchase of covers for dry barges; (xv) $0.5 million payment for the investment in common shares in Navios Containers; and (xvi) $0.4 million payment for additions to vessels.

Cash used in investing activities for the nine months ended September 30, 2017 was the result of (i) $17.8 million in payments for the expansion of the Navios Logistics’ dry port terminal, (ii) $8.6 million in payments for the construction of the Navios Logistics’ three new pushboats, (iii) $5.7 million in payments for the purchase of other fixed assets mainly relating to amounts paid by Navios Logistics, (iv) $5.0 million payment for the investment in common shares in Navios Containers, (v) $4.5 million loan to Navios Europe I and Navios Europe II, (vi) $4.5 million in payments for the construction of Navios Logistics’ river and estuary tanker, (vii) $2.6 million in payments for the acquisition of general partner units in Navios Partners, (viii) $11.8 million of proceeds from sale of Navios Ionian and Navios Horizon, (ix) $3.7 million dividends received from affiliated company and (x) $0.2 million in collections of Navios Logistics’ note receivable.

Cash used in financing activities for the nine month period ended September 30, 2018 as compared to the nine month period ended September 30, 2017:

Cash used in financing activities was $82.7 million for the nine month period ended September 30, 2018, compared to $22.7 million used in the same period of 2017.

Cash used in financing activities for the nine months ended September 30, 2018 was the result of (i) $31.8 million related to prepayment of outstanding indebtedness originally maturing the first quarter of 2021; (ii) $28.8 million of payments for the repurchase of the 2022 Notes; (iii) $25.7 million related to scheduled repayment installments; (iv) $3.2 million of payments for the repayment of Navios Logistics’ Notes Payable; (v) $0.2 million payment of finance fees; (vi) $7.0 million proceeds from Navios Logistics’ long term debt (net of deferred financing costs of $0.2 million).

Cash used in financing activities for the nine months ended September 30, 2017 was the result of (i) $20.7 million related to scheduled repayment installments; (ii) $7.3 million related to prepayment of indebtedness originally maturing the third quarter of 2018; (iii) $15.6 million repayment related to the refinancing of one of the Company’s secured credit facilities; (iv) $12.4 million relating mainly to the extinguishment of capital lease obligations; and (v) $0.5 million relating to tender offer/redemption of preferred stock fees. This was partially offset by (i) $15.3 million of loan proceeds (net of $0.2 million finance fees); (ii) $13.9 million of proceeds from Navios Logistics’ long term debt (net of deferred financing cost of $0.1 million); (iii) $4.1 million proceeds from the transfer of the Company’s participation in Navios Revolving Loans I, as defined herein and Navios Term Loans I, as defined herein, to Navios Partners both relating to Navios Europe I; and (iv) $0.7 million of proceeds from Navios Logistics’ Notes Payable.

Adjusted EBITDA: EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock-based compensation. We use Adjusted EBITDA as a liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) provision/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	September 30, 2018	September 30, 2017
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by/(used in) operating activities	$10,077	$(12,626)
Net increase in operating assets	4,409	8,462
Net decrease in operating liabilities	18,686	4,916
Net interest cost	32,734	28,826
Deferred finance charges	(2,318)	(1,440)
Recovery for losses on accounts receivable	394	300
Equity in affiliates, net of dividends received	(5,377)	427
Payments for drydock and special survey costs	173	2,970
Net income attributable to the noncontrolling interest	(2,435)	(667)
Other gain on assets	—	24
Gain on bond extinguishment	6,464	—
Impairment loss on sale of vessels	(2,760)	—

Adjusted EBITDA	$60,047	$31,192

	Nine Months Ended
	September 30, 2018	September 30, 2017
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$39,591	$33,578
Net increase/(decrease) in operating assets	13,742	(30,954)
Net increase in operating liabilities	(3,095)	(12,103)
Net interest cost	97,797	83,812
Deferred finance charges	(5,963)	(4,294)
(Provision)/recovery for losses on accounts receivable	(418)	276
Equity in affiliates, net of dividends received	(16,698)	(6,564)
Payments for drydock and special survey costs	6,189	10,024
Net income attributable to the noncontrolling interest	(3,501)	(1,182)
Other gain on assets	28	1,075
Gain on bond and debt extinguishment	6,464	1,715
Impairment loss on sale of vessels	(16,070)	(14,239)

Adjusted EBITDA	$118,066	$61,144

Adjusted EBITDA for the three months ended September 30, 2018 was $60.0 million as compared to $31.2 million for the same period in 2017. The $28.8 million increase in Adjusted EBITDA was primarily due to (i) a $20.9 million increase in revenue; (ii) a $6.8 million decrease in time charter, voyage and logistics business expenses; (iii) a $6.5 million increase in gain on bond extinguishment; (iv) a $3.9 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); and (v) a $0.3 million decrease in general and administrative expenses (excluding share-based compensation expenses). This overall increase of $38.4 million was partially mitigated by (i) a $5.1 million decrease in equity in net earnings from affiliated companies; (ii) a $2.8 million increase in impairment loss on sale of vessels; and (iii) a $1.7 million increase in net income attributable to noncontrolling interest.

Adjusted EBITDA for the nine months ended September 30, 2018 was $118.1 million as compared to $61.1 million for the same period in 2017. The $57.0 million increase in Adjusted EBITDA was primarily due to (i) a $55.9 million increase in revenue; (ii) a $16.7 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $6.2 million decrease in time charter, voyage and logistics business expenses; and (iv) a $4.8 million increase in gain on bond and debt extinguishment. This overall increase of $83.6 million was partially mitigated by (i) a $15.9 million decrease in equity in net earnings from affiliated companies; (ii) a $3.1 million increase in other expense, net; (iii) a $2.3 million increase in net income attributable to noncontrolling interest; (iv) a $2.3 million increase in general and administrative expenses (excluding share-based compensation expenses); (v) a $1.9 million increase in impairment loss on sale of vessels; and (vi) a $1.1 million decrease in other gain on assets.

Long-Term Debt Obligations and Credit Arrangements

Secured Credit Facilities

As of September 30, 2018, the Company had secured credit facilities with various banks with a total outstanding balance of $167.4 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 2.75% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from March 2020 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 115% to 135%, (ii) minimum liquidity up to a maximum of $30.0 million, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been amended for a specific period of time up to a maximum of one quarter (from the current balance sheet date) to increase the covenant levels for the applicable net total debt divided by total assets maintenance covenants, as defined in each senior secured credit facility, to a maximum of 85% to 90%.

As of September 30, 2018, the Company was in compliance with all of the covenants under each of its credit facilities.

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305.0 million of 11.25% Senior Notes due 2022 (the “2022 Senior Secured Notes”), at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Partners L.P., Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios South American Logistics Inc. and its subsidiaries. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes. The net proceeds of the offering were used to complete a cash tender offer for the Company’s outstanding 8.125% Senior Notes due 2019 described below (the “2019 Notes”) and to redeem notes not purchased in the tender offer, including the payment of related fees and expenses and any redemption premium.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time on or after November 21, 2017 at a fixed price of 108.438%, which price declines ratably until it reaches par in January 2019.

Upon occurrence of certain change of control events, the holders of the 2022 Senior Secured Notes may require the Co-Issuers to repurchase some or all of the 2022 Senior Secured Notes at 101% of their face amount. The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers were in compliance with the covenants as of September 30, 2018. The indenture governing the 2022 Senior Secured Notes includes customary events of default.

2019 Notes

On January 28, 2011, the Co-Issuers completed the sale of $350.0 million of 2019 Notes. During July, August and October 2016, the Company repurchased $58.9 million of its 2019 Notes for a cash consideration of $30.7 million resulting in a gain on bond extinguishment of $27.7 million, net of deferred fees written-off. On November 21, 2017, Co-Issuers completed the sale of the 2022 Senior Secured Notes. The net proceeds of the offering of the 2022 Senior Secured Notes have been used to repay, in full, the outstanding amount of the 2019 Notes.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During September 2018, the Company repurchased $35.7 million of its 2022 Notes for a cash consideration of $28.8 million resulting in a gain on bond extinguishment of $6.5 million, net of deferred fees written-off.

The 2022 Notes are senior obligations of the Co- Issuers and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The Company has released certain subsidiaries and vessels as guarantors and mortgaged vessels and added others from time to time as permitted under the indenture governing the 2022 Notes. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2022 Senior Secured Notes. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The 2022 Co-Issuers were in compliance with the covenants as of September 30, 2018.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Logistics Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. Upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes includes customary events of default.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of September 30, 2018.

Navios Logistics

As of September 30, 2018, Navios Logistics had long-term loans and notes payable with a total outstanding balance of $166.9 million. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.15% to 4.75% per annum. The facilities are repayable in installments and have maturities ranging from August 2020 to November 2024. See also “Contractual Obligations”.

Navios Acquisition Loan

On November 3, 2017, the Company prepaid in full the outstanding amount of $55.1 million under its secured loan facility of up to $70.0 million with Navios Acquisition entered into in September 2016. The prepayment amount consisted of the $50.0 million drawn under the facility and $5.1 million of accrued interest. See also “Related Party Transactions”.

During the nine month period ended September 30, 2018, the Company, in relation to its secured credit facilities, paid $60.7 million, of which $28.9 million related to scheduled repayment installments and $31.8 million related to prepayment of outstanding indebtedness of one Capesize and one Panamax vessel originally maturing in the first quarter of 2021.

The annualized weighted average interest rates of the Company’s total borrowings were 7.82% and 7.19% for the three month periods ended September 30, 2018 and 2017, respectively, and 7.75% and 6.96% for the nine month periods ended September 30, 2018 and 2017, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of September 30, 2018, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period	Amounts in millions of U.S. dollars
September 30, 2019	$34.8
September 30, 2020	73.2
September 30, 2021	56.8
September 30, 2022	1,426.6
September 30, 2023	33.1
September 30, 2024 and thereafter	4.1

Total	$1,628.6

Contractual Obligations:

	September 30, 2018
	Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt (1)	$1,628.6	$34.8	$130.0	$1,459.7	$4.1
Operating Lease Obligations (Time Charters) for vessels (2)	433.7	116.9	180.7	85.7	50.4
Operating Lease Obligations (Time Charters) for vessels to be delivered	122.1	6.7	32.3	33.4	49.7
Deposit for option to acquire vessels (3)	11.1	11.1	—	—	—
Dry vessel obligation (4)	9.4	9.4	—	—	—
Rent Obligations (5)	17.2	2.7	3.4	3.3	7.8

Total	$2,222.1	$181.6	$346.4	$1,582.1	$112.0

(1)

The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.75% to 3.60% per annum. The amount does not include interest costs for the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Term Loan B Facility, the Credit Facility for a river and estuary tanker and the Navios Logistics Notes Payable. The expected interest payments are: $126.3 million (less than 1 year), $243.6 million (1-3 years), $74.8 million (3-5 years) and $0.1 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of September 30, 2018, timing of scheduled payments and the term of the debt obligations.

(2)	Approximately 42% of the time charter payments included above is estimated to relate to operational costs for these vessels.

(3)

As of September 30, 2018, the Company agreed to charter in, under ten year bareboat contracts, three newbuilding bulk carriers of about 82,000 dwt per vessel and one newbuilding bulk carrier of about 81,000 dwt per vessel, expected to be delivered through the first quarter of 2020. The table above incorporates the deposits the Company agreed to pay regarding the option to acquire these vessels.

(4)	Future remaining contractual obligation for the acquisition of one Ultra-Handymax vessel, which was delivered in November 2018.
(5)

Navios Corporation leases approximately 16,703 square feet of space in New York pursuant to a lease that expires in 2019 and 17,627 square feet of space in New York pursuant to a lease that expires in 2029. Navios Shipmanagement Inc. and Navios Corporation lease approximately 1,651 square meters of space in Piraeus, Greece, pursuant to one lease agreement that continues to be effective until either party terminates the agreement and other lease agreements that expire in 2018 and 2019. Navios Shipmanagement Inc., Navios Maritime Holdings Inc, Navios Tankers Management Inc. and Navios Maritime Containers Inc. leases office space in Monaco pursuant to a lease that expires in June 2023. Kleimar N.V. leases approximately 632 square meters for its offices, pursuant to a lease that expires in 2019. Navios Tankers Management Inc. leases also approximately 2,954 square meters for its offices in Piraeus, Greece, pursuant to a lease that expires in 2019 and other lease agreements that expire in 2025 and 2034. Navios Containers Management Inc. leases approximately 373 square meters for its offices, pursuant to a lease that expires in 2030. Kleimar LTD. leases approximately 30 square meters for its offices, pursuant to a lease that expires in 2030. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview — Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC.

Refer to “Related Party Transactions” for the Navios Partners Guarantee (as defined herein), not reflected in the table above.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14.0 million. As of September 30, 2018, the amount undrawn from the Revolving Loans II was $9.8 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $9.8 million.

Refer to “Recent Developments” for one ten-year bareboat contract, not reflected in the table above.

Working Capital Position

On September 30, 2018, Navios Holdings’ current assets totaled $276.7 million, while current liabilities totaled $232.9 million, resulting in a positive working capital position of $43.8 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during the next 12 months from November 29, 2018 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position through November 29, 2019.

Capital Expenditures

In December 2017, the Company agreed to charter-in, under a ten year bareboat contract, from an unrelated third party a newbuilding bulk carrier vessel of about 82,000 dwt, expected to be delivered in the first quarter of 2020. The Company has agreed to pay in total $5.4 million representing a deposit for the option to acquire the vessel, of which $2.7 million was paid during the year ended December 31, 2017. As of September 30, 2018, the total amount of $2.9 million, including expenses and interest, is presented under the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party two newbuilding bulk carriers of about 82,000 dwt per vessel, expected to be delivered in the third and fourth quarter of 2019 respectively. Navios Holdings has agreed to pay in total $11.1 million, representing a deposit for the option to acquire these vessels, of which $5.6 million was paid during the period ended September 30, 2018. As of September 30, 2018, the total amount of $6.0 million, including expenses and interest, is presented under the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party one newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the fourth quarter of 2019. Navios Holdings has agreed to pay in total $5.6 million, representing a deposit for the option to acquire this vessel, of which $2.8 million was paid during the period ended September 30, 2018. As of September 30, 2018, the total amount of $2.9 million, including expenses and interest, is presented under the caption “Other long-term assets”.

In August 2018, Navios Holdings exercised the option to acquire the Navios Primavera, a 2007-built, 53,464 dwt chartered-in vessel. Upon signing of the contract, Navios Holdings paid an amount of $1.1 million.

During the third quarter of 2018, a new river and estuary tanker was delivered to Navios Logistics. As of September 30, 2018, Navios Logistics had paid $17.4 million for the construction of the river and estuary tanker.

During the first quarter of 2018, three new pushboats were delivered to Navios Logistics. As of September 30, 2018, Navios Logistics had paid $32.0 million for the construction of the three new pushboats.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of September 30, 2018, Navios Logistics had paid $159.4 million related to the iron ore terminal expansion.

On September 4, 2017, Navios Logistics signed an agreement for the construction of covers for dry barges for total consideration of $1.1 million. As of September 30, 2018, Navios Logistics has paid the whole amount.

Dividend Policy

In November 2015, due to the prolonged weakness in the dry bulk industry, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’ management believe such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board of Directors may deem advisable.

Concentration of Credit Risk

Accounts receivable

Concentration of credit risk with respect to accounts receivable is limited due to the fact that Navios Holdings’ customers are internationally dispersed and have a variety of end markets in which they sell, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the nine month period ended September 30, 2018, two customers accounted for more than 10% of the Company’s revenue compared to no customer in the same period in 2017.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted needs;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

See below, under “Off-Balance Sheet Arrangements”, for a discussion about the dispute between the Navios Logistics and Vale International S.A. (“Vale”), relating to the service contract for the iron ore port facility in Nueva Palmira, Uruguay.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes.

Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule above. As of September 30, 2018, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which are included as a component of restricted cash.

In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. Navios Partners has submitted one claim under this agreement to the Company. As at both September 30, 2018 and December 31, 2017, the fair value of the claim was estimated at $20.0 million and included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. The final settlement of the amount due will take place at any time but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statements of comprehensive (loss)/income.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G American Depositary Shares and Series H American Depositary Shares. The complaint asserts claims for breach of fiduciary duty and contract. The complaint sought, among other things, unspecified monetary damages, a declaration regarding certain of the Company’s alleged obligations under the applicable certificates of designation, the restoration of certain alleged rights to non-tendering holders if the exchange offer that commenced on September 19, 2016 was consummated, and an award of plaintiff’s costs. On November 28, 2016, plaintiff’s counsel informed the Court that the litigation was moot in light of the failure of the consent solicitation (which did not attain the necessary support from the holders of Series G American Depositary Shares and Series H American Depositary Shares). On January 10, 2017, plaintiff’s counsel submitted a motion for attorneys’ fees to which the Company submitted an opposition brief on February 3, 2017, which requested that the Court deny the request for attorneys’ fees in its entirety. Plaintiff’s counsel’s motion for attorney’s fees was fully briefed on February 17, 2017. On September 26, 2017, the Court issued a decision denying plaintiff’s application for an award of attorneys’ fees and requiring that any party wishing to restore the case to the Court’s active docket do so by October 10, 2017. No party requested that the case be restored to the active docket by the October 10, 2017 deadline. No appeal of the Court’s denial of plaintiff’s application for an award of attorneys’ fees has been taken to date and the time to file an appeal has expired.

Navios Logistics had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale was ordered to pay Navios Logistics $21.5 million, including all unpaid invoices, compensation for late payment of invoices, and reimbursement of legal fees incurred. The full amount was received in March 2017.

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay. The incident is not expected to have a material effect in Navios Logistics consolidated financial statements as Navios Logistics maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations).

Navios Logistics issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2019.

Related Party Transactions

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €0.9 million (approximately $1.1 million) pursuant to one lease agreement that continues to be effective until either party terminates the agreement and other lease agreements that expire through 2030. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions charged from Acropolis for each of the three and nine month periods ended September 30, 2018 and 2017 were $0. Included in the trade accounts payable at both September 30, 2018 and December 31, 2017 was an amount due to Acropolis of less than $0.1 million.

Vessels charter hire: From 2012, Navios Holdings has entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In 2015, the Company entered into various charters with Navios Partners for the Navios Gemini, Navios Hyperion, Navios Soleil, Navios Harmony, Navios Orbiter, Navios Fantastiks, Navios Alegria, Navios Pollux and Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7,600, $12,000, $12,000, $12,000, $12,000, $12,500, $12,000, $11,400 and $12,000, respectively plus 50/50 profit sharing based on actual earnings at the end of the period.

In November 2016 the Company entered into a charter with Navios Partners for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter was approximately three months from November 2016, at a net daily rate of $11,500.

Total charter hire expense for all vessels for each of the three month periods ended September 30, 2018 and 2017 was $0 million, and for the nine month periods ended September 30, 2018 and 2017 were $0 million and $0.7 million, respectively, and were included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at : (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel; (iv) $6,500 daily rate per container vessel of TEU 6,800; (v) $7,200 daily rate per container vessel of more than TEU 8,000; and (vi) $8,500 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,225 daily rate per Ultra-Handymax vessel; (ii) $4,325 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended September 30, 2018 and 2017 amounted to $17.2 million and $16.2 million, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $51.3 million and $44.9 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and reduced the daily rate to $9,500 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. In May 2018, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,500 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2020. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. Total management fees for the three month periods ended September 30, 2018 and 2017 amounted to $23.3 million and $23.9 million, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $69.7 million and $71.0 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended September 30, 2018 and 2017 amounted to $5.9 million and $5.2 million, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $16.3 million and $15.8 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for each of the three month periods ended September 30, 2018 and 2017 amounted to $5.2 million, and for the nine month periods ended September 30, 2018 and 2017 amounted to $15.5 million and $15.6 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for each of the three month periods ended September 30, 2018 and 2017 amounted to $5.6 million and $5.1 million, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $16.4 million and $16.2 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017, in April 2018 and in June 2018, Navios Holdings, provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6,100 per day for up to 5,500 TEU container vessels, $6,700 per day for above 5,500 TEU and up to 8,000 TEU container vessels and $7,400 per day for above 8,000 TEU and up to 10,000 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the three month periods ended September 30, 2018 and 2017 amounted to $14.5 million and $6.6 million, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $38.6 million and $7.5 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. Navios Partners has submitted one claim under this agreement to the Company. As of September 30, 2018, the fair value of the claim was estimated at $20.0 million and was included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. The final settlement of the amount due may take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/income.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2022, pursuant to its existing terms. Total general and administrative fees for the three month periods ended September 30, 2018 and 2017 amounted to $2.4 million and $2.2 million, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $6.9 million and $6.0 million, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for each of the three month periods ended September 30, 2018 and 2017 amounted to $2.2 million, and for the nine month periods ended September 30, 2018 and 2017 amounted to $6.6 million and $6.8 million, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for each of the three month periods ended September 30, 2018 and 2017 amounted to $0.3 million, and for each of the nine month periods ended September 30, 2018 and 2017 amounted to $0.8 million. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for each of the three month periods ended September 30, 2018 and 2017 amounted to $0.3 million, and for the nine month periods ended September 30, 2018 and 2017 amounted to $1.0 million and $0.9 million, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for each of the three month periods ended September 30, 2018 and 2017 amounted to $0.4 million and for each of the nine month periods ended September 30, 2018 and 2017 amounted to $1.1 million.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for each of the three month periods ended September 30, 2018 and 2017 amounted to $0.5 million, and for the nine month periods ended September 30, 2018 and 2017 amounted to $1.5 million and $1.3 million, respectively.

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. Total general and administrative fees for the three month periods ended September 30, 2018 and 2017 amounted to $1.6 million and $0.7 million, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $4.3 million and $0.8 million, respectively.

Administrative services under these agreements include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, investor relations and other services.

Balance due to/from affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of September 30, 2018 amounted to $8.7 million (December 31, 2017: $8.3 million), and the Long-term payable to Navios Partners amounted to $31.6 million (December 31, 2017: $14.9 million). Balance due from Navios Acquisition as of September 30, 2018 amounted to $0.5 million (December 31, 2017: $2.8 million due to Navios Acquisition), and the Long-term payable to Navios Acquisition amounted to $9.3 million (December 31, 2017: $15.2 million). Balance due to Navios Midstream as of September 30, 2018 amounted to $2.3 million (December 31, 2017: $1.0 million), and the Long-term payable to Navios Midstream amounted to $2.6 million (December 31, 2017: $4.6 million). Balance due to Navios Containers as of September 30, 2018 amounted to $4.9 million (December 31, 2017: $3.3 million), and the Long-term payable to Navios Containers amounted to $7.6 million (December 31, 2017: $8.0 million).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Partners and Navios Midstream, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of September 30, 2018, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of September 30, 2018 and December 31, 2017, the unamortized deferred gain for all vessels and rights sold totaled $8.5 million and $10.0 million, respectively. For each of the three month periods ended September 30, 2018 and 2017, Navios Holdings recognized $0.5 million of the deferred gain in “Equity in net (losses)/earnings of affiliated companies” and for each of the nine months ended September 30, 2018 and 2017, Navios Holdings recognized $1.4 million of the deferred gain in “Equity in net (losses)/earnings of affiliated companies”.

Participation in offerings of affiliates: Refer to “Overview” for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017, March 31, 2017, January 11, 2018 and February 21, 2018 for the purchase up to a total of 1,717,318 general partnership interests.

The Navios Acquisition Credit Facility: On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70.0 million with Navios Acquisition. This credit facility was secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $0.7 million. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount under this credit facility with Navios Acquisition and all collateral was released.

Balance due from Navios Europe I: Balance due from Navios Europe I as of September 30, 2018 amounted to $17.1 million (December 31, 2017: $7.2 million) which included the net current receivable amount of $13.1 million (December 31, 2017: $4.0 million) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I and other expenses and the non-current amount receivable of $4.0 million (December 31, 2017: $3.2 million) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13 to the unaudited condensed consolidated financial statements included in this report).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of September 30, 2018, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I is $11.1 million (December 31, 2017: $11.1 million), under the caption “Loan receivable from affiliate companies”. As of September 30, 2018, the amount undrawn under the Navios Revolving Loans I was $0 million.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21.4 million for a total consideration of $33.5 million, comprised of $4.1 million in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29.4 million (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33.5 million, including a premium of $12.1 million which will be amortized through “Interest expense and finance cost, net” over the term of the loans, until 2023, and is included within “Long-term payable to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. As of September 30, 2018, the long-term payable to Navios Partners amounted to $35.1 million, including the unamortized premium of $8.9 million.

Balance due from Navios Europe II: Balance due from Navios Europe II as of September 30, 2018, amounted to $2.4 million (December 31, 2017: $2.4 million), which included the net current payable amount of $2.8 million (December 31, 2017: $1.3 million), mainly consisting of management fees and net of accrued interest income earned under the Navios Revolving Loans II and other expenses and the non-current amount receivable of $5.2 million (December 31, 2017: $3.8 million) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 13 to the unaudited condensed consolidated financial statements included in this report).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of September 30, 2018, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $14.3 million (December 31, 2017: $12.1 million), under the caption “Loan receivable from affiliate companies.” In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14.0 million. As of September 30, 2018, the amount undrawn from the Navios Revolving Loans II was $9.8 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $9.8 million.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings may use interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk

Debt Instruments — On September 30, 2018 and December 31, 2017, Navios Holdings had a total of $1,628.6 million and $1,717.8 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes and two Navios Logistics’ loans discussed in “Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their related interest expense. As of September 30, 2018, the outstanding amount of the Company’s floating rate loan facilities was $327.1 million. The interest rate on the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes, and two Navios Logistics’ loans is fixed and, therefore, changes in interest rates affect their fair value, which as of September 30, 2018 was $1,119.8 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would change interest expense for the nine months ended September 30, 2018 by $2.7 million.

For a detailed discussion of Navios Holdings’ debt instruments refer to the section “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 58.1% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at September 30, 2018 would change net income by approximately $1.0 million for the nine months ended September 30, 2018.

Critical Accounting Policies

Navios Holdings’ interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Containers, Navios Europe I and Navios Europe II for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of such companies, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value. As of September 30, 2018, management considers the decline in the market value of its investment in Navios Partners and Navios Acquisition to be temporary. However, there is the potential for the future impairment charges relative to these equity securities if their respective fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized (see also Note 13 included elsewhere in this Report).

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS MARITIME HOLDINGS INC.

Index	Page
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2018 AND DECEMBER 31, 2017	B-F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017	B-F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017	B-F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017	B-F-5
CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	B-F-6

B-F-1

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	September 30, 2018 (unaudited)	December 31, 2017 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	2, 6, 11	$132,925	$127,632
Restricted cash	2, 7, 6, 11	10,056	6,558
Accounts receivable, net		56,125	60,331
Due from affiliate companies	8	13,626	4,002
Inventories		29,309	30,170
Prepaid expenses and other current assets		34,697	27,383

Total current assets		276,738	256,076

Deposits for vessels, port terminals and other fixed assets	3	1,064	36,849
Vessels, port terminals and other fixed assets, net	3	1,694,429	1,809,225
Loan receivable from affiliate companies	6, 8	34,635	30,112
Investments in affiliates	6, 8, 13	166,888	183,160
Other long-term assets		42,479	37,801
Intangible assets other than goodwill	4	112,288	116,422
Goodwill	11	160,336	160,336

Total non-current assets		2,212,119	2,373,905

Total assets		$2,488,857	$2,629,981

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$78,674	$79,671
Accrued expenses and other liabilities		94,515	94,859
Deferred income and cash received in advance	8	8,255	11,030
Due to affiliate companies	8	18,646	16,749
Current portion of long-term debt, net	5, 6	32,851	33,885

Total current liabilities		232,941	236,194

Senior and ship mortgage notes, net	5, 6	1,270,726	1,301,999
Long-term debt, net of current portion	5, 6	295,754	346,604
Other long-term liabilities and deferred income	8	40,050	43,382
Long-term payable to affiliate companies	8, 6	86,005	76,872
Deferred tax liability		7,181	7,766

Total non-current liabilities		1,699,716	1,776,623

Total liabilities		1,932,657	2,012,817

Commitments and contingencies	7	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 46,302 issued and outstanding as of September 30, 2018 and December 31, 2017.	9	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 124,706,280 and 120,386,472 issued and outstanding as of September 30, 2018 and December 31, 2017, respectively.	9	12	12
Additional paid-in capital		685,607	682,105
Accumulated other comprehensive income		—	2
Accumulated deficit		(233,986)	(166,021)

Total Navios Holdings stockholders’ equity		451,633	516,098

Noncontrolling interest		104,567	101,066

Total stockholders’ equity		556,200	617,164

Total liabilities and stockholders’ equity		$2,488,857	$2,629,981

See unaudited condensed notes to condensed consolidated financial statements.

B-F-2

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Notes	Three Month Period Ended September 30, 2018	Three Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2018	Nine Month Period Ended September 30, 2017
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	11	$141,453	$120,555	$390,386	$334,519
Administrative fee revenue from affiliates	8, 11	7,357	6,284	21,488	16,942
Time charter, voyage and logistics business expenses	8	(49,980)	(56,824)	(155,363)	(161,628)
Direct vessel expenses	8	(24,959)	(28,739)	(73,756)	(90,566)
General and administrative expenses incurred on behalf of affiliates	8	(7,357)	(6,284)	(21,488)	(16,942)
General and administrative expenses	8	(6,503)	(6,711)	(21,757)	(19,203)
Depreciation and amortization	3, 4 , 11	(24,644)	(26,179)	(75,247)	(77,893)
Interest expense and finance cost, net	11	(32,734)	(28,825)	(97,797)	(83,812)
Impairment loss on sale of vessels	3	(2,760)	—	(16,070)	(14,239)
Gain on bond and debt extinguishment	5	6,464	—	6,464	1,715
Other expense, net	10, 13	(1,867)	(1,912)	(8,928)	(4,790)

Income/(loss) before equity in net earnings of affiliated companies		4,470	(28,635)	(52,068)	(115,897)

Equity in net (losses)/earnings of affiliated companies	8, 11, 13	(4,231)	901	(13,720)	2,208

Income/(loss) before taxes		$239	$(27,734)	$(65,788)	$(113,689)

Income tax benefit		380	69	1,324	562

Net income/(loss)		619	(27,665)	(64,464)	(113,127)

Less: Net income attributable to the noncontrolling interest		(2,435)	(667)	(3,501)	(1,182)

Net loss attributable to Navios Holdings common stockholders		$(1,816)	$(28,332)	$(67,965)	$(114,309)

Loss attributable to Navios Holdings common stockholders, basic and diluted	12	$(4,382)	$(30,272)	$(75,644)	$(121,049)

Basic and diluted loss per share attributable to Navios Holdings common stockholders		$(0.04)	$(0.26)	$(0.63)	$(1.04)

Weighted average number of shares, basic and diluted	12	119,423,135	117,535,234	119,423,025	116,260,640

See unaudited condensed notes to condensed consolidated financial statements.

B-F-3

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Nine Month Period Ended September 30, 2018	Nine Month Period Ended September 30, 2017
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss		$(64,464)	$(113,127)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash adjustments		120,891	113,672
(Increase)/decrease in operating assets		(13,742)	30,954
Increase in operating liabilities		3,095	12,103
Payments for drydock and special survey costs		(6,189)	(10,024)

Net cash provided by operating activities		39,591	33,578

INVESTING ACTIVITIES:
Acquisition of investments in affiliates	13	(6,278)	(7,638)
Acquisition of/additions to vessels	3	(10,647)	—
Deposits for vessels, port terminals and other fixed assets acquisition	3	(13,344)	(28,865)
Deposits for option to acquire vessels	7	(9,105)	—
Loans to affiliate companies	8	(2,250)	(4,461)
Proceeds from lease receivable		233	200
Proceeds from sale of assets		94,767	11,828
Purchase of property, equipment and other fixed assets	3	(5,885)	(7,700)
Dividends received from affiliates	13	4,379	3,649

Net cash provided by/(used in) investing activities		51,870	(32,987)

FINANCING ACTIVITIES:
Proceeds from transfer of rights to affiliate company	8, 13	—	4,050
Fees for repurchase of preferred stock	9	—	(485)
Repayment of long-term debt and payment of principal	5	(60,715)	(43,615)
Repurchase of senior notes	5	(28,796)	—
Proceeds from long-term loans, net of deferred finance fees	5	6,841	29,694
Payments of obligations under capital leases		—	(12,374)

Net cash used in financing activities		(82,670)	(22,730)

Increase/(decrease) in cash and cash equivalents and restricted cash		8,791	(22,139)

Cash and cash equivalents and restricted cash, beginning of period		134,190	141,377

Cash and cash equivalents and restricted cash, end of period	2	$142,981	$119,238

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$101,602	$88,158
Cash paid for income taxes		$485	$—
Non-cash investing and financing activities
Deposits for vessels, port terminals and other fixed assets	7	$(293)	$(872)
Accrued interest income on loan receivable from affiliate company		$(2,273)	$(1,936)
Accrued interest expense on loan payable to affiliate company		$—	$3,450
Accrued interest expense payable to affiliate company		$788	$566
Long-term payable to affiliate company		$—	$29,423
Revaluation of vessels due to termination of capital lease obligations		$—	$5,243
Transfers from deposits for vessels, port terminals and other fixed assets	3	$49,421	$137,357
Acquisition of vessels, port terminals and other fixed assets	3	$(190)	$(451)
Transfers to other long term-assets	3	$(26)	$—

See unaudited condensed notes to condensed consolidated financial statements.

B-F-4

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2016	49,504	$—	117,131,407	$12	$678,531	$(256)	$—	$678,287	$125,266	$803,553
Net loss	—	—	—	—	—	(114,309)	—	(114,309)	1,182	(113,127)
Tender Offer – Redemption of preferred stock (Note 9)	(766)	—	625,815	—	(716)	231	—	(485)	—	(485)
Conversion of convertible preferred stock to common stock (Note 9)	(2,436)	—	1,740,000	—	—	—	—	—	—	—
Conversion of undeclared preferred dividend to common stock (Note 9)	—	—	50,150	—	—	—	—	—	—	—
Stock-based compensation expenses	—	—	—	—	3,194	—	—	3,194	—	3,194

Balance September 30, 2017 (unaudited)	46,302	$—	119,547,372	$12	$681,009	$(114,334)	$—	$566,687	$126,448	$693,135

Balance December 31, 2017	46,302	$—	120,386,472	$12	$682,105	$(166,021)	$2	$516,098	$101,066	$617,164

Net loss	—	—	—	—	—	(67,967)	—	(67,967)	3,501	(64,466)
Cumulative-effect adjustment due to adoption of new standard (Note 13)	—	—	—	—	—	2	(2)	—	—	—
Stock-based compensation expenses (Note 9)	—	—	4,324,308	—	3,502	—	—	3,502	—	3,502
Cancellation of shares (Note 9)	—	—	(4,500)	—	—	—	—	—	—	—

Balance September 30, 2018 (unaudited)	46,302	$—	124,706,280	$12	$685,607	$(233,986)	$—	$451,633	$104,567	$556,200

See unaudited condensed notes to condensed consolidated financial statements.

B-F-5

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of September 30, 2018, Navios Holdings owned 63.8% of Navios Logistics.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of September 30, 2018, Navios Holdings owned a 20.2% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25,000 of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. As of September 30, 2018, Navios Acquisition has repurchased 8,055,074 shares of common stock.

Following these repurchases and as of September 30, 2018, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.3% and its economic interest was 48.6%.

Navios Midstream

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

As of September 30, 2018, Navios Holdings owned no direct equity interest in Navios Midstream.

B-F-6

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulk and seven container vessels.

Navios Containers

Navios Maritime Containers Inc. (“Navios Containers”) is a growth vehicle dedicated to the container sector of the maritime industry. On June 8, 2017, Navios Containers completed a private placement in which Navios Holdings invested $5,000. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. As of September 30, 2018, Navios Holdings owned 3.1% of Navios Containers’ common stock and warrants representing 1.7% of the equity of Navios Containers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated balance sheets, statements of comprehensive (loss)/income, statements of cash flows and statements of changes in equity for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ Annual Report for the year ended December 31, 2017 filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Change in accounting principles:

ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash

The Company historically presented changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statements of cash flows. During the first quarter of 2018, the Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash , which requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. The recognition and measurement guidance for restricted cash is not affected. The Company applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

B-F-7

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The effect of the retrospective application of this change in accounting principle on the Company’s consolidated statements of cash flows for the nine months ended September 30, 2017 resulted in a decrease of cash provided by operating activities in the amount of $2,836 and a decrease of cash used in financing activities in the amount of $2,491 with a corresponding decrease in cash and cash equivalents and restricted cash of $345.

The following table provides a reconciliation of cash and cash equivalents and restricted cash to amounts reported within the condensed consolidated balance sheets:

	September 30, 2018	December 31, 2017
Reconciliation of cash and cash equivalents and restricted cash:
Current assets:
Cash and cash equivalents	132,925	127,632
Restricted cash	10,056	6,558

Total cash and cash equivalents and restricted cash	$142,981	$134,190

ASC 606, Revenue from Contracts with Customers (“ASC 606”)

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers. The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering continue to be governed by ASC 840 Leases. Upon adoption of ASC 606, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice.

(b)

Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair

B-F-8

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of September 30, 2018 was 20.2%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of September 30, 2018 was 48.6%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of September 30, 2018 was 35.0%), (iv) Navios Europe I and its subsidiaries (economic interest as of September 30, 2018 was 47.5%); (v) Navios Europe II and its subsidiaries (economic interest as of September 30, 2018 was 47.5%); and (vi) Navios Containers and its subsidiaries (economic interest as of September 30, 2018 was 3.1%).

(c)	Revenue Recognition:

Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from transportation of cargo, time charter of vessels, port terminal operations, bareboat charters, contracts of affreightment/voyage contracts, demurrages and contracts covering dry or liquid port terminal operations.

Voyage revenues for the transportation of cargo were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and was deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence

B-F-9

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

upon the barge’s arrival at the loading port, as applicable under the contract, and was deemed to end upon the completion of discharge under the current voyage. The percentage of transit time was based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date was determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity was recognized ratably over the period of the contracts.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

Upon adoption of ASC 606, the Company will recognize revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The adoption of this standard had no material effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of comprehensive (loss)/income.

Revenues earned under contracts of affreightment (“COA”)/voyage contracts within the Dry Bulk Vessel Operations, amounted to $3,275 and $8,159 for the three month periods ended September 30, 2018 and 2017, respectively and $17,892 and $27,447 for the nine month periods ended September 30, 2018 and 2017, respectively. Revenues earned under contracts of affreightment (“COA”)/voyage contracts within the Logistics business, amounted to $10,655 and $11,232 for the three month periods ended September 30, 2018 and 2017, respectively and $30,207 and $34,683 for the nine month periods ended September 30, 2018 and 2017, respectively.

Revenues from time chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels in the Dry Bulk Vessel Operations amounted to $82,007 and $50,408 for the three month periods ended September 30, 2018 and 2017, respectively and $204,168 and $134,133 for the nine month periods ended September 30, 2018 and 2017, respectively. Revenues from time chartering and bareboat chartering of vessels and barges in the Logistics business amounted to $19,790 and $24,804 for the three month periods ended September 30, 2018 and 2017, respectively and $56,324 and $66,154 for the nine month periods ended September 30, 2018 and 2017, respectively.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized in the period in which the variability is resolved. The allocation of such net revenue may be subject to future adjustments by the pool, however, such changes are not expected to be material. Revenue for vessels operating in pooling

B-F-10

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

arrangements in the Dry Bulk Vessel Operations amounted to $0 and $1,087 for the three month period ended September 30, 2018 and 2017, respectively and $0 and $8,219 for the nine month periods ended September 30, 2018 and 2017, respectively.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) or the Baltic Dry Index over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement. Profit sharing results from the Dry Bulk Vessel Operations for the three month periods ended September 30, 2018 and 2017 amounted to $153 and $759, respectively and for the nine month periods ended September 30, 2018 and 2017 amounted to $(52) and $1,205, respectively.

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or the stockpiles for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel. Revenues from port terminal operations of the Logistics business amounted to $17,257 and $11,819 for the three month periods ended September 30, 2018 and 2017, respectively and $51,848 and $29,428 for the nine month periods ended September 30, 2018 and 2017, respectively. Revenues from storage fees (dry port) of the Logistics business amounted to $185 and $285 for the three month periods ended September 30, 2018 and 2017, respectively and $526 and $984 for the nine month periods ended September 30, 2018 and 2017, respectively. Dockage revenues from the Logistics business in the dry port terminal operations amounted to $697 and $1,728 for the three month periods ended September 30, 2018 and 2017, respectively and $2,227 and $3,582 for the nine month periods ended September 30, 2018 and 2017, respectively.

Revenues from liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues that consist of an agreed flat fee per cubic meter are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations that consist of a fixed rate over a specific period are recognized ratably over the storage period as the performance obligation is met evenly over time, ending when the product is loaded onto the trucks. Revenues from sale of products by the Logistics business amounted to $6,191 and $8,964 for the three month periods ended September 30, 2018 and 2017, respectively and $23,881 and $25,786 for the nine month periods ended September 30, 2018 and 2017, respectively. Revenues from liquid port terminal operations from the Logistics business amounted to $963 and $707 for the three month periods ended September 30, 2018 and 2017, respectively and $2,821 and $1,990 for the nine month periods ended September 30, 2018 and 2017, respectively.

Additionally, revenues consist of an agreed flat fee per cubic meter to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues are recognized upon completion of loading the trucks. Additionally, fees are charged for storage time in excess of

B-F-11

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

contractually specified terms. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the trucks.

Expenses related to our revenue-generating contracts are recognized as incurred.

Administrative fee revenue from affiliates: Administrative fee revenue from affiliates consists of fees earned on the provision of administrative services pursuant to administrative services agreements with our affiliates (Refer to Note 8). Administrative services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other general and administrative services. These revenues are recognized as the services are provided to affiliates.

The general and administrative expenses incurred on behalf of affiliates are determined based on a combination of actual expenses incurred on behalf of the affiliates as well as a reasonable allocation of expenses that are not affiliate specific but incurred on behalf of all affiliates.

Forward Freight Agreements (“FFAs”): Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, FFAs are “marked-to-market” quarterly to determine the fair values which generate unrealized gains or losses. The Company has not entered into FFA trades for any of the periods presented.

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

(d) Recent Accounting Pronouncements:

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-14, “Compensation-Retirement Benefits-Defined Benefit Plans (Topic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans”. This update modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 is effective for public business entities that are SEC filers beginning in the first quarter of fiscal year 2021, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently

B-F-12

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets (right of use asset) and liabilities (lease liabilities) on the balance sheet for both types of leases, capital (or finance) leases and operating leases, with terms greater than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606.

In July 2018, FASB issued ASU 2018-10, Codification Improvements to Topic 842 Leases (“ASU 2018-10”). The amendments in ASU 2018-10 affect narrow aspects of the guidance issued in the amendments in ASU 2016-02. The amendments in this update affect the amendments in Update 2016-02, which are not yet effective but for which early adoption upon issuance is permitted. For entities that early adopted Topic 842, the amendments are effective upon issuance of this update, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842.

B-F-13

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In addition, in July 2018, FASB issued ASU 2018-11, Targeted Improvements to Topic 842 Leases (“ASU 2018-11). The improvements in ASU 2018-11 provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes.

ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of practical expedients. The Company intends to apply the alternative transition method for adoption as described above. Based on a preliminary assessment, the Company expects the adoption of this guidance to have a material impact on its assets and liabilities due to its charter-in contracts and the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets although adoption is not expected to significantly change the recognition, measurement or presentation of lease expenses within the statements of comprehensive (loss)/income or cash flows.

With regards to the Company’s charter-out contracts, the Company is not expecting that the adoption will have a material effect on its consolidated financial statements since the Company is a lessor for these charter-out contracts and the changes are fairly minor. The Company expects to elect the use of practical expedient available to lessors which allows good and services embedded in the charter-out contract that qualify as non-lease components to be combined under a single lease component presentation.

The Company is continuing its assessment of other miscellaneous leases where the Company is the lessee and the lease terms are greater than 12 months, and may identify additional impacts this guidance will have on its consolidated financial statements and disclosures.

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, Port Terminals and Other Fixed Assets, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$2,553,047	$(743,822)	$1,809,225
Additions	6,493	(71,062)	(64,569)
Impairment losses	(59,003)	43,999	(15,004)
Vessel disposals	(94,767)	—	(94,767)
Other disposals	(156)	137	(19)
Write offs	(55)	21	(34)
Vessel acquisition	10,255	(53)	10,202
Transfers from deposits for vessels, port terminal and other fixed assets, net	49,421	—	49,421
Transfers to other long term-assets	(26)	—	(26)

Balance September 30, 2018	$2,465,209	$(770,780)	$1,694,429

B-F-14

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Deposits for Vessels, Port Terminal and Other Fixed Assets Acquisitions

In August 2018, Navios Holdings exercised the option to acquire the Navios Primavera, a 2007-built, 53,464 dwt chartered-in vessel. Upon signing of the contract, Navios Holdings paid an amount of $1,063.

During the third quarter of 2018, a river and estuary tanker was delivered to Navios Logistics. As of September 30, 2018, a total of $17,389 was transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated balance sheets of which capitalized interest amounted to $628. As of December 31, 2017, Navios Logistics had paid $6,141 for the construction of the river and estuary tanker (including supervision cost).

During the first quarter of 2018, three new pushboats were delivered to Navios Logistics. As of September 30, 2018, a total of $32,032 was transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated balance sheets of which capitalized interest amounted to $3,874. As of December 31, 2017, Navios Logistics had paid $30,708 for the construction of the three new pushboats.

Impairment losses

In August 2018, Navios Holdings completed the sale to its affiliate, Navios Partners, of the Navios Mars, a 2016-built, 181,259 dwt vessel, and of the Navios Sphera, a 2016-built, 84,872 dwt vessel, for a total sale price of $79,000. The loss due to the sale amounted to $2,759 and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss on sale of vessels”.

In July 2018, Navios Holdings completed the sale to an unrelated third party of the Navios Achilles, a 2001-built, 52,063 dwt vessel, for a total net sale price of $8,085 paid in cash. As of September 30, 2018, Navios Holdings total impairment loss recognized due to the sale amounted to $6,595 (including $584 remaining carrying balance of dry dock and special survey costs).

In March 2018, Navios Holdings completed the sale to an unrelated third party of the Navios Herakles, a 2001-built, 52,061 dwt vessel, for a total net sale price of $7,682 paid in cash. The impairment loss due to the sale amounted to $6,715 (including $481 remaining carrying balance of dry dock and special survey costs).

Vessel acquisitions

In February 2018, Navios Holdings acquired from an unrelated third party, a previously chartered-in vessel, Navios Equator Prosper, a 2000-built, 171,191 dwt vessel, for a total acquisition cost of $10,255 which was paid in cash.

Navios Logistics

On September 4, 2017, Navios Logistics signed an agreement for the construction of covers for dry barges for total consideration of $1,115. As of September 30, 2018, Navios Logistics has paid the whole amount (as of December 31, 2017, Navios Logistics had paid $629).

In February 2017, two fully depreciated self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option, at no cost, at the end of the lease period.

B-F-15

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets	September 30, 2018	December 31, 2017
Acquisition cost (*)	$190,212	$200,610
Accumulated amortization	(77,924)	(73,790)
Write offs	—	(10,398)

Total Intangible assets net book value	$112,288	$116,422

(*)	As of both September 30, 2018 and December 31, 2017, intangible assets associated with the favorable lease terms included an amount of $1,150 related to purchase options for the vessels.

Amortization expense for the three month periods ended September 30, 2018 and 2017 amounted to $1,400 and $1,775, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $4,134 and $5,220, respectively.

The remaining aggregate amortization of acquired intangibles as of September 30, 2018 will be as follows:

Period
Year One	$5,581
Year Two	5,588
Year Three	5,581
Year Four	5,581
Year Five	5,581
Thereafter	83,226

Total	$111,138

NOTE 5: BORROWINGS

Borrowings, as of September 30, 2018 and December 31, 2017, consisted of the following:

Facility	September 30, 2018	December 31, 2017
Secured credit facilities	$167,393	$219,856
2022 Senior Secured Notes	305,000	305,000
2022 Notes	614,339	650,000
2022 Logistics Senior Notes	375,000	375,000
Navios Logistics other long-term loans and notes payable	166,853	167,912

Total borrowings	1,628,585	1,717,768

Less: current portion, net	(32,851)	(33,885)
Less: deferred finance costs, net	(29,254)	(35,280)

Total long-term borrowings	$1,566,480	$1,648,603

B-F-16

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Secured Credit Facilities

As of September 30, 2018, the Company had secured credit facilities with various banks with a total outstanding balance of $167,393. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 2.75% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from March 2020 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 115% to 135%, (ii) minimum liquidity up to a maximum of $30,000, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been amended for a specific period of time up to a maximum of one quarter (from the current balance sheet date) to increase the covenant levels for the applicable net total debt divided by total assets maintenance covenants, as defined in each senior secured credit facility, to a maximum of 85% to 90%.

As of September 30, 2018, the Company was in compliance with all of the covenants under each of its credit facilities.

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305,000 of 11.25% Senior Notes due 2022 (the “2022 Senior Secured Notes”), at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Partners L.P., Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct

B-F-17

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios South American Logistics Inc. and its subsidiaries. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes. The net proceeds of the offering were used to complete a cash tender offer for the Company’s outstanding 8.125% Senior Notes due 2019 described below (the “2019 Notes”) and to redeem notes not purchased in the tender offer, including the payment of related fees and expenses and any redemption premium.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time on or after November 21, 2017 at a fixed price of 108.438%, which price declines ratably until it reaches par in January 2019.

Upon occurrence of certain change of control events, the holders of the 2022 Senior Secured Notes may require the Co-Issuers to repurchase some or all of the 2022 Senior Secured Notes at 101% of their face amount. The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers were in compliance with the covenants as of September 30, 2018. The indenture governing the 2022 Senior Secured Notes includes customary events of default.

2019 Notes

On January 28, 2011, the Co-Issuers completed the sale of $350,000 of 2019 Notes. During July, August and October 2016, the Company repurchased $58,906 of its 2019 Notes for a cash consideration of $30,671 resulting in a gain on bond extinguishment of $27,670, net of deferred fees written-off. On November 21, 2017, Co-Issuers completed the sale of the 2022 Senior Secured Notes. The net proceeds of the offering of the 2022 Senior Secured Notes have been used to repay, in full, the outstanding amount of the 2019 Notes.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During September 2018, the Company repurchased $35,661 of its 2022 Notes for a cash consideration of $28,796 resulting in a gain on bond extinguishment of $6,464, net of deferred fees written-off.

The 2022 Notes are senior obligations of the Co-Issuers and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The Company has released certain subsidiaries and vessels as guarantors and mortgaged vessels and added others from time to time as permitted under the indenture governing the 2022 Notes. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2022 Senior Secured Notes. The guarantees of the

B-F-18

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The 2022 Co-Issuers were in compliance with the covenants as of September 30, 2018.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Logistics Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. Upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes includes customary events of default.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from

B-F-19

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of September 30, 2018.

Navios Logistics

As of September 30, 2018, Navios Logistics had long-term loans and notes payable with a total outstanding balance of $166,853. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.15% to 4.75% per annum. The facilities are repayable in installments and have maturities ranging from August 2020 to November 2024. See also maturity table included below.

Navios Acquisition Loan

On November 3, 2017, the Company prepaid in full the outstanding amount of $55,132 under its secured loan facility of up to $70,000 with Navios Acquisition entered into in September 2016. The prepayment amount consisted of the $50,000 drawn under the facility and $5,132 of accrued interest. Please see also Note 8.

During the nine month period ended September 30, 2018, the Company, in relation to its secured credit facilities, paid $60,716, of which $28,947 related to scheduled repayment installments and $31,769 related to prepayment of outstanding indebtedness of one Capesize and one Panamax vessel originally maturing in the first quarter of 2021.

The annualized weighted average interest rates of the Company’s total borrowings were 7.82% and 7.19% for the three month periods ended September 30, 2018 and 2017, respectively, and 7.75% and 6.96% for the nine month periods ended September 30, 2018 and 2017, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of September 30, 2018, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period
September 30, 2019	$34,840
September 30, 2020	73,216
September 30, 2021	56,817
September 30, 2022	1,426,583
September 30, 2023	33,042
September 30, 2024 and thereafter	4,087

Total	$1,628,585

B-F-20

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Loan receivable from affiliate companies: The carrying amount of the floating rate loan approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected directly in the consolidated statements of comprehensive (loss)/income at each reporting period.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. The 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes and two Navios Logistics’ loans are fixed rate borrowings and their fair value was determined based on quoted market prices.

Long-term payable to affiliate companies: The carrying amount of the long-term payable approximates its fair value.

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2018		December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$132,925	$132,925	$127,632	$127,632
Restricted cash	$10,056	$10,056	$6,558	$6,558
Loan receivable from affiliate companies	$34,635	$34,635	$30,112	$30,112
Investments in available-for-sale-securities	$227	$227	$238	$238
Senior and ship mortgage notes, net	$(1,270,726)	$(1,112,673)	$(1,301,999)	$(1,181,838)
Long-term debt, including current portion	$(328,605)	$(335,301)	$(380,489)	$(389,332)
Long term payable to affiliate companies	$(86,005)	$(86,005)	$(76,872)	$(76,872)

B-F-21

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following table sets forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of September 30, 2018
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$227	$227	$—	$—

Total	$227	$227	$—	$—

	Fair Value Measurements as of December 31, 2017
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$238	$238	$—	$—

Total	$238	$238	$—	$—

The Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2017
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$16,500	$—	$16,500	$—

Total	$16,500	$—	$16,500	$—

The Company recorded an impairment loss of $32,930 during the year ended December 31, 2017 for one of its vessels, thus reducing vessel’s net book value to $16,500, as at December 31, 2017.

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

B-F-22

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Level III: Inputs that are unobservable.

	Fair Value Measurements at September 30, 2018
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$132,925	$132,925	$—	$—
Restricted cash	$10,056	$10,056	$—	$—
Loan receivable from affiliate companies(2)	$34,635	$—	$34,635	$—
Senior and ship mortgage notes	$(1,112,673)	$(1,112,673)	$—	$—
Long-term debt, including current portion(1)	$(335,301)	$—	$(335,301)	$—
Long-term payable to affiliate companies(2)	$(86,005)	$—	$(86,005)	$—

	Fair Value Measurements at December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$127,632	$127,632	$—	$—
Restricted cash	$6,558	$6,558	$—	$—
Loan receivable from affiliate companies(2)	$30,112	$—	$30,112	$—
Senior and ship mortgage notes	$(1,181,838)	$(1,181,838)	$—	$—
Long-term debt, including current portion(1)	$(389,332)	$—	$(389,332)	$—
Long-term payable to affiliate companies(2)	$(76,872)	$—	$(76,872)	$—

(1)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s loan receivable from/ payable to affiliate companies and long-term receivable from/payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 7: COMMITMENTS AND CONTINGENCIES

As of September 30, 2018, the Company was contingently liable for letters of guarantee and letters of credit amounting to $600 (December 31, 2017: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which are included as a component of restricted cash.

In December 2017, the Company agreed to charter-in, under a ten year bareboat contract, from an unrelated third party a newbuilding bulk carrier vessel of about 82,000 dwt, expected to be delivered in the first quarter of 2020. The Company has agreed to pay in total $5,410 representing a deposit for the option to acquire the vessel, of which $2,705 was paid during the year ended December 31, 2017. As of September 30, 2018, the total amount of $2,896, including expenses and interest, is presented under the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party two newbuilding bulk carriers of about 82,000 dwt per vessel, expected to be delivered in the third and fourth quarter of 2019 respectively. Navios Holdings has agreed to pay in total $11,140, representing a deposit for the option to acquire these vessels, of which $5,570 was paid during the period ended September 30, 2018. As of September 30, 2018, the total amount of $5,989, including expenses and interest, is presented under the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party one newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the fourth

B-F-23

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

quarter of 2019. Navios Holdings has agreed to pay in total $5,590, representing a deposit for the option to acquire this vessel, of which $2,795 was paid during the period ended September 30, 2018. As of September 30, 2018, the total amount of $2,945, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Logistics issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2019.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Navios Logistics had a dispute with Vale International S.A. (“Vale”) regarding the termination date of a COA contract, which was under arbitration proceedings in New York. Related to this arbitration, Navios Logistics issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets as of December 31, 2016. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale was ordered to pay Navios Logistics $21,500, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. An amount of $1,157 was recorded in the consolidated statements of operations under “Other income, net” as part of this compensation during the first quarter of 2017. The full amount was received in March 2017, and the collateralized cash amount of $2,900, was released.

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay. The incident is not expected to have a material effect in Navios Logistics consolidated financial statements as Navios Logistics maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations).

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through 2030.

B-F-24

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of September 30, 2018, the Company’s future minimum commitments, net of commissions under chartered-in vessels were as follows:

	Charter-in Vessels, barges and pushboats in operation	Charter-in vessels to be delivered
September 30, 2019	$116,882	$6,674
September 30, 2020	104,591	15,226
September 30, 2021	76,120	17,080
September 30, 2022	48,112	16,883
September 30, 2023	37,640	16,463
September 30, 2024 and thereafter	50,350	49,683

Total	$433,695	$122,009

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €939 (approximately $1,121) pursuant to one lease agreement that continues to be effective until either party terminates the agreement and other lease agreements that expire through 2030. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for each of the three and nine month periods ended September 30, 2018 and 2017 were $0. Included in the trade accounts payable at both September 30, 2018 and December 31, 2017 was an amount due to Acropolis of $76.

Vessels charter hire: From 2012, Navios Holdings has entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In 2015, the Company entered into various charters with Navios Partners for the Navios Gemini, Navios Hyperion, Navios Soleil, Navios Harmony, Navios Orbiter, Navios Fantastiks, Navios Alegria, Navios Pollux and Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7.6, $12.0, $12.0, $12.0, $12.0, $12.5, $12.0, $11.4 and $12.0, respectively plus 50/50 profit sharing based on actual earnings at the end of the period.

In November 2016 the Company entered into a charter with Navios Partners for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter was approximately three months from November 2016, at a net daily rate of $11.5.

Total charter hire expense for all vessels for each of the three month periods ended September 30, 2018 and 2017 was $0, and for the nine month periods ended September 30, 2018 and 2017 was $0 and $651, respectively, and were included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

B-F-25

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014, and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of TEU 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.1 daily rate per Ultra-Handymax vessel; (ii) $4.2 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.2 daily rate per Ultra-Handymax vessel; (ii) $4.3 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence.

Total management fees for the three month periods ended September 30, 2018 and 2017 amounted to $17,220 and $16,270, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $51,292 and $44,936, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and reduced the daily rate to $9.5 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.35 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2018. In May 2018, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.5 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2020. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Total management fees for the three month periods ended September 30, 2018 and 2017 amounted to $23,340 and $23,938, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $69,652 and $71,035, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total

B-F-26

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

management fees for the three month periods ended September 30, 2018 and 2017 amounted to $5,942 and $5,227, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $16,318 and $15,820, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for each of the three month periods ended September 30, 2018 and 2017 amounted to $5,244, and for the nine month periods ended September 30, 2018 and 2017 amounted to $15,495 and $15,561, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for each of the three month periods ended September 30, 2018 and 2017 amounted to $5,556 and $5,058, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $16,357 and $16,244, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017, in April 2018 and in June 2018, Navios Holdings, provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6.1 per day for up to 5,500 TEU container vessels, $6.7 per day for above 5,500 TEU and up to 8,000 TEU container vessels and $7.4 per day for above 8,000 TEU and up to 10,000 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the three month periods ended September 30, 2018 and 2017 amounted to $14,490 and $6,576, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $38,578 and $7,491, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. Navios Partners has submitted one claim under this agreement to the Company. As at both September 30, 2018 and December 31, 2017, the fair value of the claim was estimated at $20,000 and was included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. The final settlement of the amount due will take place at any time but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statements of comprehensive (loss)/income.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed

B-F-27

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2022, pursuant to its existing terms. Total general and administrative fees for the three month periods ended September 30, 2018 and 2017 amounted to $2,357 and $2,176, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $6,938 and $6,042, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2018 and 2017 amounted to $2,188 and $2,250, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $6,623 and $6,750, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for each of the three month periods ended September 30, 2018 and 2017 amounted to $250, and for each of the nine month periods ended September 30, 2018 and 2017 amounted to $750. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2018 and 2017 amounted to $335 and $299, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $995 and $887, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for each of the three month periods ended September 30, 2018 and 2017 amounted to $375, and for the nine month periods ended September 30, 2018 and 2017 amounted to $1,119 and $1,125, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2018 and 2017 amounted to $514 and $445, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $1,526 and $1,321, respectively.

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. Total general and administrative fees attributable to this agreement for the three month

B-F-28

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

periods ended September 30, 2018 and 2017, amounted to $1,587 and $738, respectively, and for the nine month periods ended September 30, 2018 and 2017 amounted to $4,287 and $817, respectively.

Administrative services under these agreements include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, investor relations and other services.

Balance due to/from affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of September 30, 2018 amounted to $8,694 (December 31, 2017: $8,315), and the Long-term payable to Navios Partners amounted to $31,555 (December 31, 2017: $14,891). Balance due from Navios Acquisition as of September 30, 2018 amounted to $538 (December 31, 2017: $2,800 due to Navios Acquisition), and the Long-term payable to Navios Acquisition amounted to $9,273 (December 31, 2017: $15,236). Balance due to Navios Midstream as of September 30, 2018 amounted to $2,264 (December 31, 2017: $990), and the Long-term payable to Navios Midstream amounted to $2,565 (December 31, 2017: $4,554). Balance due to Navios Containers as of September 30, 2018 amounted to $4,875 (December 31, 2017: $3,334), and the Long-term payable to Navios Containers amounted to $7,551 (December 31, 2017: $7,965).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs,

B-F-29

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Partners and Navios Midstream, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of September 30, 2018, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of September 30, 2018 and December 31, 2017, the unamortized deferred gain for all vessels and rights sold totaled $8,536 and $9,955, respectively. For each of the three month periods ended September 30, 2018 and 2017, Navios Holdings recognized $473 of the deferred gain in “Equity in net (losses)/earnings of affiliated companies” and for each of the nine months ended September 30, 2018 and 2017, Navios Holdings recognized $1,419 of the deferred gain in “Equity in net (losses)/earnings of affiliated companies”.

Participation in offerings of affiliates: Refer to Note 13 for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017, March 31, 2017, January 11, 2018 and February 21, 2018 for the purchase up to a total of 1,717,318 general partnership interests.

The Navios Acquisition Credit Facility: On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70,000 with Navios Acquisition. This credit facility was secured by all of the Company’s’

B-F-30

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $700. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount under this credit facility with Navios Acquisition and all collateral was released.

Balance due from Navios Europe I: Balance due from Navios Europe I as of September 30, 2018 amounted to $17,050 (December 31, 2017: $7,176) which included the net current receivable amount of $13,088 (December 31, 2017: $4,002) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I (as defined in Note 13) and other expenses and the non-current amount receivable of $3,962 (December 31, 2017: $3,174) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of September 30, 2018, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I is $11,125 (December 31, 2017: $11,125), under the caption “Loan receivable from affiliate companies”. As of September 30, 2018, the amount undrawn under the Revolving Loans I was $0.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21,384 for a total consideration of $33,473, comprised of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33,473, including a premium of $12,089 which will be amortized through “Interest expense and finance cost, net” over the term of the loans until 2023, and is included within “Long-term payable to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. See also Note 13. As of September 30, 2018, the long-term payable to Navios Partners amounted to $35,061, including the unamortized premium of $8,854.

Balance due from Navios Europe II: Balance due from Navios Europe II as of September 30, 2018, amounted to $2,423 (December 31, 2017: $2,440), which included the net current payable amount of $2,813 (December 31, 2017: $1,310), mainly consisting of management fees and net of accrued interest income earned under the Navios Revolving Loans II (as defined in Note 13) and other expenses and the non-current amount receivable of $5,236 (December 31, 2017: $3,750) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 13).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of September 30, 2018, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $14,313 (December 31, 2017: $12,063), under the caption “Loan receivable from

B-F-31

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

affiliate companies.” In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14,000. As of September 30, 2018, the amount undrawn from the Navios Revolving Loans II was $9,753, of which Navios Holdings may be required to fund an amount ranging from $0 to $9,753.

NOTE 9: PREFERRED AND COMMON STOCK

Vested, Surrendered and Forfeited

During the nine month period ended September 30, 2018, 3,333 restricted stock units issued to the Company’s employees in 2016 vested.

During the nine month period ended September 30, 2017, 0 restricted stock units issued to the Company’s employees vested.

During the nine month period ended September 30, 2018, 4,500 restricted shares of common stock were forfeited upon termination of employment.

During the nine month period ended September 30, 2017, 0 restricted shares of common stock were forfeited upon termination of employment.

Conversion of Preferred Stock

During the nine month period ended September 30, 2017, 2,436 shares of convertible preferred stock were converted into 1,740,000 shares of common stock. The shares of convertible preferred stock were converted pursuant to their original terms, which provided the option to the holders of these shares to convert all or any such then-outstanding shares of preferred stock into a number of fully paid and non-assessable shares of common stock determined by dividing the amount of the liquidation preference ($10,000 per share) by a conversion price equal to $14.00 per share of common stock. Following this conversion, the Company cancelled the undeclared preferred dividend of the converted shares of $702. The cancelled undeclared dividend was converted to 50,150 shares of common stock with a fair value of $84 at the date of issuance (See also note 12).

Issuance of Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G and the 4,800,000 American Depositary Shares, Series H are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G and Series H, with a liquidation preference of $2,500 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. The Company has accounted for these shares as equity.

Series G and Series H American Depositary Shares Exchange Offer

On April 19, 2017, Navios Holdings announced the completion of the offer commenced on March 21, 2017, to exchange newly issued shares of the Company’s common stock for any and all outstanding American Depositary Shares, each representing 1/100th of a share of either Series G or Series H. 360 Series G and 406 Series H shares were validly tendered, representing an aggregate nominal value of approximately $1,914 ($1,843 net of fees). Navios Holdings paid for tender offer expenses $485, and issued a total of 625,815 shares of common stock with a fair value of $1,127. Following the completion of the offer, the Company cancelled the undeclared preferred dividend of Series G and Series H of $270.

B-F-32

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of September 30, 2018 were $27,372.

On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result, the respective dividend rate increased by 0.25%.

Issuances to Employees, Officers and Directors

On December 11, 2017, pursuant to the stock plan approved by the Board of Directors, 4,320,975 shares of common stock were granted to Navios Holdings employees, officers and directors and issued on January 16, 2018.

Navios Holdings had outstanding as of September 30, 2018 and December 31, 2017, 124,706,280 and 120,386,472 shares of common stock, respectively, 14,191 Series G, 28,612 Series H and 3,499 shares of convertible preferred stock for both periods.

NOTE 10: OTHER EXPENSE, NET

In February 2017, two self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total of $1,109 to be paid in cash. Sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period. Gain on sale of assets of $1,030 was included in the statement of comprehensive (loss)/income within the caption of “Other (expense)/income, net”.

During the nine month period ended September 30, 2018 and 2017, taxes other-than income taxes of Navios Logistics amounted to $5,117 and $6,885, respectively, and were included in the statements of comprehensive (loss)/income within the caption “Other (expense)/income, net”.

NOTE 11: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Dry Bulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry Bulk Vessel Operations consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and pushboats as well as upriver transport facilities in the Hidrovia region.

B-F-33

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company measures segment performance based on net income or loss attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations		Logistics Business		Total
	Three Month Period Ended September 30, 2018	Three Month Period Ended September 30, 2017	Three Month Period Ended September 30, 2018	Three Month Period Ended September 30, 2017	Three Month Period Ended September 30, 2018	Three Month Period Ended September 30, 2017
Revenue	$85,533	$60,976	$55,920	$59,579	$141,453	$120,555
Administrative fee revenue from affiliates	7,357	6,284	—	—	7,357	6,284
Interest expense and finance cost, net	(22,778)	(21,379)	(9,956)	(7,446)	(32,734)	(28,825)
Depreciation and amortization	(17,389)	(19,023)	(7,255)	(7,156)	(24,644)	(26,179)
Equity in net (losses)/earnings of affiliated companies	(4,231)	901	—	—	(4,231)	901
Net (loss)/income attributable to Navios Holdings common stockholders	(6,111)	(29,509)	4,295	1,177	(1,816)	(28,332)
Total assets	1,806,177	1,996,951	682,680	663,656	2,488,857	2,660,607
Goodwill	56,240	56,240	104,096	104,096	160,336	160,336
Capital expenditures	(1,301)	(161)	(10,083)	(7,234)	(11,384)	(7,395)
Investments in affiliates	166,888	185,548	—	—	166,888	185,548
Cash and cash equivalents	50,378	46,155	82,547	68,043	132,925	114,198
Restricted cash	10,056	5,040	—	—	10,056	5,040
Long-term debt (including current and non-current portion)	$1,066,080	$1,204,234	$533,251	$438,981	$1,599,331	$1,643,215

B-F-34

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations		Logistics Business		Total
	Nine Month Period Ended September 30, 2018	Nine Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2018	Nine Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2018	Nine Month Period Ended September 30, 2017
Revenue	$222,135	$171,758	$168,251	$162,761	$390,386	$334,519
Administrative fee revenue from affiliates	21,488	16,942	—	—	21,488	16,942
Interest expense and finance cost, net	(68,599)	(64,290)	(29,198)	(19,522)	(97,797)	(83,812)
Depreciation and amortization	(53,612)	(58,269)	(21,635)	(19,624)	(75,247)	(77,893)
Equity in net (losses)/earnings of affiliated companies	(13,720)	2,208	—	—	(13,720)	2,208
Net (loss)/income attributable to Navios Holdings common stockholders	(74,141)	(116,394)	6,176	2,085	(67,965)	(114,309)
Total assets	1,806,177	1,996,951	682,680	663,656	2,488,857	2,660,607
Goodwill	56,240	56,240	104,096	104,096	160,336	160,336
Capital expenditures	(13,747)	(261)	(16,129)	(36,304)	(29,876)	(36,565)
Investments in affiliates	166,888	185,548	—	—	166,888	185,548
Cash and cash equivalents	50,378	46,155	82,547	68,043	132,925	114,198
Restricted cash	10,056	5,040	—	—	10,056	5,040
Long-term debt (including current and non-current portion)	$1,066,080	$1,204,234	$533,251	$438,981	$1,599,331	$1,643,215

NOTE 12: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding during the periods presented. Net (loss)/income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net (loss)/ income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled.

For the three month period ended September 30, 2018, 7,012,813 potential common shares and 3,499,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

B-F-35

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

For the three month period ended September 30, 2017, 5,035,167 potential common shares and 3,499,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the nine month period ended September 30, 2018, 6,761,637 potential common shares and 3,499,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the nine month period ended September 30, 2017, 5,307,928 potential common shares and 4,926,692 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

	Three Month Period Ended September 30, 2018	Three Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2018	Nine Month Period Ended September 30, 2017
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(1,816)	$(28,332)	$(67,965)	$(114,309)
Less:
Declared and undeclared dividend on preferred stock and on unvested restricted shares	(2,566)	(2,555)	(7,679)	(7,859)
Plus:
Tender Offer – Redemption of preferred stock Series G and Series H including $702 and $972 of undeclared preferred dividend cancelled for the three and nine months of 2017, respectively	—	615	—	1,119

Loss attributable to Navios Holdings common stockholders, basic and diluted	$(4,382)	$(30,272)	$(75,644)	$(121,049)

Denominator:
Denominator for basic and diluted net loss per share attributable to Navios Holdings common stockholders — weighted average shares	119,423,135	117,535,234	119,423,025	116,260,640

Basic and diluted net losses per share attributable to Navios Holdings common stockholders	$(0.04)	$(0.26)	$(0.63)	$(1.04)

B-F-36

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: INVESTMENT IN AFFILIATES AND AVAILABLE-FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

On March 17, 2017, Navios Holdings transferred to Navios Partners its participation in the Navios Revolving Loans I and the Navios Term Loans I, both as defined herein, and relating to Navios Europe I. Concurrently, Navios Holdings acquired 266,876 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $468. See also Note 8.

On March 20, 2017, Navios Partners announced that it has closed an offering of 47,795,000 common units. Navios Holdings acquired 975,408 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $2,048.

During the first quarter of 2017, Navios Partners also issued 2,040,000 of common units to certain Navios Partners’ directors and/or officers, and 1,200,442 common units pursuant to Navios Partners’ Continuous Offering Program Sales Agreement. Concurrently, Navios Holdings acquired 66,131 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $110.

During the first quarter of 2018, Navios Partners also issued 1,370,044 of common units to Navios Partners’ directors and/or officers. Concurrently, Navios Holdings acquired 27,960 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $64.

On February 21, 2018, Navios Partners closed an offering of 18,422,000 common units which includes the sale of $5,000 of common units to Navios Holdings. In addition, Navios Holdings paid $714 to retain its 2.0% general partnership interest.

As of September 30, 2018, Navios Holdings held a total of 31,053,233 common units and 3,420,203 general partners units, representing a 20.2% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

As of September 30, 2018 and December 31, 2017, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $81,777 and $98,608, respectively and is amortized through “Equity in net (losses)/earnings of affiliated companies” over the remaining life of Navios Partners’ tangible and intangible assets.

Total equity method income and amortization of deferred gain of $4,915 and $3,360 were recognized in “Equity in net (losses)/earnings of affiliated companies” for the three month periods ended September 30, 2018 and 2017, respectively and total equity method income and amortization of deferred gain of $14,363 and $6,670 were recognized for the nine month periods ended September 30, 2018 and 2017, respectively.

As of September 30, 2018 and December 31, 2017, the carrying amount of the investment in Navios Partners was $84,116 and $66,773, respectively.

B-F-37

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Dividends received during each of the three month periods ended September 30, 2018 and 2017 were $690 and $0 respectively, and for each of the nine month periods ended September 30, 2018 and 2017 were $1,379 and $0, respectively.

As of September 30, 2018, the market value of the investment in Navios Partners was $60,329.

Acropolis

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of September 30, 2018 and December 31, 2017, the carrying amount of the investment was $123 and $228, respectively. During each of the three month periods ended September 30, 2018 and 2017, the Company received dividends of $0, and during the nine month periods ended September 30, 2018 and 2017, the Company received dividends of $170 and $55, respectively.

Navios Acquisition

As of September 30, 2018 and December 31, 2017, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $114,741 and $113,597, respectively and is amortized through “Equity in net (losses)/earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

Total equity method loss of $9,856 and $2,744 were recognized in “Equity in net (losses)/earnings of affiliated companies” for the three month periods ended September 30, 2018 and 2017, respectively, and total equity method loss of $30,048 and $5,319 was recognized for the nine month periods ended September 30, 2018 and 2017, respectively.

As of September 30, 2018 and December 31, 2017, the carrying amount of the investment in Navios Acquisition was $65,164 and $99,590, respectively.

Dividends received for each of the three month periods ended September 30, 2018 and 2017 were $1,460 and $3,649, respectively, and for each of the nine month periods ended September 30, 2018 and 2017 were $4,379 and $10,947, respectively.

As of September 30, 2018, the market value of the investment in Navios Acquisition was $37,233.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I.

B-F-38

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I) according to a defined waterfall calculation.

Navios Holdings evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that it is not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

Navios Holdings further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The initial amount provided for in Navios Europe I of $4,750 at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity in net (losses)/earnings of affiliated companies” over the remaining life of Navios Europe I. As of September 30, 2018 and December 31, 2017, the unamortized basis difference of Navios Europe I was $3,526, and $4,034, respectively.

As of September 30, 2018 and December 31, 2017, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $26,207 and $23,838, respectively, which represents the Company’s carrying value of its investment and balance of Navios Term Loans I of $8,712 and $7,924, respectively, including accrued interest, plus the Company’s balance of the Navios Revolving Loans I of $17,496 and $15,914, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

Loss of $0 and $5 was recognized in “Equity in net (losses)/earnings of affiliated companies” for the three month periods ended September 30, 2018 and 2017, respectively, and income of $0 and $153 was recognized for the nine month periods ended September 30, 2018 and 2017, respectively.

As of September 30, 2018 and December 31, 2017, the carrying amount of the investment in Navios Europe I and balance of Navios Term Loans I was $4,750 for both periods.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II. In March 2017, the amount of the Navios Revolving Loans II increased by $14,000.

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

B-F-39

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Holdings further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

The initial amount provided for in Navios Europe II of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net (losses)/earnings of affiliated companies” over the remaining life of Navios Europe II. As of September 30, 2018 and December 31, 2017, the unamortized basis difference of Navios Europe II was $6,305 and $7,011, respectively.

As of September 30, 2018 and December 31, 2017, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $26,198 and $22,463, respectively, which represents the Company’s carrying value of its investment and balance of Navios Term Loans II of $11,886 and $10,400, respectively, plus the Company’s balance of the Navios Revolving Loans II of $14,313 and $12,063, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

Income of $523 and $244 was recognized in “Equity in net (losses)/earnings of affiliated companies” for the three month period ended September 30, 2018 and 2017, respectively, and income of $1,485 and $445 was recognized for the nine month periods ended September 30, 2018 and 2017, respectively.

As of September 30, 2018 and December 31, 2017, the carrying amount of the investment in Navios Europe II and balance of Navios Term Loans II was $6,650 for both periods.

Navios Containers

On June 8, 2017, Navios Containers closed a private placement of 10,057,645 shares of its common stock at a subscription price of $5.00 per share resulting in gross proceeds of $50,288. Navios Holdings invested $5,000, and Navios Partners invested $30,000 in Navios Containers. Each of Navios Holdings and Navios Partners also received warrants for the purchase of an additional 1.7% and 6.8%, respectively, of the equity of Navios Containers. The warrants can be exercised for shares of common stock of Navios Containers at the holder’s option at an exercise price of $5.00 per share. The warrants have a five year-term, which may be reduced to an earlier expiration date in the event of conversion of Navios Containers into a limited partnership.

On March 13, 2018, Navios Containers closed an additional private placement in which Navios Holdings invested $500.

As of September 30, 2018, and following Navios Containers’ private placements in August and November 2017 and March 2018, Navios Holdings owned 3.1% in Navios Containers and warrants for the purchase of an additional 1.7% of the equity of Navios Containers.

Navios Holdings evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Containers and, therefore, its investment in Navios Containers is accounted for under the equity method.

B-F-40

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Total equity method income of $171 and $7 were recognized in “Equity in net (losses)/earnings of affiliated companies” for the three month periods ended September 30, 2018 and 2017, respectively, and total equity method income of $415 and $95 was recognized for the nine month periods ended September 30, 2018 and 2017, respectively.

As of September 30, 2018 and December 31, 2017, the carrying amount of the investment in Navios Containers was $6,075 and $5,161, respectively.

As of September 30, 2018, the market value of the investment in Navios Containers was $5,891.

Following the results of the significant tests performed by the Company, it was concluded that two affiliates met the significant threshold requiring summarized financial information to be presented.

	September 30, 2018		December 31, 2017
	Navios Partners	Navios Acquisition	Navios Partners	Navios Acquisition
Balance Sheet
Cash and cash equivalents, including restricted cash	$58,322	$48,313	$29,933	$86,458
Current assets	89,350	90,536	60,306	119,733
Non-current assets	1,239,273	1,365,936	1,244,996	1,453,048
Current liabilities	54,075	136,826	54,247	74,618
Long- term debt including current portion, net	511,669	1,016,324	493,463	1,065,369
Non-current liabilities	491,262	941,694	483,345	1,035,688

	Nine Month Period Ended September 30, 2018		Nine Month Period Ended September 30, 2017
	Navios Partners	Navios Acquisition	Navios Partners	Navios Acquisition
Income Statement
Revenue	$173,819	$129,218	$152,383	$176,961
Net (loss)/ income	$(13,598)	$(69,942)	$7,965	$(66,907)

	Three Month Period Ended September 30, 2018		Three Month Period Ended September 30, 2017
	Navios Partners	Navios Acquisition	Navios Partners	Navios Acquisition
Income Statement
Revenue	$62,571	$41,589	$59,954	$54,021
Net income / (loss)	$10,457	$(23,408)	$9,173	$(8,105)

Available-for-sale securities (“AFS Securities”)

During the year ended December 31, 2017, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were recorded at fair value upon their issuance and subsequent changes in market value are recognized within accumulated other comprehensive income/(loss) or since January 1, 2018 within consolidated statements of comprehensive (loss)/income.

B-F-41

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The shares received from STX were accounted for under the guidance for AFS Securities. The Company has no other types of AFS securities. On January 1, 2018, the Company adopted ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”.

As of September 30, 2018 and December 31, 2017, the carrying amount of the available-for-sale securities related to STX was $227 and $238, respectively and was recorded under “Other long-term assets” in the consolidated balance sheet.

As of December 31, 2017, the unrealized holding losses related to these AFS Securities included in “Accumulated Other Comprehensive Loss” were $2. During the three and nine month period ended September 30, 2018, the unrealized holding gains/(losses) related to these AFS Securities included in “Other (expense)/income, net” was $16 and $(11), respectively.

NOTE 14: SUBSEQUENT EVENTS

a)

Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party one newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the second quarter of 2020. Navios Holdings has agreed to pay in total $5,820, representing a deposit for the option to acquire this vessel, of which $2,910 was paid upon signing of the contract in October 2018.

b)

In November 2018, Navios Primavera, a 2007-built, 53,464 dwt vessel, was delivered to the owned fleet. In August 2018, Navios Holdings had exercised the option to acquire the above chartered-in vessel, for a purchase price of $10,501, as determined based on the actual delivery date of the vessel.

c)

In November 2018, Navios Holdings agreed to sell to an unrelated third party, the Navios Magellan, a 2000-built Panamax vessel of 74,333 dwt, for a total net sale price of $6,950 to be paid in cash, with delivery expected in December 2018. The impairment loss due to the sale is expected to be approximately $5,402.

d)

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in Port Murtinho region, Brazil for a total consideration of $1,093. Navios Logistics plans to develop this land for its port operations.

B-F-42

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date:	November 29, 2018

B-F-43

ANNEX C-1

ARTICLES OF AMENDMENT OF

ARTICLES OF INCORPORATION OF

NAVIOS MARITIME HOLDINGS INC.

UNDER SECTION 90 OF THE BUSINESS CORPORATIONS ACT

The undersigned, (name) the (title) of NAVIOS MARITIME HOLDINGS INC., a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of amending the Articles of Incorporation of said Corporation hereby certify:

1. The name of the Corporation is NAVIOS MARITIME HOLDINGS INC.

2. The Articles of Incorporation were originally filed with the Registrar of Corporations under the laws of the Republic of the Marshall Islands on November 19, 2002, Restated Articles of Incorporation were filed on December 5, 2002, Articles of Amendment to the Articles of Incorporation were filed on April 23, 2003 and February 16, 2005, Articles of Merger were filed on August 25, 2005, an Amendment and Restatement of the Articles of Incorporation was filed on August 25, 2005, Articles of Amendment to the Articles of Incorporation were filed on January 10, 2007, and Certificates of Designation were filed on October 6, 2008, June 30, 2009, September 17, 2009, September 17, 2009, January 25, 2010, November 8, 2010, November 26, 2010, January 27, 2014, and July 7, 2014.

3. The Certificate of Designation relating to Preferred Stock of the Corporation designated as “8.75% Series G Redeemable Perpetual Preferred Stock,” filed on January 27, 2014, is hereby amended and restated in its entirety to read as follows:

Section 1 Designation.

The Shareholders hereby amend and restate the designation of the Board of Directors creating a series of Preferred Stock designated as “8.75% Series G Redeemable Perpetual Preferred Stock,” and fix the preferences, rights, powers and duties of the holders of the Series G Preferred Stock as set forth in this Amended and Restated Certificate of Designation. Each share of Series G Preferred Stock shall be identical in all respects to every other share of Series G Preferred Stock. The Series G Preferred Stock represent perpetual equity interests in the Corporation and shall not give rise to a claim by the holder for redemption thereof at a particular date.

Section 2 Shares.

The authorized number of shares of Series G Preferred Stock shall be 23,000 shares, subject to increase by filing a certificate of designation with respect to such additional shares. Shares of Series G Preferred Stock that are repurchased or otherwise acquired by the Corporation shall be cancelled and shall revert to the status of authorized but unissued preferred stock of the Corporation, undesignated as to series.

Section 3 Dividends.

(a) Dividends, when, as, and if and only if declared by the Corporation (in its sole discretion) to be paid by the Corporation in accordance with this Section 3, shall be paid quarterly on each Series G Dividend Payment Date. Notwithstanding the forgoing, dividends shall not accumulate or accrue and the Corporation shall have no obligations, payment or otherwise, in respect of any Series G Dividend Period, whether or not such Series G Dividend Period is prior to or after the date of this Amended and Restated Certificate of Designation regardless of whether any such Series G Dividends shall have been declared for any such prior Series G Dividend Period). If any Series G Dividend Payment Date otherwise would occur on a date that is not a Business Day, declared Series G Dividends shall be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Series G Dividends shall be payable based on a 360-day year consisting of twelve 30-day months.

C-1-1

(b) Not later than 5:00 p.m., New York City time, on each Series G Dividend Payment Date, the Corporation shall pay those Series G Dividends, if any, that shall have been declared by the Board of Directors to the Paying Agent or, if there is no Paying Agent at the relevant time, to the Series G Holders as such Series G Holders’ names appear on the stock transfer books of the Corporation maintained by the Transfer Agent on the applicable record date. The record date (the “Series G Dividend Record Date”) for any Series G Dividend payment shall be the fifth Business Day immediately preceding the applicable Series G Dividend Payment Date. No dividend shall be declared or paid or set apart for payment on any Junior Securities in any Series G Dividend Period (other than a dividend payable solely in Junior Securities) unless Series G Dividends in an amount equal to at least one quarter of the Series G Dividend Rate have been or contemporaneously are being paid or provided for in the same Series G Dividend Period. If less than all dividends payable with respect to all Series G Preferred Stock and any Parity Securities are paid in a given Series G Dividend Period, any partial payment shall be made pro rata with respect to the Series G Preferred Stock and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate dividend amounts remaining due in respect of such Series G Preferred Stock and Parity Securities at such time. Series G Holders shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of any Series G Dividends actually declared by the Board in its sole discretion. The Paying Agent shall be responsible for holding or distributing payments to Series G Holders in accordance with the instructions of such Series G Holders. In other circumstances, dividends may be paid by check mailed to the registered address of the Series G Holder, unless, in any particular case, the Corporation elects to pay the wire transfer.

Section 4 Liquidation Rights.

(a) Upon the occurrence of any Liquidation Event, Series G Holders shall be entitled to receive out of the assets of the Corporation or proceeds thereof legally available for distribution to stockholders of the Corporation, (i) after satisfaction of all liabilities, if any, to creditors of the Corporation, (ii) after all applicable distributions of such assets or proceeds being made to or set aside for the holders of any Senior Securities then outstanding in respect of such Liquidation Event, (iii) concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of any Parity Securities then outstanding in respect of such Liquidation Event and (iv) before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other classes or series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series G Preferred Stock in an amount equal to the Series G Liquidation Preference. For purposes of clarity, upon the occurrence of any Liquidation Event, (x) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference, plus the amount of any accumulated and unpaid dividends thereon (whether or not such dividends shall have been declared), if applicable) on such Senior Securities before any distribution shall be made to the Series G Holders or any Parity Securities and (y) the Series G Holders shall be entitled to the Series G Liquidation Preference per share of Series G Preferred Stock in cash concurrently with any distribution made to the holders of Parity Securities and before any distribution shall be made to the holders of Common Stock or any other Junior Securities. Series G Holders shall not be entitled to any other amounts from the Corporation, in their capacity as Series G Holders, after they have received the Series G Liquidation Preference. The payment of the Series G Liquidation Preference shall be a payment in redemption of the Series G Preferred Stock such that, from and after payment of the full Series G Liquidation Preference any such share of Series G Preferred Stock shall thereafter be cancelled and no longer be outstanding.

(b) If, in the event of any distribution or payment described in Section 4(a) above where the Corporation’s assets available for distribution to holders of the outstanding Series G Preferred Stock and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference for such Series G Preferred Stock and Parity Securities, the Corporation’s then remaining assets or proceeds thereof legally available for distribution to shareholders of the Corporation shall be distributed among the holders of outstanding Series G Preferred Stock and such Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. To the extent that the Series G Holders receive a partial payment of their Series G Liquidation Preference, such

C-1-2

partial payment shall reduce the Series G Liquidation Preference of their Series G Preferred Stock, but only to the extent of such amount paid.

(c) After payment of the applicable Liquidation Preference to the holders of the outstanding Series G Preferred Stock and any Parity Securities, the Corporation’s remaining assets and funds shall be distributed among the holders of the Common Stock, the Existing Preferred Stock and any other Junior Securities then outstanding according to their respective rights and preferences.

Section 5 Voting Rights.

(a) Notwithstanding anything to the contrary in this Amended and Restated Certificate of Designation, the Series G Preferred Stock shall have no voting rights except as set forth in this Section 5 or as otherwise provided by the BCA.

(b) In the event that one quarterly Series G Dividend have not been declared or paid (whether or not such Series G Dividend shall have been declared and whether or not there are profits, surplus or other funds legally available for the payment of Series G Dividends), the Corporation shall use commercially reasonable efforts to obtain an amendment to the Articles of Incorporation to effectuate any and all such changes thereto as may be necessary to permit the Series G Holders to exercise the voting rights described in the following sentence. If and when six or more quarterly Series G Dividends are have not been declared or paid, whether or not consecutive (and whether or not such dividends shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), then if the Articles of Incorporation have been amended as described in the preceding sentence, the Series G Holders shall have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at a meeting of the Corporation called for such purpose within 30 days after receipt by the Corporation of a request by Series G Holders holding a majority of the outstanding Series G Preferred Stock, to elect one member of the Board of Directors, and the size of the Board of Directors shall be increased as needed to accommodate such change (unless the size of the Board of Directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series G Preferred Stock voted as a class for the election of such director). For avoidance of doubt, commercially reasonable efforts shall not be deemed to include the requirement to pay any consent or other fee to obtain such amendment to the Articles of Incorporation. Any such amendment to the Articles of Incorporation, if obtained, shall also provide that such right of such Series G Holders to elect a member of the Board of Directors shall continue until such time as the Corporation has paid non-cumulative dividends for four consecutive Series G Dividend Periods, at which time such right shall terminate, subject to the revesting of such right in the event of each and every subsequent failure to declare and to pay six quarterly Series G Dividends as described above in this Section 5(b). Upon any termination of the right of the Series G Holders and, if applicable, holders of any other Parity Securities to vote as a class for such director, the term of office of the director then in office elected by such Series G Holders and holders voting as a class shall terminate immediately. Any director elected by the Series G Holders and, if applicable, any other Parity Securities shall be entitled to one vote on any matter before the Board of Directors.

(c) Unless the Corporation shall have received the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Series G Preferred Stock, voting as a single class, the Corporation shall not adopt any amendment to the Articles of Incorporation that materially and adversely alters the preferences, powers or rights of the Series G Preferred Stock.

(d) Unless the Corporation shall have received the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Series G Preferred Stock, voting as a class together, the Corporation shall not create or issue any Senior Securities.

C-1-3

(e) For any matter described in this Section 5 in which the Series G Holders are entitled to vote as a class (whether separately or together with the holders of any Parity Securities), such Series G Holders shall be entitled to one vote per share of Series G Preferred Stock. Any shares of Series G Preferred Stock held by the Corporation or any of its subsidiaries or Affiliates shall not be entitled to vote.

(f) No vote or consent of Series G Holders shall be required for (i) the creation or incurrence of any indebtedness, (ii) the authorization or issuance of any Common Stock or other Junior Securities or (iii) the authorization or issuance of any Preferred Stock of the Corporation.

Section 6 Optional Redemption.

The Corporation shall have the right at any time, and from time to time, on or after January 28, 2019 to redeem the Series G Preferred Stock, in whole or in part, from any source of funds legally available for such purpose. The Corporation may undertake multiple partial redemptions. Subject to the first sentence of this paragraph, any such redemption shall occur on a date set by the Corporation (the “Series G Redemption Date”).

(a) The Corporation shall effect any such redemption by paying cash for each share of Series G Preferred Stock to be redeemed equal to the Series G Liquidation Preference for such Series G Preferred Stock on such Series G Redemption Date (the “Series G Redemption Price”). The Series G Redemption Price shall be paid by the Paying Agent to the Series G Holders on the Series G Redemption Date.

(b) The Corporation shall give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled Series G Redemption Date, to the Series G Holders (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series G Preferred Stock to be redeemed as such Series G Holders’ names appear on the Corporation’s share transfer books maintained by the Transfer Agent at the address of such Series G Holders shown therein. Such notice (the “Series G Redemption Notice”) shall state: (1) the Series G Redemption Date, (2) the number of shares of Series G Preferred Stock to be redeemed and, if less than all outstanding Series G Preferred Stock are to be redeemed, the number (and the identification) of shares of Series G Preferred Stock to be redeemed from such Series G Holder, (3) the Series G Redemption Price and (4) the place where the shares of Series G Preferred Stock are to be redeemed and shall be presented and surrendered for payment of the Series G Redemption Price therefor.

(c) If the Corporation elects to redeem less than all of the outstanding Series G Preferred Stock, the number of shares of Series G Preferred Stock to be redeemed shall be determined by the Corporation, and such shares of Series G Preferred Stock shall be redeemed by such method of selection as the Paying Agent shall determine, either pro rata or by lot, with adjustments to avoid redemption of fractional shares of Series G Preferred Stock. The aggregate Series G Redemption Price for any such partial redemption of the outstanding Series G Preferred Stock shall be allocated correspondingly among the redeemed shares of Series G Preferred Stock. The shares of Series G Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Amended and Restated Certificate of Designation (including the Corporation’s right, if it elects so, to redeem all or part of the Series G Preferred Stock outstanding at any relevant time in accordance with this Section 6 (including this paragraph (c))).

(d) If the Corporation gives or causes to be given a Series G Redemption Notice, the Corporation shall deposit with the Paying Agent funds, sufficient to redeem the Series G Preferred Stock as to which such Series G Redemption Notice shall have been given, no later than 5:00 p.m., New York City time, on the Business Day immediately preceding the Series G Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Series G Redemption Price to the Series G Holders to be redeemed upon surrender or deemed surrender of the certificates therefor as set forth in the Series G Redemption Notice. If the Series G Redemption Notice shall have been given, from and after the Series G Redemption Date, unless the Corporation defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Series G Redemption Notice, all rights of holders of such Series G Preferred Stock as the Corporation’s

C-1-4

stockholders with respect to such Series G Preferred Stock shall cease, except the right to receive the Series G Redemption Price, and such Series G Preferred Stock shall not thereafter be transferred on the books of the Transfer Agent or be deemed to be outstanding for any purpose whatsoever. The Corporation shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Series G Redemption Price of the Series G Preferred Stock to be redeemed), and the holders of any Series G Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Corporation for any reason, including, but not limited to, redemption of Series G Preferred Stock, that remain unclaimed or unpaid after two years after the applicable Series G Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Corporation upon its written request, after which repayment the Series G Holders entitled to such redemption or other payment shall have recourse only to the Corporation. Notwithstanding any Series G Redemption Notice, there shall be no redemption of any Series G Preferred Stock called for redemption until funds sufficient to pay the full Series G Redemption Price of such Series G Preferred Stock shall have been deposited by the Corporation with the Paying Agent.

(e) Any Series G Preferred Stock that are redeemed or otherwise acquired by the Corporation shall be canceled and shall constitute Preferred Stock subject to designation by the Board of Directors as set forth in the Articles of Incorporation. If only a portion of the Series G Preferred Stock represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent, the Paying Agent shall issue to the Series G Holders a new certificate (or adjust the applicable book-entry account) representing the number of Series G Preferred Stock represented by the surrendered certificate that have not been called for redemption.

Section 7 Rank.

The Series G Preferred Stock shall be deemed to rank:

(a) Senior to (i) the Common Stock, (ii) the Existing Preferred Stock, and (iii) any other class or series of capital stock established after the Series G Original Issue Date by the Board of Directors, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series G Preferred Stock as to dividends and distributions upon any Liquidation Event (collectively referred to with the Common Stock and the Existing Preferred Stock as “Junior Securities”);

(b) On a parity with any class or series of capital stock established after the Series G Original Issue Date by the Corporation, the terms of which class or series are not expressly subordinated or senior to the Series G Preferred Stock as to dividends and distributions upon any Liquidation Event (collectively referred to as “Parity Securities”); and

(c) Junior to any class or series of capital stock established after the Series G Original Issue Date by the Corporation, the terms of which class or series expressly provide that it ranks senior to the Series G Preferred Stock as to dividends and distributions upon any Liquidation Event (collectively referred to as “Senior Securities”).

The Corporation may issue Junior Securities, Parity Securities and, subject to any approvals required by Series G Holders pursuant to Sections 5(d), Senior Securities from time to time in one or more classes or series without the consent of the Series G Holders. The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such class or series before the issuance of any shares of such class or series.

C-1-5

Section 8 Definitions.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Amended and Restated Certificate of Designation” means this Amended and Restated Certificate of Designation relating to the Series G Preferred Stock, as it may be amended from time to time in a manner consistent with this Amended and Restated Certificate of Designation, the Articles of Incorporation, the Bylaws and the BCA.

“Articles of Incorporation” means the Amended and Restated Articles of Incorporation of the Corporation, as they may be amended from time to time in a manner consistent with this Amended and Restated Certificate of Designation, and shall include this Amended and Restated Certificate of Designation.

“BCA” has the meaning set forth in the introductory paragraph of this Amended and Restated Certificate of Designation.

“Board of Directors” means the board of directors of the Corporation or, to the extent permitted by the Articles of Incorporation and the BCA, any authorized committee thereof.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required to close.

“Bylaws” means the bylaws of the Corporation, as they may be amended from time to time.

“Common Stock” means the common stock of the Corporation, par value $0.0001 per share, and any other outstanding class of common stock of the Corporation.

“Corporation” has the meaning set forth in the introductory paragraph of this Amended and Restated Certificate of Designation.

“Existing Preferred Stock” means the Corporation’s Preferred Stock outstanding on the Series G Original Issue Date, consisting of the shares outstanding on the date hereof of the Corporation’s Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and Series F Convertible Preferred Stock.

“Junior Securities” has the meaning set forth in Section 7(a).

“Liquidation Event” means the occurrence of a dissolution, winding up of the affairs or liquidation of the Corporation, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Corporation nor the consolidation or merger of the Corporation with or into any other Person, individually or in a series of transactions, shall be deemed a Liquidation Event.

“Liquidation Preference” means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 4(a) of this Amended and Restated Certificate of Designation and with respect to any holder of any class or series of capital stock of the Corporation, the amount otherwise payable to such holder in such distribution with respect to such class or series of capital stock (assuming no limitation on the assets of the Corporation available for such distribution). For avoidance of doubt, for the foregoing purposes the Series G Liquidation Preference is the Liquidation Preference with respect to the Series G Preferred Stock.

C-1-6

“Parity Securities” has the meaning set forth in Section 7(b).

“Paying Agent” means Continental Stock Transfer and Trust Company, acting in its capacity as paying agent for the Series G Preferred Stock, and its respective successors and assigns or any other payment agent appointed by the Corporation.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

“Preferred Stock” means securities of the Corporation, designated as “Preferred Stock,” which entitles the holder thereof to a preference with respect to dividends or as to the distribution of assets upon any Liquidation Event, over Common Stock, including the Series G Preferred Stock.

“Record Holder” means the Person in whose name Series G Preferred Stock is registered on the books of the Transfer Agent as of, unless otherwise set forth in this Amended and Restated Certificate of Designation, the opening of business on a particular Business Day.

“Registrar” means the Registrar of Corporations as defined in Section 4 of the BCA.

“Senior Securities” has the meaning set forth in Section 7(c).

“Series G Dividends” means dividends with respect to the Series G Preferred Stock pursuant to Section 3 of this Certificate of Designation.

“Series G Dividend Payment Date” means each January 15, April 15, July 15, and October 15, commencing April 15, 2014.

“Series G Dividend Period” means a period of time from and including the preceding Series G Dividend Payment Date (other than the initial Series G Dividend Period, which shall commence on and include the Series G Original Issue Date), whether or not any Series G Dividends has actually been paid on such date, to but excluding the next Series G Dividend Payment Date for such Series G Dividend Period.

“Series G Dividend Rate” means a rate equal to 8.75% per annum of the Stated Series G Liquidation Preference, an amount equal to $2,500.00 per share of Series G Preferred Stock.

“Series G Dividend Record Date” has the meaning set forth in Section 3(b).

“Series G Holder” means a Record Holder of the Series G Preferred Stock.

“Series G Liquidation Preference” means a liquidation preference for each share of Series G Preferred Stock initially equal to $2,500.00 per share, which liquidation preference shall be subject to decrease upon a distribution in connection with a Liquidation Event described in Section 4 of this Amended and Restated Certificate of Designation which does not result in payment in full of the liquidation preference of such share of Series G Preferred Stock.

“Series G Original Issue Date” means January 28, 2014.

“Series G Preferred Stock” means Preferred Stock having the designations, preferences, rights, powers and duties set forth in this Amended and Restated Certificate of Designation.

“Series G Redemption Date” has the meaning set forth in Section 6.

C-1-7

“Series G Redemption Notice” has the meaning set forth in Section 6(b).

“Series G Redemption Price” has the meaning set forth in Section 6(a).

“Transfer Agent” means Continental Stock Transfer and Trust Company, acting it is capacity as registrar and transfer agent for the Series G Preferred Stock, and its respective successors and assigns or any other bank, trust company or other Person as shall be appointed from time to time by the Corporation to act as registrar and transfer agent for the Series G Preferred Stock.

Section 9 Fractional Shares.

No Series G Preferred Stock may be issued in fractions of a share.

Section 10 No Sinking Fund.

The Series G Preferred Stock shall not have the benefit of any sinking fund.

Section 11 Record Holders.

To the fullest extent permitted by applicable law, the Corporation, the Registrar, the Transfer Agent and the Paying Agent may deem and treat any Series G Holder as the true, lawful and absolute owner of the applicable Series G Preferred Stock for all purposes, and neither the Corporation nor the Registrar, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary.

Section 12 Notices.

All notices or communications in respect of the Series G Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Amended and Restated Certificate of Designation, in the Articles of Incorporation, the Bylaws or by applicable law.

Section 13 Other Rights.

The Series G Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Amended and Restated Certificate of Designation, the Articles of Incorporation, the Bylaws or as provided by applicable law.

4. The amendment to the Articles of Incorporation was authorized by vote of the holders of (i) at least a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders and (ii) 66 2/3% of the holders of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock voting as a class.

IN WITNESS WHEREOF, we have executed these Articles of Amendment as of this day of                , 20    .

Name:	Angeliki Frangou
Title:	Chief Executive Officer

Name:	Vasiliki Papaefthymiou
Title:	Corporate Secretary

C-1-8

Navios Maritime Holdings Inc.

OFFER TO EXCHANGE

Cash and/or 9.75% Senior Notes Due 2024

For

946,100 American Depositary Shares, Each Representing 1/100th of a Share of 8.75% Series G Cumulative

Redeemable Perpetual Preferred Stock

AND

SERIES G ADS CONSENT SOLICITATION STATEMENT

To Adopt The Series G Proposed Amended and Restated

Certificate of Designation

PROSPECTUS

The Exchange Agent is:

The Bank of New York Mellon

By Mail: The Bank of New York Mellon Voluntary Corporate Actions—Suite V P.O. Box 43031 Providence, Rhode Island 02940-3031 United States of America	By Overnight Courier: The Bank of New York Mellon Voluntary Corporate Actions—Suite V 250 Royall Street Canton, Massachusetts 02021 United States of America

The Information Agent is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Call Toll-Free (888) 566-3252

Contact via E-mail at: Navios@georgeson.com

Any questions or requests for assistance may be directed to the Information Agent at the address and telephone number provided above. Requests for additional copies of this prospectus may be directed to the Information Agent at the address and telephone number provided above. Beneficial owners may also contact their custodian for assistance concerning the Exchange Offer and Series G ADS Consent Solicitation.